


05009861

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME **Fuji Heavy Industries Ltd.**

***CURRENT ADDRESS** **Subaru Building, 7-2 Nishi-Shinjuku 1-chome, Shinjuku-ku Tokyo, 160-8316, Japan**

****FORMER NAME**

****NEW ADDRESS** __________

FILE NO. **82-1132** **FISCAL YEAR** **2004**

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	X
DEF 14A	(PROXY)	☐		

OICF / BY: S. Min

DATE:07/20/05



Exhibit A

English Documents

#		Date Released
1	Annual Report for year ended March 31, 2004	August 2004
2	Press Release "Issuance of Unsecured Straight Bonds (Series 13)" (English translation)	April 7, 2004
3	Press Release "Fuji Heavy Industries to Establish Subaru Sales Network in China Deals Signed with Local Distributors"	April 14, 2004
4	Brief Announcement of annual financial results for the fiscal year ended March 31, 2004	May 14, 2004
5	Press Release "Conclusion of the Stock Exchange Agreement between Fuji Heavy Industries Ltd. and Yusoki Kougyo K.K." (English translation)	May 14, 2004
6	Press Release "Subaru to Introduce Next-Generation Diagnosis System – Newly Developed Driving Recorder Device Is Equipped"	May 18, 2004
7	Environmental & Social Report for FY2004	June 2004
8	Convocation Notice of the 73rd ordinary general meeting of shareholders (English translation)	June 4, 2004
9	Revised Articles of Incorporation	June 25, 2004
10	Press Release "Outline of Exhibition at the 8th Beijing Motor Show (Auto China 2004)"	June 8, 2004
11	Press Release "Fuji Heavy Industries Concludes OEM Agreement with German Diesel Engine Manufacturer Motorenfabrik HATZ GmbH"	June 30, 2004
12	Press Release "Fuji Heavy Industries and Saab Continue Partnership with New "Cross-over" Vehicle Alliance"	July 8, 2004
13	First Quarter Financial Results for the three months ended June 30, 2004, as filed with the Tokyo Stock Exchange	August 6, 2004
14	Press Release "Exhibition Outlines of the Mondial de l'Automobile 2004 (Paris Motor Show)"	August 20, 2004
15	Press Release "Fuji Heavy Industries Applies to the FIA for Group N Homologation for the Subaru Impreza WRX Sti spec C"	September 1, 2004
16	Press Release "Issuance of Stock Options (New Share Reservation Rights)" (English translation)	September 6, 2004

17	Press Release "Repurchase of Company's Shares due to Stock Options (New Share Reservation Rights)" (English translation)	September 9, 2004
18	Press Release "Exhibition Outlines of the 38th Tokyo Motor Show for Commercial & Barrier-free Vehicles"	October 14, 2004
19	Brief announcement of interim financial results for the six month ended September 30, 2004	November 12, 2004
20	Press Release "The All-New Subaru B9X will Debut at the North American International Auto Show 2005"	November 5, 2004
21	Press Release "Subaru R2 was Awarded 2005RJC Car of the Year "Special Award for Best Mini Passenger Car""	November 17, 2004
22	Press Release "Construction of New Aircraft Manufacturing Plant in Handa City, Aichi Prefecture" (English translation)	November 22, 2004
23	Press Release "Fuji Heavy Industries Introduces the Subaru R1, an ALL-New Mini Car"	December 24, 2004
24	Press Release "Fuji Heavy Industries Names its All-New Crossover Vehicle the SUBARU B9 TRIBECA"	December 17, 2004
25	Press Release "The Subaru B9 TRIBECA Makes its World Premiere at the 2005 North American International Auto Show"	January 11, 2005
26	Press Release "Subaru Sales and Production Plans for 2005"	January 14, 2005
27	Press Release "Fuji Heavy Industries Gives the Subaru Forester a Major Facelift"	January 27, 2005
28	Press Release "Exhibition Outlines of the 75th Geneva International Motor Show"	February 1, 2005
29	Third Quarter Financial Results for the nine months ended December 31, 2004, as filed with the Tokyo Stock Exchange	February 14, 2005
30	Certificate Regarding Timely Disclosure, as filed with the Tokyo Stock Exchange (English translation)	February 25, 2005
31	Press Release "Subaru Legacy Cumulative Production Hits 3 Million Mark"	March 15, 2005



April 07, 2004

Issuance of Unsecured Straight Bonds (Series 13)

April 7, 2004, Fuji Heavy Industries Ltd. launched the Series 13 Unsecured Straight Bond. The summary of the bond is shown as follows.

Terms & Conditions of the Bond

1.	Amount	¥20,000 million	
2.	Par Amount	¥100 million	
3.	Coupon	1.31% per annum	
4.	Issue Price	100	
5.	Redemption Price	100	
6.	Maturity	7 Years	
		(1) Maturity	April 28, 2011
		(2) Repurchase Enable after the issue date	
7.	Coupon Date	April 30 and Oct. 31	
		(1st Coupon date : Oct. 31, 2004)	
8.	Launch Date	April 7, 2004	
9.	Settlement Date	April 30, 2004	
10.	Collateral	None	
11.	Covenants	Negative Pledge	
		Pari Passu	
12.	Rating	A− (R&I)	
13.	Underwriter	Joint Lead Managers	Mizuho Securities (Bookrunner)
			Nikko Citigroup Ltd
14.	Subscription	Head Office and Branches of the Underwriters	
15.	Financial Agent	Mizuho Corporate Bank, Ltd.	
16.	Registration Agent	Mizuho Corporate Bank, Ltd.	
17.	Yield	1.31% per annum	

PRESS INFORMATION


SUBARU
SEC MAIL RECEIVED PROCESSING
JUN 20 2005
WASH. D.C. 192 SECTION

富士重工業株式会社　広報部
〒160-8316 東京都新宿区西新宿1-7-2 TEL03-3347-2029 FAX03-3347-2295
FUJI HEAVY INDUSTRIES LTD. Corporate Communications Department
1-7-2,Nishi-Shinjuku,Shinjuku-ku,Tokyo 160-8316 JAPAN Telephone 81-3-3347-2029 Facsimile 81-3-3347-2295

April 14, 2004

Fuji Heavy Industries to Establish Subaru Sales Network in China
Deals Signed with Local Distributors

Fuji Heavy Industries, Ltd. (FHI), a Japanese auto manufacturer known for Subaru, today announced that it recently signed exclusive distribution agreements with three automobile enterprises in China, setting out to establish a local sales network for imported Subaru brand cars.

FHI signed the deals with Ji-Dong Trading Group Limited in Tangshan, Hebei Province; Shanghai Automotive Industry Sales Corp. (SAISC) in Shanghai; and Motor Image China Limited in Hong Kong. Each distributor will be responsible for establishing Subaru dealerships within its given area: Northern area of China for Ji-Dong Trading Group, Eastern area of China for SAISC and Southern area of China for Motor Image China.

The agreements will help the distributors grow their own auto sales business and give FHI effective means to develop the Chinese market in a short period at minimum cost.

FHI has set a goal to establish 100 local dealerships and sell some 5,000 units of Subaru cars annually throughout China by 2007.

The import car market in China is growing steadily in recent years as overall demands for passenger cars continue to expand dramatically. Subaru has set a strategy to establish Subaru brand that is globally recognized image of "a car that pursues advanced driving performance" in the Chinese market. Subaru will focus on offering value-added, high-performance models, imported from Japan, to affluent individuals in the metropolitan areas.

Since July 2002, FHI has test-marketed two Subaru models -- the Impreza Sedan WRX and the Forester Turbo-- in Guangdong Province through two dealerships of Motor Image China. Based on the findings from the trial and various feasibility studies, FHI believes the newly signed exclusive distribution agreements are the best approach for Subaru to develop its own sales network in China and expand business in one of the foreign markets of the greatest potential.

-Corporate Profile of Ji-Dong Trading Group Limited-

Company Name: Ji-Dong Trading Group Limited
Headquarters: Tangshan, Hebei Province
Representative: Pang Qing Hua
Year Founded: 1994
Paid-in Capital: 105 million yuan (approx. 1.5 billion yen)
Number of Employees: approx. 4,000
Main Business: Automobile dealership, auto parts manufacturing and real estate development
FY2003 Automobile Sales: 80,900 units

-Corporate Profile of Shanghai Automotive Industry Sales Corp.-

Company Name: Shanghai Automotive Industry Sales Corp. (SAISC)
Headquarters: Shanghai
Representative: Ye Yong Ming
Year Founded: 1985
Paid-in Capital: 100 million yuan (approx. 1.5 billion yen)
Number of Employees: approx. 3,000
Main Business: Automobile dealership, transportation, car rental, auto loans and services
FY2003 Automobile Sales: 21,000 units

-Corporate Profile of Tan Chong International Limited*-
* Motor Image China Limited is a wholly owned subsidiary of Tan Chong International.

Company Name: Tan Chong International Limited
Headquarters: Hong Kong
Representative: Joseph Ong
Year Founded: 1998
Paid-in Capital: 1.5 billion Hong Kong dollars (approx. 22.5 billion yen)
Number of Employees: approx. 1,000
Main Business: Automobile dealership, mobile phone sales and real estate rental
FY2003 Automobile Sales: 17,000 units (global)

Consolidated Financial Results for Fiscal 2004

May 14, 2004

For Immediate Release

Company Name : **Fuji Heavy Industries Ltd.**
Name of Stock Exchange : Tokyo Stock Exchange (First section)
Code No. : 7270
Location of Head Office : Tokyo, Japan
URL : http://www.fhi.co.jp/fina/index.html
Representative : Mr. Kyoji Takenaka, President and CEO
Contact for Inquiries : Mr. Yoshiaki Arai, General Manager of Administration Department
Tel: (03) 3347-2005

Date of the Board of Directors Meeting Held for the Approving the Financial Results: May 14, 2004
Name of the Parent Company: (Code No.: –)
Percentage of the Shares Held by the Parent Company: – %
Adoption of US Generally Accepted Accounting Principles: No

1. Performance in Fiscal 2004 (from April 1, 2003 to March 31, 2004)

Note that all amounts have been rounded off to the nearest million yen, unless otherwise specified.

(1) Consolidated Results of Operations

(Unit: Millions of yen, except for per share figures)

	Net sales	Operating income	Ordinary income
Fiscal 2004	¥ 1,439,451 (4.9 %)	¥ 50,324 (-25.5 %)	¥ 56,614 (-3.3 %)
Fiscal 2003	¥ 1,372,337 (0.7 %)	¥ 67,521 (-23.7 %)	¥ 58,566 (-25.2 %)

	Net income	Net income per share, basic (Yen)	Net income per share, diluted (Yen)	Return on equity (%)	Ratio of ordinary income to total assets (%)	Ratio of ordinary income to net sales (%)
Fiscal 2004	¥ 38,649 (15.4 %)	¥ 50.62	¥ 49.66	8.9 %	4.2 %	3.9 %
Fiscal 2003	¥ 33,484 (10.6 %)	¥ 44.84	¥ 42.91	8.3 %	4.5 %	4.3 %

Notes:
1. Equity income from investments in affiliated companies : Fiscal 2004 : ¥ – million; Fiscal 2003 : ¥ 12 million
2. Average number of shares outstanding during the year : Fiscal 2004 : 760,337,498 shares; Fiscal 2003 : 743,083,117 shares
3. Accounting change : See "Change of Accounting Policy" section
4. Percentage figures in the net sales, operating income, ordinary income and net income columns represent changes from prior year.

(2) Financial Position

(Unit: Millions of yen, except for per share figures)

	Total assets	Shareholders' equity	Shareholders' equity to total assets (%)	Shareholders' equity per share (Yen)
Fiscal 2004	¥ 1,349,727	¥ 453,708	33.6 %	¥ 582.60
Fiscal 2003	¥ 1,344,072	¥ 411,252	30.6 %	¥ 553.90

Note: Number of shares outstanding at end of the year : Fiscal 2004 : 778,489,633 Shares
Fiscal 2003 : 742,164,860 Shares

(3) Cash Flows

(Unit: Millions of yen)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of the year
Fiscal 2004	¥ 99,774	(¥ 127,140)	¥ 2,335	¥ 139,401
Fiscal 2003	¥ 108,063	(¥ 56,088)	(¥ 11,689)	¥ 169,944

(4) Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries: 66

Non-consolidated subsidiaries accounted for by the equity method: –

Affiliated companies accounted for by the equity method: –

(5) Changes in Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries:

Newly included: 1
Newly excluded: 1

Affiliated companies accounted for by the equity method:

Newly included: –
Newly excluded: 1

2. Projections for Fiscal 2005 (from April 1, 2004 to March 31, 2005)

(Unit: Millions of yen, except for per share figures)

	Net sales	Ordinary income	Net income
Half year	¥ 700,000	¥ 17,000	¥ 8,000
Full year	¥ 1,470,000	¥ 47,000	¥ 32,000

Reference: Projected net income per share (full year): ¥ 41.11

The above projections are made based on available information and assumptions as of May 14, 2004, and are subject to the uncertainties of future operations. Therefore, actual results could differ materially from those anticipated. The assumptions used for the above projections are stated on page 9.

1. Condition of the FHI Group

As of March 31, 2004, the FHI Group consisted of Fuji Heavy Industries Ltd., 115 subsidiaries, 11 affiliated companies and 2 associated companies primarily engaged in operations related to the Group's automotive business, industrial machinery business, aerospace business and other services, producing a wide range of products.

The flow chart below illustrates the relationship that each subsidiary and affiliate maintains to the parent company.



*4 General Motors Corporation
(equity method)
*4 General Motors of Canada Limited
(equity method)
(Strategic alliance)
Flow of products and parts/components
Flow of services
Capital tie-up / Strategic alliance
Fuji Heavy Industries Ltd. (Manufacturing & Sales)
<Automobiles>
<Industrial Products>
<Aerospace>
(Other)
Manufacturing Units
*1 Ichitan Co., Ltd.
*1 Fuji Machinery Co., Ltd.
*1 Subaru Of Indiana Automotive, Inc.
*1 Kiryu Industrial Ltd.
*2 Non-consolidated subsidiaries 14
Sales and Manufacturing
*2 Non-consolidated subsidiaries 2
*3 Affiliates 2
Service-related and others
*1 Subaru Finance Co., Ltd.
Other consolidated subsidiaries 8
*2 Non-consolidated subsidiaries 12
*3 Affiliates 4
Reserch Organs
*1 Fuji Heavy Industries U.S.A. Inc.
*1 Subaru Research & Development, Inc.
*1 FICS Corporation
Sales Units
*1 Subaru of America, Inc.
*1 Subaru Canada, Inc.
*1 Tokyo Subaru Inc.
*1 Osaka Subaru Inc.
*1 Nagoya Subaru Motors Ltd.
Other consolidated subsidiaries 41
*2 Non-consolidated subsidiaries 13
*3 Affiliates 1
Manufacturing Units
Robin Manufacturing U.S.A. Inc.
Sales and Manufacturing
*1 Fuji Robin Industries Ltd.
*2 Non-consolidated subsidiaries 1
*3 Affiliates 3
Service-related
*2 Robin Service Co., Ltd.
Sales Units
*2 Robin America Inc.
*2 Robin Europe GMBH
Other non-consolidated subsidiaries 2
Service-related and others
*2 Fuji Aircraft Maintenance Co., Ltd.
Other non-consolidated subsidiaries 2
*3 Affiliates 1
Sales and Manufacturing
*1 Yusoki Kogyo K.K.
Service-related and others
*1 Subaru Kosan Co., Ltd.
*2 Subaru Living Service Co., Ltd.
*2 Fuji Ecology Systems Co., Ltd.
Other non-consolidated subsidiaries 8
Sales Units
*2 Fuji Special Purpose Vehicle Co., Ltd.
*2 Daiwa Shoko K.K.
Customers

*1 Consolidated subsidiaries
*2 Non-consolidated subsidiaries
*3 Other affiliates
*4 Other associates

2. Management Policies

1. Basic Management Policies

The corporate philosophy of Fuji Heavy Industries Ltd. (FHI) consists of the following three principles:

1) FHI will strive to create advanced technologies on an ongoing basis and provide customers with distinctive products that ensure the highest levels of quality and customer satisfaction.
2) FHI will aim to continuously promote concord among people, society, and the environment while contributing to the prosperity of society.
3) FHI will look to the future with a global perspective and aim to be a vibrant and progressive company.

Based on its corporate philosophies, FHI is redoubling its efforts to achieve its vision of being an appealing company with a strong market presence. Our most important management objective is to ensure a high level of customer satisfaction by developing unique products in our automobile, aerospace, industrial products, ECO business, and other divisions that only the Subaru brand and FHI are capable of offering. Through these and other corporate activities, the FHI Group is concentrating on developing and moving forward together with society and being an enterprise that provides a high level of satisfaction and lives up to the expectations of all stakeholders, including shareholders and customers.

2. Medium- to Long-Term Management Strategies

In May 2002, FHI announced its new midterm management plan, Fuji Dynamic Revolution-1 (FDR-1), covering the five-year period starting in fiscal 2003 (ended March 31, 2003) and concluding in fiscal 2007, and is now conducting its activities aligned with this plan with the goal of becoming an appealing company with a strong market presence.

Under FDR-1, FHI has positioned "becoming a global player with a premium brand" as its principal medium- to long-term vision. With its automotive business as the core, FHI is working to establish a strong position as a corporate group that has a premium brand recognized by customers around the world for superior value and reliability throughout all phases of its activities including production, sales, R&D, and after-sales service operations.

Two years have passed since the start of FDR-1, and together with steps to restructure management and implement an internal company system, a decision was made in the first year to withdraw from unprofitable business such as the manufacture of railway cars and buses, with all of these objectives being competed successfully.

Fiscal 2004 marks the second year of FDR-1 and the announcement and sale of the new Legacy and Subaru R2 minicar were significant achievements in the automotive business made in an effort to strengthen branding power, which is a key element of FDR-1. Subaru's flagship model, the Legacy was completely redesigned in May 2003, and the touring wagon and B4 (sedan) were released in all markets excluding North America. In October the company released the Outback crossover sports wagon capable of both on-road and rough road driving with its extended ground clearance. Since it was first released in the Japanese market in 1989, the Legacy has gained the support of many customers and much recognition as a vehicle, with sales also remaining strong. The most recent new Legacy marks the model's the fourth generation and not only have the vehicle's cumulative sales exceeded the 1 million mark, it was also named the Car of the Year Japan 2003-2004 for the first opportunity for Subaru brand ever. In December, the Subaru R2 was released in Japan. This is a new minicar offering a completely new concept, and it features not only characteristic and attractive design, but also excellent fuel economy and collision safety. It has also been well received and we feel it has contributed to further expanding the base of Subaru enthusiasts.

Fiscal 2005 is the third year and halfway mark of FDR-1, and has been positioned as a year to go on a marketing offensive. We will endeavor to implement an effective marketing strategy that contributes to increased sales, while improving profitability by establishing the Subaru Cost Planning and Management Headquarters with the aim of enhancing cost competitiveness while balancing this with salability of our products. We will also launch the new Legacy in a key market of the United States through local production, and we aim to strengthening the ties between production, sales and service in order to ensure sound results. In addition, the alliance strategy adopted by FHI as a member of the GM Group will be further accelerated, and we have begun to supply the Saab 9-2X, which was jointly developed with GM affiliated Swedish manufacturer Saab Automobile, for release in the North American market this summer.

In non-automotive businesses, the Aerospace Company is steadily conducting development working toward delivery of AH-64D combat helicopters in fiscal 2006 and development of a large aircraft program for the Defense Agency. In the commercial sector, the Aerospace Company is actively engaging in new programs in the commercial sector such as participation in joint development of Boeing's 7E7 next-generation passenger aircraft and supplying main wings for the Eclipse 500 small jet aircraft sold by Eclipse Aviation (U.S.). Further polish will be added to the manufacture of main wings, development of unmanned aircraft, and other core technologies as the Company proceeds with activities that lead to the securing of new orders.

In addition to strengthening responses to environmental standards regarding fuel economy and emissions that are increasing around the world year by year, the Industrial Products Company will work to increase sales including the development of new markets by offering good products at lower prices backed by quality and convenience that have the support of an extended customer base.

In our Eco Technologies Company, we will further strengthen our foundation as the top brand in the market for sanitation trucks, in addition to facing the challenges involved in realizing the new possibilities found in the environmental business such as intelligent robots using unique technology and wind-turbine generator, which is a much-anticipated form of new energy.

As part of the business reorganization defined in FDR-1, the House Division was spun off to a housing-related affiliate in the Group in April 2004 with the aim of increasing cost competitiveness and quickly responding to the diverse needs of customers.

Besides the introduction of new products, we are continuing our unrelenting efforts to offer our customers new value on an ongoing basis in all aspects of our operations, including sales and service. Responding flexibly to changes in the economic environment, we are moving forward step by step to reach our objectives under our FDR-1 plan.

Moreover, as a member of the GM Group, we are working to reinforce our cooperative relationships in the fields of product development, manufacturing, and other areas as well as expand the scope of synergies and take full advantage of the opportunities for strengthening global management as a GM Group member.

3. Basic Policy Regarding the Distribution of Profits

FHI includes profit for its shareholders among its most crucial managerial tasks and follows a basic policy of maintaining stable long-term dividends based on the comprehensive consideration of such factors as its earnings and its dividend payout ratio. FHI intends to use retained earnings to bolster its capital as well allocate these funds to the strengthening of its R&D, production, and sales operations and other such investment for the attainment of further future growth.

4. Issues to Be Addressed by the Company

Although there are signs of a recovery in the domestic economy, the situation remains unpredictable due to factors such as the rapid strengthening of the yen and rising material prices. Furthermore, despite the recovery of the American economy and economic growth in China continuing at a high level, there is a degree of uncertainty in the business environment caused by factors such as fears of an economic slowdown in Europe, and the situation is expected to continue to be testing.

While adapting to such changes in this difficult business environment, FHI will address issues of reform in order to spread the Subaru brand throughout all areas from product development to our sales organization with the aim of achieving mid-long term objectives and visions, and improving corporate value through consistent customer oriented management is considered to be a vital issue.

At the same time, we will step up our efforts as a company fulfilling expectations and being trusted by our shareholders by actively working to fulfill its social responsibilities as a company, in areas such as protection of the global environment and compliance.

5. Basic Policy on Corporate Governance and Implementation of Related Policies

(1) Basic Policy on Corporate Governance

FHI is working to strengthen its corporate governance policies to measure up to the trust and confidence placed in the Company by all its stakeholders, including shareholders and customers.

The Board of Directors is responsible for making decisions on important matters related to the conduct of business operations, and the Board of Corporate Auditors supervises and monitors this process. The Board of Directors is composed of eight directors who carry out prompt decision making regarding business operations. The Board of Corporate Auditors is comprised of four auditors who obtain reports on key issues and deliberate accordingly.

The Executive Management Board performs a pre-review function for the Board of Directors and deliberates on companywide management strategies and the execution of priority business operations.

(2) Implementation of Corporate Governance Policies

In June 1999, FHI introduced an executive officer system as a means to clarify administrative and executive responsibility for each business. In June 2002, further steps were taken to clarify the separation of the functions of management and execution as well as further accelerate management activities by reforming the management system through the adoption of an enterprise holding company system, structured around FHI's core automotive business.

In addition, in order to respond promptly and flexibly to the changes in a challenging business environment, the length of terms for Directors and operating officers were shortened from two years to one year in June 2003.

3. Operating Results and Financial Condition

1. Overview of Fiscal 2004

While the Japanese economy has shown some signs of recovery, the rapid progression of the strengthening yen has led to continued uncertainty about the future and difficult conditions in the business environment. Against this backdrop, the consolidated net sales for the period under review increased ¥67.1 billion, or 4.9%, to ¥1,439.4 billion, due to strong sales of the new Legacy covering the decline in other passenger cars in the domestic market, together with growth in sales of the new Legacy in Europe and a positive contribution from production subcontracted to the local manufacturing subsidiary in the United States. Despite contributions to profitability from efforts to reduce costs, operating income declined ¥17.1 billion, or 25.5%, to ¥50.3 billion, because of the initial expenses required for the launch of new models and unfavorable exchange rate movements. However, due to increases in income owing to factors such as the amortization of the consolidation adjustment account as SIA became a wholly owned subsidiary and foreign exchange gains regarding currency conversion for U.S. subsidiaries, the fall in ordinary income was limited to ¥1.9 billion, or 3.3%, amounting to ¥56.6 billion. Net income rose ¥5.1 billion, or 15.4%, to ¥38.6 billion as due to the recorded profit for the sale of marketable investment securities and a decrease in the write-down on investment securities.

Results by Business Segment

Automobile Division

Domestic passenger car increased to 66 thousand units. This significant gain of 19 thousand units, or 39.8%, reflected the solid start that has been laid down by the new Legacy since it was introduced last May, with sales doing well as shown by the highest award model being named the Car of the Year Japan 2003-2004, an honor received for the first time in the Company's history. As a consequence, overall passenger car rose 8 thousand units or 8.2%, to 111 thousand units, surpassing the previous year's figures despite sales decreasing for the Impreza and the Forester models.

Meanwhile, the Subaru R2, a model introduced last December to pursue new values of the minicar, sold well in that market. Although the Sambar also showed some growth, surpassing the previous year's sales figures, the Pleo underwent a significant setback in sales, resulting in the overall sales volume of minicars slipping 8 thousand units, or 5.9%, to 134 thousand units.

As a consequence of these developments, the total number of cars sold by FHI in Japan was 246 thousand units, on par with the figure for the previous year.

Overseas, the volume of sales fell in the United States for the Impreza and the Legacy, which is about to undergo a full model change. However, a rise in sales of the Forester combined with the contribution made by contracted production by local manufacturing subsidiaries led to overall sales of 215 thousand units.

In addition to the Forester and Impreza continuing sound performance in the European market, the introduction of the new Legacy and new G3X Justy contributed to total sales of 54 thousand units, surpassing the volume sold during the previous year.
Furthermore, growth in sales of the Forester and sound performance of the Impreza led to sales of 31 thousand units in Australia, surpassing the figure for the year before.

As a result, overseas sales climbed 36 thousand units, or 12.2%, to 331 thousand units.

FHI reported a year-on-year increase in combined sales volume in Japan and overseas of 36 thousand units, or 6.7%, with worldwide sales totaling 576 thousand units. In value terms, sales of the entire Automobile Division were up 7.1% from the previous year, to ¥1,320.7 billion. However, despite contributions to profitability from the new Legacy models and efforts to reduce costs, operating income declined ¥15.1 billion, or 22.6%, to ¥52.1 billion, because of the initial expenses required for the introduction of new models unfavorable exchange rate movements.

Industrial Products Division

For the domestic market, sales for the Industrial Products Division outstripped those of the previous year due to an increase in sales of power generator engines and engines for compact construction machinery. For markets overseas, a rise in sales of engines for leisure vehicles for the U.S. market and engines for the Middle Eastern and European markets resulted in net sales increasing 2.2% to ¥42.5 billion. A loss of ¥200 million was recorded for operating income, but this was an improvement of ¥500 million, or 65.5%, from the previous year's figure.

Aerospace Division

While the completion of delivery of the T-4 intermediate trainer last year was a factor contributing to reduced revenue of the Aerospace Division, increased sales of the next generation fixed wing patrol airplane and transport aircraft, together with an increase in the number of T-7 primary trainers and the start of delivery of production model Remotely Controlled Observation Systems led to an overall increase sales for the defense agency Meanwhile, the volume of products targeting Boeing has continued to decrease due to a variety of phenomena affecting the airline industry since the terrorist attacks on the United States. The completion of delivery of products such as High-Speed Flight Demonstrator last year and other factors also contributed to commercial sector falling below the levels for the previous year. As a result, sales were down 9.9% to ¥56.8 billion, while the impact of exchange rate losses led to operating income falling ¥3.6 billion for a loss of ¥300 million.

Other Businesses

The Environmental business Division recorded the highest volume of Fuji Mighty sanitation trucks shipped in the past ten years due to special demand created by repurchases stemming from emissions restrictions on diesel-powered vehicles in the Tokyo metropolitan area, but the sales of refuse management equipment weakened and net sales fell below the previous year's levels.

Net sales in the other segments fell 35.1% to ¥26.8 billion due to reduced sales of container houses in the House Division and the termination of production of new vehicles in the rail cars business and bus manufacturing business at the end of March 2003. A loss of ¥1.4 billion was recorded for operating income, but this was an improvement of ¥1.6 billion, or 52.4%, from the previous year's figure.

Results by Geographic Region

In Japan, domestic sales of automobiles were on par with the previous year but increased exports to Europe and increased passenger cars resulting from the release of the new Legacy contributed to a rise of ¥21.4 billion, or 2.0%, in net sales, which amounted to ¥1,103.5 billion. However, despite contributions to profitability from the new Legacy models and efforts to reduce costs, operating income declined ¥19.4 billion, or 34.1%, to ¥37.6 billion, because of the initial expenses required for the release of new models and unfavorable exchange rate movements.

In North America, although sales of FHI's U.S. distributor, Subaru of America, Inc. (SOA) declined due to factors such as foreign exchange losses, production subcontracted to the local manufacturing subsidiary made a positive contribution, and net sales for the region rose ¥7.6 billion, or 1.3%, to ¥591.9 billion. However, owing to increases in selling and other expenses, operating income slipped ¥14.7 billion, or 93.2%, to ¥1.0 billion.

In Europe, automobile sales were strong and net sales rose ¥5.2 billion, or 130.7%, to ¥9.1 billion. Operating income also surged ¥100 million, or 103.9%, to ¥200 million.

Cash Flows

Cash and cash equivalents (hereinafter, cash) at the end of the period under review amounted to ¥139.4 billion, a year on year decrease of ¥30.5 billion.

The factors accounting for this change in cash were as follows:

Cash flows from operating activities

Cash provided by operating activities for the consolidated fiscal year under review amounted to ¥99.7 billion, down ¥8.2 billion, with the principle sources of cash being net income before tax and other adjustments totaling ¥56.2 billion and depreciation amounting to ¥71.1 billion, while expenses included a ¥13.9 billion decrease in accounts payable and income tax payments of ¥18.3 billion.

Cash flows from investing activities

The cash required by investing activities during the consolidated fiscal year under review totaled ¥127.1 billion, down ¥71.0 billion from the previous year due to factors such as acquisitions of marketable securities increasing ¥15.5 billion and sales of marketable securities decreasing ¥29.3 billion, together with increased acquisitions of fixed assets and increased outflows on loans receivable.

Cash flows from financing activities

Net cash provided by financing activities amounted to ¥2.3 billion, an increase of ¥14.0 billion from the previous fiscal year, as the Company raised an additional ¥10.0 billion through the issuance of bonds than in the same period of the previous year and repaid an amount that was ¥11.8 billion less than for the same period of the previous year, while the net increase in commercial paper fell ¥8.0 billion.

3. Forecast for Fiscal 2005

Although there are signs of a recovery in the domestic economy, the economic environment remains unpredictable due to factors such as the rapid strengthening of the yen and rising material prices. Furthermore, despite the recovery of the American economy and economic growth in China continuing at a high level, there is a degree of uncertainty in the business environment caused by factors such as fears of an economic slowdown in Europe, and the situation is expected to continue to be testing.
Against this backdrop, the outlook for the next fiscal year is as follows:

Consolidated Forecast:

Net sales: ¥1,470.0 billion (up 2.1% year-on-year)

Ordinary income: ¥47.0 billion (down 17.0% year-on-year)

Net income: ¥32.0 billion (down 17.2% year-on-year)

Cautionary note:

Performance projections are based on information currently available to the Company. Risks and uncertainties related the global economic conditions, market trends and exchange rate fluctuations are taken into account, and the forecast results are believed to be logical. As actual results may differ significantly from these forecasts, please refrain from basing investing and other decisions solely on these forecasts.

Consolidated Balance Sheets

(Unit: Millions of yen)

	Fiscal 2004 (as of March 31, 2004)	Fiscal 2003 (as of March 31, 2003)	Changes Increase/(Decrease)
ASSETS			
Current assets	**654,879**	**670,149**	**(15,270)**
Cash and time deposits	46,684	69,781	(23,097)
Notes and accounts receivable, trade	122,724	128,523	(5,799)
Marketable securities	113,490	94,636	18,854
Inventories	179,338	198,656	(19,318)
Short-term loans	101,871	98,177	3,694
Deferred tax assets	34,149	40,340	(6,191)
Other	57,284	40,522	16,762
Allowance for doubtful accounts	(661)	(486)	(175)
Fixed assets	**694,848**	**673,923**	**20,925**
Property, plant and equipment, net	**509,743**	**496,542**	**13,201**
Buildings and structures	117,446	115,193	2,253
Machinery, equipment and vehicles	161,950	171,352	(9,402)
Land	166,518	157,895	8,623
Construction in progress	20,935	14,441	6,494
Other	42,894	37,661	5,233
Intangible assets	**40,453**	**38,173**	**2,280**
Investments and other assets	**144,652**	**139,208**	**5,444**
Investment securities	57,045	46,486	10,559
Long-term loans	4,918	4,829	89
Deferred tax assets	29,707	33,466	(3,759)
Other	57,938	58,148	(210)
Allowance for devaluation of investments	(280)	–	(280)
Allowance for doubtful accounts	(4,676)	(3,721)	(955)
Total assets	**1,349,727**	**1,344,072**	**5,655**

(Unit: Millions of yen)

	Fiscal 2004 (as of March 31, 2004)	Fiscal 2003 (as of March 31, 2003)	Changes Increase/(Decrease)
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities	**603,231**	**619,820**	**(16,589)**
Notes and accounts payable, trade	193,186	213,748	(20,562)
Short-term borrowings	227,917	201,970	25,947
Commercial paper	10,000	9,000	1,000
Current portion of bonds	10,000	10,000	–
Current portion of convertible bonds	–	18,774	(18,774)
Accrued income taxes	5,092	10,047	(4,955)
Accrued expenses	69,784	73,829	(4,045)
Accrued bonus	17,165	16,974	191
Accrued warranty claims	26,959	24,374	2,585
Other	43,128	41,104	2,024
Long-term liabilities	**289,469**	**309,638**	**(20,169)**
Bonds	90,800	80,800	10,000
Long-term debts	40,279	68,562	(28,283)
Deferred tax liabilities on revaluation of land	478	442	36
Accrued pension and severance liability	61,654	61,170	484
Accrued directors' severance and retirement benefits	1,228	1,335	(107)
Consolidation adjustments	44,027	48,940	(4,913)
Other	51,003	48,389	2,614
Total liabilities	**892,700**	**929,458**	**(36,758)**
Minority interest in consolidated subsidiaries	**3,319**	**3,362**	**(43)**
Shareholders' equity			
Common stock	**153,795**	**144,455**	**9,340**
Capital surplus	**160,107**	**150,766**	**9,341**
Retained earnings	**165,192**	**133,186**	**32,006**
Revaluation reserve for land	**421**	**389**	**32**
Net unrealized holding gains on securities	**10,291**	**3,446**	**6,845**
Translation adjustments	**(33,300)**	**(18,237)**	**(15,063)**
Less treasury stock, at cost	**(2,798)**	**(2,753)**	**(45)**
Total shareholders' equity	**453,708**	**411,252**	**42,456**
Total liabilities and shareholders' equity	**1,349,727**	**1,344,072**	**5,655**

Consolidated Statements of Income

(Unit: Millions of yen)

	Fiscal 2004 (ended March 31, 2004)		Fiscal 2003 (ended March 31, 2003)		Changes Increase/(Decrease)
	Amount	Ratio of Total (%)	Amount	Ratio of Total (%)	Amount
Net sales	**1,439,451**	**100.0**	**1,372,337**	**100.0**	**67,114**
Cost of sales	1,085,716	75.4	1,011,582	73.7	74,134
Gross profit	353,735	24.6	360,755	26.3	(7,020)
Selling, general and administrative expenses	303,411	21.1	293,234	21.4	10,177
Operating income	**50,324**	**3.5**	**67,521**	**4.9**	**(17,197)**
Non-operating income	**17,943**	**1.2**	**4,535**	**0.3**	**13,408**
Interest and dividends income	2,081		1,855		226
Amortization of consolidation adjustments	4,912		–		4,912
Other	10,950		2,680		8,270
Non-operating expenses	**11,653**	**0.8**	**13,490**	**1.0**	**(1,837)**
Interest expenses	2,416		2,941		(525)
Other	9,237		10,549		(1,312)
Ordinary income	**56,614**	**3.9**	**58,566**	**4.3**	**(1,952)**
Extraordinary gains	**8,353**	**0.6**	**746**	**0.1**	**7,607**
Gain on sale of fixed assets	2,600		553		2,047
Gain on sale of investment securities	4,564		–		4,564
Gain on prior period adjustment	1,049		–		1,049
Other	140		193		(53)
Extraordinary losses	**8,701**	**0.6**	**12,342**	**0.9**	**(3,641)**
Loss on sale and disposal of fixed assets	5,689		5,375		314
Loss on sale of investment securities	411		994		(583)
Loss on devaluation of securities	221		3,884		(3,663)
Pension and severance cost	1,268		–		1,268
Loss on discontinued operations	–		1,882		(1,882)
Other	1,112		207		905
Income before income taxes and minority interest	56,266	3.9	46,970	3.4	9,296
Income taxes-current	12,030	0.8	20,359	1.5	(8,329)
Reversal of prior year's accrued income taxes	–	–	(2,973)	(0.2)	2,973
Income taxes-deferred	5,603	0.4	(3,810)	(0.3)	9,413
Minority interest in loss of consolidated subsidiaries	16	0.0	90	0.0	(74)
Net income	**38,649**	**2.7**	**33,484**	**2.4**	**5,165**

Consolidated Statements of Retained Earnings

(Unit: Millions of yen)

	Fiscal 2004 (ended March 31, 2004)		Fiscal 2003 (ended March 31, 2003)	
(Capital surplus)				
Balance at beginning of the year	150,766	150,766	150,762	150,762
Increase				
Conversion of convertible bonds	9,305		4	
Gain on disposal of treasury stock	36	9,341	–	4
Balance at end of the year		160,107		150,766
(Retained earnings)				
Balance at beginning of the year	133,186	133,186	107,328	107,328
Increase				
Net income	38,649		33,484	
Other	405	39,054	–	33,484
Decrease				
Dividends	6,846		6,689	
Bonus to directors and statutory auditors	171		161	
Other	31	7,048	776	7,626
Balance at end of the year		165,192		133,186

Consolidated Statements of Cash Flows

(Unit: Millions of yen)

	Fiscal 2004 (ended March 31, 2004)	Fiscal 2003 (ended March 31, 2003)	Changes Increase/(Decrease)
1. Cash flows from operating activities			
Income before income taxes and minority interest	56,266	46,970	9,296
Depreciation and amortization	71,112	67,896	3,216
Increase (decrease) in allowance for doubtful accounts	1,083	(176)	1,259
Increase in accrued warranty claims	4,171	2,115	2,056
Increase (decrease) in accrued pension and severance liability	73	(106)	179
Interest and dividends income	(2,081)	(1,855)	(226)
Amortization of consolidation adjustments (non-operating income)	(4,912)	–	(4,912)
Interest expenses	2,416	2,941	(525)
Gain on sale of fixed assets	(2,600)	(553)	(2,047)
Gain on sale of investment securities	(4,564)	–	(4,564)
Gain on prior period adjustment	(1,049)	–	(1,049)
Loss on sale and disposal of fixed assets	5,689	5,375	314
Loss on sale of investment securities	411	994	(583)
Loss on devaluation of securities	221	3,884	(3,663)
Loss on discontinued operations	–	1,882	(1,882)
(Increase) decrease in notes and accounts receivable, trade	1,191	2,613	(1,422)
(Increase) decrease in inventories	5,889	(12,017)	17,906
Increase (decrease) in notes and accounts payable, trade	(13,979)	16,534	(30,513)
Other, net	(753)	4,269	(5,022)
Sub total	118,584	140,766	(22,182)
Interest and dividends received	2,099	1,884	215
Interest paid	(2,361)	(3,327)	966
Income taxes paid	(18,374)	(31,099)	12,725
Bonus paid to directors and statutory auditors	(174)	(161)	(13)
Net cash provided by operating activities	99,774	108,063	(8,289)
2. Cash flows from investing activities			
Purchase of marketable securities	(54,192)	(38,596)	(15,596)
Proceeds from sale of marketable securities	43,239	72,588	(29,349)
Acquisition of shares of newly consolidated subsidiary	(1,859)	(118)	(1,741)
Increase due to acquisition of Isuzu's share of Subaru of Indiana Automotive, Inc.	–	12,989	(12,989)
Purchases of property, plant and equipment	(125,351)	(115,553)	(9,798)
Proceeds from sale of property, plant and equipment	38,634	32,213	6,421
Purchases of intangible assets	(8,070)	(6,240)	(1,830)
Purchases of investment securities	(11,718)	(10,167)	(1,551)
Proceeds from sale of investment securities	11,178	9,114	2,064
Disbursement of loans receivable	(90,041)	(75,898)	(14,143)
Collection of loans receivable	70,101	62,889	7,212
Other, net	939	691	248
Net cash used in investing activities	(127,140)	(56,088)	(71,052)
3. Cash flows from financing activities			
Net increase in short-term borrowings	21,662	1,732	19,930
Net increase in commercial paper	1,000	9,000	(8,000)
Proceeds from long-term debts	5,269	55,150	(49,881)
Repayments on long-term debts	(28,635)	(58,324)	29,689
Issuance of bonds	20,000	10,000	10,000
Redemption of bonds	(10,129)	(22,027)	11,898
Purchase of treasury stock	(49)	(531)	482
Proceeds from sale of treasury stock	70	–	70
Dividends paid	(6,846)	(6,689)	(157)
Other	(7)	–	(7)
Net cash provided by (used in) financing activities	2,335	(11,689)	14,024
4. Effect of exchange rate changes on cash and cash equivalents	**(5,512)**	**(4,050)**	**(1,462)**

5. Net increase (decrease) in cash and cash equivalents	(30,543)	36,236	(66,779)
6. Cash and cash equivalents at beginning of the year	169,944	133,708	36,236
7. Cash and cash equivalents at end of the year	139,401	169,944	(30,543)

Basis of Consolidated Financial Statements and Summary of Significant Accounting Policies

1. Scope of Consolidation and Application of the Equity Method

(1) Consolidated subsidiaries: 66

Domestic subsidiaries:	49	Fuji Robin Industries Ltd., Ichitan Co., Ltd., TOKYO SUBARU, Inc. and 46 other subsidiaries
Foreign subsidiaries:	17	Subaru of Indiana Automotive, Inc., Subaru of America, Inc. and 15 other subsidiaries

(2) Affiliated companies accounted for by the equity method: None

2. Changes in Scope of Consolidations and Application of the Equity Method

(1) Consolidated subsidiaries:

Increase:	1	NIIGATA SUBARU, Inc.
Decrease:	1	KITAKYUSHU SUBARU, Inc. (It was merged into a consolidated subsidiary, FUKUOKA SUBARU, Inc.)

(2) Affiliated companies accounted for by the equity method:

Increase:	–	
Decrease:	1	NIIGATA SUBARU, Inc.

The Company acquired shares of NIIGATA SUBARU, Inc., additionally, and made NIIGATA SUBARU, Inc. a wholly owned subsidiary of the Company. As a result, NIIGATA SUBARU, Inc., which was formerly accounted for by the equity method, becomes a consolidated subsidiary of the Company from this fiscal year.

3. Fiscal Year-end of Consolidated Subsidiaries

The fiscal year-end of the consolidated domestic subsidiaries is the same as that of the parent company, while the fiscal year-end of the consolidated foreign subsidiaries is December 31. Although these foreign subsidiaries are included based on their fiscal year ended December 31, significant transactions that incurred for the period between December 31 and March 31 are reflected in the consolidated financial statements.

4. Accounting Policies

(1) Method and basis for valuation of significant assets

(1) Marketable securities and investment securities:

Held-to-maturity debt securities: The amortized interest cost method (the straight-line method)

Other securities:

a) Securities for which fair market value is available: Stated at fair value as of the balance sheet date with unrealized holding gains and losses included as a component of shareholders' equity until realized. Realized gains and losses on sale of securities are computed using the moving-average method.

b) Securities for which fair market value is not available: Stated at cost as determined by the moving-average method.

(2) Derivative financial instruments: Stated at fair value.

(3) Inventories:

Finished products: Stated principally at cost determined by the moving-average method.

Other inventories: Stated principally at cost determined by the first-in, first-out method.

(2) Depreciation/Amortization method of fixed assets

(1) Property, plant and equipment:

Depreciation of the property, plant and equipment of the Company and consolidated domestic subsidiaries is principally computed by the declining-balance method, except for the buildings (excluding building improvements) acquired on or after April 1, 1998, for which the straight-line method is applied. Depreciation of the property, plant and equipment of consolidated foreign subsidiaries is computed by the straight-line method in accordance with the accounting principles generally accepted in each country.

Estimated useful lives for depreciable assets are as follows:

Building and structures:	7~50 years
Machinery, equipment and vehicles:	2~11 years

(2) Intangible assets:

Goodwill is principally amortized by the straight-line method based on the accounting principles generally accepted in the respective countries of domicile. However, goodwill of the consolidated subsidiary in the U.S. is not amortized in accordance with SFAS 142, while other identifiable intangible assets are amortized by the straight-line method.

Computer software used internally by the Company and consolidated subsidiaries is amortized by the straight-line method over the relevant economic useful lives (3 or 5 years).

(3) Basis for significant accruals and reserves

(1) Allowance for doubtful accounts:

Allowance for doubtful accounts is provided based on the amount calculated as the actual ratio of bad debt for ordinary receivables, and an amount required for uncollectible account for specific doubtful receivables.

(2) Allowance for devaluation of investments:

Allowance for devaluation of investments is provided for losses from decrease in the value of investment securities and investments in non-consolidated subsidiaries and affiliated companies based on the evaluation of the investees' financial conditions, such as net assets and the probability of recovering the value.

(3) Accrued bonus:

Accrued bonus is recorded based on the estimated future payments pro-rated for employee services received during the fiscal year.

(4) Accrued warranty claims:

The Company and consolidated subsidiaries provide for accrued warranty claims on products sold based on their past experiences of warranty services and estimated future warranty costs.

(5) Accrued pension and severance liability:

Accrued pension and severance liability for employees has been provided based on the estimated amounts of pension and severance obligation and fair value of plan assets at end of the fiscal year. Prior service cost is being amortized as incurred by the straight-line method over the 14 years, which is shorter than the average remaining service years of the eligible employees. Actuarial gains and losses have been amortized from the following fiscal year by the straight-line method over the periods (primarily 18 years), which are shorter than the average remaining service periods of eligible employees.

(6) Accrued directors' severance and retirement benefits:

Directors and statutory auditors of the Company and consolidated subsidiaries are entitled to receive lump-sum payments at the time of severance or retirement, subject to the approval of the shareholders. The liabilities for such benefits are determined based on the Company's and consolidated subsidiaries' internal rules.

(4) Revenue recognition

Revenues of the Aerospace Division from certain contracts with the production term exceeding one year and the amount exceeding ¥5,000 million are recognized by the percentage-of-completion method.

(5) Accounting for leases

Finance leases which do not transfer ownership of the leased assets to the lessees are accounted for as operating leases.

(6) Accounting for hedging activities

(1) Method of hedge accounting:

Principally, the deferred hedge accounting method is applied.

For forward exchange contracts used as hedges and which meet certain criteria, the future transaction is recorded using the contracted forward rate, and no gain or loss on the forward exchange contract is recognized.

For interest rate swap contracts used as hedges and which meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

(2) Derivative financial instruments qualifying as a hedge, along with the related transactions, assets and liabilities are as follows:

Financial Instrument	Transactions, Assets and Liabilities
Forward exchange contracts	Future foreign exchange transactions
Interest swaps	Borrowings

(3) Hedge policy:

The risk exposures to movements in foreign exchange rates and interest rates are hedged according to the Company's and consolidated subsidiaries' risk management policy.

(4) Method for evaluating hedge effectiveness:

Evaluation of hedge effectiveness is not considered necessary as the terms and notional amounts of these hedge instruments are the same as those of the related transactions, assets and liabilities, and therefore they are assumed to be highly effective in offsetting movements in the exchange rates and interest rates at their inception as well as during their term.

(7) Accounting for consumption taxes

Consumption taxes are excluded from the related transaction amounts and are accounted for separately.

5. Valuation of Assets and Liabilities of Consolidated Subsidiaries

Assets and liabilities of the consolidated subsidiaries are presented using the fair value method.

6. Amortization of Consolidation Adjustments

Consolidation adjustments are amortized by the straight-line method over 5 years. However, consolidation adjustments (credit side) that arose from making SIA, a wholly owned subsidiary of the Company, are amortized differently. The portion that clearly corresponds to forecasted future losses will be amortized according to the generation of such losses, and the remaining portion of the consolidation adjustment will be amortized by the straight-line method over 5 years.

7. Appropriation of Retained Earnings

Appropriation of retained earnings of the consolidated subsidiaries is reflected in the consolidated financial statements for the year when the actual appropriation is made.

8. Definition of Cash and Cash Equivalents for the Statements of Cash Flows

Cash and cash equivalents for the purpose of presentation in the statements of cash flows consist of cash on hand, time deposits, and highly liquid short-term investments with negligible risk of changes in value due to their short maturities of three months or less.

Change of Accounting Policy

Revenue recognition

Previously, revenues of the Aerospace Division were recognized when the completed products were delivered to customers. However, the Company changed the revenue recognition policy for the Aerospace Division's production contracts with the production term exceeding one year and the amount exceeding ¥ 5,000 million, from the delivery basis to the percentage-of-completion method since 2nd half of fiscal 2004.

The Company changed the accounting policy for the purpose of more accurately matching revenues against costs in the period in which they were incurred in light of the recent trend that terms of production contracts of the Aerospace Division tend to extend over longer periods and the amounts of such contracts tend to become larger, and such trend is expected to continue. As a result of the change, net sales increased by ¥ 4,013 million and gross profit, operating income, ordinary income and income before income taxes and minority interest increased by ¥ 231 million as compared with amounts assumed by application of previous policy.

The change was made in 2nd half of fiscal 2004, because the Company received orders with a long production period and with a large contract amount in that period, and the establishment of the related production and administration control system was completed. Therefore, revenues from such contracts were recognized upon delivery of the products in 1st half of fiscal 2004. Net sales would have been increased by ¥ 3,519 million and gross profit, operating income, ordinary income and income before income taxes and minority interest would have been increased by 208 million, if the percentage-of-completion method for revenue recognition had been applied retroactively to 1st half of the fiscal 2004.

Additional Information

Amortization of Consolidation Adjustments (Credit Side)

On January 1, 2003, the Company acquired Isuzu's share of Subaru of Indiana Automotive, Inc. (SIA), to make SIA a wholly owned subsidiary of the Company, and SIA was assigned to produce certain Isuzu vehicles as well as Subaru vehicles.

Acquisition cost of the Isuzu's share of SIA was determined in consideration of certain losses on the disposal of fixed assets, losses on cancellation of capital leases, and losses related to personnel reduction, incurring during and after the consigned production activities. Consequently, the consolidation adjustments (credit side) arose.

The portion of the consolidation adjustments that clearly corresponds to the forecasted future losses has been amortized according to the generation of those losses, and the remaining portion has been amortized by the straight-line method over 5 years.

The annual amortization based on currently forecasted losses is as follows:

(Unit: Millions of yen)

Fiscal year ended	Forecasted amortization amount
March 31, 2005	¥ 21,300
March 31, 2006	¥ 5,700
March 31, 2007	¥ 4,400
March 31, 2008	¥ 900
March 31, 2009 and thereafter	¥ 11,666

Amortization of the consolidation adjustments for the current year is ¥ 4,892 million yen.

Pension and Severance Cost (Extraordinary Loss)

"Pension and severance cost" under "Extraordinary loss" in the accompanying consolidated statement of income for the year represents costs resulted from changes made by certain consolidated subsidiaries in the method of calculating projected pension and severance obligation from the simplified method to the principal method. Under the simplified method, accrued pension and severance liability is provided at the amount that would have been payable if all employees had voluntarily retired at end of the fiscal year, less the amount covered by the plan assets, while accrued pension and severance liability is provided based on the estimated amount of pension and severance obligation, net of fair value of plan assets at end of the year under the principal method.

Reason for the changes is that the number of employees for a consolidated subsidiary exceeded 300 due to a merger and the reliability of actuarial calculations based on certain assumptions for consolidated subsidiaries has increased.

As a result, extraordinary loss increased by 1,268 million yen and income before income taxes and minority interest decreased by the same amount.

Notes to Consolidated Financial Statements

(Consolidated Balance Sheet)

1. Pledged assets and secured liabilities

   (1) Pledged assets and secured liabilities are as follows:

   (a) Pledged assets

	(Unit: Millions of yen)
Notes and accounts receivable, trade	¥ 30,924
Other current assets	415
Buildings and structures	31,765
	[19,562]
Machinery, equipment and vehicles	24,159
	[22,865]
Land	39,980
	[1,919]
Other fixed assets	248
Total	¥127,491
	[44,346]

   (b) Secured liabilities

	(Unit: Millions of yen)
Short-term borrowings	¥ 69,038
	[11,781]
Long-term debts	21,408
	[4,462]
Bonds	300
Total	¥ 90,746
	[16,243]

Notes: 1. The above amounts in parentheses represent a mortgage of the factory foundation and the related liabilities.

2. In addition to other current assets, lease receivables of ¥ 250 million for auto leases of Subaru Finance Co. have been pledged.

(2) "Other" under "Investment and other assets" includes ¥ 29,088 million in restricted collateral cash of Subaru of Indiana Automotive, Inc. (SIA), has been pledged as alternative credit for collateral to secured the lease payment of production equipment of Isuzu vehicles.

2. Accumulated depreciation for property, plant and equipment: ¥ 615,374 million

3. Investments in non-consolidated subsidiaries and affiliated companies:

	(Unit: Millions of yen)
Investments and other assets	
Investment securities (stocks)	¥ 4,119
Other (investments in capital)	¥ 1,179

4. Consolidation adjustments included in intangible assets:¥ 250 million

5. Contingent liabilities

The Company's guarantees for the indebtedness from financial institutes are as follows:

	(Unit: Millions of yen)
Employees	¥ 24,741
Customers of Subaru Canada, Inc.	9,414
Other	3,876
Total	¥ 38,031

6. Trade notes receivable discounted with bank: ¥ 23 million

7. The unexecuted balance of overdraft facilities and lending commitments at a consolidated subsidiary (Subaru Finance Co., Ltd.) is as follows:

	(Unit: Millions of yen)
Total overdraft facilities and lending commitments	¥ 8,170
Less amounts currently executed	4,244
Unexecuted balance	¥ 3,926

A portion of the overdraft facilities and lending commitments above is subject to credit considerations as documented in the customer contracts. Therefore, the total balance above is not always executable.

8. The unexecuted balance of commitments for borrowings by the Company and consolidated subsidiaries (Subaru of America, Inc. and Subaru Europe N.V./S.A.) are as follows:

	(Unit: Millions of yen)
Total commitments	¥103,500
Less amounts currently executed	19,318
Unexecuted balance	¥ 84,182

9. Certain consolidated subsidiaries revalued land used for business pursuant to Law Concerning Revaluation of Land (the "Law") (effective March 31, 1998) and recorded the revaluation excess in the consolidated shareholders' equity.

   Method of revaluation: Revaluation was performed by adjusting the amount appraised in accordance with municipal property tax pursuant to Article 2, Paragraph 3 of the "Law".
   Date of revaluation: March 31, 2002
   Unrecorded gain on revaluation at March 31, 2004: ¥ 308 million

10. Advanced depreciation deducted from acquisition cost of property, plant and equipment: ¥ 476 million

11. Number of shares issued at end of the year: Common stock 782,865,873 Shares

12. Number of treasury stock owned at end of the year: Common stock 4,480,160 Shares

(Consolidated Statement of Income)

1. Major components of selling, general and administrative expenses are as follows:

		(Unit: Millions of yen)
1)	Advertisement cost	¥ 53,257
2)	Salary and bonus	¥ 52,211
3)	Provision for accrued bonus	¥ 7,180
4)	Pension and severance cost	¥ 3,958
5)	Research and development cost	¥ 56,405

2. Research and development costs included in general and administrative expenses and cost of sales:

¥ 57,541 million

3. Gain on sale of fixed assets are as follows:

	(Unit: Millions of yen)
Land	¥ 2,042
Buildings	506
Machinery, equipment and vehicles	44
Other	8
Total	¥ 2,600

4. Gain on prior year adjustment represents a reversal of over accrual of prior year.

5. Loss on sale and disposal of fixed assets are as follows:

	(Unit: Millions of yen)
Land	¥ 177
Buildings and structures	876
Machinery, equipment and vehicles	4,247
Other	389
Total	¥ 5,689

(Consolidated Statement of Retained Earnings)

Increase of retained earnings-other in the consolidated statements of retained earnings represents "Comprehensive income" from a consolidated subsidiary in the U.S., based on generally accepted accounting principal in the U.S.

Decrease of retained earnings-other in the consolidated statements of retained earnings for the year represents reversal of revaluation of reserve for land as a result of sale of the revalued land.

(Consolidated Statement of Cash Flows)

1. Breakdown of the ending balances of cash and cash equivalents out of balance sheet amount of each related account at end of the year is as follows:

(Unit: Millions of yen)

	Balance sheet amounts	Cash and cash equivalents
Cash and time deposits	¥ 46,684	¥ 46,323
Marketable securities	¥113,490	86,548
Short-term borrowings	¥101,871	6,530
Cash and cash equivalents		¥139,401

2. Major components of assets and liabilities of newly consolidated subsidiary through acquisition of shares.

Assets and liabilities of NIIGATA SUBARU Inc. and relationship with acquisition cost and net cash outflow of such acquisition are as follows:

(Unit: Millions of yen)

Current assets	¥ 2,268
Fixed assets	4,065
Consolidation adjustments	212
Current liabilities	(3,145)
Long-term liabilities	(1,217)
Acquisition cost of NIIGATA SUBARU Inc.	2,183
Cash and cash equivalents of NIIGATA SUBARU Inc.	(324)
Net cash used for acquisition of NIIGATA SUBARU Inc.	¥ 1,859

3. Significant non-cash transaction is as follows:

(Unit: Millions of yen)

Increase of common stock due to conversion of convertible bonds	¥ 9,340
Increase of capital surplus due to conversion of convertible bonds	9,305
Decrease of convertible bonds due to conversion	¥ 18,645

(Leases)

1. Finance leases without transfer of ownership

Information as lessee

(1) Acquisition cost, accumulated depreciation and net book value of leased assets:

(Unit: Millions of yen)

	Acquisition cost	Accumulated depreciation	Net book value at end of the year
Machinery, equipment and vehicles	1,465	500	965
Other tangible assets	2,634	1,373	1,261
Intangible assets	435	395	40
Total	4,534	2,268	2,266

(2) The future minimum lease payments:

	(Unit: Millions of yen)
Due within one year	¥ 581
Due after one year	1,773
Total	¥ 2,354

(3) Rent paid, depreciation expense and interest expense portion:

	(Unit: Millions of yen)
Rent paid	¥ 757
Depreciation expense	¥ 739
Interest expense portion	¥ 51

(4) Method of depreciation:

The straight-line method over the lease term with no residual value

(5) Method for computing interest:

Interest has been computed as the difference between the total lease payments and the value of leased assets and has been allocated to each period using the interest method.

Information as lessor

(1) Acquisition cost, accumulated depreciation and net book value of leased assets:

(Unit: Millions of yen)

	Acquisition cost	Accumulated depreciation	Net book value at end of the year
Machinery, equipment and vehicles	22,505	9,609	12,896
Other tangible assets	9,353	4,764	4,589
Intangible assets	1,261	441	820
Total	33,119	14,814	18,305

(2) The future minimum lease payments receivable:

	(Unit: Millions of yen)
Due within one year	¥ 7,663
Due after one year	13,947
Total	¥21,610

(3) Rent received, depreciation expense and interest income portion:

	(Unit: Millions of yen)
Rent received	¥ 8,882
Depreciation expense	¥ 6,438
Interest income portion	¥ 1,579

(4) Method for computing interest

Interest has been computed as the difference between the total lease payments and the value of leased assets and has been allocated to each period using the interest method.

1. Operating leases

Information as lessee

The future minimum rent payments:

	(Unit: Millions of yen)
Due within one year	¥ 8,538
Due after one year	50,700
Total	¥59,238

Information as lessor

The future minimum rent payments receivable:

	(Unit: Millions of yen)
Due within one year	¥ 4,161
Due after one year	4,502
Total	¥ 8,663

(Securities and Investments)

I. Prior Year-end

1. Held-to-maturity debt securities for which fair market value are available (as of March 31, 2003)

(Unit: Millions of yen)

	Book value	Fair market value	Difference
(Fair market value exceeding book value) (1) Government bonds	5	5	0
Sub-total	5	5	0
(Fair market value not exceeding book value) –	–	–	–
Sub-total	–	–	–
Total	5	5	0

2. Other investment securities (available-for-sale securities) for which fair market value are available (as of March 31, 2003)

(Unit: Millions of yen)

	Acquisition cost	Book value	Difference
(Book value exceeding acquisition cost)			
(1) Equity securities	6,181	13,974	7,793
(2) Debt securities			
Government and municipal bonds	4,966	5,142	176
Corporate bonds	6,566	6,631	65
Other	201	201	0
(3) Other	300	300	0
Sub-total	18,214	26,248	8,034
(Book value not exceeding acquisition cost)			
(1) Equity securities	15,844	13,634	(2,210)
(2) Debt securities			
Government and municipal bonds	–	–	–
Corporate bonds	4,317	4,309	(8)
Other	1,959	1,958	(1)
(3) Other	325	306	(19)
Sub-total	22,445	20,207	(2,238)
Total	40,659	46,455	5,796

3. Other investment securities sold in fiscal 2003 (from April 1, 2002 to March 31, 2003)

(Unit: Millions of yen)

Sales amount	Gain on sale – total	Loss on sale – total
431,864	51	31

4. Book value of major marketable securities without available fair market value (except for held-to-maturity debt securities stated in 1 above) (as of March 31, 2003)

(1) Other marketable securities:

	(Unit: Millions of yen)
Commercial paper:	¥ 35,646
Money management fund:	¥ 33,064
Unlisted stocks (excluding over-the-counter stocks):	¥ 6,787
Medium-term government bond fund:	¥ 6,504
Beneficiary rights to the trust:	¥ 4,122
Negotiable certificated deposit:	¥ 2,000

Note: The Company and consolidated subsidiaries recognized ¥ 3,188 million in loss on devaluation of securities in the current year, out of which, the devaluation of investment securities with fair market value was ¥ 2,950 million.

For purpose of recording the loss on devaluation of securities, the Company and consolidated subsidiaries consider all securities whose fair market value has fallen below 50 % of the book value to be permanently impaired, and records the relevant loss on devaluation. For securities whose fair market value has declined between 30 % to 50 % in relation to book value, the Company and consolidated subsidiaries specifically consider the probability of recovery of the fair value, and records a loss on devaluation in an amount deemed sufficient.

5. Schedule of redemption for other investment securities with maturity and held-to-maturity debt securities (as of March 31, 2003)

(Unit: Millions of yen)

	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years
(1) Debt securities				
Government and municipal bonds	68	3,843	1,010	225
Corporate bonds	10,062	505	699	505
Other	37,814	161	–	–
(2) Other	4,424	–	–	–
Total	52,368	4,509	1,709	730

II. Current Year-end

1. Held-to-maturity debt securities for which fair market value are available (as of March 31, 2004)

(Unit: Millions of yen)

	Book value	Fair market value	Difference
(Fair market value exceeding book value)			
–	–	–	–
Sub-total	–	–	–
(Fair market value not exceeding book value)			
(1) Government bonds	5	5	–
Sub-total	5	5	–
Total	5	5	–

2. Other investment securities (available-for-sale securities) for which fair market value are available (as of March 31, 2004)

(Unit: Millions of yen)

	Acquisition cost	Book value	Difference
(Book value exceeding acquisition cost)			
(1) Equity securities	18,869	36,167	17,298
(2) Debt securities			
Government and municipal bonds	6,818	6,821	3
Corporate bonds	5,299	5,331	32
Other	36	161	125
(3) Other	5,570	5,573	3
Sub-total	36,592	54,053	17,461
(Book value not exceeding acquisition cost)			
(1) Equity securities	2,011	1,889	(122)
(2) Debt securities			
Government and municipal bonds	–	–	–
Corporate bonds	4,801	4,799	(2)
Other	1,546	1,546	0
(3) Other	848	845	(3)
Sub-total	9,206	9,079	(127)
Total	45,798	63,132	17,334

3. Other investment securities sold in fiscal 2004 (from April 1, 2003 to March 31, 2004)

(Unit: Millions of yen)

Sales amount	Gain on sale – total	Loss on sale – total
426,839	4,760	420

4. Book value of major marketable securities without available fair market value (except for held-to-maturity debt securities stated in 1 above) (as of March 31, 2004)

(1) Other marketable securities:

	(Unit: Millions of yen)
Money management fund:	¥ 52,202
Commercial paper:	¥ 31,062
Beneficiary rights to the trust:	¥ 8,367
Unlisted stocks (excluding over-the-counter stocks):	¥ 6,640
Medium-term government bond fund:	¥ 4,500
Free financial fund:	¥ 501

Note: The Company and consolidated subsidiaries recognized ¥ 198 million in loss on devaluation of securities in the current year, out of which, the devaluation of investment securities with fair market value was ¥ 10 million.

For purpose of recording the loss on devaluation of securities, the Company and consolidated subsidiaries consider all securities whose fair market value has fallen below 50 % of the book value to be permanently impaired, and records the relevant loss on devaluation. For securities whose fair market value has declined between 30 % to 50 % in relation to book value, the Company and consolidated subsidiaries specifically consider the probability of recovery of the fair value, and records a loss on devaluation in an amount deemed sufficient.

5. Schedule of redemption for other investment securities with maturity and held-to-maturity debt securities (as of March 31, 2004)

(Unit: Millions of yen)

	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years
(1) Debt securities				
Government and municipal bonds	960	4,760	875	232
Corporate bonds	8,440	1,125	403	–
Other	32,604	161	–	–
(2) Other	10,124	174	103	228
Total	52,128	6,220	1,381	460

(Derivative Transactions)

Derivative financial instruments' contract amount, fair value and valuation gain and loss

(1) Foreign currency contracts

(Unit: Millions of yen)

Type of transactions	Fiscal 2004 (as of March 31, 2004)				Fiscal 2003 (as of March 31, 2003)			
	Contract amount	Over 1 year	Fair value	Valuation gain/(loss)	Contract amount	Over 1 year	Fair value	Valuation gain/(loss)
Transactions other than market:								
Foreign currency option contracts								
Sell								
Call: US$	29,726	–			10,582	–		
	[398]		93	305	[97]		196	(99)
Buy								
Put: US$	29,571	–			10,582	–		
	[398]		255	(143)	[97]		127	30
Total	59,297	–	348	162	21,164	–	323	(69)

Notes: 1. Method to determine fair value is based on quotations obtained from financial institutions.

2. Derivative financial instruments that qualify as a hedge and are accounted for using the deferred hedge accounting method are excluded from the above disclosure.

(2) Interest rate contracts

(Unit: Millions of yen)

Type of transactions	Fiscal 2004 (as of March 31, 2004)				Fiscal 2003 (as of March 31, 2003)			
	Contract amount	Over 1 year	Fair value	Valuation gain/(loss)	Contract amount	Over 1 year	Fair value	Valuation gain/(loss)
Transactions other than market:								
Interest swap contracts								
Receive floating rate, pay fixed rate	5,300	5,000	(74)	(74)	5,800	5,300	(134)	(134)
Total	5,300	5,000	(74)	(74)	5,800	5,300	(134)	(134)

Notes: 1. Method to determine fair value is based on quotations obtained from financial institutions.

2. Derivative financial instruments that qualify as a hedge and are accounted for using the deferred hedge accounting method are excluded from the above disclosure.

(Pension and Severance Plans)

1. The Company and consolidated domestic subsidiaries have non-contributory funded defined benefit pension plans. Foreign subsidiaries primarily have defined contribution plans.

2. Reconciliation between the projected pension and severance obligation and accrued pension and severance liability as of March 31, 2004 and 2003 are as follows:

(Unit: Millions of yen)

	Fiscal 2004	Fiscal 2003
a. Projected pension and severance obligation	¥139,686	¥130,994
b. Plan assets	(54,946)	(44,873)
c. Unfunded pension and severance obligations (a+b)	84,740	86,121
d. Unamortized actuarial gain/loss	(19,613)	(21,137)
e. Unamortized prior service cost	(3,546)	(3,841)
f. Net amount recorded in balance sheet (c+d+e)	61,581	61,143
g. Prepaid pension cost	(73)	(27)
h. Accrued pension and severance liability (f-g)	¥ 61,654	¥ 61,170

Notes: 1. The above amounts include the government pension plan funded by social security taxes, paid by employees and employer.

2. Certain insignificant consolidated subsidiaries calculate the liability using the simplified method.

3. Unamortized prior service cost arose from the change of accounting policy by certain consolidated subsidiaries.

4. In addition to the above plan assets, there are plan assets of ¥ 16,824 million for the multi-employer pension plan as of March 31, 2004, which could not be allocated to each specific participating employer and are allocated based on the number of participants.

3. Periodic pension and severance costs for the year ended March 31, 2004 and 2003 consist of the following:

(Unit: Millions of yen)

	Fiscal 2004	Fiscal 2003
a. Service cost	¥ 10,695	¥ 10,004
b. Interest cost	3,075	3,047
c. Expected return on plan assets	(1,155)	(1,262)
d. Amortization of actuarial gain/loss	1,269	770
e. Amortization of prior service cost	295	296
f. Pension and severance cost (a+b+c+d+e)	¥ 14,179	¥ 12,855

Notes: 1. The above amounts do not include the social security taxes paid by employees.
2. Service costs of consolidated subsidiaries using the simplified method are included in service cost above.
3. Service costs above includes ¥ 1,096 million for the multi-employer pension plan for the year ended March 31, 2004, for which plan assets could not be allocated to each specific participating employer.

4. Service costs above include contributions for the defined contribution plans of foreign consolidated subsidiaries amounting to ¥ 1,549 million for the years ended March 31, 2004.
5. In addition to the pension and severance cost above, additional retirement payments amounting to ¥ 120 million are included in general and administrative expenses for the years ended March 31, 2004.

4. Actuarial assumptions used in computation of pension and severance liability are as follows:

a. Attribution of expected benefit obligation	The straight-line method
b. Discount rate	Primarily 2.0 % (FY2003 2.5 %)
c. Expected rate of return on plan assets	Primarily 2.5 % (FY2003 2.5 %)
d. Amortization of actuarial gain/loss	Primarily 18 years (It is amortized by the straight-line method starting from the following year based on periods less than the estimated average remaining service period of employees)
e. Amortization of prior service cost	14 years

(Income Taxes)

1. Significant components of the deferred tax assets and liabilities are as follows:

	As of March 31, 2004 (Unit: Millions of yen)
Deferred tax assets	
Accrued pension and severance liabilities	¥ 22,294
Unrealized gain on sales of fixed assets	13,063
Accrued expenses	10,631
Accrued warranty claims	8,049
Unrealized gain on sales of inventories	7,660
Accrued bonus	6,924
Deficit carry forwards	4,696
Other	18,979
Sub-total	92,296
Valuation allowance	(15,788)
Total	76,508
Deferred tax liabilities	
Depreciation and amortization	(11,946)
Net unrealized holding gains on investment securities	(6,999)
Revaluation reserve for land	(478)
Advanced depreciation reserve	(468)
Other	(1,745)
Total	(21,636)
Net deferred tax assets	¥ 54,872

Note: Net deferred tax assets are included in the following accounts in the accompanying balance sheets:

Current assets-deferred tax assets:	¥ 34,149
Fixed assets-deferred tax assets:	¥ 29,707
Current liabilities-deferred tax liabilities (Current liabilities-other):	¥ 0
Long-term liabilities-deferred tax liabilities on revaluation of land:	¥ (478)
Long-term liabilities-deferred tax liabilities (Long-term liabilities-other):	¥ (8,506)

2. A reconciliation of the statutory income tax rate in Japan to the Company's effective income tax rate is as follows:

	Fiscal 2004 (from April 1, 2003 to March 31, 2004)
Statutory income tax rate in Japan	41.8 %
(Reconciling items)	
Changes in valuation allowance and tax benefit realized from the losses carried forward	1.6
Adjustment of past corporate income taxes and corporate income taxes refundable	(5.3)
Special deduction on corporate income taxes	(4.9)
Entertainment and other non-deductible expenses	0.9
Effect of change in the statutory income tax rate in Japan	1.3
Amortization of consolidation adjustments	(3.4)
Other	(0.7)
Effective income tax rate	31.3 %

Due to an amendment to Local Tax Law in Japan, the statutory income tax rate used in the computation of deferred tax assets and liabilities of the Company and domestic consolidated subsidiaries is 40.5 %.

Segment Information

(1) Business segment information

Fiscal 2004 (from April 1, 2003 to March 31, 2004) (Unit: Millions of yen)

	Automobiles	Industrial products	Aerospace	Other	Total	Elimination and corporate	Consolidated total
I. Sales and operating income (loss)							
Sales							
(1) Outside customer	1,316,951	42,257	56,632	23,611	1,439,451	–	1,439,451
(2) Inter-segment	3,847	333	218	3,284	7,682	(7,682)	–
Total sales	1,320,798	42,590	56,850	26,895	1,447,133	(7,682)	1,439,451
Operating cost and expense	1,268,684	42,889	57,177	28,377	1,397,127	(8,000)	1,389,127
Operating income (loss)	52,114	(299)	(327)	(1,482)	50,006	318	50,324
II. Assets, depreciation expense and capital expenditure							
Assets	1,139,138	57,432	109,684	76,695	1,382,949	(33,222)	1,349,727
Depreciation expense	65,486	2,115	1,712	1,799	71,112	–	71,112
Capital expenditure	118,591	852	2,893	5,690	128,026	–	128,026

Fiscal 2003 (from April 1, 2002 to March 31, 2003) (Unit: Millions of yen)

	Automobiles	Industrial products	Aerospace	Other	Total	Elimination and corporate	Consolidated total
I. Sales and operating income (loss)							
Sales							
(1) Outside customer	1,229,807	41,586	63,009	37,935	1,372,337	–	1,372,337
(2) Inter-segment	3,231	75	76	3,526	6,908	(6,908)	–
Total sales	1,233,038	41,661	63,085	41,461	1,379,245	(6,908)	1,372,337
Operating cost and expense	1,165,731	42,527	59,726	44,575	1,312,559	(7,743)	1,304,816
Operating income (loss)	67,307	(866)	3,359	(3,114)	66,686	835	67,521
II. Assets, depreciation expense and capital expenditure							
Assets	1,140,525	55,793	101,130	75,360	1,372,808	(28,736)	1,344,072
Depreciation expense	61,743	2,133	1,772	2,248	67,896	–	67,896
Capital expenditure	111,584	3,551	1,284	3,004	119,423	–	119,423

Notes: 1. Definition of business segments

Business segments are defined based on product line and market.

2. Main products by each business segment

Business segment	Main products
Automobiles	Passenger cars, mini-cars
Industrial products	General-purpose engines, power generators
Aerospace	Aircraft, parts of space-related devises
Other	Specialized vehicles, houses, real estate

3. All operating costs and expenses are allocated to each business segment.

4. All figures in elimination and corporate represents elimination.

5. "Rail cars" and "buses" are excluded from main products of "Other segment" as a result of termination of the operation of Bus and Train Production by March 31, 2003.

6. Change of accounting policy

(Fiscal 2004)

Revenue recognition

As stated in "Change of Accounting Policy", the Company changed the revenue recognition policy for the Aerospace Division's production contracts with the production term exceeding one year and the amount exceeding ¥ 5,000 million, from the delivery basis to the percentage-of-completion method since 2nd half of fiscal 2004. As a result of the change, net sales increased by ¥ 4,013 million and operating income increased by ¥ 231 million as compared with amounts assumed by application of previous policy.

The change was made in 2nd half of fiscal 2004, because the Company received orders with a long production period and with a large contract amount in that period, and the establishment of the related production and administration control system was completed. Therefore, revenues from such contracts were recognized upon delivery of the products in 1st half of fiscal 2004. Net sales would have been increased by ¥ 3,519 million and operating income would have been increased by 208 million, if the percentage-of-completion method for revenue recognition had been applied retroactively to 1st half of the fiscal 2004.

(Fiscal 2003)

None.

(2) Segment information by geographic area

Fiscal 2004 (from April 1, 2003 to March 31, 2004) (Unit: Millions of yen)

	Japan	North America	Other	Total	Elimination and corporate	Consolidated total
I. Sales and operating income						
Sales						
(1) Outside customer	840,330	590,271	8,850	1,439,451	–	1,439,451
(2) Inter-segment	263,260	1,692	344	265,296	(265,296)	–
Total sales	1,103,590	591,963	9,194	1,704,747	(265,296)	1,439,451
Operating cost and expense	1,065,920	590,892	8,935	1,665,747	(276,620)	1,389,127
Operating income	37,670	1,071	259	39,000	11,324	50,324
II. Assets	1,077,341	309,842	2,102	1,389,285	(39,558)	1,349,727

Fiscal 2003 (from April 1, 2002 to March 31, 2003) (Unit: Millions of yen)

	Japan	North America	Other	Total	Elimination and corporate	Consolidated total
I. Sales and operating income						
Sales						
(1) Outside customer	786,257	582,326	3,754	1,372,337	–	1,372,337
(2) Inter-segment	295,900	1,971	231	298,102	(298,102)	–
Total sales	1,082,157	584,297	3,985	1,670,439	(298,102)	1,372,337
Operating cost and expense	1,025,021	568,473	3,858	1,597,352	(292,536)	1,304,816
Operating income	57,136	15,824	127	73,087	(5,566)	67,521
II. Assets	1,020,224	373,125	1,141	1,394,490	(50,418)	1,344,072

Notes: 1. Geographic areas are based on geographical proximity.

2. Principal countries or districts in each geographic area:

North America: United States and Canada

Other: Europe

3. All operating costs and expenses are allocated to each segment.

4. Change of accounting policy

(Fiscal 2004)

Revenue recognition

As stated in "Change of Accounting Policy", in Japan segment, the Company changed the revenue recognition policy for the Aerospace Division's production contracts with the production term exceeding one year and the amount exceeding ¥ 5,000 million, from the delivery basis to the percentage-of-completion method since 2nd half of fiscal 2004. As a result of the change, in Japan segment, net sales increased by ¥ 4,013 million and operating income increased by ¥ 231 million as compared with amounts assumed by application of previous policy.

The change was made in 2nd half of fiscal 2004, because the Company received orders with a long production period and with a large contract amount in that period, and the establishment of the related production and administration control system was completed. Therefore, revenues from such contracts were recognized upon delivery of the products in 1st half of fiscal 2004. Net sales would have been increased by ¥ 3,519 million and operating income would have been increased by 208 million, if the percentage-of-completion method for revenue recognition had been applied retroactively to 1st half of the fiscal 2004.

(Fiscal 2003)

None

(3) Overseas sales

Fiscal 2004 (from April 1, 2003 to March 31, 2004) (Unit: Millions of yen)

	North America	Europe	Other	Total
Overseas sales	624,372	101,049	86,113	811,534
Consolidated net sales				1,439,451
Percentage of overseas sales over consolidated sales (%)	43.4 %	7.0 %	6.0 %	56.4 %

Fiscal 2003 (from April 1, 2002 to March 31, 2003) (Unit: Millions of yen)

	North America	Europe	Other	Total
Overseas sales	622,783	72,841	77,453	773,077
Consolidated net sales				1,372,337
Percentage of overseas sales over consolidated sales (%)	45.4 %	5.3 %	5.6 %	56.3 %

Notes: 1. Geographic areas are based on geographical proximity.

2. Principal countries or districts in each geographic area:
   North America: United States and Canada
   Europe: Germany, Switzerland and England
   Other: Australia

3. Overseas sales are sales outside of Japan by the Company and consolidated subsidiaries.

Production, Accepted Orders and Sales Results Information

(1) Production

Actual production during the current year by each segment is as follows:

(Unit: Millions of yen, except for Automobiles)

Segments		Fiscal 2004 From April 1, 2003 to March 31, 2004	Change from prior year (%)
Automobiles	Mini-cars	146,939	1.4
	Compact cars	415,403	4.5
	Consignment production of Isuzu vehicles	25,239	-
	Sub-total	587,581	8.3
Industrial products		38,696	(0.1)
Aerospace		59,137	(5.0)
Other		22,521	(30.7)

Notes: 1. Amounts are based on sales prices and inter-segment transactions are eliminated.

2. The above amounts exclude consumption taxes.

(2) Accepted orders

Accepted orders in the current year by each segment are as follows (automobiles and industrial products are produced based on order forecasts):

(Unit: Millions of yen)

Segments	Fiscal 2004 (From April 1, 2003 to March 31, 2004)			
	Accepted orders	Change from prior year (%)	Order balance	Change from prior year (%)
Aerospace	61,025	(3.6 %)	120,765	3.8 %
Other	20,500	(32.3 %)	4,232	(30.4 %)
Total	81,525	(12.9 %)	124,997	2.1 %

Note: The above amounts exclude consumption taxes.

(3) Sales results

Sales results for the current year by each segment are as follows:

(Unit: Millions of yen)

Segments	Fiscal 2004 From April 1, 2003 to March 31, 2004	Change from prior year (%)
Automobiles	1,316,951	7.1 %
Industrial products	42,257	1.6 %
Aerospace	56,632	(10.1 %)
Other	23,611	(37.8 %)
Total	1,439,451	4.9 %

Notes: 1. Amounts are based on sales prices and inter-segment transactions are eliminated.

2. The above amounts exclude consumption taxes.

Non-consolidated Financial Results for Fiscal 2004

May 14, 2004

For Immediate Release

Company Name : **Fuji Heavy Industries Ltd.**
Name of Stock Exchanges : Tokyo Stock Exchange (First Section)
Code No. : 7270
Location of Head Office : Tokyo, Japan
URL : http://www.fhi.co.jp/fina/index.html
Representative : Mr. Kyoji Takenaka, President and CEO
Contact for Inquiries : Mr. Yoshiaki Arai, General Manager of Administration Department
Tel: (03) 3347-2005

Date of the Board of Directors Meeting Held for Approving the Financial Results: May 14, 2004
Date of the Regular Shareholders Meeting: June 25, 2004
Provision for Interim Dividends: Provision exists
Number of Shares in Unit Share System: 1,000 shares

1. Performance in Fiscal 2004 (from April 1, 2003 to March 31, 2004)

Note that all amounts have been rounded down to the nearest million yen, unless otherwise specified.

(1) Results of Operations

(Unit: Millions of yen, except for per share figures)

	Net sales		Operating income		Ordinary income	
Fiscal 2004	¥936,911	(2.7 %)	¥30,143	(-39.9 %)	¥28,496	(-38.7 %)
Fiscal 2003	¥912,228	(-1.0 %)	¥50,161	(-21.3 %)	¥46,453	(-28.6 %)

	Net income		Net income per share, basic (Yen)	Net income per share, diluted (Yen)	Return on equity (%)	Ratio of ordinary income to total assets (%)	Ratio of ordinary income to net sales (%)
Fiscal 2004	¥19,012	(0.7 %)	¥24.86	¥24.39	3.9 %	3.1 %	3.0 %
Fiscal 2003	¥18,880	(-13.6 %)	¥25.24	¥24.23	4.1 %	5.1 %	5.1 %

Notes: 1. Average number of shares outstanding during the year : Fiscal 2004 : 760,753,377 shares
Fiscal 2003 : 743,446,910 shares

2. Accounting change : See "Change of Accounting Policy" section

3. Percentage figures in the net sales, operating income, ordinary income and net income columns represent changes from prior fiscal year

(2) Dividends

(Unit: Yen, except for per year figures)

	Cash dividends per share			Cash dividends per year (Millions of yen)	Dividend payout ratio (%)	Cash dividends per year to Shareholders' equity (%)
		Semi-annual	Year-end			
Fiscal 2004	¥ 9.00	¥ 4.50	¥ 4.50	¥ 7,009	36.2%	1.4 %
Fiscal 2003	¥ 9.00	¥ 4.50	¥ 4.50	¥ 6,683	35.7 %	1.4 %

(3) Financial Position

(Unit: Millions of yen, except for per share figures)

	Total assets	Shareholders' equity	Shareholders' Equity to total assets (%)	Shareholders' equity per share (Yen)
Fiscal 2004	¥ 947,124	¥ 504,566	53.3 %	¥ 647.76
Fiscal 2003	¥ 909,351	¥ 467,617	51.4 %	¥ 629.61

Notes: 1. Number of shares outstanding at end of the year : Fiscal 2004 : 778,785,713 shares
Fiscal 2003 : 742,528,075 shares

2. Number of treasury stock at end of the year : Fiscal 2004 : 4,080,160 shares
Fiscal 2003 : 3,992,806 shares

2. Projections for Fiscal 2005 (from April 1, 2004 to March 31, 2005)

(Unit: Millions of yen, except for per share figures)

	Net sales	Ordinary income	Net income	Fiscal 2005 cash dividends per share		
				Semi-annual	Year-end	
Half year	¥ 485,000	¥ 13,000	¥ 7,000	4.50	-	-
Full year	¥ 985,000	¥ 33,000	¥ 18,000	-	4.50	9.00

Reference: Projected net income per share (full year): ¥ 23.11

The above projections are made based on available information and assumptions as of May 14, 2004, and are subject to the uncertainties of future operations. Therefore, actual results could differ materially from those anticipated. The assumptions used for the above projections are stated on *Consolidated Financial Results for Fiscal 2004* on page 9.

Non-consociated Balance Sheets

As of March 31, 2004 and 2003

	Fiscal 2004 (as of March 31, 2004)	Fiscal 2003 (as of March 31, 2003)	Changes Increase/(Decrease)
ASSETS			
Current assets	**408,744**	**395,113**	**13,630**
Cash and time deposits	25,336	30,832	(5,496)
Notes receivable, trade	2,585	3,781	(1,196)
Accounts receivable, trade	120,090	113,598	6,491
Marketable securities	75,850	80,314	(4,464)
Finished products	31,774	26,876	4,898
Raw materials	4,988	5,605	(616)
Work in process	51,140	51,591	(450)
Supplies	1,580	1,568	11
Advances paid	15,305	5,272	10,033
Prepaid expenses	2,248	1,585	663
Deferred tax assets	16,045	16,162	(117)
Accounts receivable, other	24,658	20,020	4,638
Short-term loans	31,437	35,290	(3,852)
Other	5,746	2,676	3,069
Allowance for doubtful accounts	(44)	(64)	19
Fixed assets	**538,380**	**514,237**	**24,142**
Property, plant and equipment, net	**241,788**	**243,604**	**(1,816)**
Buildings	51,548	49,997	1,551
Structures	6,920	6,534	386
Machinery and equipment	88,002	84,486	3,516
Aircrafts	107	165	(58)
Vehicles	1,465	1,147	317
Tools	11,179	11,290	(110)
Land	80,274	79,617	656
Construction in progress	2,289	10,364	(8,075)
Intangible assets	**20,117**	**15,881**	**4,235**
Industrial rights	11	15	(3)
Software	13,219	10,758	2,461
Other	6,886	5,108	1,778
Investments and other assets	**276,474**	**254,751**	**21,722**
Investment securities	42,480	33,679	8,801
Investments in subsidiaries and affiliated companies	138,336	134,711	3,625
Investment securities, other than stock	32	56	(23)
Investments in subsidiaries and affiliated companies, other than stock	453	432	20
Long-term loans	60,279	44,865	15,413
Long-term prepaid expenses	3,102	2,959	143
Deferred tax assets	31,985	37,800	(5,814)
Other	7,827	8,107	(278)
Allowance for devaluation of investments	(280)	–	(280)
Allowance for doubtful accounts	(7,746)	(7,861)	115
Total assets	**947,124**	**909,351**	**37,772**

(Unit: Millions of yen)

	Fiscal 2004 (as of March 31, 2004)	Fiscal 2003 (as of March 31, 2003)	Changes Increase/(Decrease)
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities	**304,489**	**305,091**	**(602)**
Notes payable, trade	3,762	4,697	(934)
Accounts payable, trade	172,465	157,348	15,116
Short-term borrowings	25,040	25,040	–
Current portion of long-term debts	7,018	1,281	5,737
Current portion of bonds	10,000	10,000	–
Current portion of convertible bonds	–	18,774	(18,774)
Accounts payable, other	14,716	18,497	(3,781)
Accrued expenses	41,196	40,616	580
Accrued income taxes	447	5,457	(5,010)
Advance received	1,885	666	1,218
Deposits received	699	984	(284)
Income in advance	132	138	(5)
Accrued bonus	11,417	11,717	(300)
Accrued warranty claims	9,180	7,390	1,789
Notes payable for acquisition of fixed assets	2,075	2,260	(185)
Other	4,449	219	4,229
Long-term liabilities	**138,068**	**136,642**	**1,425**
Bonds	90,000	80,000	10,000
Long-term debts	4,794	10,820	(6,025)
Long-term accounts payable, other	1,675	2,645	(970)
Long-term deposits received	1,404	1,708	(304)
Accrued pension and severance liability	40,067	41,182	(1,114)
Accrued directors' severance and retirement benefits	127	239	(112)
Allowance for losses on guarantees	–	47	(47)
Total liabilities	**442,557**	**441,734**	**823**
Shareholders' equity			
Common stock	**153,795**	**144,454**	**9,340**
Capital surplus	**160,070**	**150,766**	**9,304**
Capital reserve	160,070	150,766	9,304
Retained earnings	**183,892**	**171,836**	**12,056**
Legal reserve	7,901	7,901	–
Dividends reserve	6,000	6,000	–
Retirement reserve	1,000	1,000	–
General reserve	78,335	78,335	–
Unappropriated retained earnings	90,656	78,600	12,056
Net unrealized holding gains on securities	**9,579**	**3,284**	**6,295**
Less treasury stock, at cost	**(2,771)**	**(2,723)**	(48)
Total shareholders' equity	**504,566**	**467,617**	**36,948**
Total liabilities and shareholders' equity	**947,124**	**909,351**	**37,772**

Non-consolidated Statements of Income

For the years ended March 31, 2004 and 2003

(Unit: Millions of yen)

	Fiscal 2004 (ended March 31, 2004)		Fiscal 2003 (ended March 31, 2003)		Changes Increase/(Decrease)
	Amount	Ratio of total (%)	Amount	Ratio of total (%)	Amount
Net sales	**936,911**	**100.0**	**912,228**	**100.0**	**24,682**
Cost of sales	750,315	80.1	701,190	76.9	49,125
Gross profit	186,596	19.9	211,038	23.1	(24,442)
Selling, general and administrative expenses	156,452	16.7	160,876	17.6	(4,424)
Operating income	**30,143**	**3.2**	**50,161**	**5.5**	**(20,017)**
Non-operating income	**6,804**	0.7	**8,018**	0.9	**(1,214)**
Interest and dividends income	1,863		3,799		(1,936)
Other	4,940		4,218		722
Non-operating expenses	**8,451**	0.9	**11,726**	1.3	**(3,274)**
Interest expenses	1,601		1,968		(367)
Other	6,850		9,757		(2,907)
Ordinary income	**28,496**	**3.0**	**46,453**	**5.1**	**(17,956)**
Extraordinary gains	**6,687**	0.7	**8,564**	0.9	**(1,877)**
Gain on sale of fixed assets	1,479		518		960
Gain on sale of investment securities	4,036		0		4,036
Reversal of allowance for doubtful accounts	75		625		(550)
Reversal of allowance for losses on guarantees	47		7,420		(7,373)
Gain on prior period adjustment	1,049		–		1,049
Extraordinary losses	**5,832**	0.6	**30,354**	3.3	**(24,522)**
Loss on sale and disposal of fixed assets	4,968		3,655		1,312
Loss on sale of investment securities	390		963		(573)
Loss on devaluation of securities	193		23,840		(23,646)
Allowance for devaluation of securities	280		–		280
Loss on discontinued operations	–		1,882		(1,882)
Other	–		13		(13)
Income before income taxes	29,351	3.1	24,663	2.7	4,688
Income taxes-current	8,691	0.9	15,681	1.7	(6,989)
Reversal of prior year's accrued income taxes	–	–	(2,973)	(0.3)	2,973
Income taxes-deferred	1,646	0.2	(6,926)	(0.8)	8,572
Net income	**19,012**	**2.0**	**18,880**	**2.1**	**131**
Unappropriated retained earnings brought forward	**75,148**		**63,061**		**12,087**
Interim dividends	3,504		3,342		162
Unappropriated retained earnings at end of the year	**90,656**		**78,600**		**12,056**

Proposed Appropriation of Retained Earnings

(Unit: Millions of yen)

	Fiscal 2004 (ended March 31, 2004)	Fiscal 2003 (ended March 31, 2003)	Changes Increase/(Decrease)
Unappropriated retained earnings at end of the year	90,656	78,600	12,056
Reversal of dividends reserve	6,000	–	6,000
Reversal of retirement reserve	1,000	–	1,000
Total	97,656	78,600	19,056
Planned appropriations:			
Dividends to shareholders	3,504	3,341	163
Directors' bonuses	100	110	(10)
(Statutory auditors)	(14)	(15)	(1)
Advanced depreciation reserve	687	–	687
Other reserve	7,000	–	7,000
Retained earnings to be carried forward	86,365	75,148	11,216

Note:

1.Cash dividend per share is 9 yen for fiscal 2004, which includes interim dividend of 4.5 yen.

2. Advanced depreciation reserve is based on Special Tax Treatment Law.

Summary of Significant Accounting Policies

1. Method and Basis for Valuation of Marketable Securities and Investment Securities

(1) Held-to-maturity debt securities: The amortized interest cost method (the straight-line method)

(2) Investments in subsidiaries and affiliated companies: Stated at cost determined by the moving-average method.

(3) Other securities:

(a) Securities for which fair market value is available: Stated at fair value as of the balance sheet date with unrealized holding gains and losses included as a component of shareholders' equity until realized. Realized gains and losses on sale of securities are computed using the moving-average method.

(b) Securities for which fair market value is not available: Stated at cost as determined by the moving-average method.

2. Method and Basis for Valuation of Derivative Instruments

Derivative financial instruments are stated at fair values.

3. Method and Basis for Valuation of Inventories

(1) Finished products: Stated principally at cost determined by the moving-average method (the first-in, first-out method is used for certain items).

(2) Raw materials, work in process and supplies: Stated principally at cost determined by the first-in, first-out method (the moving-average method is used for certain items).

4. Depreciation/Amortization Method of Fixed Assets

(1) Property, plant and equipment:

Depreciation of the property, plant and equipment is principally computed by the declining-balance method, except for the buildings (excluding building improvements) acquired on or after April 1, 1998, for which the straight-line method is applied.

Estimated useful lives for depreciable assets are as follows:

Building and structures:	7~50 years
Machinery, equipment and vehicles:	4~11 years

(2) Intangible assets:

Intangible assets are principally amortized by the straight-line method. Computer software used internally by the Company is amortized by the straight-line method over the relevant economic useful lives (3 or 5 years).

5. Method for Valuation of Deferred Assets

Bond issuing costs are expensed as incurred.

6. Basis for Significant Accruals and Reserves

(1) Allowance for doubtful accounts:

Allowance for doubtful accounts is provided based on the amount calculated at the actual ratio of bad debt for ordinary receivables, and an amount required for uncollectible account for specific doubtful receivables.

(2) Allowance for devaluation of investments:

Allowance for devaluation of investments is provided for losses from decrease in the value of investment securities and investments in subsidiaries and affiliated companies based on the evaluation of the investees' financial conditions, such as net assets and the probability of recovering the value.

(3) Accrued bonus:

Accrued bonus is recorded based on the estimated future payments pro-rated for employee services received during the fiscal year.

(4) Accrued warranty claims:

The Company provides for accrued warranty claims on products sold based on its past experiences of warranty services and estimated future warranty costs.

(5) Accrued pension and severance liability:

Accrued pension and severance liability for employees has been provided based on the estimated amounts of pension and severance obligation and fair value of plan assets at end of the fiscal year. Actuarial gains and losses have been amortized from the following fiscal year by the straight-line method over the periods (18 years), which are shorter than the average remaining service periods of eligible employees.

(6) Accrued directors' severance and retirement benefits:

Directors and statutory auditors of the Company are entitled to receive lump-sum payments at the time of severance or retirement, subject to the approval of the shareholders. The liabilities for such benefits are determined based on the Company's internal rules.

(7) Allowance for losses on guarantees:

Allowances have been provided in the amount sufficient to cover potential losses from guarantees based on the assessment of the financial conditions of the parties to which guarantees are provided.

7. *Revenue recognition*

Revenues of the Aerospace Division from certain contracts with the production term exceeding one year and the amount exceeding ¥ 5,000 million are recognized by the percentage-of-completion method.

8. Accounting for Leases

Finance leases which do not transfer ownership of leased assets to lessees are accounted for as operating leases.

9. Accounting for Hedging Activities

(1) Method of hedge accounting:

Principally, the deferred hedge accounting method is applied.

(2) Derivative financial instruments qualifying as a hedge, along with the related transactions, assets and liabilities are as follows:

Financial Instrument	Transactions, Assets and Liabilities
Forward exchange contracts	Future foreign exchange transactions

(3) Hedge policy:

The risk exposures to movements in foreign exchange rates are hedged according to the Company's risk management policy.

(4) Method for evaluating hedge effectiveness:

Evaluation of hedge effectiveness is not considered necessary as the terms and notional amounts of these hedge instruments are the same as those of the related transactions, assets and liabilities, and therefore they are assumed to be highly effective in offsetting movements in the exchange rates at their inception as well as during their term.

10. Accounting for Consumption Taxes

Consumption taxes are excluded from the related transaction amounts and are accounted for separately.

Change of Accounting Policy

Revenue recognition

Previously, revenues of the Aerospace Division were recognized when the completed products were delivered to customers. However, the Company changed the revenue recognition policy for the Aerospace Division's production contracts with the production term exceeding one year and the amount exceeding ¥ 5,000 million, from the delivery basis to the percentage-of-completion method since 2nd half of fiscal 2004.

The Company changed the accounting policy for the purpose of more accurately matching revenues against costs in the period in which they were incurred in light of the recent trend that terms of production contracts of the Aerospace Division tend to extend over longer periods and the amounts of such contracts tend to become larger, and such trend is expected to continue. As a result of the change, net sales increased by ¥ 4,013 million and gross profit, operating income, ordinary income and income before income taxes and minority interest increased by ¥ 231 million as compared with amounts assumed by application of previous policy.

The change was made in 2nd half of fiscal 2004, because the Company received orders with a long production period and with a large contract amount in that period, and the establishment of the related production and administration control system was completed. Therefore, revenues from such contracts were recognized upon delivery of the products in 1st half of fiscal 2004. Net sales would have been increased by ¥ 3,519 million and gross profit, operating income, ordinary income and income before income taxes and minority interest would have been increased by 208 million, if the percentage-of-completion method for revenue recognition had been applied retroactively to 1st half of the fiscal 2004.

Notes to Non-consolidated Financial Statements

(Balance Sheet)

1. Accumulated depreciation for property, plant and equipment: ¥432,890 million

2. Pledged assets and secured liabilities

   Pledged assets are as follows:

	(Unit: Millions of yen)
Buildings and structures	¥ 15,763
	¥ [15,763]
Machinery and equipment	21,529
	[21,529]
Land	1,192
	[1,192]
Total	¥ 38,485
	¥ [38,485]

   Secured liabilities are as follows:

	(Unit: Millions of yen)
Current portion of long-term debts	¥ 7,000
	¥ [7,000]
Long-term debts	3,700
	[3,700]
Total	¥ 10,700
	¥ [10,700]

   The above amounts in parentheses represent a mortgage of the factory foundation and the related liabilities.

3. Balance with affiliated companies:

	(Unit: Millions of yen)
Notes and accounts receivable, trade	¥ 82,333
Short-term loans	¥ 31,437
Long-term loans	¥ 60,058
Other assets – total	¥ 10,369
Notes and accounts payable, trade	¥ 24,711
Accrued expenses	¥ 12,344
Other liabilities – total	¥ 998

4. Number of issuing shares:

Number of shares authorized	Common Stock	1,500,000,000 shares
Number of shares issued at end of the year	Common Stock	782,865,873 shares

5. Contingent liabilities

The Company's guarantees for the indebtedness from financial institutes are as follows:

	(Unit: Millions of yen)
Subaru Finance Co., Ltd.	¥ 101,235
Employees	¥ 23,914
GARAXY EXPRESS Co. and 5 other entities	¥ 2,751
Sub-total	¥127,900

The Company's guarantees for the lease payment on equipment with leveraged lease are as follows:

Subaru of Indiana Automotive, Inc.	¥ 36,863
Total	¥ 164,763

In addition, the Company's guarantees for the indebtedness of the affiliated companies are ¥2,354 million.

6. The unexecuted balances of commitments for borrowings are as follows:

	(Unit: Millions of yen)
Total commitments	¥ 69,000
Less amounts currently executed	¥ 19,000
Unexecuted balance	¥ 50,000

7. Number of treasury stock owned at end of the year: Common stock 4,080,160shares

8. Limitation on dividends

Net unrealized gains on securities of ¥ 9,579 million are restricted from dividends pursuant to Article 290, cause 1, No.6 of Commercial Code.

(Statement of Income)

1. Major components of selling, general and administrative expenses are as follows:

	(Unit: Millions of yen)
Packing and freight cost	¥ 11,905
Sales promotion	¥ 18,931
Advertisement cost	¥ 27,105

Selling expenses over SG&A	54 %
General and administrative expenses over SG&A	46 %

2. Research and development costs : ¥ 57,329 million

3. Gain on sale of fixed assets is as follow:

	(Unit: Millions of yen)
Land	¥ 1,461
Machinery and equipment and other	18
Total	¥ 1,479

4. Loss on sale of fixed assets is as follow:

	(Unit: Millions of yen)
Land	¥ 154
Vehicles and other	7
Total	¥ 162

5. Loss on disposal of fixed assets is as follow:

	(Unit: Millions of yen)
Buildings	¥ 414
Machinery and equipment	3,985
Vehicles and other	405
Total	¥ 4,805

6. Transaction with affiliated companies is as follow:

	(Unit: Millions of yen)
Net sales	¥ 602,132
Non-operating income (lease payments)	¥ 1,793
Non-operating income (miscellaneous revenue)	¥ 1,773

7. Gain on prior year adjustment represents a reversal of over accrual of prior year.

(Securities and Investments)

Investments in subsidiaries and affiliated companies for which fair market value are available as of March31,2004

(Unit: Millions of yen)

	Book value	Fair market value	Difference
Investment in subsidiaries	2,278	7,341	5,063
Investment in affiliated companies	–	–	–
Total	2,278	7,341	5,063

(Leases)

1. Finance leases without transfer of ownership

(a) Acquisition cost, accumulated depreciation and net book value of leased assets:

(Unit: Millions of yen)

	Acquisition cost	Accumulated depreciation	Net book value at end of the year
Vehicles	83	69	14
Tools	5,175	3,142	2,032
Software	13	3	10
Total	5,272	3,215	2,057

(b) The future minimum lease payments:

	(Unit: Millions of yen)
Due within one year	¥ 976
Due after one year	1,249
Total	¥ 2,226

(c) Rents paid, depreciation expense and interest expense:

	(Unit: Millions of yen)
Rents paid	¥ 1,152
Depreciation expense	¥ 1,063
Interest expense portion	¥ 85

(d) Method of depreciation:

The straight-line method over the lease term with no residual value

(e) Method of computing interest:

Interest has been computed as the difference between the total lease payments and the value of leased assets and has been allocated to each period using the effective interest method.

2. Operating leases

The future minimum rent payments:

	(Unit: Millions of yen)
Due within one year	¥ 45
Due after one year	9
Total	¥ 55

(Income Taxes)

1. Significant components of the deferred tax assets and liabilities are as follows:

	As of March 31, 2004 (Unit: Millions of yen)
Deferred tax assets	
Loss on devaluation of securities	¥ 17,185
Accrued pension and severance liabilities	14,454
Accrued bonus	4,624
Allowance for doubtful accounts	3,155
Accrued warranty claims	3,718
Loss on liquidation of affiliated companies	1,916
Loss on devaluation of inventories	838
Accrued business taxes	88
Other	9,037
Total	55,019
Deferred tax liabilities	
Net unrealized holding gains on investment securities	(6,520)
Advanced depreciation reserve	(467)
Total	(6,988)
Net deferred tax assets	¥ 48,031

2. A reconciliation of the statutory income tax rate in Japan to the Company's effective income tax rate is as follows:

	Fiscal 2004 (from April 1, 2003 to March 31, 2004)
Statutory income tax rate in Japan	41.8 %
(Reconciling items)	
Entertainment and other non-deductible expenses	0.7
Non-taxable dividends received	(0.6)
Inhabitant taxes per capita	0.1
Adjustment of past corporate income taxes	0.6
Special deduction on corporate income taxes	(12.0)
Effect of change in the statutory income tax rate in Japan	2.1
Other	2.5
Effective income tax rate	35.2 %

3. Due to an amendment to Local Tax Law, the statutory income tax rate used in the computation of deferred tax assets and liabilities is 40.5 %.

<Reference for FY2004 Consolidated Financial Results>

(MAY 14, 2004)

Fuji Heavy Industries Ltd.

(in 100 millions of yen) (in thousands of units)	RESULTS FY2003 Apr.2002 to Mar.2003	RESULTS FY2004 Apr.2003 to Mar.2004		FORECAST FY2005 Apr.2004 to Mar.2005	
Net Sales	13,723	14,394	4.9 %	14,700	2.1 %
Domestic	5,992	6,279	4.8 %	6,800	8.3 %
Overseas	7,730	8,115	5.0 %	7,900	-2.7 %
Margin Percentage	4.9%	3.5%		3.1%	
Operating income	675	503	-25.5 %	450	-10.6 %
Margin Percentage	4.3%	3.9%		3.2%	
Ordinary income	585	566	-3.3 %	470	-17.0 %
Margin Percentage	2.4%	2.7%		2.2%	
Net income	334	386	15.4 %	320	-17.2 %
Change of operating income by factors		**Gain factors** Reduction in costs 194 Increase in sales mix 77 Decrease in R&D expenses 26 **Loss factors** Increase of expenses and others 323 Foreign exchange 146		**Gain factors** Reduction in costs 152 Increase in sales mix 118 **Loss factors** Foreign exchange 288 Increase of expenses and others 25 Increase in R&D expenses 10	
Capital investment	646	745		820	
Depreciation and amortization	488	532		520	
R&D expenses	601	575		585	
Interest bearing debt	3,891	3,789		4,100	
Performance of operation		Net sales to increase Net income to increase		Net sales to increase Net income to decrease	
Domestic sales	246	246	0.0 %	298	21.2 %
Small Cars	103	111	8.2 %	115	3.1 %
Minicars	143	134	-5.9 %	183	36.2 %
Overseas sales	295	306	3.7 %	329	7.5 %
Total sales	540	551	2.0 %	626	13.6 %
SIA Isuzu SUVs		25	-	13	-47.7 %

<Reference for FY2004 Non-Consolidated Financial Results>

(MAY 14, 2004)
Fuji Heavy Industries Ltd.

(in 100 millions of yen) (in thousands of units)	RESULTS FY2003 Apr.2002 to Mar.2003	RESULTS FY2004 Apr.2003 to Mar.2004		FORECAST FY2005 Apr.2004 to Mar.2005	
Net Sales	9,122	9,369	2.7 %	9,850	5.1 %
Domestic	4,325	4,648	7.5 %	5,030	8.2 %
Overseas	4,796	4,720	-1.6 %	4,820	2.1 %
Margin Percentage	5.5%	3.2%		3.6%	
Operating income	501	301	-39.9 %	355	17.8 %
Margin Percentage	5.1%	3.0%		3.4%	
Ordinary income	464	284	-38.7 %	330	15.8 %
Margin Percentage	2.1%	2.0%		1.8%	
Net income	188	190	0.7 %	180	-5.3 %
Change of operating income by factors		**Gain factors** Reduction in costs 143 Decrease in R&D expenses 25 **Loss factors** Increase of expenses and others 147 Foreign exchange 139 Decrease in sales mix 83		**Gain factors** Increase in sales mix 189 Reduction in costs 120 Decrease of expenses and others 51 **Loss factors** Foreign exchange 302 Increase in R&D expenses 4	
Exchange rate YEN/US$	124	116		105	
Capital investment	346	327		320	
Depreciation and amortization	270	293		280	
R&D expenses	598	573		577	
Interest bearing debt	1,459	1,368		1,550	
Performance of operation		Net sales to increase Operating income to decrease		Net sales to increase Operating income to increase	
Domestic production volume	440	465	5.9 %	513	10.1 %
Domestic sales	252	262	4.0 %	302	15.3 %
Small Cars	104	119	13.7 %	113	-4.4 %
Minicars	148	144	-2.9 %	189	31.6 %
Export	196	201	2.5 %	214	6.5 %
Knock down parts	108	90	-16.2 %	121	34.0 %

<Reference for FY2004 Consolidated Financial Results>

(MAY 14, 2004)
Fuji Heavy Industries Ltd.

(in 100 millions of yen) (in thousands of units)	RESULTS FY2003 Apr.2002 to Mar.2003	RESULTS FY2004 Apr.2003 to Mar.2004		FORECAST FY2005 Apr.2004 to Mar.2005	
Net Sales	13,723	14,394	4.9 %	14,700	2.1 %
Domestic	5,992	6,279	4.8 %	6,800	8.3 %
Overseas	7,730	8,115	5.0 %	7,900	-2.7 %
Margin Percentage	4.9%	3.5%		3.1%	
Operating income	675	503	-25.5 %	450	-10.6 %
Margin Percentage	4.3%	3.9%		3.2%	
Ordinary income	585	566	-3.3 %	470	-17.0 %
Margin Percentage	2.4%	2.7%		2.2%	
Net income	334	386	15.4 %	320	-17.2 %
Change of operating income by factors		***Gain factors*** Reduction in costs 194 Increase in sales mix 77 Decrease in R&D expenses 26 **Loss factors** Increase of expenses and others 323 Foreign exchange 146		***Gain factors*** Reduction in costs 152 Increase in sales mix 118 **Loss factors** Foreign exchange 288 Increase of expenses and others 25 Increase in R&D expenses 10	
Capital investment	646	745		820	
Depreciation and amortization	488	532		520	
R&D expenses	601	575		585	
Interest bearing debt	3,891	3,789		4,100	
Performance of operation		Net sales to increase Net income to increase		Net sales to increase Net income to decrease	
Domestic sales	246	246	0.0 %	298	21.2 %
Small Cars	103	111	8.2 %	115	3.1 %
Minicars	143	134	-5.9 %	183	36.2 %
Overseas sales	295	306	3.7 %	329	7.5 %
Total sales	540	551	2.0 %	626	13.6 %
SIA Isuzu SUVs		25	-	13	-47.7 %

<Reference for FY2004 Non-Consolidated Financial Results>

(MAY 14, 2004)
Fuji Heavy Industries Ltd.

(in 100 millions of yen) *(in thousands of units)*	RESULTS FY2003 Apr.2002 to Mar.2003	RESULTS FY2004 Apr.2003 to Mar.2004		FORECAST FY2005 Apr.2004 to Mar.2005	
Net Sales	9,122	9,369	2.7 %	9,850	5.1 %
Domestic	4,325	4,648	7.5 %	5,030	8.2 %
Overseas	4,796	4,720	-1.6 %	4,820	2.1 %
Margin Percentage	5.5%	3.2%		3.6%	
Operating income	501	301	-39.9 %	355	17.8 %
Margin Percentage	5.1%	3.0%		3.4%	
Ordinary income	464	284	-38.7 %	330	15.8 %
Margin Percentage	2.1%	2.0%		1.8%	
Net income	188	190	0.7 %	180	-5.3 %
Change of operating income by factors		**Gain factors** *Reduction in costs* 143 Decrease in R&D expenses 25 ***Loss factors*** Increase of expenses and others 147 Foreign exchange 139 Decrease in sales mix 83		**Gain factors** *Increase in sales mix* 189 Reduction in costs 120 Decrease of expenses and others 51 ***Loss factors*** Foreign exchange 302 Increase in R&D expenses 4	
Exchange rate YEN/US$	124	116		105	
Capital investment	346	327		320	
Depreciation and amortization	270	293		280	
R&D expenses	598	573		577	
Interest bearing debt	1,459	1,368		1,550	
Performance of operation		Net sales to increase Operating income to decrease		Net sales to increase Operating income to increase	
Domestic production volume	440	465	5.9 %	513	10.1 %
Domestic sales	252	262	4.0 %	302	15.3 %
Small Cars	104	119	13.7 %	113	-4.4 %
Minicars	148	144	-2.9 %	189	31.6 %
Export	196	201	2.5 %	214	6.5 %
Knock down parts	108	90	-16.2 %	121	34.0 %





May 14, 2004

Conclusion of the Stock Exchange Agreement between
Fuji Heavy Industries Ltd. and Yusoki Kougyo K.K.

Following the announcement on March 31, 2004, Fuji Heavy Industries Ltd. (FHI) has concluded an agreement with Yusoki Kogyo K.K. (Yusoki) that Yusoki would become a wholly-owned subsidiary of FHI on the conditions of stock exchange.
Outline of these conditions is as follows:

1.Schedule

May 14, 2004 Conclusion of stock exchange agreement
June 29, 2004 Shareholders' meeting of Yusoki (Approval of stock exchange)
August 3, 2004 Execution of stock exchange

2.According to the Article No.358 (simplified stock exchange) of the Commercial Code, it is not required for FHI to hold shareholders' meeting for stock exchange approval.

3.Exchange ratio

	FHI (Parent company)	Yusoki (Wholly-owned subsidiary)
Exchange ratio	1	0.17

(Note) (1). Exchange Ratio

FHI will allocate 0.17 share to 1 share of Yusouki. However, FHI will not allocate anything for 6,836,630 shares of Yusouki that FHI holds as a parent company.

(2). FHI stock transfer

As FHI will allocate 1,387,772 treasury stocks for Yusoki shareholders, new share will not be issued for stock exchange. 4.Capital Increase

4.FHI will not increase that capital for the purpose of stock exchange.

5.Impact of this transaction

As FHI has already consolidated Yusouki as a subsidiary, there will be little impact on FHI's consolidated financial results.

May 18, 2004



Subaru to introduce next-generation diagnosis system
~Newly developed driving recorder device is equipped~

Fuji Heavy Industries Ltd. (FHI), a Japanese auto manufacturer known for Subaru, will equip its affiliated dealers in Japan and overseas with a next-generation diagnosis system called "Subaru Select Monitor III (SSMIII),"starting from August this year. The carmaker aims to improve dealers' diagnosis ability through quick and proper inspection of electronic control systems installed in vehicles, thereby providing Subaru car users with highly satisfying after-market services.

The SSMIII consists of a communications unit called "Subaru Diagnostic Interface (SDI)" [size: 134(W)×174(H)×52.5(D)mm] that communicates with an electronic control unit (ECU) installed in the vehicle and diagnosis software called "SSMIII Software," which will be installed in a commercially available personal computer. Using a commercially available personal computer enables diagnosis software applications, which have been supplied in a special cartridge for each vehicle model separately, to be supplied in a CD-ROM, making latest data available at lower prices and significantly improving the user-friendliness and indication functions of the system. In addition, the system is equipped with not only the existing diagnosis tester but also a newly developed driving data recorder that accurately diagnose the control status of the engine and automatic transmission by collecting inspection data during vehicle operation.

<Other new functions>

- The system can communicate at a speed up to ten times faster than that of conventional vehicle communications systems, enabling detection of phenomena in more detail than ever.
- Use of a personal computer enables long-time inspection data measurement and detailed inspection data analysis.
- The customize function memorizes favorite indication settings of each mechanic.
- The system harmonizes with the CAN Diagnosis Communications(*), which will be legislated in 2007.

In addition, the improvement of the diagnosis software enables system extensions that flexibly accommodate new technologies and market needs. FHI plans to equip the system with additional functions, such as simultaneous measurement and indication of analog measurement data and ECU data, and diagnosis with support guide that collaborates with the service manual. FHI also plans to provide new after-market services utilizing the information communications network, such as providing software updates via the Internet and enabling the carmaker to conduct detailed diagnosis of inspection data provided by dealers through Subaru's dedicated communications lines.

Currently, FHI's affiliated dealers have more than 5,000 units of the Subaru Select Monitor (SSM) handheld diagnosis tool, which was developed in 1997.

(*)CAN Diagnosis Communications:
The CAN communications technology is a data communication conforms to the Controller Area Network (ISO-compatible). It can communicate at a speed 50 times than that of the conventional vehicle communications technology, and exchange data among multiple electronic control units via one single communications line.



Environmental & Social Report

SUBARU



Toward a Society That Enables Sustainable Development

We are pleased to issue the fifth Fuji Heavy Industries (FHI) Environmental Report 2004. From this year, our report is titled "Environmental & Social Report," reflecting additional coverage of our social activities.

In recent years the concept of CSR (Corporate Social Responsibility) has been spreading, primarily among businesses in Europe and the United States. This concept has also been capturing the attention of Japanese corporations. Traditionally, corporations have been said to have two aspects: the pursuit of profit, which is the original purpose, and corporate citizenship. Corporations are expected to enhance accountability to society in relation to both aspects. We at FHI have been actively working toward fulfilling a variety of social responsibilities, including environmental conservation activities. Thus, we are taking this opportunity to release an outline of our activities in this area.

Every year, global environmental issues have been growing in diversity and significance. It has been said that environmental pollution, deforestation, global warming, and frequent occurrence of extreme weather are the adverse effects of corporate and human activities exceeding the tolerance levels of living organisms, the earth itself. Our common goal is the prosperity and sustainable development of mankind, but this goal is being threatened by the destruction of the global environment. Therefore, corporations that impose greater environmental impacts should clearly recognize their social responsibilities. Toward the creation of a society where sustainable development is possible, corporations must continuously do their utmost to minimize the impact of their activities on the earth.

Based on this concept, in May 2002 FHI released a new mid-term management plan titled "Fuji Dynamic Revolution (FDR-1)." One of the management goals expressed in the plan is to be "an intelligent company, friendly to the earth." The primary concept is "to offer our customers clean products produced in clean factories, delivered by clean logistics through clean dealers." We are tackling environmental activities by settling on a new voluntary plan for the environment, "FHI Environmental Conservation Program (Fiscal 2002–2006)". This is the third year of implementing the plan, and in the first two years, we achieved almost all the targets that we had established in the plan. However, we believe that we must step up our efforts to implement the program.

As a transportation manufacturer focusing on automobiles, FHI is responsible for improving fuel economy and lowering exhaust emissions of automobiles and general-purpose engines. Moreover, in our management goals, improving environmental performance through weight reduction technologies is valued just as highly as activities to improve safety performance and product quality, and activities to reduce cost. FHI also develops environmental businesses, such as wind turbine generator systems and building refuse disposal systems. We will provide original environmental products by using our exceptional technologies accumulated over 50 years. By establishing solid corporate bases, we will also contribute to the creation of a recycling-oriented society that will meet social demands.

We will continue to improve our environmental reports so as to provide you with information of higher quality and in higher quantity. Thank you very much for taking the time to read this report; we would very much appreciate your feedback.

K. Takenaka.

Kyoji Takenaka
President and CEO



Recognizing the Close Relationship between Environmental Problems and Business Activities

Environmental Problems and Business Activities

Mankind faces a wide range of global environmental problems, including global warming caused by energy consumption; waste and accompanying recycling problems derived from a society based on mass production, mass consumption, and mass disposal; and problems related to chemical substances. We acknowledge that these problems are linked to our business activities; in some cases directly and in other cases indirectly. We also believe that it is important to live in harmony with the community surrounding our plants as we continue our manufacturing activities.

Looking Back on Activities of Fiscal 2003

In the area of environmental management, the Head Office and the Tokyo Office, which is the development center of automotive power units, obtained ISO 14001 certification. We hosted the North American Environment Committee, which consists of five affiliated companies in North America (SIA, SOA, SCI, SRD, RMI).*[1] FHI group environmental activities proceeded further, as Subaru dealers joined our activities to promote environmental efforts.

In the area of products, we introduced a new model, Subaru Legacy, and a new minicar Subaru R2, to the market in May and December 2003, respectively. Through a total redesigning of the body structure and with use of new technologies, we achieved drastic weight reduction in both models. Subsequently, with the help of improved engine performance, we significantly boosted their environmental performance.

In the production stage, our introduction of energy conservation activities and cogeneration systems helped reduce the emissions of CO_2 by 13.7% from the fiscal 1990 level. Waste reduction activities showed sound progress. Thus, our environmental activities in the production stage were almost implemented according to plan.

Activities of Fiscal 2004

FHI has devised, released, and implemented a mid-term plan for global environmental conservation titled "FHI Environmental Conservation Program (Fiscal 2002–2006)." Since fiscal 2004 is an important year, at the halfway point to reach our ultimate goals, we will implement the program as originally planned.

In January 2005, the Law on Recycling End-of-Life Vehicles will finally be put into effect. We will focus our efforts on preparing for the law, as FHI Group and as an automotive manufacturer.

Last year, I visited each specialized committee and each company, in order to conduct hearings on their current activities, and found that there still remains some room for improvement. First of all, we must re-acknowledge that environmental problems are closely associated with business activities. Then, we have to make continuous efforts to attain cleanliness in all the stages in which we are involved, including development of products, production at factories, transportation of products, selling the products through dealers to customers, and recycling used products.

In view that corporations are expected to actively practice social responsibility for sustainable development, FHI has included a social report for the first time in this "Environmental & Social Report." We would appreciate your opinions and comments to help us improve future reports.

K. Arasawa

Koichi Arasawa
Executive Vice President
(Responsible for the environment)


SUBARU レガシィ(LEGACY/B4/OUTBACK)
2003 2004 日本カー・オブ・ザ・イヤー受賞

Subaru Legacy Named "Car of the Year Japan 2003–2004"


The New Category on the Earth.

The Subaru Legacy was chosen "Car of the Year Japan 2003–2004." The judges noted that "the new Subaru Legacy is the ultimate form of continued pursuit of enhancement to meet the demands of the new generation, while retaining Subaru's unique horizontally-opposed engine and creative technology of all-wheel drive (AWD). The new Subaru Legacy enjoys not only world-class sophistication as a Japanese car, but also highly balanced total performance as a medium-sized sedan." In addition, it was highly evaluated for its high-level and well-balanced achievement of

Corporate Overview

Name	Fuji Heavy Industries Ltd.
Established	July 15, 1953
Paid-in capital	¥153.7 billion (as of March 31, 2004)
Employees	(consolidated) 27,296 (as of March 31, 2004)
	(non-consolidated) 14,189 (as of March 31, 2004)
Head office	7-2 Nishi-shinjuku 1-chome, Shinjuku-ku, Tokyo 160-8316, Japan
Sales	(consolidated) ¥1439.4 billion (for the fiscal year ended March 31, 2004)
	(non-consolidated) ¥936.9 billion (for the fiscal year ended March 31, 2004)

Principal manufacturing locations and products

Gunma Manufacturing Division (Ohta City, Gunma, etc.)——Legacy, Impreza, Forester, R2, Pleo, Sambar

Utsunomiya Manufacturing Division (Utsunomiya City, Tochigi)——Aircraft, environmental equipment

Saitama Manufacturing Division (Kitamoto City, Saitama)——Robin-engines, engine electrical generators

Isesaki Plant (Isesaki City, Gunma)——Automobile repair parts, prefabricated mini-houses

Locations

Note: Locations of major plants of Fuji Heavy Industries Ltd. and affiliated companies mentioned in this report are shown below.

Japan


Gunma
Tochigi
Utsunomiya Manufacturing Division
Isesaki Plant
Gunma Manufacturing Division
Saitama
Saitama Manufacturing Division
Tokyo Office
Head Office
Aichi
Shizuoka
Handa Plant of Utsunomiya Manufacturing Division
☆ Plants and offices of Fuji Heavy Industries Ltd.
○ Affiliated companies

Company Name	Location	Business
① Fuji Robin Industries Ltd.	Numazu City, Shizuoka	Manufacture, service, and sales of agricultural/ forestry equipment, engines, fire pumps, etc.
② Yusoki Kogyo K.K.	Handa City, Aichi	Manufacture and sales of trailers, crane trucks, construction materials, automobile parts, etc.
③ Fuji Machinery Co., Ltd.	Maebashi City, Gunma	Manufacture and sales of automobile parts, industrial machinery, and agricultural transmissions
④ Ichitan Co., Ltd.	Ohta City, Gunma	Manufacture and sales of forged parts for automobiles and industrial machinery
⑤ Kiryu Industrial Co., Ltd.	Kiryu City, Gunma	Manufacture of Subaru specially equipped automobiles and logistics control of Subaru automobile parts
⑥ Subaru Physical Distribution Company	Oizumi-Town Ohra-gun, Gunma	Shipping and land freight of automobiles and their parts
⑦ Subaru K.D. Logistic Co., Ltd.	Ohta City, Gunma	Packaging and delivery of production machinery and parts for overseas

North America

Company Name	Location	Business
① SIA*1	Lafayette, Indiana	Production base of Subaru automobiles in the U.S.
② SOA*2	West Cherry Hill, New Jersey	Distribution base of Subaru automobiles in the U.S.
③ SCI*3	Mississauga, Ontario	Distribution base of Subaru automobiles in Canada
④ SRD*4	Ann Arbor, Michigan	Research and development base on automobiles in the U.S.
⑤ RMI*5	Hudson, Wisconsin	Production base of general-purpose engines in the U.S.

*1. SIA: Subaru of Indiana Automotive, Inc.
*2. SOA: Subaru of America, Inc.
*3. SCI: Subaru Canada, Inc.
*4. SRD: Subaru Research and Development, Inc.
*5. RMI: Robin Manufacturing U.S.A., Inc.




Canada
SCI
RMI
SRD
SOA
SIA
The United States

Economic Indicators

Trends in Sales and Current Profit (Consolidated)



Sales
Current profit
Overseas sales (breakdown by sales)
(Billions of yen)
(Billions of yen)
Sales
Current profit
1,330.1
1,311.8
1,362.4
1,372.3
1,439.4
643.6
623.6
731.2
773
811.5
87.0
71.5
78.2
58.5
56.6
1999
2000
2001
2002
2003

Note: Amounts less than ¥0.1 billion are omitted (Fiscal year)

Trends in Sales Volume (Consolidated)



Domestic
Overseas
(Thousand)
Sales volume
569
560
543
540
551
275
270
279
295
306
294
290
264
246
246
1999
2000
2001
2002
2003
(Fiscal year)

Trends in Sales and Current Profit (Non-Consolidated)



Sales
Current profit
Overseas sales (breakdown by sales)
(Billions of yen)
(Billions of yen)
Sales
Current profit
917.5
923.1
921.7
912.2
936.9
404.5
394.9
449
479.6
472
62.0
54.4
65.0
46.4
28.4
1999
2000
2001
2002
2003

Note: Amounts less than ¥0.1 billion are omitted (Fiscal year)

Net Sales Breakdown by Division (Non-Consolidated)



Eco Technologies Company
¥7.9 billion (0.8%)
Others
¥2.5 billion (0.3%)
Industrial Products Company
¥34.2 billion (3.7%)
Aerospace Company
¥56.8 billion (6.1%)
Fiscal 2003
¥936.9 billion
Automotive Business Unit
¥835.5 billion
(89.2%)

Note: Figures are rounded off to the nearest ¥0.1 billion

Trends in Paid-in Capital



(Billions of yen)
88.1
144.4
144.4
144.4
153.7

Trends in the Number of Employees (Non-Consolidated)



(Employees)
15,077
14,849
14,601
14,359
14,189
1999
2000
2001
2002
2003

Trends in Capital Investment and Test/Research Cost (Non-Consolidated)



Capital investment
Test/research cost
(Billions of yen)
41.6
39.6
26.0
46.1
42.8
54.5
34.6
59.8
32.7
57.3

Corporate Philosophy

The manufacturing principles of Fuji Heavy Industries Ltd. are built on the tradition of aircraft manufacture established by Nakajima Aircraft Co., Ltd., the predecessor of FHI. The DNA of our company consists of the pursuit of the best performance, the fundamental concept for designing aircraft, a concentrated and lean package to materialize it, and thorough implementation of safe operations under all environments. While maintaining an emphasis on these principles, we will strive to develop new values, and actively work on environmental problems and compliance issues so that FHI will be able to provide customers and other stakeholders with more satisfaction and reliance, and subsequently coexist in harmony with society.

1. We will strive to create advanced technology on an ongoing basis and provide consumers with distinctive products with the highest level of quality and customer satisfaction.
2. We will aim to continuously promote harmony between people, society, and the environment while contributing to the prosperity of society.
3. We will look to the future with a global perspective and aim to foster a vibrant, progressive company.

We Aim to Become What We Want to Be

We have been striving to move into our ideal picture of a company with appeal and presence and develop new values. To achieve the goals, FHI initiated a new five-year management plan, FDR-1 (Fuji Dynamic Revolution 1), in 2002. FDR-1 sums up its mid- and long-term vision in the phrase: "To be a global player with a premium brand." Innovation, individuality, and courage are our standards in developing special values in every phase from product development to production, sales and after-sales service, and we reflect them in our products and services. It is our dream and desire to establish a Subaru brand loved and supported by customers all around the world and become a model company where employees work with pride. With these in mind, we will carry our activities forward steadily and make the most of our premium values in every business area, including automobiles, as a company which continues to evolve for the future.

Corporate Code of Conduct

FHI set down a corporate code of conduct to comply with laws and regulations and to fulfill social responsibilities, based on our corporate philosophy. We will continue to strive to become a company trusted by all and contribute to making society more affluent by respecting individual employees and the corporate code of conduct and acting on the same sense of values.

1. We will develop and provide creative products and services while paying sufficient attention to the environment and safety.
2. We will respect human rights and the individuality of each individual.
3. We will promote harmony with society and contribute to its prosperity.
4. We will meet social norms and act honestly and fairly.
5. We will look to a global perspective and aim to be in harmony with international society.

I Environmental Report

Environmental Management

FHI started the Environmental Action Project in 1990 and has since worked actively to protect the environment. We released a new plan for conservation of the global environment, "FHI Environmental Conservation Program (Fiscal 2002–2006)" (New Voluntary Plan for the Environment) in May 2002. Under the program, we are tackling conservation of the environment with a united effort. Developing the activities to our domestic and overseas affiliated companies, we are trying to reduce environmental impacts as the FHI Group.

Environmental Policy

FHI believes that responding to the problems of the global environment is one of the important tasks of management. Based on its corporate philosophy, FHI has established an Environmental Policy, a policy for carrying out environmental conservation. Under this policy, FHI has established guidelines for specific actions as the Operating Criteria.

Environmental Policy

(Established in April 1998)

FHI recognizes the integral relationship between the environment and its business activities and strives to provide products that are friendly to the earth, society, and people. FHI is protecting the environment to ensure our future.

Operating Criteria for Environmental Conservation

1) FHI is committed to environmental conservation and gives consideration to environmental impact at every step of product development, design, manufacture, sales, service, and disposal.
2) FHI observes the relevant laws, regulations, and agreements with communities and industries, while also promoting voluntary activities in accordance with its own environmental objectives and targets as determined by the Company.
3) FHI recognizes the importance of continual improvement and efforts to prevent pollution and encourages every employee to act with self-awareness and responsibility.
4) FHI endeavors to raise environmental consciousness by providing educational opportunities for its employees according to their job status and job description.
5) FHI regularly performs audits and inspections to improve its environmental conservation activities.
6) FHI is committed to interacting within the community and engaging in joint activities to further environmental preservation.

Corporate Activities and Environmental Impacts

FHI is a transportation manufacturer focusing on automobiles. Automobiles, which are convenient and comfortable vehicles, are now indispensable for us living in a modern society. On the other hand, however, automobiles require limited global resources as materials and fuels. Consequently, they emit CO_2, which causes global warming, as well as carbon monoxide (CO), hydrocarbon (HC), and nitrogen oxides (NOx) that pollute the air. FHI believes that automobiles make life more pleasant and reflect an affluent society but understands that automobiles have both advantages and disadvantages.

FHI accepts the task of conserving both the global environment and the benefits of automobiles by considering the environmental impacts and reducing the environmental loads through the lifecycle of development, production, use, disposal, and recycling.

Overall Environmental Loads Concerning FHI

Materials manufacturers
Parts manufacturers
Materials and parts input

IN

Energy (p. 34)
Water (p. 33)
FHI — Development and design / Procurement / Production

Fuel
Logistics

Energy
Dealers — Sales / Service

Fuel
Customers — Use

Recycling of end-of-life vehicles
(Law on Recycling End-of-Life Vehicles)

OUT

CO_2 (p. 34)
NOx (p. 35)
SOx (p. 35)
Wastes (p. 32, 33)
Chemicals (p. 34)
Wastewater

CO_2
PM
NOx

CO_2
Wastes

CO_2
NOx
CO
HC

*The numbers in parentheses are reference pages in this report regarding usage or discharge.

New Voluntary Plan for the Environment

Under the new voluntary plan for the environment, "FHI Environmental Conservation Program (Fiscal 2002–2006)" (see p.19–20), we consider living with society and realizing sustainable development, while improving the environment, as ideal. Our goals are to offer clean products from clean factories using clean logistics through clean dealers to our customers, in order to contribute to society with our products and to make all the stages clean. Achievements of the items for which goals were set in fiscal 2003 are indicated in the table below.

Goals and Achievements in Fiscal 2003

Items	Goals	Achievements	Page in this report
(Clean factories) Green procurement activities	[Industrial Products Division] Establish an environmental management system at suppliers by March 2004	○	p. 36
(Clean products) Clean exhaust gas	[Automobile Division] Start launching ultra-low emission vehicles into the market in 2003	○	p. 24

Organization

FHI sets the Corporate Environment Committee as the core of its environmental conservation activities, which determines policies and plans, ascertains results and achievements, and is actively involved in a variety of activities to reduce environmental impacts. The Corporate Environment Committee is composed of six specialized committees, the Environment Committees for individual Companies, and the North American Environment Committee as follows. Specialized committees have the necessary subcommittees for promotion of practical activities. Subaru Automotive Business Unit and respective Companies have working groups under specialized committees for efficient activities to attain their goals. Members of the Corporate Environment Committee are chairpersons of the above specialized committees and representatives of all the offices including the Head Office.


Corporate Environment Committee
Chairman:
Executive Vice President
Koichi Arasawa
Deputy Chairman:
Senior Vice President
Yoji Ishimaru
Secretariat:
General Manager of Environmental Affairs Promotion Office
Engineering Environment Committee
Reduction of environmental impacts such as fuel economy and exhaust emissions of the products
Purchasing Environment Committee
Environmental consideration for procurement of parts and materials
Production Environment Committee
Reduction of environmental impacts in production activities
Environmental Risk Assessment Committee
Identifying and reducing environmental risks in the office facilities
Sales and Service/Logistics Environment Committee
Promotion of environmental conservation activities at dealers and the reduction of environmental impacts in the distribution of our products
Recycling Promotion Committee
Development of recycling technologies and use of recycled resources
Environment Committee for Individual Companies
Promotion of the activities by establishing the Production Environment Working Group, the Environmental Risk Assessment Working Group, the Engineering Environment Working Group, the Purchasing Environment Working Group, the Sales and Service/Logistics Environment Working Group, and the Recycling Promotion Working Group, according to the characteristics of the activities
North American Environment Committee
Composed of FHI-affiliated companies in North America; reduction of environmental impacts in all the processes of product development, procurement, manufacture, sales, service, logistics, and disposal (recycling)
Green Procurement Subcommittee
Green Purchasing Subcommittee
Zero Emissions Subcommittee
Global Warming Prevention Subcommittee
Pollution Prevention Subcommittee
Domestic Affiliated Company Subcommittee
Sales/Service Subcommittee
Logistics Subcommittee
Recycling Engineering Development Subcommittee
Renewable Resources Application Subcommittee
Market Subcommittee

Environmental Management System

FHI has acquired ISO 14001 certification in all of its main businesses.

Acquired ISO 14001 Certification

Business site		Certification date
Gunma Manufacturing Division	Main Plant	March 24, 1999
	Yajima Plant	
	Ohta North Plant	
	Oizumi Plant	
	Subaru Test & Development Center	
	Isesaki Plant	
Saitama Manufacturing Division		May 21, 1999
Utsunomiya Manufacturing Division (Aerospace Company, Eco Technologies Company)	Main Plant	July 2, 1999
	South Plant	
	South No. 2 Plant	
	Handa Plant	
Head Office		January 19, 2004
Tokyo Office		January 21, 2004

Certification in Fiscal 2003

The Head Office, with the automobile sales, management planning, personnel, and general affairs department, and the Tokyo Office, with the automobile research and development department for engine and transmission power units, acquired ISO 14001 certification in January 2004 after passing the main assessment in December 2003.

FHI-affiliated companies, Ichitan Co., Ltd., Subaru Physical Distribution Company, and Iwate Subaru, Inc., acquired ISO 14001 certification. In addition, Robin Manufacturing U.S.A. Inc. (RMI) also acquired certification.


Assessment at the Sales Support


Interview with Mr. Kudo, vice president

Environmental Audits

FHI implements environmental audits from different aspects to see whether our environmental conservation activities are appropriate. At each business site, we conduct third party auditing by the ISO 14001 assessment and registration organization, internal auditing, and environmental patrol by the involved division. As unified company-wide auditing, we have implemented an environmental risk assessment for facilities using original company risk assessment standards since fiscal 2001. In fiscal 2002, we organized the environmental performance assessment system to check the activities of each business site and specialized committee. Based on this system, the secretariat of the Head Office conducts hearings and the chairman of the Corporate Environment Committee audits the self-evaluated activities. Through these audits, we are upgrading our environmental activities in all the business processes, including product development, manufacture, sales, and disposal.

▷Environmental Auditing System


Business site EMS activity
System auditing
Facility auditing
Third party auditing by assessment registration organization
Environmental patrol
Internal environment auditing
Facility environmental assessment
Environmental risk assessment
Compliance auditing
Environmental performance
Environmental performance assessment system

▷Assessments by External ISO 14001 Assessment and Registration Organization

(※)	Type of assessment	Assessment date	Assessment
1)	Regular assessment	April 16-18, 2003	The EMS was evaluated as effectively operated and maintained, satisfying ISO standard requirements; although, there was a nonconformity, which did not influence the effectiveness of the EMS.
2)	Regular assessment	June 24-26, 2003	The EMS was evaluated as being operated and maintained satisfactorily with constant improvements according to ISO standard requirements; although, a minor nonconformity was identified.
3)	Certification assessment	December 16-19, 2003	There were nonconformities, which did not influence the effectiveness of the EMS. By taking corrective measures, the EMS was regarded as qualified for ISO 14001 certification.
4)	Certification assessment	December 17-19, 2003	There were no nonconformities. The EMS was regarded as qualified for ISO 14001 certification.
5)	Regular assessment Site expansion assessment	February 2-5, 2004	There were no nonconformities but two items required observation. The EMS was evaluated as being operated and maintained satisfactorily with constant improvements according to ISO standard requirements. The Isesaki Plant was allowed to be integrated into the certification given to the Gunma Manufacturing Division.

Environmental Risk Assessment for Prevention of Pollution

To minimize environmental risks and prevent pollution, the Environmental Risk Assessment Committee specifies the original environmental risk assessment approaches based on the concepts that "facilities break down" and "humans make operational errors." In accordance with the approaches, we identify factors that cause environmental accidents to improve the cases with great risk. We regarded 80 cases as needing improvement in fiscal 2001, 54 cases in fiscal 2002, and 64 in fiscal 2003. We have completed the improvements for about 80% of them.

▷Environmental Risk Assessments and Improvements

Fiscal year	Number of risk assessments	Number of cases to be improved	Number of cases improved
2001	325	80	80
2002	795	54	54
2003	371	64	25

▷Risk Reduction Process Using Environmental Risk Assessment


Determination of the environmental risk assessment plan
Implementation of the environmental risk assessment plan at business sites
Quantitative assessment of environmental risks
Facilities that earned fewer points than the internal standards
Ensuring management
Summary of corporate environmental risk assessment results
Report of environmental risks to management ⇨Approval of risk reduction measures
Implementation of risk reduction measures
Confirmation of environmental risk reduction effects

Improved Cases

○Prevention of Overflow from the Circulating Water Pit

Eco Technologies Company reflected the environmental risk assessment results in modifying the painting booth for refuse collection vehicles. We attached the upper level limit sensor to the circulating water pit for the prevention of overflow. We also arranged detecting tubes at the four corners of the pit to see whether the liquid spilled over from the underground pit.



Level sensor attached to prevent overflow of the circulating water pit (Eco Technologies Company)

○Prevention of Spillage from Relay Tanks

Liquid relay tanks in the plants and laboratories control the supply from the remote storage tanks by detecting their own levels. If the upper level of the tank has been mistakenly detected, a great quantity of liquid spills over. By using a risk assessment, we improved the relay tanks with a single upper limit detection mechanism for prevention of overspills.


Dike
Liquid sensor arranged

In the process where relay tanks for gasoline and oil are installed together, a level detector inside the relay tank dike stops the supply by transmitting signals. (Saitama Manufacturing Division)

○Check of Improved Cases Identified by Risk Assessment

Members of the Environmental Risk Assessment Committee check improvements of cases identified by a risk assessment. The photo below shows that Committee members are checking improvements of a case identified at the Saitama Manufacturing Division on April 22, 2004.



Checking improvements of a case identified by an environmental risk assessment (Saitama Manufacturing Division)

Environmental Performance Assessment System

The environmental performance assessment system was introduced in fiscal 2002 to check our environmental conservation activities company wide. The system reviewed in fiscal 2003 was composed of about 250 items. Each business site and specialized committee implements self-assessment on all applicable items to enhance autonomy in improvements. After a hearing by the secretariat of the Head Office, the chairman of the Corporate Environment Committee visits each business site to conduct a hearing (auditing) with the person responsible for the site on the self-assessment results. Thus, we unify our activities with verification of the achievements and identification of improvements. In fiscal 2003, the chairman conducted hearings at all nine divisions from March 25 through April 22, 2004.



The photo shows a hearing by the chairman at the Gunma Manufacturing Division. Mr. Arasawa, chairman of the Corporate Environment Committee and executive vice president (right center), and Mr. Kondo, chief general manager of the Gunma Manufacturing Division (at that time) (left front)

▷Environmental Performance Assessment Process

Preparation and explanation of environmental performance assessment sheets
▽
Self-assessment in each division according to its role
▽
Submitting self-assessment results (To environmental auditing staff at the Head Office)
▽
Hearing by the secretariat (By the environmental auditing staff division at the head office)
▽
Hearing by the chairman of the Corporate Environment Committee (Auditing)
▽
Reporting results to the Corporate Environment Committee | Issuing improvement instruction manuals
▽
Improvement activities

Upgrading of performance (Improvement activities → Self-assessment in each division according to its role)

Environmental Accounting

Concept and Calculation of Environmental Costs and Economic Effects

With reference to the guidelines of the Ministry of the Environment (Year 2000 and 2002 Reports), FHI formulated its own guidelines according to its environmental conservation activity organization, based on which the environmental costs and economic effects are calculated. (Those for the group companies are also calculated based on our guidelines. See p. 47)

Definition and Categorization of Environmental Costs

1) Costs for reducing the environmental impact	Costs for reducing the environmental impact during the production process	Cost / Time / Effect
2) Investment costs	Costs for obtaining environmental conservation effects which continue for several terms	Cost / Time / Effect
3) Other costs	Costs not belonging to the above categories	
Investments in environmental facilities	For reference (facilities are included in the depreciation cost (in the same manner as in the financial accounting))	

Environmental Cost Calculation Method

For related costs (depreciation costs, maintenance and management costs, etc.) of the facilities that are used both for environmental conservation and for other purposes, and for labor costs, either the aggregated balance or the pro rata aggregation is adopted. For example, the environmental cost of energy saving in a production facility is calculated as follows.

Environmental costs = K × (Depreciation costs, maintenance and management costs, and other costs of the facility)
where K, coefficient of environmental impact, is calculated as follows:
K = (Total amount of investment − Cost of investment without energy saving purpose) /(Total amount of investment)

Economic Effects Calculation Method

Referring to the guidelines by the Ministry of the Environment and partially incorporating original FHI concepts, FHI determines the calculation methods based on the effects of the cost reduction and others available by reducing environmental loads. Specifically, the effects are calculated for each cost category.

For example, the effect of reduced waste treatment costs (waste treatment costs reduced by controlling the waste and changing the treatment methods) and the effect of reduced energy costs are calculated for each cost category. As for the economic effects of facilities (depreciable assets), the effects are calculated for the depreciation period. As for the environmental improvement measures without facilities, the effects are the difference from the costs in the previous year (the difference between cases where the improvement measure was implemented and cases where it was not). For the time being, however, because of the difficulty in estimating clear-cut figures, the economic effects in those categories, such as contributions to value-added products and the effect of risk aversion (evaded responsibilities for compensation), are excluded.

▷Results of Aggregated Environmental Costs and Effects in Fiscal 2003 (Subject: FHI (not consolidated) Period: April 2003 through March 2004)

Environmental costs							Facilities investment (¥million)
Cost category in [ ] is based on the "Guidelines by the Ministry of the Environment"*1		Amount (¥million)			Main activities ☆: New measures in fiscal 2003	Detailed pages	
		Fiscal 2003	Fiscal 2002	Fiscal 2001			Fiscal 2003
Costs for reducing environmental impacts (Production stage)	Waste treatment and recycling Waste reduction [①-3]	701	948	907	Paint sludge recycling plant Maintenance of the recycling center ☆Introduction of the polish scum briquette system	32,33	45
	Energy conservation and CO_2 emissions reduction [①-2]	376	295	249	Cogeneration system Introducing gas into the air conditioner and boiler Introducing invertors or improving other production systems	34	336
	Reduction of CFC-alternative discharge [①-2]	6	8	11	Recovery of air conditioner refrigerants	35	0
	Pollution control such as wastewater and exhaust gas treatment [①-1]	1,034	893	817	☆Partial renewal of wastewater treatment and phosphorus measures ☆Additional installation of the painting-deodorizing furnace ☆Addition of the dike and oil-water separator tank	11,12 35,36	430
	Reduction of VOC discharge [①-1]	70	83	73	Facilities for collecting washing thinner	35	144
	Total costs to reduce environmental impacts	2,187	2,228	2,056			955
Investment costs	Education and ISO 14001 related matters [③]	476	465	486	Environmental education, training, and environmental improvement activities at the worksites ☆ISO 14001 certification acquired by the Head Office and the Tokyo Office	10,11 15	-
	Product research and development [④]	20,088	21,766	20,998	Improvement of fuel economy, cleaner emissions, and better recycling efficiency Research and development of wind power generation	21–31 37–40	1,973
	Total investment costs	20,563	22,232	21,484			1,973
Other costs	Measures for end-of-life products [②]	259	146	77	Collection of used market bumpers →recycling Measures to cope with the Law on Recycling End-of-Life Vehicles	38,42	-
	Social contribution and other environmental measures [③⑤⑥⑦]	2,034	1,504	1,760	Cost increase due to changes in materials Preparation of environmental reports and cleaning around plants Planting trees, measures for environmental discrepancies etc.	63	7
	Total other costs	2,292	1,650	1,838			7
Total cost		25,043	26,109	25,378			2,936

*1. Cost categories based on the Guidelines by the Ministry of Environment: ① Costs in the business area; ①-1 Pollution prevention cost;
①-2 Global environment conservation cost; ①-3 Resource circulation cost; ② Upstream and downstream cost; ③ Management activity cost;

Environmental Costs and Economic Effects in Fiscal 2003

Environmental costs were ¥25 billion, a reduction of ¥1.1 billion (4%) from the ¥26.1 billion of the previous year. This was because product environmental research and development costs decreased. Economic effects totaled ¥2 billion, an increase of ¥0.8 billion (67%) from the ¥1.2 billion of the preceding year. This was mainly because energy costs decreased and sales profits for valued materials increased. With fewer costs than the previous year, environmental performance (quantitative effects) improved remarkably. In addition, the Head Office and the Tokyo Office acquired ISO 14001 certification. In the Legacy and the R2, weight reduction was actualized and fuel economy was improved. The system to respond to the Law on Recycling End-of-Life Vehicles has been in progress.

Study of Environmental Management Indexes

Environmental efficiency of business activities, which is one of the environmental management indexes, was regarded as [sales ÷ environmental loads], and calculated with the environmental loads in the production process. The results are indicated in the following graph.


Sales
Waste generation
50
40
30
20
10
0
1.0
2.2
10.1
26.2
39.4
'99
'00
'01
'02
'03 Fiscal year


Sales
Total amount of materials generated
2.0
1.8
1.6
1.4
1.2
1.0
0.8
1.00
1.00
1.07
1.10
1.22
'99
'00
'01
'02
'03 Fiscal year
Sales
CO₂ discharge
1.00
1.00
1.08
1.11
1.19
Sales
PRTR discharge moved
1.00
1.34
1.44
1.53
1.76

Environmental efficiency has been steadily enhanced for waste generation, total waste generation, CO_2 discharges, and PRTR discharges moved. (The fiscal 1999 levels were regarded as benchmarks.)

We will further study additional environmental management indexes appropriate for reviewing management and environmental activities.

Economic effects

	Amount (¥million)		
	Fiscal 2003	Fiscal 2002	Fiscal 2001
Reduced costs through waste control and treatment method changes. Profit from the sales of valued materials obtained through recycling	1,263	675	499
Reduced energy costs	465	257	157
Reduced virgin material purchasing costs by reusing recovered air conditioner refrigerants	3	2	3
Reduced costs by replacing cleaning agents (chemical agents)	9	8	8
Reduced paint and solvent usage	282	264	273
Total savings from environmental impact reduction effects	2,022	1,205	939
-	-	-	-
(Total investment effects) N/A for the time being	0	0	0
Reduced virgin material purchasing costs by using recycled materials	22	20	21
Reduced costs by changing raw materials	0	0	16
Total other effects	22	20	37
	2,044	1,226	976

Environmental performance (quantitative effects)

Category	Unit	Fiscal 2003	Increase/ decrease from fiscal 2002	Fiscal 2002	Fiscal 2001
Amount of matter generated	ton	75,917	−6,408	82,325	85,536
Amount of waste generated	ton	182	−85	267	697
Amount of landfill	ton	6	−7	13	41
Energy consumption per production	KL/¥100 million	14.53	−0.65	15.18	15.55
CO_2 emissions	thousand tons	236	−10	247	256
Emissions of greenhouse gases other than CO_2	ton-CO_2	379	11	368	366
PRTR chemicals*2 Amount handled	ton	3,874	14	3,860	3,858
Amount released and transferred	ton	1,252	−151	1,403	1,503
VOC discharge (automobiles only)	g/m²	47.2	−2.3	49.5	51.7

Note: As figures are rounded, some totals are not precise.

*2 PRTR chemicals: Totaling the chemicals, of which annual amounts handled are one ton or more (0.5 tons or more for Specified Class I Designated chemicals).

◆Estimated market effects by improving fuel economy (Legacy)

- Reduced CO_2 emissions: 12,079 tons (annually)
- Customer economic effects: ¥563 million (annually)

Calculation: Σ [$(A/B_1 - A/B_2) \times C \times D$]

A: Annual mileage (calculated in 10,000 km based on the "Statistical Report on Motor Vehicle Transport" by the Ministry of Land, Infrastructure and Transport

B_1: Fuel economy of old model cars (10-15 mode, km/liter)

B_2: Fuel economy of new model cars (ditto)

C: Coefficient of gasoline CO_2 discharge (Customer economic effects are calculated with the gasoline unit price of ¥110/liter: National average premium unit price by the Oil Information Center)

D: Number of new model cars sold in fiscal 2003

Environmental Education

It is true that our business activities have some relationship with global warming, as well as the environmental problems of increasing waste, air pollution, and water contamination. It is important in product development and plant production activities to recognize and reduce such impacts on the environment. FHI provides a variety of environmental education: education and training based on the Environmental Management System (EMS), education for different levels of employees ranging from new recruits to those receiving promotions, and necessary specialized education. In addition, we utilize all opportunities to carry out instructive activities, including environmental campaign months and environmental lectures.

Adoption of E-Learning

The head office is composed of common divisions, the Automotive Business Unit, the Aerospace Company, the Eco Technologies Company, and many other divisions. Therefore, e-learning over the intranet was introduced because of the difficulty in providing lectures directly to employees. E-learning is a very convenient educational means: each employee can learn at his or her own convenience and check comprehension soon after learning with a check test. Through the e-learning system, all employees, including directors, participate in the lectures to understand environmental management.

Emergency Drills Based on EMS

At every worksite, we conduct a drill according to specific procedures so that we can take appropriate action to prevent or minimize the impact of an accident or emergency if it should happen.



Emergency drill in case heavy oil A should leak from a pipe (Gunma Manufacturing Division).
We are well prepared for an emergency by conducting drills for checking the flow direction and using sandbags.

Subaru Safety Environment Association (Suppliers)

At the Gunma Manufacturing Division, the Subaru Safety Environment Association was established for the improvement of environmental activities of its local suppliers. Through the conference, the Association exchanges information on environmental conservation such as energy saving, waste reduction, and pollution control. The association also supports environmental education to new recruits of the member companies (in April and June 2003).



Subaru Safety Environment Association (Education for new recruits of a member company)

Educational Activities through Lectures and Presentations

In November 2003 at the Head Office, FHI gave a lecture on environmental management to company executives, inviting Mr. Iwatsuki, senior managing director of Denso Corporation, as the lecturer. The Gunma Manufacturing Division invited Mr. Watanabe, general manager of the Global Environment Division of Denso Corporation, to give a presentation on his company's environmental conservation efforts in June, when an environmental campaign was implemented.



Environmental Case Study Presentation at the Utsunomiya Manufacturing Division



Message from Chief General Manager, Kondo (at that time) at the "Energy Conservation Case Study Presentation" at the G.M.D.

The Utsunomiya Manufacturing Division held environmental case study presentations twice a year (in August 2003 and February 2004 for fiscal 2003).

In March 2004, the Gunma Manufacturing Division conducted the "Energy Conservation Case Study Presentation" for the ninth time, where ten teams, including the engineering and indirect divisions, participated.

The Gunma Manufacturing Division installed signboards saying "Drive Safely/Stop Idling" for safe driving that is friendly to the environment at the main entrances and exits of the parking lot in each plant.



Signboard that says "Stop Idling" (Gunma Manufacturing Division)

Environmental Incidents

Environment-Related Complaints

In fiscal 2003, FHI received six complaints about noise. The Gunma Manufacturing Division received a complaint on noise from air conditioning work being conducted at its main plant for 24 hours. The Isesaki Plant received a complaint due to the sound of an alarm near the boundary to the premises. They were settled by improving the work and moving the alarm buzzer. Eco Technologies Company (Utsunomiya City) received complaints due to noise caused by the work to relocate the plant and due to the honking of horns by refuse collection vehicles during the inspection process. The two cases were settled by improving the work and changing the work procedure. In addition, we received five complaints about offensive odors. They were caused by exhaust air from the coating booth of the main plant of the Gunma Manufacturing Division and by paint odors from the Eco Technologies Company. We responded to all the cases by improving the exhaust position and installing deodorizing equipment. In addition, we changed the paints and improved the facilities.

Product Recalls

In fiscal 2003, there were no environment-related product recalls.

Environmental Communication

FHI has arranged contact channels to maintain communication with local residents and distributed environmental information in a variety of ways. FHI also introduced its approaches to environmental conservation on its Web site (http://www.fhi.co.jp).

In October 2003, the Utsunomiya Manufacturing Division organized an exchange meeting with twelve neighborhood community associations near the plant, where a plant tour was arranged and environmental measures were explained. In October, over 20 environmental advisors from the Gunma Prefectural Government visited the Gunma Manufacturing Division to study environmental measures at its plants. Also in fiscal 2003, we prepared environmental ads for journals and magazines. In July 2003, the Subaru Visitor Center was opened at the Yajima Plant of the Gunma Manufacturing Division. The center has a recycling lab to introduce the methods Subaru uses to tackle environmental issues. FHI participates in the Environmental Management Forum sponsored by Nikkei Business Publications.



Environmental advisors visiting the plant (Gunma Manufacturing Division)

Media to Transmit Environmental Information


English version
Japanese version
Digest version
2003 Environmental Report
2003 環境報告書
2003 環境報告書 ダイジェスト版

Environmental reports*1



Recycling Lab (the photo shows the exhibition of recycled bumpers) in the Subaru Visitor Center (Gunma Manufacturing Division)


SUBARU
LEGACY
IMPREZA
FORESTER
TRAVIQ
PLEO
R2
SAMBAR

Environmental information according to car models*1



Company brochure


秀峰
6 2003

"Shuho," the in-house newsletter


SUBARU
SUBARUの軽量化技術
ECO TECHNOLOGY

Environmental advertisement (for the new Subaru R2 minicar)



Environmental page in the product catalogue (Subaru R2)


スバルR2デビュー!!

International photo news (for elementary schoolchildren and junior high school students)

*1. You can access the environmental report and the environmental information according to car models on our Web site: http://www.fhi.co.jp/english/envi/top/index.html

Overall Achievements in Fiscal 2003 and Fiscal 2004 Plans

Environmental Management

Fiscal 2003		Fiscal 2004 goals
Goals	Achievements	
Establish environmental management system at the Head Office and the Tokyo Office	• The Head Office and the Tokyo Office acquired ISO 14001 certification • The Isesaki Plant was also approved as a site under the certification of ISO 14001 • The North American Environment Committee meeting was held	Further establish EMS
Further improve information in the 2003 Environmental Report (environmental achievements in fiscal 2002)	Partially mentioned the social report in the 2003 Environmental Report (environmental achievements in fiscal 2002)	Further improve information in the 2004 Environmental Report (environmental achievements in fiscal 2003)

Development Process and Products

Category	Fiscal 2003		Fiscal 2004 goals
	Goals	Achievements	
Fuel economy	• Continue fuel economy improvement for every full model change and annual model change • Satisfy fiscal 2010 fuel economy standards earlier in fiscal 2006	• Met fiscal 2010 fuel economy standards in three ranks out of five for passenger vehicles and in six ranks out of six for mini-sized trucks	Implement as planned
Exhaust emissions	• Start introducing "ultra low emission" vehicles with the 2000 standard emission gas reduced 75% or vehicles with the 2005 standard emission gas reduced 50% in 2003, and shift 80% of all passenger cars to either low emission vehicles by 2005	• Introduced low emission vehicles with the 2005 standard emission gas reduced 50% for some models of the new Legacy and R2	Implement as planned
Noise	Further reduce all noise levels of the car	Developed low-noise power units, drive lines, and other components in the annual improvement of all Subaru vehicles	Reduce all noise levels of the car for further reduction of environmental noise
Clean energy vehicles	• Hybrid vehicles: Introduce hybrid vehicles to the market by fiscal 2006 • Natural gas vehicles: Introduce the new Legacy B4 CNG to the market in spring 2004 • Fuel cell vehicles: Start developing next-generation FCVs	• Development of secondary batteries for hybrid and fuel cell vehicles: NEC Lamilion Energy, Ltd., a new company established jointly with NEC, went ahead with development of automotive manganese lithium-ion combination batteries, which are much thinner, lighter, and cheaper yet with higher performance than existing ones • Natural gas vehicles: Proceed with development of NGVs based on the new Legacy toward introduction to the market	• Hybrid vehicles: Proceed with development toward introduction to the market by fiscal 2006 • Development of secondary batteries for hybrid and fuel cell vehicles: Proceed with development as planned • Natural gas vehicles: Introduce NGVs based on the new Legacy to the market

Production Stage

Category	Fiscal 2003		Fiscal 2004 goals
	Goals	Achievements	
Waste reduction	• Control generation of waste • Promote activities for zero emission of landfill waste	• Amount of waste generated: Reduced generated waste by 32% from the previous year • Amount of landfill waste: The amount was six tons in fiscal 2003 but zero emission was realized in October and thereafter	Control generation of waste
Energy conservation	• Improve energy consumption per production by 1% or more than the fiscal 2002 level • Work to accomplish CO_2 discharge reduction goal (6% reduction compared to the fiscal 1990 level by fiscal 2006)	• Improved energy consumption per production by 4.3% from the previous year • Reduced CO_2 discharges by 13.7% compared with the fiscal 1990 level	• Work to accomplish energy consumption per production goal (28% reduction compared with the fiscal 1990 level by fiscal 2006) • Work to accomplish the CO_2 discharge reduction goal (6% reduction compared to the fiscal 1990 level by fiscal 2006)

Category	Fiscal 2003 Goals	Fiscal 2003 Achievements	Fiscal 2004 goals
Reduction of environmental impact substances (Automotive Business Unit)	Work to accomplish paint VOC reduction goal (45 g/m² or less by fiscal 2006)	Reduced generation of paint VOC (per unit area) to 47 g/m², a 57% reduction compared with the fiscal 1995 level	Work to accomplish paint VOC reduction goal (45 g/m² or less by fiscal 2006)
Green procurement	• Automotive Business Unit: Establish EMS at all suppliers by March 2004 by supporting suppliers presently with no such systems • Industrial Products Company: Establish EMS at all suppliers by March 2004 • Eco Technologies Company Start green procurement activities • Expand green procurement	• Automotive Business Unit: 92% of the suppliers established EMS • Industrial Products Company Established EMS at all suppliers by March 2004 • Aerospace Company: Organized the green procurement working group • Eco Technologies Company Started green procurement activities • Expanded the scope of green procurement in the Gunma region	• Automotive Business Unit: 95% or more of the suppliers establish EMS • Industrial Products Company: Continue activities • Aerospace Company: Promote establishment of EMS at suppliers • Eco Technologies Company: Promote establishment of EMS at suppliers • Try to expand green procurement : Develop commercialization of eco products in the Head Office area

Note: Reduction of CFC alternatives in the automobile production lines we have mentioned is excluded here, since its goal (a 90% or more reduction of discharges to the atmosphere per unit compared with the fiscal 1996 level by fiscal 2005) was achieved in fiscal 2001, and it is now maintained and controlled.

▷Recycling

Category	Fiscal 2003 Goals	Fiscal 2003 Achievements	Fiscal 2004 goals
Improvement of recycling efficiency	• Continue to develop technologies for easier dismantling and higher recycling efficiency • Promote further expansion of use in PP-grade integrated materials • Complete development of basic technologies on ELV (End-of-Life Vehicles) recycling and start studying their practical application	• Incorporated recycling design for easier dismantling and higher recycling efficiency in the new Legacy and R2 • Promoted establishment of a system to cope with the Law on Recycling End-of-Life Vehicles • Adopted more PP-grade integrated materials in expanded areas • Promoted study of practical application on recycling of ELVs , particularly airbag treatment, and glass and ASR recycling	• Continuously incorporate technologies developed for easier dismantling and higher recycling efficiency in new cars • Complete establishment of a system to cope with the Law on Recycling End-of-Life Vehicles to be enforced on January 1,2005 • Continuously promote study of practical application on ELV recycling
Recycling volume	Increase the number of used bumpers collected from the market	Collected about 37,700 used bumpers	Increase the number of used bumpers collected from the market
Reduction of environmental impact substances	• Promote technological development of lead substitutes and continue to study further reduction of usage • Continuously promote technological development of hexavalent chromium substitutes and their application	• Promoted action to cope with the EU directive on restriction of environmentally hazardous substances (Ban on the use of lead, mercury, cadmium, and hexavalent chromium, in principle, from July 2003)	• Promote replacement technologies for parts and environmentally hazardous substances newly subject to control in 2004 and thereafter by the EU directive • Promote measures for the voluntary action program under the "Environmentally Hazardous Substances Reduction Goals for New Model Cars" by the Japan Automobile Manufacturers Association
Sales and services	• Promote environmental activities by dealers	• Held the meeting of personnel in charge of promotion of environmental activities at all dealers • Iwate Subaru Inc. acquired ISO 14001 certification	• Cope with the Law on Recycling End-of-Life Vehicles without delay • Further promote environmental conservation activities by dealers

▷Logistics

Fiscal 2003 Goals	Fiscal 2003 Achievements	Fiscal 2004 goals
Promote logistics efficiency and control generation of waste • Further rationalize transportation of completed vehicles • Control generation of packing material waste	• (Transportation of completed vehicles) Increased the number of vehicles transported jointly with other companies • (Transportation of repair parts) Transportation to the Hokkaido region was shifted from ships to the railroad, while from the truck to the railroad to the Kyushu region	Further promote reduction of environmental impacts in logistics

FHI Environmental Conservation Program (Fiscal 2002 through Fiscal 2006)

	Items	Goals and actions
Clean factories	Promoting energy saving and curbing global warming	◆ Aim to reduce energy consumption per production by 28% compared to the fiscal 1990 level by fiscal 2006 ◆ Aim to reduce CO_2 emissions by 6% from production plants compared to the fiscal 1990 level by fiscal 2006
	Control and reduction of environmental pollutants at production plants	◆ Establish stricter standards than current voluntary standards for newly established and remodeled environmental facilities in order to reduce the burden on the air and water ◆ Reduce emissions of chemical substances listed in the pollutant release and transfer register (PRTR) in the environment ◆ Reduce Volatile Organic Compound (VOC) emissions in car production lines to the level below 45 g/m^2 on average by the end of fiscal 2006
	Reducing wastes generated at the production plants	◆ Aim at further advances in zero emissions and zero levels of landfill disposal both directly and indirectly ◆ Promote recycling of waste materials and using them as parts of products, as well as curbing their generation
	Saving water resources	◆ Reduce the amount of water used in the production plants
	Green procurement activities	◆ Request a research report from suppliers on the environmental pollutant content and establishment of an environmental management system. The following are the target dates for establishing the environmental management system: • Automobile division: 95% or more of the suppliers, including overseas ones, will establish a system by March 2005 • Industrial products division: by the end of March 2004 ◆ Promote green procurement activities in other divisions including the aerospace division ◆ Develop green procurement activities with overseas suppliers (automobile division) • Research starts in fiscal 2002 on the status of introducing the environmental management system and of the environmental pollutant content
Clean products	Improving fuel economy	[Automobiles] ◆ Continue to improve fuel economy for every full model change and annual model change ◆ Achieve fiscal 2010 fuel economy standards for all weight ranks by fiscal 2006 [Multipurpose engines] ◆ Aim to improve the average fuel economy of multipurpose engines by 15% (compared to the 1995 level) by 2005
	Clean exhaust gas	[Automobiles] ◆ Produce excellent low emission vehicles (E-LEV) or good low emission vehicles (G-LEV) for all models, except for a few, by autumn 2002 ◆ Start to put ultra low emission vehicles (U-LEV) into the market in 2003 and produce ultra low emission vehicles for more than 80% of passenger vehicles by 2005 [Multipurpose engines] ◆ Aim to reduce the average emissions of HC and NOx from multipurpose engines by 30% (compared to the 1995 levels) by 2005
	Developing products using clean energy	[Automobiles] ◆ Limited introduction of the Legacy B4 CNG to the market by autumn 2002 ◆ Introduce hybrid vehicles to the market by fiscal 2006 ◆ Develop fuel cell powered vehicles for the next generation [Multipurpose engines] ◆ Introduce multipurpose engines compliant with CNG and LPG fuel during fiscal 2002
	Improving recyclability	◆ Improve recyclable design for new models and contribute to a recycling rate of 95% in 2015 • Improve dismountability in the recycle market such as re-use • Use easy-to-recycle plastic materials more extensively

	Items	Goals and actions
Clean products	Reducing substances with environmental impacts	[Automobiles] ◆ Promote development of technologies, which substitute substances with environmental impacts, aiming at faster application to developing vehicles • Further reduce the amount of lead to less than 10% of that of 1996 after January 2006 • Stop using mercury after January 2005 except in the following parts: Liquid crystal displays, combination lamps, discharge head lamps, room fluorescent lighting • Stop using cadmium after January 2007 • Stop using hexavalent chromium after January 2008 [Multipurpose engines] ◆ Promote reducing the amount of environmental pollutants, such as lead and hexavalent chromium, for multipurpose engines
	Reducing exterior noise	◆ Promote developing technology to reduce noise that can realize both fuel economy improvement and exhaust emissions reduction
	Curbing global warming regarding air conditioning refrigerants	◆ Promote further reduction in the amount of refrigerant (HFC 134a) per vehicle
	Research on traffic environments	◆ Work further on Intelligent Transport Systems (ITS) that realize a safe and comfortable motorized society
Clean logistics	Reducing environmental impacts in logistics	◆ Improve logistics efficiency and work on reducing the amount of packing materials
Clean dealers	Promoting environmental conservation activities at dealers	◆ Support environmental conservation activities by dealers ◆ Promote recycling and proper disposal during the distribution and disposal stages • Collect and destroy specified chlorofluorocarbon (CFC12), collect CFC12's substitute (HFC134a), collect and dispose of airbags, and collect warning flares ◆ Continue to collect used bumpers ◆ Work to comply with the Law on Recycling End-of-Life Vehicles
Management extension	Implementing social actions	◆ Continue to participate in environmental events, communicate with local residents at plants, and deal with visitors to plants ◆ Continue to participate in cleaning and tree-planting activities in the area around each plant ◆ Offer support and cooperation to environmental activity groups
	Disclosing environment-related information	◆ Publish environmental reports consistently and release environmental information through publicity channels from time to time ◆ Improve the content of environmental reports (e.g., compliance with guidelines and reports including group businesses)
	Implementing environmental education and educational campaigns	◆ Implement environmental education incorporated into the company education system. Implement educational campaigns through company newsletters and various media ◆ Continue to implement lectures and in-company presentations of improvements
	Establishing an environmental management system	◆ Establish an environmental management system at business sites presently with no such systems and continuously improve the environmental management system at ISO 14001-acquired sites ◆ Implement internal environmental audits and environmental facility risk assessments ◆ Strengthen the liaison with related companies and establish consolidated environmental management system
Others	Promoting environment-related projects	◆ Promote environment-related businesses, such as wind power generation systems and environmental equipment and devices

Note: In green procurement activities of "clean factories," the content on establishment of the environmental management system in the automobile division was partially changed.

The new model Subaru Legacy was put on the market in May 2003, and the new Subaru R2 minicar was launched in December 2003. Subaru actualized both thorough weight reduction and excellent body rigidity by evolving the body structure and adopting new technologies. Their environmental performance was also improved with upgraded driving and safety performances.


New Legacy

Fuel Economy

When motor vehicles consume fuel, they emit carbon dioxide (CO_2) in proportion to the amount of fuel. Improving fuel economy can contribute to preventing global warming, which is caused by heat-trapping substances, including CO_2, as well as saving limited energy resources. Subaru promotes the development of technologies to improve fuel economy, including enhancement of efficiency with an improved engine, reduction of transmission loss in the driveline, reduction of vehicle weight, and reduction of running resistance, while taking advantage of such features as all-wheel drive (AWD) and high-powered engines. Subaru produces cars that meet the fiscal 2010 fuel economy standards, which is a fuel economy target for gasoline-powered vehicles, and launches them into the market one after another.

Improvement of the Engine

New Legacy

- The supercharging efficiency was enhanced by adopting the twin scroll single turbocharger, which uses exhaust energy more effectively.
- The intake and exhaust efficiency was improved by adopting plastic intake manifolds (for the turbo vehicle) and intake manifolds with ports arranged vertically (for the SOHC and DOHC vehicles) and equal length/constant pulsation independent exhaust manifolds, of which exhaust interference is small.
- The weight of the engine was reduced.


Twin scroll single turbocharger

R2: New Mini-Sized Passenger Car

- Intake and exhaust efficiency, as well as combustion efficiency, were enhanced by using the newly designed tumble straight port cylinder head and plastic long-port intake manifolds with equal length for the DOHC 16-valve engine.
- Intake efficiency was improved by adopting the intake AVCS (active valve control system: variable valve timing) for the DOHC 16-valve engine.

Enhanced Efficiency of the Drive Line

New Legacy

- With the turbo-charged vehicle, fuel economy was improved by the application of the 5AT (increased steps) transmission, which utilizes low engine speed, as well as by securing the optimum driving force.
- Application of the new ATF (automatic transmission fluid) warmer, which warms ATF quicker, allowed reduction of cold oil agitation resistance and early execution of torque converter lock-up control, resulting in improved practical fuel economy.
- Friction was reduced by optimizing the bearing and applying surface treatment to the gear.
- The Info-ECO*1 mode was adopted for all AT vehicles and turbo engine MT vehicles.

ATF Warmer System Diagram


Flow of the cooling water
Flow of ATF
Engine
Transmission
ATF warmer
Radiator
ATF filter
Heater

R2: New Mini-Sized Passenger Car

- Shift characteristics were optimized according to the vehicle. For the DOHC-NA engine, the ECO mode was adopted to select fewer revolutions.
- The optimum tuning was actualized in accordance with the engine torque features by altering the torque converter fluid characteristics.

CVT Shift Characteristics of the R2


Available in greater engine speeds to upgrade usability in ECO mode
R2 normal mode
Engine speed
Engine speed range in which CVT is available with the Pleo
R2 ECO mode
Shiftable under lower engine speeds to improve fuel economy
Vehicle speed

*1. Info-ECO mode: Fuel economy was improved by optimizing the engine control, shift change control and lock-up control for the AT, and controlling the turbo-charging pressure. When the car is running with good fuel economy, the information lamp comes on to indicate it.

Weight Reduction

For the new Legacy and the new R2 minicar, drastic weight reduction was implemented in order to upgrade fuel economy, driving, and safety performance, while improving body rigidity and driving quality simultaneously. The improved New Ring-Shaped Reinforcement Frames with reinforced subframes around pillars allowed higher body rigidity and improved collision safety performance. At the same time, weight was drastically reduced by adopting lightweight materials.

□ New Legacy

A 130 kg increase for the new Legacy was forecasted considering future driving environments that require further collision safety measures, reinforced braking, enhancement of suspension rigidity, upgrading of power, renewal of the exhaust system, enhancement of aerodynamic performance, and comfort equipment. In order to reduce vehicle weight under such conditions, optimum weight reduction technologies were applied to use proper materials for the proper places, based on the concept of mass development.*1

◆Body/Chassis

Reviewing the body structure thoroughly, we adopted new technologies and manufacturing methods, utilized such new materials as ultra high tensile steel panels, applied more laser welding, and rationalized the structure, which made up a 230 kg weight reduction for the GT wagon. In total, Subaru realized a 100 kg weight reduction for the GT wagon (see the chart below, the Major Components for the New Legacy Weight Increase and Decrease). This was not a mere weight reduction but rationalization of the structure with increased rigidity in the suspension and body and upgraded braking.

▷Weight Reduction in the New Legacy (Comparison on material usage and elements)

HSS high tensile steel panels 36.4%
Material percentages
Mild Steel 46%
tailored blanks 12.8%
4.8%

◆Engine

The turbo system was reviewed. The turbocharger was improved by adopting the twin scroll style and the titanium alloy turbine. For the turbo system, 15 kg were reduced through a shift to the single turbocharger from the sequential turbocharger, which had been adopted for the previous Legacy. Also for the turbo engine, 24 kg was eliminated by paring down the aluminum parts and using plastic materials.



◆Transmission

The drastic weight increase was expected to be caused by changing from the existing four-speed automatic transmission to the five-speed automatic transmission. Since the automatic transmission had the restriction that the stress applied on the part must be within the fatigue limit of the material, it was difficult to remarkably reduce weight from one part. Therefore, we reviewed the design of each part to replace materials step by step, and then to pare and hollow parts in about 400 spots. Consequently, the weight of transmission was increased by only 11.9 kg, which was less than half of the increase we had expected.

▷Major Components for the New Legacy Weight Increase and Decrease


Weight (kg)
-120
-100
-80
-60
-40
-20
0
20
-3.5
Other oil and grease
Transmission
+11.9
-23.5
Engine
Interior
-36.0
-2.9
Chassis
-49.2
Body
-103.2
Total
Comparison between old GT-B E-tune II and new 2.0GT

□ New R2 Mini-Sized Passenger Car

Under the concept that "Aim for secure safety because of a small car," Subaru tackled weight reduction, achieving both swift running and good fuel economy. Consequently, the vehicle weight was reduced by 70 kg, which is 9% of the total vehicle weight (see the chart below, Major Components for the New Mini-Sized Passenger Car R2 Weight Increase and Decrease) while upgrading collision safety performance.

◆Body

High tensile steel panels were used for 33% of the body. The plate thickness was reduced by adopting the curved surface body panel form, while applying more efficient collision safety structure such as the one-motion form, to eliminate inflection points.


Subaru R2

▷Major Components for the New Mini-Sized Passenger Car R2 Weight Increase and Decrease


Weight (kg)
-80
-60
-40
-20
0
20
Other oil and grease
Transmission
-20
Engine
-10
Interior
-10
Chassis
-30
Body
-70
Total
Comparison between R2 R (2WD, i-CVT) and PLEO LS (2WD, i-CVT)

◆Chassis

Metal sheets were used for the exhaust system, and weight was reduced in the tires and the wheels.

◆Interior

The seat structure was redesigned, and the heater and evaporator were integrated.

◆Engine

The cast iron cylinder block was pared down, intake system parts were integrated, and auxiliary equipment was installed directly.

*1. Mass development: Cross-sectional activity by the cross-functional team to reduce vehicle weight.

Trends in Average Fuel Economy by Equivalent Inertia Weight

In an effort to meet the fiscal 2010 fuel economy standards, we achieved the target in three ranks out of the five ranks of equivalent inertia weight for gasoline passenger cars. In gasoline mini-sized trucks, we succeeded in attaining the target *in all the applicable ranks of the equivalent inertia weight.*

Trends in Average Fuel Economy by Equivalent Inertia Weight (Gasoline Passenger Cars)



(km/l)
Achieved targets are marked with ◎. Achieved values in fiscal 2003 are in parentheses.
24
22
20
18
16
14
12
10
8
6
10-15 mode fuel economy
750 kg
875 kg
1000 kg
1250 kg
1500 kg
1750 kg
(22.77)
(18.57)
(15.28)
(12.63)
(11.07)
21.2
18.8
17.9
16.0
13.0
10.5
'96
'97
'98
'99
'00
'01
'02
'03
Fuel economy standard values

Trends in Average Fuel Economy by Equivalent Inertia Weight (Gasoline Mini-Sized MT Trucks)



(km/l)
Achieved targets are marked with ◉. Achieved values in fiscal 2003 are in parentheses.
22
20
18
16
14
10-15 mode fuel economy
875 kg structure A
750 kg structure A
875 kg structure B
750 kg structure B
1000 kg
(22.00)
(17.02)
(16.87)
20.2
18.0
17.0
16.7
15.5
'96
'97
'98
'99
'00
'01
'02
'03
Fuel economy standard values

Trends in Average Fuel Economy by Equivalent Inertia Weight (Gasoline Mini-Sized AT Trucks)



(km/l)
Achieved targets are marked with ◉. Achieved values in fiscal 2003 are in parentheses.
22
20
18
16
14
10-15 mode fuel economy
875 kg structure A
750 kg structure A
875 kg structure B
1000 kg
(21.50)
(15.86)
(15.72)
18.9
16.5
15.5
14.9
'96
'97
'98
'99
'00
'01
'02
'03
Fuel economy standard values

Trends in Attainment Rates for Fiscal 2010 Fuel Economy Standards

Trends in Attainment Rates for Fiscal 2010 Fuel Economy Standards (Gasoline Passenger Cars)



(%)
100
80
60
40
20
0
Vehicle ratio
7
32
46
62
70
73
'98
'99
'00
'01
'02
'03
Fiscal year

Trends in Attainment Rates for Fiscal 2010 Fuel Economy Standards (Gasoline Mini-Sized Trucks)



(%)
100
80
60
40
20
0
Vehicle ratio
11
32
47
85
99
100
'98
'99
'00
'01
'02
'03
Fiscal year

Fuel Economy of the New Legacy (AWD-AT IW = 1500 kg)



(km/l)
Old Legacy
New Legacy
15
14
13
12
11
10
10-15 mode fuel economy
13.0
14.0
12.2
13.0
11.2
13.0
11.8
13.0
11.0
11.6
SOHC 2.0L
DOHC 2.0L
Turbo 2.0L
NA 2.5L
NA 3.0L

Trends in Fuel Economy of the Legacy Turbo AT



(km/l)
14
13
12
11
10
9
8
10-15 mode fuel economy
1993
9.4 km/l
1996
10.2 km/l
1998
10.6 km/l
2000
11.2 km/l
2003
13.0 km/l
'94
'96
'98
'00
'02
Fiscal year

Exhaust Emissions

Substances emitted from automobiles, such as carbon monoxide (CO), hydrocarbon (HC), and nitrogen oxides (NOx), are one of the causes of air pollution in metropolitan areas where there is heavy motor traffic. In order to improve air quality, Subaru is launching low emission vehicles that meet higher standards than the regulation standards in the market one after another (certified by the Ministry of Land, Infrastructure and Transport)

Application Status of Low Emission Vehicles

The 2.0L SOHC engine vehicle has reached the "ultra low emission" level for the first time at Subaru by reviewing the catalyst layout in the new Legacy that has received a full model change in fiscal 2003. The "ultra low emission" level is 75% more stringent than the 2000 emissions standard. Additional models, the 2.5L SOHC vehicle and the 3.0L DOHC vehicle, also meet the "ultra low emission" level. The vehicles with other engines also meet the "good low emission" level, which is 25% more stringent than the 2000 standard.

The new R2 minicars that are powered by naturally aspirated engines, also satisfy the "ultra low emission" level, which is 75% more stringent than the 2000 emissions standard, while the vehicle with a supercharger meets the "excellent low emission " level, which is 50% more stringent than the 2000 emissions standard.

The new Legacy, powered by the 2.0L SOHC engine (B4, Touring Wagon) and the 3.0L DOHC engine(Touring Wagon, Outback), and the R2, powered by the naturally aspirated engine, also meet the "U-LEV" level, that is 50% more stringent than the 2005 emissions standard.

Exhaust Gas Measures for the New Legacy

- Optimized combustion chamber form with the fully improved cylinder head
- Upgraded air-fuel ratio control performance by adopting the electronically controlled throttle valve
- Adoption of the HC adsorbent catalyst (turbo and SOHC vehicles)

Exhaust Gas Measures for the New R2 Minicar

- Optimized combustion chamber form with the fully improved cylinder head and control of uneven combustion among the cylinders
- Optimized combustion by adopting the Active Valve Control System (AVCS)
- Upgraded air-fuel ratio control performance by adopting the electronically controlled throttle valve
- Upgraded after treatment capability due to pared down walls and increased cells in the catalytic honeycomb
- Improved air-fuel ratio control performance by adding the O_2 sensor to the downstream of the catalyst (adoption of the double O_2 sensor system)

Trends in Percentages of Low Emission Vehicles

The low emission vehicles certification system started in April 2000. The percentages of the Subaru brand low emission vehicles are as follows.

▷Trends in Percentages of Low Emission Vehicles on Gasoline Passenger Cars



50% reduction of 2005 standard emission and 75% reduction of 2000 standard emission
50% reduction of 2000 standard emission
25% reduction of 2000 standard emission
(%)
100
80
60
40
20
0
Percentage of Low Emission Vehicles
40
87
95
98
'00
'01
'02
'03
Fiscal year

▷Trends in Percentages of Low Emission Vehicles on Mini-Sized Gasoline Trucks



(%)
50% reduction of 2000 standard emission
100
80
60
40
20
0
Percentage of Low Emission Vehicles
0
26
98
100
'00
'01
'02
'03
Fiscal year

Trends in NOx Averages

By putting more low emission vehicles into the market, Subaru has been able to reduce the average amount of NOx emitted by Subaru vehicles every year, as shown in the chart below.

▷Trends in Average NOx Emissions of Subaru Vehicles



(g/km)
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0
Average NOx
0.32
0.33
0.28
0.19
0.16
0.11
0.06
0.05
'96
'97
'98
'99
'00
'01
'02
'03
Fiscal year

Notes: · The figures were calculated based on the regulation values and the standard values at the time of shipment.
· From fiscal 2003, some of the models were calculated with the regulation values to conform to the new test mode. The new test mode is a combined mode in which the 10-15 mode and 11 mode are combined.

Noise

Subaru has been working to reduce the noise generated from the engine, transmission, air intake and exhaust, and tires in order to reduce the noise induced by a vehicle. In addition, Subaru reduces the noise induced by the rear differential of AWD vehicles. In fiscal year 2003, Subaru adopted the equal length/constant pulsation independent exhaust system and the twin muffler for the new Legacy to reduce noise further. Also in other models, Subaru is aspiring to reduce noise by increasing the capacity of the exhaust system and by promoting adoption of large undercovers.

Trends in Acceleration Noise (Domestic/Passenger cars)



Fiscal 2003
Fiscal 1995
Voluntary agreed noise level standard
(75 dB(A) or less)
*1 Number of models by noise levels
50
40
30
20
10
0
3
2
8
22
2
71
72
73
74
75
76
77
Noise level (dB(A))

*1. Number of models by noise levels: Vehicles are sorted out by noise levels because the same model can be in a different noise levels depending on the engine power and transmission type.

Main Items for Noise Reduction



Installation of hood insulator
Air-intake noise reduction
○Increased volume of air cleaner
○Increased rigidity of air-cleaner case
○Increased rigidity of air-intake chamber
○Installation of resonator
Engine noise reduction
○Increased rigidity of cylinder block
○Increased rigidity of oil pan
○Modification of engine accessories
Installation of large engine undercover with sound absorption materials
Transmission noise reduction
○Increased rigidity of case
○Improved accuracy of gear meshing
Installation of toe board insulator
Rear differential noise reduction
○Improved accuracy of gear meshing
Tire noise reduction
Exhaust noise reduction
○Equal length/constant pulsation independent exhaust system
○Larger sized sub-muffler
○Damped heat shield cover
Exhaust noise reduction
○Twin muffler
○Increased capacity of muffler
○Optimized internal structure of muffler



Equal length/constant pulsation independent exhaust manifolds

LCA Activities

In April 2002, Subaru established the LCA Utilization Investigative Commission to study LCA. In fiscal year 2003, we started using LCA on a trial basis, through the arrangement of data and application of LCA case study on parts in the development stage. Subaru has developed LCA simplified calculation software for easy LCA application to parts level development in order to utilize the LCA concept for the development process.

An example of the LCA concept is to evaluate and verify the effects of material changes for weight reduction and the effects on fuel economy in practical use for the total lifecycle by applying simple estimates in parts levels, such as body panels and interior products.

We will continue to scrutinize and accumulate in-house data in order to expand the LCA application.

Data Input Sheet

LCA簡易計算データ入力シート

対象部品名入力

全てクリアする

I. 製造段階入力

1. 現行・変更部品の選択

2. 素材の選択

素材1 / 素材2 / 素材3 / 素材4 / 素材5

3. 部品重量入力 (各素材ごと) kg

4. 部品製造の主な工程選択 工程1 工程2 工程3

5. 内外製選択

II. 使用段階入力

1. 燃費値入力 国内10-15モード km/L

2. 排ガスレベル選択 国内10-15モード

3. 車両重量入力 kg

4. E/G、T/M仕様選択

E/G仕様 T/M仕様

Concept of Using LCA in the Development Phase

Parts level

Data collection (in the company and from parts manufacturers)

▽

Simplified calculation for current parts

▽

Understanding the present condition

▽

Simplified calculation for parts under development

▽

Evaluation and verification

▽

Improvement

▽

Verification of the entire vehicle

Clean Energy Vehicles

Clean energy vehicles emit less global warming substances (carbon dioxide) and air pollutants (carbon monoxides, hydrocarbons, nitrogen oxides, etc.) and are less harmful to the environment than the gasoline vehicles. However, there are technical problems related to cost and driving distances. Subaru has been developing clean energy vehicles that have the gasoline vehicle-level performance and utility.

Development of Secondary Batteries (Chargeable Batteries) for Hybrid Vehicles and Fuel Cell Electric Vehicles

In May 2002, FHI established NEC Lamilion Energy, Ltd., jointly with NEC Corp. as a planning and development company for automotive manganese lithium-ion battery packs. By utilizing NEC's laminated manganese lithium-ion battery cell technology and FHI's automotive battery pack technology, the new company will develop secondary batteries for hybrid vehicles, electric vehicles and fuel cell electric vehicles, which are much thinner, lighter, and cheaper yet exhibit higher performance than existing ones. The company is aspiring to develop secondary batteries that will be accepted as an international de facto standard.

Natural Gas Vehicles

The Legacy B4 CNG has been limitedly introduced to the market since fall 2002. Ten vehicles were delivered to local governments and gas companies in fiscal 2002, and two vehicles at the beginning of fiscal 2003 for the purposes of data collection and practical evaluation through actual use. In addition, the car was exhibited at 14 sites, including low-pollution vehicle fairs (see Social Contributions), so that people could actually view and drive the CNG. The NGV, which is based on the new Legacy launched in spring 2003, has been on sale since May 2004.



Legacy B4 2.0 CNG



In August 2003, we provided the Legacy B4 CNG for the Saitama Energy Association Network, an organization of filling stations in Saitama Prefecture, to cooperate for the "Project of Running Across Japan by NGV" organized by the association (a part of the program to investigate and actualize sophisticated management of oil dealers in 2003 supported by the Agency for Natural Resources and Energy).

Joint Development of Energy-Saving Engines by Industry, Academia, and Government

For cleaner, energy-saving power sources for the future, national-scale cross-sectoral development is required among the industry, academia, and government, besides research and development at each company. Subaru has been involved in the "Energy Use Rationalizing Technology Strategic Development Project" by the New Energy and Industrial Technology Development Organization of Japan (NEDO) since 2003. Jointly with Chiba University and Nihon University under consignment from NEDO, Subaru is conducting basic research on new gasoline engines that emit fewer pollutants with higher efficiency parity with diesel engines. We will contribute to conservation of future energy in Japan by developing gasoline engines of super high compression ratios, which has been thought to be difficult, by the industry, academia, and government through NEDO.

▷Research System and Responsibility


New Energy and Industrial Technology Development Organization of Japan (NEDO)
Operating agreement
Operating agreement
FHI
Project supervision and engine prototype evaluation
Operating agreement
Nihon University
Development of igniters
Chiba University
Numerical analysis and basic experiment analysis

Reference Fiscal 2010 Fuel Economy Standards (10-15 Mode)

▷Gasoline Passenger Cars

Equivalent inertia weight (kg)		—750	875	1000	1250	1500	1750	2000	2250	2500—
Vehicle weight (kg)	Lower limit	|	703	828	1016	1266	1516	1766	2016	2266
	Upper limit	702	827	1015	1265	1515	1765	2015	2265	|
Fiscal 2010 fuel economy standards (km/l)		21.2	18.8	17.9	16.0	13.0	10.5	8.9	7.8	6.4

▷Gasoline Mini-Sized Trucks

Equivalent inertia weight (kg)		—750		875		1000—
Vehicle weight (kg)	Lower limit	|		703		828
	Upper limit	702		827		|
Vehicle structure (Note)		Structure A	Structure B	Structure A	Structure B	—
Fiscal 2010 fuel economy standards (km/l)	AT	18.9	16.2	16.5	15.5	14.9
	MT	20.2	17.0	18.0	16.7	15.5

Note: Structure A : ① $\frac{\text{Maximum load capacity}}{\text{Gross vehicle weight}} \leq 0.3$

② FWD (front-wheel drive) vehicles or FWD-based 4WD vehicles (excluding trucks); Pleo vans

Structure B: Vehicles other than Structure A; Sambar vans and trucks

Reference Exhaust Emission Regulation Values, Low Emission Vehicle Authorization Standard by the Ministry of Land, Infrastructure and Transport

▷New Short-Term Regulations for Gasoline and LPG Passenger Cars

	10-15 mode (g/km)			11 mode (g/test)			Remarks
	CO	HC	NOx	CO	HC	NOx	
2000 exhaust emission regulations	0.67	0.08	0.08	19.0	2.20	1.40	
2000 standard emission 25% reduction level	0.67	0.06	0.06	19.0	1.65	1.05	Good low emission vehicle
2000 standard emission 50% reduction level	0.67	0.04	0.04	19.0	1.10	0.70	Excellent low emission vehicle
2000 standard emission 75% reduction level	0.67	0.02	0.02	19.0	0.55	0.35	Ultra low emission vehicle

▷New Long-Term Regulations for Gasoline and LPG Passenger Cars

	Combined mode (g/km)				Remarks
	CO	NMHC	NOx	Combination	
2005 exhaust emission regulations	1.15	0.05	0.05	10-15 mode & 11 mode	
2005 standard emission 50% reduction level	1.15	0.025	0.025	10-15 mode & 11 mode	U-LEV
2005 standard emission 75% reduction level	1.15	0.013	0.013	10-15 mode & 11 mode	SU-LEV

▷New Short-Term Regulations for Gasoline and LPG Mini-Sized Trucks

	10-15 mode (g/km)			11 mode (g/test)			Remarks
	CO	HC	NOx	CO	HC	NOx	
2002 exhaust emission regulations	3.30	0.13	0.13	38.0	3.50	2.20	
2000 standard emission 25% reduction level	3.30	0.10	0.10	38.0	2.63	1.65	Good low emission vehicle
2000 standard emission 50% reduction level	3.30	0.07	0.07	38.0	1.75	1.10	Excellent low emission vehicle
2000 standard emission 75% reduction level	3.30	0.03	0.03	38.0	0.88	0.55	Ultra low emission vehicle

▷New Long-Term Regulations for Gasoline and LPG Mini-Sized Trucks

	Combined mode (g/km)				Remarks
	CO	NMHC	NOx	Combination	
2007 exhaust emission regulations	4.02	0.05	0.05	10-15 mode & 11 mode	
2005 standard emission 50% reduction level	4.02	0.025	0.025	10-15 mode & 11 mode	U-LEV
2005 standard emission 75% reduction level	4.02	0.013	0.013	10-15 mode & 11 mode	SU-LEV

Development Phase/Products —Aerospace, Industrial Products and Eco Technologies Companies—

Aerospace Company

The Aerospace Company has been contributing with a remarkable participation in the national government Millennium Project*1 in Japan, mostly on the meteorological issue of the greenhouse effect, which may cause global warming. We are now developing two unmanned prototype airships to utilize stratospheric platform technology. In the future, the goal of the stratospheric airship is to realize broad applications of telecommunications, broadcasting, and remote sensing observations. The Stratospheric Platform Airship is expected to have a very long geostationary flight duration at an altitude of 20 km by benefiting from the stable, calm winds and sunshine.

Currently, we are going ahead with the design and manufacturing stage for two prototypes of the airship (48-meter, non-powered, balloon-like, high-altitude, flight-testing model and a 68-meter unmanned reusable low-attitude model) under a contract with the National Aerospace Laboratory of Japan. In future production models, which will follow these prototype airships, we will install high efficiency solar and fuel cells for pollution-free power sources, which are mandatory for a long stay in the stratosphere.

It is anticipated that a new type of service business using undeveloped traffic-free airspace in the stratosphere will grow quickly and broadly in areas useful to the public and commercial market. In the information and communications area, advanced information services for next-generation cellular phones, digital high definition television broadcasting, and telematics are strongly expected to develop as new businesses. In the area of global observation, the Stratospheric Platform Airship will enable long, continuous observation in support of rescue/restoration/reconstruction projects by its wide coverage area for serious disasters, as well as monitoring and surveys of land, sea, and atmospheric pollution. After one of the stratospheric airship production models enters service, it will cover an area with a radius of more than 100 km using next generation remote sensing and observation for high resolution and accuracy.


JAPAN
Observation of the globe
Contribution to prediction of global changes by observing the land, sea, and the stratosphere
Ocean and land
Industrial applications in agriculture, forestry, fishery, traffic and transport, and disaster support by continuous local observation
Atmosphere (ozone layer) sampling, etc.
Disaster monitoring
Forest fires on mountains
Hurricanes and tornados
Communication and broadcasting
Actualization of high-speed communication in a wider service area than ground cellular systems
Realization of smooth communication with almost no transmission time delay, and downsized antenna and power saving of communications terminals
Utilization of wide-area communication and broadcasting services using the platform network by multiple airships
Digital broadcasting
Ultra high-speed Internet
Cellular phone (G3 & G4)
Mobile communication (navigation and telematics)

*1. Millennium Project: Funded by the national government. Joint industry-academia-government projects are planned in the three areas of informatization, aging society, and environmental measures, which are very important and urgent to the Japanese economy and society so as to cope with current issues and to keep current with technological innovation that creates new industries.

Flight Test of 48-Meter Model

In August 2003, a flight test of the 48-meter, non-powered, balloon-like, high-altitude flight-testing model was conducted at Hitachi Seaport in Ibaragi Prefecture. Although the test flight had been postponed due to bad weather, it was clear with a mild wind on that day. Under the best conditions, the test model flew stably in accordance with the anticipated simulation: launch (at 3:21 a.m.), climb, stay (reached altitude: about 16.4 km), descend, and land on the water (5:15 a.m.). We accomplished a significant goal by checking the performance of the model and the validity of the simulation.


Launching
Bottom of the test model (airship)
(Sky side)
(Seaside)

The horizon was photographed from the stratosphere by a camera mounted on the airship model.

Completed Assembly of the 68-Meter Model

At the end of March 2004, assembly of the 68-meter unmanned reusable low-altitude model, which started in April 2003, was completed. Outside the hangar, the verification test was implemented to check the statistical floating characteristics of the manufactured ship. It floated stably at an altitude of about 12 m during the 10-minute test.

From April to the middle of May 2004, the system functions of the equipment mounted on the ship were tested for verification. After the test linked with the tracking control system in June, the test flight will start in July. We will repeat communication and broadcasting experiments with this test ship during its stationary flight at an altitude of 4 km. We aim to establish the design, manufacture, and operation technologies required for development of the stratosphere platform airship in the future.

Note: Regarding the operational concept of the 68-meter unmanned reusable low-attitude model, see p. 22 of the 2003 Environmental Report.



68-meter model coming out of the hangar
(The front truck is called a mast car)

Floating function verification test

Industrial Products Company

Industrial Products Company produces multipurpose engines. These engines are used in machines that support our life such as construction and agricultural machinery for infrastructures, leisure-related equipment for a more fulfilling life, snow removal equipment, and engine equipped generators for harsh environments. In our brand application equipment, a new series of generators were launched in November 2003.

Main Activities to Reduce Environmental Impacts

Reduction of Environmental Impacts

We promote reduction of environmental impact substances, such as lead and hexavalent chromium, used for multipurpose engines and application equipment. We adopt substitutes such as trivalent chromium for plating and unleaded paint.

Cleaner Exhaust Gas and Improved Fuel Economy in Multipurpose Engines

In fiscal 2003, we produced the following results.

- Fuel economy : Improved 9% compared to 1995
- Exhaust gas : Reduced 38% compared to 1995

The EU will apply new emission standards from August 2004. We have already started production of the EX and other engine series, which had been authorized under the new standards, from January 2004 in sequence.

New Type of Inverter Generator Series

The new inverter generator series is available in six models (SGi14, SGi25, SGi25S, SGi28, SGi28SE and SGi38SE) from 1.35 kVA to 3.8 kVA depending on the purposes. Particularly, the frame type soundproof generator (SGi25s, SGi28SE and SGi38SE), which is equipped with an OHC engine, is light and compact with low noise. It satisfies the requirements from professional users. All of the models conform to the US EPA and CARB exhaust emission standards, as well as the EU exhaust emission standards. In addition, its low noise design meets Stage II of the EU noise standards.


SUBARU

Portable generator (SGi14)


SUBARU

Frame type soundproof generator (SGi28SE)

Light and Compact Design

New type of compact, portable generator (SGi14) equipped with a multipolar generating system is designed for weight reduction. In addition to that, resin is used for the cover and the inverter unit is thoroughly downsized. As a result, its weight is drastically reduced, actualizing a dry weight of 20.5 kg, which is a 25% reduction from the existing generator of the same class.


Weight reduction
(kg)
30
25
20
15
10
5
0
Mass
20.5
New portable SGi14
Our conventional type

Low Noise and Good Fuel Economy

The frame-type soundproof power generator actualizes high soundproofing by a two-layer structure with hollow side panels, as well as low noise and good fuel economy by mounting the auto power saving system to all models. For smooth recycling, disassembly is facilitated and resin parts indicate their material signs.


33K6110102
>PE-HD<
MADE IN JAPAN

Resin part that indicates its material sign

▷New Soundproof Structure



Hollow side panel


▷Noise in Rated Operation
(dBA)
70
68
66
64
62
60
58
56
54
52
Noise value
New inverter SGi28SE
Our conventional type
▷Fuel Consumption in Rated Operation
(L/Hr)
2.5
2.0
1.5
1.0
Fuel consumption
New inverter SGi28SE
Our conventional type

Development of Products that Contribute to Recycling-Oriented Society

Refuse Collection Vehicle with a Large Sorting Box (LP200)

We have developed a refuse collection vehicle with a large sorting box (LP200) to cope with areal refuse recycling operations, which have been remarkably promoted. In this vehicle, a large sorting box is arranged at the rear part of the cab. The vehicle efficiently recovers recyclable refuse when garbage is collected.



Refuse collection vehicle with a large sorting box (LP200)

Body Weighing System for Refuse Collection Vehicles

Reduction (reuse and recycling) of waste is becoming more and more important in society. Under the circumstances, we developed the body weighing system for refuse collection vehicles that enables efficient measurement of a collected waste load, the issue of slips, and an interface with a personal computer for management and data collection. Under the system, the weight of individual refuse loaded into the vehicle is indicated on the spot, as well as the total weight of the loaded refuse.



Refuse collection vehicle equipped with a body weighing system

▷Body Weighing System for Refuse Collection Vehicles


Personal computer software for management and data collection
Compact flash card
Load cell
Converter
Inclinometer
RS-232C
A/D
Exterior indicator
Handy terminal (with printer)

Eco Technologies Company

Eco Technologies Company deals with a variety of products that contribute to creating comfortable living environments and a resource recycling society, including a refuse sorting system (intermediate treatment) and the recent refuse disposal system for skyscrapers, as well as various vehicles and equipment for waste collection, transport, and recycling. Handling the wind turbine generator systems to produce clean energy, Eco Technologies Company contributes to conservation of the global environment with its ecological products.

Action Program for Recycling of Commercial Vehicle Body Components

To meet the requirements of the Law on Recycling End-of-Life Vehicles to be enforced in January 1, 2005, we have proceeded with voluntary measures for recycling of body components of refuse collection vehicles. As a part of the Action Program on Recycling of Commercial Vehicle Body Components led by the Japan Auto Body Industries Association Inc., we implement the following.

- Establishment of the guideline for 3R criteria and their release on the Web site
- Preparation of the disassembly manual and its release on the Web site
- Indication of the manufacturer on the body
- Indication of the parts using resin of 100 g or more on the body (attachment of the "material indication plate")

In addition, the environmental standard compliance label issued by the Association is affixed on the rear part of the body. (Started with vehicles shipped from April 1, 2004)



"Material indication plate" attached to the refuse collection vehicle


JABIA

Stamping no. (Different according to each vehicle)

Environmental standard compliance label (attached to the rear part of the body)

CNG Refuse Collection Vehicles

The number of shipped CNG refuse collection vehicles that use compressed natural gas (CNG) as their fuel for clean emissions is increasing year by year.

CNG Refuse Collection Vehicles Adopted


Number of shipped vehicles
160
140
120
100
80
60
40
20
0
24
72
121
149
154
'99
'00
'01
'02
'03 Fiscal year

Wind Turbine Generator Systems

Subaru 40 kW Wind Turbine Generator System

Wind power generation contributes to the reduction of CO_2 by using natural energy. Having state-of-the-art technologies, it is also friendly to the environment: easy to install, easy to start at a low wind velocity, and low in noise. Because of these characteristics, it is used by local governments and research institutions for enlightenment, study and monuments.

We are improving products for further environmental conservation by reducing the use of GFRP, a material difficult to recycle, with the weight reduction of the nacell cover*1 (about 110 kg per unit).

*1. Nacell cover: Fairing (cover to smooth the form for reduction of air resistance) to mainly store and protect the generator and its auxiliary equipment.

Achievements in Fiscal 2003 (40 kW)

	Customer	Location
1	Nosegawa Village, Nara Prefecture	Tsuruhime Park, Nosegawa Village
2	Iwaki City, Fukushima Prefecture	Iwaki Municipal Flower Center
3	Ashikaga Institute of Technology	Campus of Ashikaga Institute of Technology (Ashikaga City, Tochigi Prefecture)




Nosegawa Village



Iwaki City



Ashikaga Institute of Technology

Subaru 100 kW Wind Turbine Generator System

FHI started mass production of the 100 kW wind turbine generator systems developed under a research contract with NEDO as a system for isolated islands in its New Sunshine Plan. We are tackling weight reduction of the parts and enhancement of safety and operability by reviewing the prototype specifications and improving design based on the know-how obtained through the 40 kW wind turbine generator system. (Actual installation starts in fiscal 2004 and thereafter.)

Exhibitions

We participated in the New Environment Exposition 2003 (in September in Osaka) and the NEDO achievement exhibitions (in October in Osaka and in November in Tokyo) to have our wind turbine generator systems become well known to the public. We also advocated the value of wind power by attending the academic conferences and events as a panelist.



Giving a lecture on the environment and wind power generation at the outside seminar

Production

Amount of Input Resources and Emissions in Plants

This figure shows the amount of input resources and emissions in fiscal 2003 at the Gunma Manufacturing Division, our main automobile production plant in Japan.

Amount of Input Resources and Emissions



Amount of input materials: 412,000 tons
Metals such as iron and aluminum
Non-metals such as plastic and paint
Amount of energy consumed (crude oil equivalent): 104,000 kl
Amount of water used: 2,840,000 m³
(Emissions into the atmosphere)
INPUT
(Emissions into drainage systems)
Amount of CO₂ emitted: 184,000 tons
Amount of water emitted:*2 2,840,000 m³
Amount of HFC134a*1 emitted: 296 tons of CO₂
OUTPUT
OUTPUT
Amount of chemical substances subject to the PRTR Law emitted: 5 tons
OUTPUT
Amount of chemical substances subject to the PRTR Law emitted: 1,168 tons
Amount of waste materials: 0 tons
Amount of materials recycled: 70,300 tons
Total amount of materials generated: 70,300 tons

*1. Calculated by multiplying the amount emitted by the global warming potential
*2. The same as the amount of the water used

Reducing Waste Materials

FHI is actively committed to reducing waste in all its plants. At the Gunma Manufacturing Division for development and manufacturing of automobiles, the Utsunomiya Manufacturing Division for development and manufacturing for the Aerospace Company and Eco Technologies Company, and the Saitama Manufacturing Division for development and manufacturing for the Industrial Products Company, zero emissions have already been achieved. In 2003, zero emissions was achieved at the Tokyo Office for research and development of automobiles.

The total amount of materials generated, including scrap metal associated with production activities in 2003, was 75,917 tons in total for all plants, and the materials generated were treated as the figure below shows. All, excluding six tons of the landfilled materials, were recycled. The amount of waste materials generated (waste materials treated intermediately by external companies plus waste materials treated directly) was reduced by 32% compared with the previous year to 182 tons in all plants. The reduction was due to the progress in the measures for by-product sources and enhancement of recycling. The amount of waste materials landfilled has been at the zero level since October 2003.

Outline of Treatment of Materials Generated



(Unit: Tons)
Amount of materials recycled in FHI (aluminum, etc.): 2,244
Amount of metal scrap recycled: 64,922
Amount of materials recycled: 75,735 (for value, free of charge, by inverse onerous contract, amount of materials recycled in FHI and metal scrap)
Amount of materials recycled outside the company (for value, free of charge, by inverse onerous contract): 8,569
Total amount of materials generated: 75,917
Amount of waste materials incinerated in FHI: 0
Amount of waste materials directly landfilled 3
Amount of waste materials generated: 182
Amount of waste materials treated intermediately by external companies: 179
Amount of waste materials landfilled after external treatment: 3
Landfilled materials: 6
Amount reduced: 176

The following chart shows trends in the amount of materials generated excluding metal scrap from fiscal 1999 to 2003. The generation of materials has been inhibited and the recycling rate has been increased.

Trends in Amount of Materials Generated Excluding Metal Scrap



Amount of materials recycled
Amount of materials generated
(Tons)
Amount of materials generated excluding metal scrap
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
14,576
7,551
13,404
10,166
12,439
11,742
11,485
11,218
10,995
10,813
7,025
3,238
697
267
182
'99
'00
'01
'02
'03 Fiscal year

The following chart shows trends in the amount of waste materials generated from fiscal 1999 to 2003.

Trends in Amount of Waste Materials Generated



Amount of waste materials directly landfilled
Amount of waste materials treated intermediately by external companies
(Tons)
Amount of waste materials incinerated in FHI
Amount of waste materials generated
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
The amount of waste materials generated in fiscal 1990 was 21,154 tons.
7,025
674
1,637
4,714
3,238
129
749
2,360
Amount of waste materials treated intermediately by external companies: 179 tons
Amount of waste materials directly landfilled: 3 tons
Amount of waste materials treated intermediately by external companies: 262 tons
Amount of waste materials directly landfilled: 5 tons
697
18
505
174
267
182
'99
'00
'01
'02
'03 Fiscal year

To Reduce the Amount of Metal Scrap in Automotive Production Process

As for metal, including iron and aluminum, the primary material for automobiles, FHI is making efforts to generate as little metal scrap (by-products) as possible by changing the quality of materials for weight saving and improving the yield ratio during the production process, in order to improve automobile environmental performance and effectively utilize resources. The following chart shows the past records after fiscal 1999 and our future plan.

Ratios of Amount of By-Products Generated to Amount of Products Produced



(Tons/¥Billion)
Amount of by-products generated to amount of products produced
120
100
80
60
40
20
0
99.9
98.9
92.0
89.5
89.3
'99
'00
'01
'02
'06
Fiscal year

The Gunma Manufacturing Division Received the 2003 3Rs Promotion Association Chairman's Award

The Gunma Manufacturing Division received the Chairman's Award in 2003, which was given by the Reduce, Reuse and Recycling Promotion Association. This award is presented to individuals, groups, and companies, which have taken the initiative in the promotion of the 3Rs and have achieved satisfactory results through continuous activities. The Gunma division received high acclaim that all the employees worked on separating, collecting, and recycling waste materials; achieved zero emissions; abolished all of its own incinerators; and developed the technology to recycle paint sludge.

Reducing Water Consumption

In fiscal 2003, we continuously implemented energy conservation measures in everyday operation and the strict maintenance of water pipes to reduce water consumption. We also improved water supply facilities when we integrated production lines for minicars. As a result of these activities, the volume of water used by FHI was 3,660,000 m³, and we achieved a 23.4% reduction in the volume of water use per production compared with the previous fiscal year.

Trends in Volume of Water Used



(Thousand m³)
Volume of water used
Volume of water use per production (fiscal 1990 = 100)
(Index)
Volume of water used
Volume of water used per production
7000
6000
5000
4000
3000
0
100
80
60
40
0
100
91
76
80
80
84
72
68
63
48
5680
5620
5080
5530
5990
6220
5350
5040
4670
3660
'90
'95
'96
'97
'98
'99
'00
'01
'02
'03
Fiscal year

Energy Saving (Prevention of Global Warming)

Every FHI plant is committed to improving the energy efficiency of facilities to avoid waste or loss of energy. In September 2002, the Yajima Plant in the Gunma Manufacturing Division implemented a natural gas cogeneration system.

In fiscal year 2003, we reduced energy use by 2.1% compared with the previous year to 135,000 kiloliters (crude oil equivalent) in total for all plants, mainly by integrating production lines for minicars, though the number of vehicles produced increased by 5.9% since automotive production is our main business. The total amount of CO_2 emissions decreased 4.1% compared with the previous year to 236,000 tons in fiscal 2003, owing to the use of natural gas for air conditioning and boilers. This is a 13.7% reduction compared with fiscal 1990 levels. Energy consumption per production declined 4.3% compared with the previous year, which was a 32.3% reduction compared with fiscal 1990 levels.

The amount of greenhouse gas emitted, excluding CO_2 (methane, dinitrogen monoxide, HFC, PFC, sulfur hexafluoride) was 380 tons of CO_2 (CO_2 equivalent).

Trends in Amount of CO_2 Emitted


(Thousand Tons)
Amount of CO2 emitted
Energy consumption per production (fiscal 1990 = 100)
Amount of CO2 emitted
Index of energy consumption per production
400
300
200
0
100
80
60
40
20
0
100
81
81
82
77
77
78
72
71
68
274
257
260
272
277
274
277
256
247
236
'90
'95
'96
'97
'98
'99
'00
'01
'02
'03
Fiscal year

Component Ratio of Energy Used


Gasoline 3.8%
Butane 3.8%
City gas 12.0%
Heavy oil 14.0%
LPG 1.2%
Others 0.8%
Electric Power 64.5%
Total
135,000 kl

Management of Chemical Substances (the PRTR Law)

In fiscal 2003, 19 chemical substances subject to the PRTR Law were used by FHI, as detailed below. The total use of such chemical substances was up 0.4%, broadly flat compared with the previous year, but their release into the atmosphere and water was down 11.0%. Major reasons for this include a change in the cleaning thinner during the automotive painting process to one with less xylene and that we combined the production lines for minicars.

Trends in Amount of Chemical Substances Subject to the PRTR Law


(Tons)
Amount of PRTR chemical substances emitted
2,000
1,500
1,000
0
1,584
1,477
1,365
1,215
'00
'01
'02
'03
Fiscal year

Note: Only amounts exceeding one ton a year are shown. (The achievement values are different from those of the previous year since only amounts exceeding five tons a year were shown in the earlier Environmental Report.)

Totals of PRTR Chemical Substances Used in Fiscal 2003

(Only amounts exceeding one ton a year are shown. Substances marked with * are Specified Class 1 Designated Chemical Substances)(Unit: Tons per year, mg-TEQ per year (only dioxins))

Code	CAS Number	Name	Amount handled	Amount emitted into atmosphere	Amount emitted into public water supply	Amount removed	Amount consumed	Amount eliminated by processing	Amount recycled	Amount treated at landfills
1	none	Soluble compound of zinc spelter	24.01	0	0.26	4.82	18.94	0	0	0
9	103-23-1	Bis (2-ethylhexyl) adipate	1.28	0	0	0	1.26	0.01	0	0
16	141-43-5	2-aminoethanol	4.30	0	0.35	0.04	0	3.91	0	0
30	25068-38-6	Polymer of 4, 4'-isopropylidene diphenol and 1-chloro-2,3-epoxypropane (liquid)	16.49	0	0	2.30	14.02	0.17	0	0
40	100-41-4	Ethylbenzene	464.47	244.85	0.44	0	77.55	8.66	132.98	0
43	107-21-1	Ethylene glycol	798.33	0	0	0	798.33	0	0	0
63	1330-20-7	Xylene	1,272.73	571.73	0.97	6.73	367.79	20.75	304.76	0
69*	none	Chromium (VI) compounds	2.07	0	0	0.71	0.17	1.18	0	0
176	none	Organotin compound	2.79	0	0.01	0.13	2.65	0	0	0
179*	-	Dioxins	0.51	0.51	0	0	0	0	0	0
224	108-67-8	1,3,5-trimethiylbenzene	45.96	17.72	0	0	18.35	1.01	8.87	0
227	108-88-3	Toluene	1,107.04	373.29	1.64	4.18	622.94	40.26	64.74	0
232*	none	Nickel compounds	5.26	0	0.23	3.83	1.20	0	0	0
272	117-81-7	Bis (2-ethylhexyl) phthalate	82.65	0	0	3.70	78.95	0	0	0
283	none	Hydrogen fluoride and water-soluble salts	6.62	0	1.15	5.46	0	0	0	0
299*	71-43-2	Benzene	26.95	0.05	0	0	26.90	0	0	0
309	9016-45-9	Poly (oxyethylene) = nonylphenyl ether	1.19	0	0.09	0.92	0.09	0.10	0	0
310	50-00-0	Formaldehyde	1.66	1.66	0	0	0	0	0	0
311	none	Manganese and its compounds	9.90	0	0.21	4.50	5.19	0	0	0
		Total	3,873.68	1,209.30	5.36	37.31	2,034.31	76.05	511.35	0

Reducing Substances with Environmental Impact

Reducing VOCs Generated in the Painting Process (Automobile Division)

In fiscal 2003, we reduced emissions of VOCs per unit of area painted on the vehicle body to 47 g/m^2, thereby reducing emissions by 57% compared to fiscal 1995 levels. Since painting plants were also combined and restructured when production lines of minicars were combined, the painting and collection ratio of thinner was improved.

Trends in VOC Emissions



(g/m²)
(%)
VOC emissions
Rate of reductions
VOC emissions
Rate of reductions
120
100
80
60
40
20
0
0
20
40
60
80
0
18
24
33
38
47
53
55
57
'95
'96
'97
'98
'99
'00
'01
'02
'03
Fiscal year

Sulfur Oxide (SOx) Emissions

Amount of SOx emitted in fiscal 2003 was reduced compared with the previous year through full-year effects by introduction of a cogeneration system at the Yajima Plant in the Gunma Manufacturing Division and utilization of natural gas as fuel for boilers.

Trends in Amount of SOx Emitted (total for all plants)



(Thousand Nm³)
Amount of SOx emitted
40
30
20
0
31.5
30.7
31
32.5
33
33.6
28.5
26.2
16.5
'95
'96
'97
'98
'99
'00
'01
'02
'03
Fiscal year

Nitrogen Oxide (NOx) Emissions

Trends in Amount of NOx Emitted (total for all plants)



(Thousand Nm³)
Amount of NOx Emitted
50
40
30
0
45.3
43.9
40.7
36.0
'00
'01
'02
'03
Fiscal year

Reducing Use of HFC134a (Automobile Division)

HFC134a, currently used as a CFC-alternative refrigerant in air conditioners, is also believed to contribute to global warming. To reduce atmospheric emissions from the vehicle manufacturing line, we have been minimizing leakage while pumping gas into air conditioners. As a result, we were able to reduce atmospheric emissions to 225 kg, which represents a 95% reduction from fiscal 1996 levels.

Trends in Amount of HFC134a Emitted into the Atmosphere



(Index)
Volume emitted
100
60
40
20
0
Base year fiscal 1996 = 100
'96
'99
'00
'01
'02
'03
Fiscal year

Emissions of Nitrogen, Phosphorous, and BOD

The chart below shows the total amount of nitrogen, phosphorous, and BOD emitted and included by drainage from all plants in fiscal 2003. These reductions were realized through improvements in the wastewater processing facilities for nitrogen and in the treatment of water discharged from cafeterias.

Amount of Nitrogen, Phosphorous, and BOD Emitted

Substance	Fiscal year	Nitrogen	Phosphorous	BOD
Amount emitted (tons per year)	2002	49	12	92
	2003	34	9	54

Dioxin Emissions from Incinerators

Incinerators were shut down in the Gunma Manufacturing Division in December 2000, and in the Utsunomiya Manufacturing Division and the Saitama Manufacturing Division in September 2002. This means we shut down all incinerators in every FHI division, ending dioxin emissions from all the sources.



The vacant lot of the incinerator in the Yajima Plant in the Gunma Manufacturing Division is now green space.

Our Activities Regarding the Environment

Reduction of Risks of Chemical Spills (Utsunomiya Manufacturing Division)

In order to prevent chemical leaks from a tank lorry when the chemical is fed from the tank lorry to the wastewater treatment facility, grooves surrounding the site where tank lorries stop were established. Pits with a shutoff valve, which is closed to prevent leakage while the chemical is being fed, were established to prevent the chemical from flowing into storm drains.


Shutoff valve
Pit for preventing leakage
Inlet for the chemical
A floor with chemical resistance lining
Pit for preventing leakage
Grooves surrounding the site where tank lorries stop to prevent off-site leakage

Reduction of risks of chemical spills where tank lorries stop (near the wastewater treatment facility) (Utsunomiya Manufacturing Division)

Establishment of Sound Barrier (Gunma Manufacturing Division)

Since the housing construction was planned near the Oizumi Plant in the Gunma Manufacturing Division, a sound barrier was established to reduce noises from the plant. The plant also implemented such environmental activities as using electric fork lifts instead of engine ones when handling cargo near the border.



Establishment of sound barrier
(Oizumi Plant in the Gunma Manufacturing Division)

Green Procurement

Automotive Business Unit

We held an explanatory meeting on our green procurement activities to suppliers in January 2004 and asked them to set up an environmental management system (EMS), that is, to complete ISO 14001 certification procedures or to independently set up the EMS equivalent of ISO 14001. We also held the conference of the Subaru Safety Environment Association regularly every April to assist local suppliers to set up their EMS. The EMS was completed by 272 suppliers out of 296 target suppliers in Japan by March 2004.

We are using the International Material Data System (IMDS), a system that meets global standards to measure substances with an environmental impact for included components, and we continued to assist our suppliers in inputting data.

Industrial Products Company

We asked 102 suppliers to set up an EMS and report their use of certain substances designated by FHI. In fiscal year 2003, all of the suppliers completed the establishment of an EMS. We will continue to work on activities for environmental preservation with the suppliers' cooperation by reviewing delivery containers and cushioning materials.

Aerospace Company

In September 2003, the company and suppliers started a green procurement working group. We asked our suppliers to set up their EMS and held the sixth training session to assist them in fiscal 2003.

Eco Technologies Company

We explained our green procurement activities in May 2003 to suppliers. We asked them to set up their EMS and report their use of certain substances designated by FHI.

Green Purchasing

In October 2000, the Gunma Manufacturing Division compiled a list of environment-conscious office equipment, and in January 2004, we had an explanatory meeting for suppliers subject to green purchasing to further promote the use of environment-friendly products. The ratio of environment-friendly products purchased by the Gunma region reached 80% in fiscal 2003. We will promote the eco-products campaign in the Head Office area in fiscal 2004.

Recycling

Automobile-related companies are obligated by the Law on Recycling End-of-Life Vehicles, enforced on January 1, 2005, to share the responsibility for creating a sustainable environment of recycling and to properly treat end-of-life vehicles (ELV). FHI recognizes that the role of automobile manufacturers is important. In addition, we strive to comply with related regulations that prohibit the use of substances with environmental impact, call back ELVs without compensation, and regulate the target figures of reuse and recovery rates in compliance with the Directive 2000/53/EC of the European Parliament and of the Council on ELVs effective since September 18, 2000.

FHI is also making efforts to achieve greater efficiency and lower cost recycling while making it clear what kind of role the company should play at each stage of design, manufacturing, use, and disposal. In particular, we recognize the present situation and future of treatment of ELVs, and are planning, designing, and making efforts, always taking into consideration what vehicles we will develop and what our recycling techniques should be.

Contributions to a High-Efficiency, Low-Cost Recycling-Oriented Society

Our Efforts for the Future



In 5 years
In 15 years
Starting development
Starting production
Model whose development started 15 years ago is at end of life
Development and Design
Production, Sales and Use
End-of-Life Vehicles
We are developing and designing automobiles in anticipation of a recycling-oriented society in 15 years.
As for waste materials at the stages from production to use, we continue to keep the amount small, as well as develop recycling techniques for waste materials.
We are developing technologies to make use of components and materials taken from vehicles produced about ten years before.
We are developing technologies to make the treatment of end-of-life vehicles more efficient.

Outline of Our Efforts



Dealers and used car dealers
Advance dismantling (proper treatment)
Reused parts dismantling
Recycled parts dismantling
●Improvement of the ease of proper treatment
We are improving the ease of removing batteries, extracting such liquid as oil, and treating airbags.
◎Improvement of the ease of dismantling components
We are improving the ease of dismantling each component in order to make it possible to further use reused components in the future.
○Recycling of more materials
We are developing technologies to recycle not only metal parts but also glass and plastic parts.
Final processing (landfills)
ASR*1 Recycling
Shredding
©Recycling of ASR
We are aiming to reduce ASR generated through optimal design of parts and activities promoting recycling, and we are also developing technologies to further recycle generated ASR.

*1. ASR: Automobile Shredder Residue: residue left after shredding of body shell, sorted by metal type for recycling

Response to Recycling Related Laws

Law on Recycling End-of-Life Vehicles

The three characteristics of the Law on Recycling End-of-Life Vehicles:

- Automobile manufacturers must accept fluorocarbons, airbags, and ASR, destroy fluorocarbons and recycle the others.
- Expenses for recycling must be paid by users in advance as recycling deposit.
- Tracking reports of ELVs after they are accepted from users until they are appropriately disposed of is required.

As for fluorocarbons and airbags, FHI established the Japan Auto Recycling Partnership (JARP) in cooperation with other automobile manufacturing companies to establish a collection system to properly treat fluorocarbons and airbags. As for ASR, FHI established ART*1 (Automobile shredder residue Recycling promotion Team) jointly with six other automobile manufacturers including Nissan Motor Co., Ltd. Moreover, FHI started project teams to establish internal systems for developing IT systems regarding automobile recycling and managing recycling information and expenses.

*1. ART: Eight companies including FHI, Nissan Motor Co., Ltd., Mitsubishi Motors Corporation, Mazda Motor Corporation, Suzuki Motor Corporation, Isuzu Motors Limited, Nissan Diesel Motor Co., Ltd., and Mitsubishi Fuso Truck and Bus Corporation. (as of March 2004)

▷Outline of Law on Recycling End-of-Life Vehicles (According to the JARP Web site)


Fund management corporation (Japan Automobile Recycling Promotion Center)
Resource recycling deposit
Payment
Purchasers of brand-new cars
Purchasers of used cars
Last purchasers of cars
Automobile manufacturers, import companies, designated resource recycling institutisoons (Japan Automobile Recycling Promotion Center)
Facilities to destroy fluorocarbons
Facilities to recycle airbags
Facilities to recycle shredder dust
Facilities to recycle shredder dust
Common acceptance window
(Japan Auto Recycling Partnership)
Acceptance of fluorocarbons and airbags
ART
Toyotsu Recycle Co.
Fluorocarbons
Fluorocarbons recovery fee
Airbags
Airbag acceptance fee
Shredder dust
Registered handling agents
Registered fluorocarbons recoverers
Licensed dismantlers
Licensed shredders
Delivery of ELVs
Delivery of ELVs
Delivery of ELVs
Delivery of dismantled vehicles
Acceptance reports
Delivery reports
Acceptance reports
Delivery reports
Acceptance reports
Delivery reports
Acceptance reports
Dismantling reports
Information management center (Japan Automobile Recycling Promotion Center)

Directive 2000/53/EC of the European Parliament and of the Council on ELVs

This EU directive includes the following five characteristics.

- Prohibition against using substances with environmental impact, in principle
- Charge-free acceptance of ELVs
- Including recyclable ratio in requirements for type certificate
- Issue of dismantling manuals
- Regulation on effective recycling ratio

Subaru responded to this directive in the following ways.

First, we took measures on the three vehicle types, Legacy, Impreza, and Forester, according to the law which prohibits the usage of substances with environmental impact (lead, mercury, cadmium, and hexavalent chromium) in principle for automobiles introduced after July 1, 2003.

Second, we have established a common system with related automobile manufacturers to deal with charge-free acceptance of ELVs. Furthermore, we are using the International Dismantling Information System generally applied in Europe in order to provide information about dismantling manuals for the European market.

Design

Promotion of Design with Recycling in Mind

The Recycling Design Project Team researches easy-to-dismantle parts and vehicles, easily recycled parts structure and materials. They give feedback on the development and design of future vehicles, and prevent ASR from being generated.

Recycling Market Research

The team members continuously visit dismantling companies, shredding companies, and waste disposers in various parts of Japan to exchange views on the current and future market trends for ELV treatment. The results are used to determine the principles for designing automobiles with due consideration for recycling and extract detailed subjects for future research.

Reduction of ASR

ASR includes a huge variety of materials and chemical substances used for manufacturing automobiles, and these materials consist of a complex mix.

Consequently, the team members completely dismantled, disassembled, analyzed vehicles to identify the reasons ASR is generated,and then created the ASR Calculation Guideline for calculating the amount of ASR generated from a vehicle. Next, the Recycling Design Guideline was drafted to prevent the generation of ASR. These guidelines are already utilized for the development of Subaru automobiles.

Improving Recyclability

OImproving the Ease of Detaching Alternators

For the minicar Pleo, we used to remove the headlamp, bumper, and air cleaner before removing the alternator belt, but we made it possible to access the belt without removing any of these for our new minicar, R2. This brought a marked improvement in the ease of detaching alternators.

OImproving the Ease of Disposing Airbags

Airbags and pretensioner belts significantly contribute to reducing the shock to drivers and passengers during accidents. At the same time, the large majority of automobiles are put out of service with unused airbags.

The Law on Recycling End-of-Life Vehicles asks automobile manufacturers to dispose of these airbags, but team members are researching the optimal structure, including related components, for a safer and easier way of activating airbags in automobiles and dismantling inflators.

For example, FHI applied disc type inflators for passenger seat airbags for easier disassembly of inflators.

OReduction of Fluorocarbons

By 1994, FHI finished changing over from specified fluorocarbon CFC12 to HFC134a, substitute CFCs that do not harm the ozone layer. However, HFC134a is thought to influence global warming. We reduced the amount of HFC134a used by over 10% in both the new Legacy and the new minicar R2, and we are researching substitute refrigerants other than fluorocarbons.

OImprovement in the Ease of Dismantling Wire Harnesses

Most nonferrous metal, such as copper, has already been recycled. However, it is thought that it can be collected more effectively if it can be dismantled before shredding the ELVs. Since wiring harnesses are used in many parts of automobile bodies, FHI is considering a structure that makes it possible to collect more nonferrous metal in a short time.



Experiment of disassembling wiring harnesses

OEasier Material Indication

Most important is that the material in the parts can be seen easily when we recycle. FHI started to indicate the material on plastic parts in 1973 before guidelines of the industry were established. The indication was placed on the back side of the parts, but we solved the problem of confirming the material without dismantling the parts. FHI changed the indication position on the bumpers of all our vehicles.



Now the material can be seen without dismantling the bumpers. (Subaru R2)

An example of the material indication (">PP<": PP means polypropylene.)

Reducing Substances with Environmental Impact

We are committed to curtailing our use of substances that have an environmental impact as soon as possible, not only to reduce the damage to the global environment, but also to remove the need for complicated recycling equipment and operations for end-of-life vehicle treatment. While we are promoting the recycling of parts and materials, we think it is necessary to reduce substances that have an environmental impact.

Introduction of IMDS

IMDS (International Material Data System) is a database system developed by a European automobile manufacturer to manage substances that have an environmental impact and to be used as data for calculating recyclable ratio. FHI introduced IMDS in 2003 and started to research some types of vehicles.

Reducing the Use of Lead

New model automobiles use no lead in the fuel tank, fuel hose, electrodeposition paint, window glass ceramics (black-tinted area), and wheel balancers. The amount of lead used in the new Legacy in 2003 was reduced to less than one-ninth of the industry average in 1996.

FHI, based on "Reduction of Substances with Environmental Impact -Self-activity by Japan Automobile Manufacturers Association, Inc." (issued by JAMA in December 2002), is promoting the reduction of lead aiming to achieve less than one-tenth in January 2006.

⊳Reduction in Amount of Lead Used


(g)
2000
1850
1600
1200
800
400
0
Amount of Lead Used
Half of the amount of lead used in 1996
One-ninth of the amount of lead used in 1996
Industry Average in 1996
Impreza (Released in 2000)
Forester (Released in 2001)
Legacy (Released in 2003)

Other Chemical Substances

FHI has worked to reduce its use of chemical substances. Those chemicals targeted for continued reduction are shown in the table below. In addition, the range of such targeted chemicals will be expanded.

⊳Substances Subject to Ongoing Reduction Efforts

	Substance
1	HCFCs
2	Asbestos
3	Cadmium and its compounds
4	(Hexavalent) Chromium compounds
5	Mercury and its compounds

Production

System for Grade Integration of PP Plastic

Previously, a great deal of waste was created in our material manufacturing, compounding, and parts mold-processing procedures since we had different mixes of materials depending upon the parts. In order to keep such waste to a minimum, we promoted the integration of materials. Each integrated material for bumpers and interior parts have been applied to most parts of vehicles. We are also going to further improve the efficiency of making plastic materials easier to recycle.

⊳How Integrated Materials for Interior Parts are Used (Legacy)



Green parts: Integrated materials are used in these parts.
Blue parts: Integrated materials are used in decorated base materials.

⊳How Integrated Materials for Interior Parts are Used (R2)



Green parts: Integrated materials are used in these parts.

Recycling Waste Materials (Paint Sludge*1)

We found a way of recycling paint sludge given off from the paint factory. We are recycling paint sludge as vibration-absorbing materials in automobile floor panels and as blast furnace reducer. We are also considering recycling it for other uses.

As for recycling of paint sludge, the 2002 Environment Report, "Paint Sludge Recycling Plant" (see p. 30) explains in detail.

*1. Paint sludge: Waste produced during the surfacer and the top coat in the car painting process. (Waste paint that did not adhere to an automobile body)

Amount of Paint Sludge Recycled



Utilized as blast furnace reducer
Utilized as vibration-absorbing materials in floor panels
(Tons)
200
160
120
80
40
0
Amount of paint sludge recycled
5
40
60
40
60
120
40
130
35
'99
'00
'01
'02
'03
Fiscal year

Note: The 2003 Environment Report (p. 35) had fewer figures on the vertical axis, so the values on this graph are the corrected ones.

Utilizing Other Industrial Waste

FHI is going to actively utilize recycled materials discharged by industries other than the automobile industry. For waste materials generated in production plants, we are also promoting development of technology so that we can recycle and utilize the waste materials for automobiles, which are going to be produced. For example, we are recycling fishnets made of nylon resin used in the fishing industry as parts (engine covers) for the Legacy.

An Example of Utilizing Recycled Materials in the New Legacy



Engine cover
Door trim and sound insulation construction
Used fishnets (engine cover)
Recycled plastic bottle materials (door trim and sound insulation construction)
Pieces of cloth produced in the process of sewing clothes (trim's heartwood)
Recycled bumper materials (battery pan)
Waste of painted bumpers (bumpers)

An Example of Utilizing Recycled Materials in the New Minicar R2



Recycled bumper materials (universal joint cover)
Recycled bumper materials (undercovers)
Rear apron
Recycled plastic bottle materials (rear apron and sound insulation construction)
Waste of painted bumpers (bumpers)

Sales and Services

Environmental Efforts of Subaru Dealers

FHI is working on environmental issues with Subaru dealers as the Subaru team. The Subaru team is sharing the following goals with all Subaru dealers.

- Comply with environmental laws and regulations, etc., and further contribute to the environment of the local community.
- Continue to improve the environmental management systems to create environment-friendly dealers.

In order to promote these activities, each Subaru dealer has a person in charge of promotion and the secretariat in charge of promotion. In December 2003, people in charge of promotion from all Subaru dealers got together to share information.

Since the Law on Recycling End-of-Life Vehicles is going to be enforced in the near future, FHI has been preparing so that Subaru dealers will not delay in dealing with the law by explaining the requirements at dealers' meetings and encouraging them to attend the explanatory meetings held by the Japanese government and groups concerned.



Subaru dealers' meeting for people in charge of the promotion of environmental activities (December 2003)

Iwate Subaru Inc. Acquired ISO 14001 Certification

Iwate Subaru Inc. acquired ISO 14001 certification at its headquarters, (sales, service, used car, and administrative department etc.) in March 2004. The company has a policy for environmental activities that "we make efforts to realize a safe, affluent society where people and automobiles are in good harmony" and implements corporate activities with priority for environmental issues.



Headquarters of Iwate Subaru Inc.

Note: Chiba Subaru Inc. already acquired ISO 14001 certification in fiscal year 2002, the first among Subaru dealers.

Subaru Fukuoka PDI Center Established

Subaru Fukuoka PDI Center, which started operations in August 2003, is a place where new Subaru cars dealt by seven Subaru dealers in Kyushu are maintained before delivery. City water is used for the automatic car wash, but the discharged water is collected and 90% of it is recycled after separating oil and water by precipitating and passing through a filter.



Discharged water recycling device (Subaru Fukuoka PDI Center)

Disposal

FHI established an in-house system in 1973 to identify the materials used in plastic parts, ahead of the timetable for industry guidelines for the establishment of such systems. This system is very helpful when the company collects scrapped bumpers to recycle for use in other parts of vehicles. In fiscal 2003, we collected 37,700 scrapped bumpers from all over Japan, which is a 1% increase from the previous year.

The scrapped bumpers were recycled for use in other parts of Subaru as shown in the chart below.

Progress Made in Scrapped Bumper Collection


(Thousand bumpers)
40
35
30
25
20
15
10
5
0
'92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03
Fiscal year

Parts Produced from Scrapped Bumpers

Model	Parts
Legacy	Trim apron
	Battery pan
Impreza	Trim apron
	Rear gate trim
	Trunk trim
	Rear shelf
R2	Undercover
	Cover UJ
Pleo	Undercover
Sambar	Undercover
	Air guide

Disposal of End-of-Life Vehicles

FHI is working with companies that process end-of-life vehicles to conduct research and development for the improvement of recycling processes. The results of joint development are made public in order to contribute to the realization of a recycling-oriented society. Of course, these automobile manufacturing processes are reflected in the next-generation automobiles currently in the development stages.

We are also a manufacturer that develops and sells recycling machines, as well as being an automobile manufacturer. We will continue to make a strong effort to develop more effective system in the field of automobile recycling technology. The main technologies we are working on include one for preventing noise when the airbags activate in vehicles, one for recycling auto window glass, and one for recycling ASR.

We are contributing to the coming recycling society by taking advantage of our technology.


Automobile manufacturing technology
Environment engineering technology
Promotion of development in cooperation with dismantlers in various areas
Glass recycling technology
ASR recycling technology
Airbag processing technology

In order to avoid a self-satisfied way of thinking, we aim to achieve the best recycling methods by making evaluations in cooperation with other recycling companies.


Giving feedback on the review results
Developing new methods of ELV treatment and recycling
Reviewing and improving the economical efficiency of the methods
Aiming to realize an economic recycling society
Evaluation of the test results
Designating issues to solve
Demonstration tests of new recycling methods in cooperation with recycling companies

Airbag Activation in Vehicles

FHI is working toward the handling of airbags without dismantling. When airbags are activated in vehicles, noise of more than 100 decibels is usually created, which is equivalent to the sound of jet airplanes during takeoff. In order to protect the environment around the treatment plant and improve the working environment, we are developing a sound arrester.

To prevent the noise from leaking outside, a sound arresting sheet divided into seven parts for workability is glued with a rubber belt and made to cover a vehicle. The materials for the sound arresting sheet generally include lead, but FHI uses high-strength polyester for workability and recycling after use.



Airbag activation in vehicles

When sound arresting sheets are installed

Developing Auto Window Glass Recycling Technology

Most of the automobile shredder residue from scrapped automobiles is landfilled, but FHI believes that removing and recycling auto window glass, which currently accounts for approximately 20% of the shredder residue, will contribute greatly to waste reduction and bring certain advantages. In fiscal 2003, we collected about 78 tons of laminated windshield and door glass, and conducted experiments with higher accuracy than the previous year when we collected about 45 tons, in order to make materials for glass products.

FHI is also improving and developing tools for collecting glass and removing the plastic middle coat of laminated glass, which are essential for recycling, while considering a better method for collecting glass.

At present, we are working on an economical recycling system with the companies listed below. We will conduct joint studies with these dismantling companies, industrial tool manufacturers, and glass product manufacturers.

▷Dismantling Companies

Company Name	Location
Car Steel Co., Ltd	Maebashi City, Gunma
Nagano Automobile Recycling Center Co-op	Tobu Town, Nagano
Ibajihan Recycling Center Co., Ltd.	Minori Town, Ibaraki
Tsuruoka Co., Ltd.	Oyama City, Tochigi
Metal Recycling Co., Ltd.	Kawashima Town, Saitama
Showa Metal	Koshigaya City, Saitama
Keiaisha Co., Ltd.	Yokohama City, Kanagawa
Renaissance Co., Ltd.	Kimitsu City, Chiba
Nippon Auto Recycle Co., Ltd.	Toyama City, Toyama
Sanomaruka Co.	Fujinomiya City, Shizuoka
Mitsui Bussan Raw Materials Development Co.	Sakai City, Osaka
Shinsei Co., Ltd.	Minamikawachi-Gun, Osaka

▷Tool Manufacturers

Company Name	Location
Makita Corporation	Anjo City, Aichi
Lobtex Co., Ltd.	Higashi-Osaka City, Osaka

Glass Recycling Process


Collecting glass from ELVs
Collecting windshields
Collecting door glass
Reprocessing and removing foreign material
Crushing windshields and separation of resin film
Visual separation
Transportation
Recycling to glass products
<Possible glass products>
· Glass sheet for automobiles or building materials
· Glass wool, etc.

Developing ASR Recycling Technology

FHI is endeavoring to recycle shredder dust using the small, low-cost ASR Pre-Processing Separating System, which was developed and made practicable last year. We are developing technology for making solid fuel from light substances such as polyurethane foam, plastic and fiber, and for improving the heat efficiency of thermal recycling and security by effective cleaning and dust removal of the overheated steam used for separation.

Effects of Cleaning and Dust Removing of the Overheated Steam Used for ASR Separation

(Unit: mg/g, ICP analysis)

Substances measured	Amount included before separation	Amount included after separation	Amount removed	Removing ratio(%)
Natrium [Na]	0.48	0.20	0.28	53.8
Copper [Cu]	0.11	0.04	0.07	63.6
Zinc [Zn]	8.40	3.27	5.13	61.1
Iron [Fe]	7.49	2.12	5.37	71.7
Aluminum [Al]	1.13	0.37	0.76	67.3
Lead [Pb]	0.025	0.015	0.01	40.0

ASR Treatment Flow Chart


ASR
Input device
Grading selector
Blower
Volumetric feeder
Dust collector
Steam boiler
Separating duct
Cyclone separator
Striking separation
ASR Pre-Processing Separating System
Materials
Heavy metals in harnesses
Separator
Dust and glass crumbling
Fuel
RPF
Paper, resin, film sheet, etc.
Separator
Dust and dirt
Landfill

Sample of solid fuel
(diameter: 6 mm, length: 20 mm)

Logistics

FHI is working to improve transportation efficiency, reduce packaging materials, and promote recycling, as well as reduce the environmental impact in all areas of logistics, including the transportation of completed automobiles, service parts, and overseas knockdown parts. The transportation of completed automobiles is mainly done by Subaru Physical Distribution Company, one of our affiliates, and the shipping of parts assembled in overseas plants is done by Subaru K.D. Logistics Co., Ltd., which is also one of our affiliates.

Reducing Environmental Impact of Transportation of Completed Automobiles

(Subaru Physical Distribution Company)

Subaru Physical Distribution Company transports completed automobiles and parts, and inspects automobiles before delivery. "Care for the Global Environment" is one of its operational issues. The company acquired ISO 14001 certification in February 2004.

The company is promoting activities for energy saving and improving the quality of logistics in collaboration with Subaru transportation companies. Subaru transportation companies perform energy-saving activities from the sides of management and practice by means of controlling drive by operation reports, as well as actively working on energy-saving driving, stopping idling, and automobile maintenance.

Training for Energy-Saving Driving

In November 2003, the training for energy-saving driving was provided to 20 drivers from 12 companies under the joint sponsorship of Subaru transportation companies, Subaru Physical Distribution Company, and related manufacturers. After listening to an explanation about techniques for energy-saving driving, the participants practiced under the direction of instructors. Participants were told that energy-saving driving prevents traffic accidents, protects the global environment, and reduces costs.



Training for energy-saving driving

Joint Transportation

Joint transportation with other transportation companies reduces the number of trucks used. In fiscal 2003, the number of automobiles transported by other companies increased by 12% compared with the previous year.

Reducing Environmental Impact of Transportation of Service Parts

(Subaru Parts Center)

Reducing CO_2 Emissions by Changing Transportation Methods

The Subaru Parts Center reduced CO_2 emission by changing the mode of transportation of repair parts to the Hokkaido region from ship to train, and to the Kyushu region from truck to train.

Reducing the Amount of Packaging Materials by Changing Packaging Specifications

The Subaru Parts Center improved the packaging specifications for disc wheels to be shipped to foreign countries and eliminated 2,270 kg of cardboard boxes for packaging.



Disc wheel packaging before the action



Disc wheel packaging after the action

Wooden boxes for engines and transmissions were changed to cardboard boxes and 7,869 kg of wood was saved.



Before the action (wooden boxes)



After the action (cardboard boxes)

Expansion of Reuse of Cardboard Boxes

Cardboard boxes for small parts are used repeatedly by Subaru dealers in regions where exclusive trucks deliver them. The number of dealers that reuse cardboard boxes increased.

Reducing Packaging Materials for Overseas Knockdown Parts

(Subaru K.D. Logistics, Co., Ltd.)

Changing Packaging Materials to Recyclable Ones

Cushioning materials (foam materials) for precision parts used to be buried in landfills. Subaru K.D. Logistics Co., Ltd., changed the cushioning materials for packaging large engine parts, such as engine cylinder blocks, cylinder heads and crankshafts, into recyclable ones and started recycling.

Reducing Rustproof Sheets and Dehumidifying Materials

Since engine parts easily get rust, rustproof sheets and dehumidifying materials are used. Subaru Logistics tries to reduce these materials to the extent possible by repeatedly conducting antirust examinations.

Activities of Affiliated Companies —Domestic Companies—

Domestic Affiliated Company Subcommittee

FHI periodically convenes an Environmental Problems Meeting with seven of our affiliated companies*1 (excluding Subaru dealers) that have significant environmental impacts in their manufacturing or transport businesses as the Domestic Affiliated Company Subcommittee in the Production Environment Committee, one of the subcommittees in the FHI · Corporate Environment Committee. We guide and support establishment of each company's environmental management system to reduce the environmental impact, which has brought results such as waste reduction and energy saving.

Sales Volume Breakdow


Total sales of the seven affiliated companies: 6.4%
Total sales volume: ¥1,001.5 billion
FHI: 93.6%


Greeting by Mr. Arasawa, executive vice president and chairman of Corporate Environment Committee


Environmental Problems Meeting held at Kiryu Industrial Co., Ltd. (February 2004)

These meetings have been held in the respective affiliated companies. The employees of other companies can learn from each other through presentations about each company's environmental preservation activities and see their plants. Meetings were held at Fuji Robin Industries Ltd. in June 2003; Subaru Physical Distribution Company and Subaru K.D. Logistic Co., Ltd., in September; Yusoki Kogyo K.K. in November; and Kiryu Industrial Co., Ltd., in February 2004, which means that the meetings have been held in all participating companies.

In April 2004, FHI had a liaison meeting with four relatively large affiliated companies, which were not related to manufacturing, and started working on environmental preservation activities as a group.


Meeting held in Yusoki Kogyo K.K. (November 2003)


Plant tour in Yusoki Kogyo K.K.

Acquiring ISO 14001 Certification

In fiscal 2003, Subaru Physical Distribution Company and Ichitan Co., Ltd., acquired ISO 14001 certification. This means four out of seven companies in the Domestic Affiliated Company Subcommittee have already obtained ISO 14001 certification and the rest of the companies are working to acquire ISO 14001 in fiscal 2004.

An Example of Activities by Affiliated Companies (Ichitan Co., Ltd.)

Ichitan Co., Ltd., is a forging manufacturer whose processing field includes hot forging, cold forging, hot-cold forging, and machine processing. In order to respond to increasing public concern for environmental issues, the company decided to play an active role in global environmental conservation and improvement of the environment in plants in October 2001.


Ichitan Co., Ltd.

The company acquired ISO 14001 certification in March 2004 and is now working on continuous improvement of environmental conservation activities including energy savings and zero emissions through four section meetings. The plant uses a huge amount of energy to heat steel products to about 1,250 degrees Celsius in the hot forging process. Heat consumption per production goals were set up for each press line, and all employees are working on energy saving activities. In the largest 4,500-ton press line, the company reduced the amount of electricity use by 10% compared with the previous year by reviewing heating conditions and by reducing facility shutdown due to problems. This is almost equivalent to the amount of electricity used in 200 homes every month.


Ex-waste station transformed into green space

Also, the company changed the location of the waste station, which used to be in the back of plants, and set up waste carriages that were directly linked to each workplace. This enabled easier transportation of waste and created green space, eventually contributing to environmental conservation. Based on the net navigation system possessed by the membership of professional institutions, the new environmental management system of Ichitan Co., Ltd., is rational and effective, including environmental education on the Net.

*1. Seven affiliated companies related to manufacturing and transportation
Yusoki Kogyo K.K.: Manufacture and sales of trailers, crane trucks, construction materials, and automobile parts
Fuji Robin Industries Ltd.: Manufacture, service, and sales of agricultural/forestry equipment, engines, and fire pumps
Fuji Machinery Co., Ltd.: Manufacture and sales of automobile parts, industrial machinery, and agricultural transmissions
Ichitan Co., Ltd.: Manufacture and sales of forged parts for automobiles and industrial machinery
Kiryu Industrial Co., Ltd.: Manufacture of Subaru specially equipped automobiles and logistics control of Subaru automobile parts
Subaru Physical Distribution Company: Shipping and land freight for automobiles and their parts
Subaru K.D. Logistic Co., Ltd.: Packaging and delivery of production machinery and parts for overseas

Actual Achievements of Seven Affiliated Companies in Fiscal 2003

Environmental Accounting and Environmental Performances

As for waste reduction, energy savings and reduction of CO_2 emissions, the environmental costs were reduced by about 10% compared to the previous year, and the environmental impact was also steadily reduced, which we believe is a good trend. The environmental costs were reduced by about 4% including prevention of pollution costs throughout the entire production stage. The amount of PRTR chemical substances used increased mainly due to increase in the amount of paints used for the growing production of trailers (51% increase compared with the previous year) at Yusoki Kogyo K.K. We are going to make efforts to reduce these substances.

(Actual achievements in fiscal 2003, from April 2003 to March 2004, were calculated based on the FHI's Environmental Accounting Guidelines. See p. 13–14 regarding FHI's environmental accounting.)

Environmental costs				Economic effects		
	Cost category (Text in the [ ] is a cost category in "Guidelines by Ministry of Environment"*1)	Amount (¥million) Fiscal 2003	Amount (¥million) Fiscal 2002	Details	Amount (¥million) Fiscal 2003	Amount (¥million) Fiscal 2002
Costs for reducing environmental impacts (production stage)	Waste treatment and recycling, waste reduction [①-3]	129	140	Reduced costs through waste control and treatment methods changes, profit from the sales of materials obtained from recycling	132	96
	Energy conservation, CO_2 emissions reduction [①-2]	33	37	Reduced energy costs	9	29
	Pollution control such as wastewater and exhaust gas treatment [①-1]	85	79	Reduced costs from replacing cleaning agents (chemical agents)	0	0
	Total costs to reduce environmental impacts	247	256	Total savings from environmental impact reduction effects	141	125
Investment costs	Education, ISO 14001 related matters, investigation, and others [③]	61	64	–	–	–
	Product research and development [④]	110	112			
	Total investment costs	171	176	(Total investment effects) N/A for the time being	0	0
Other costs	Cost increment for material changes, measures for end-of-life products, social contribution, environmental measures, and others [②⑤⑥⑦]	18	41	Reduced costs by changing raw materials Virgin material procurement costs reduced by using recycled materials	0	0
	Total other costs	18	41		0	0
Total cost		436	472	Total other effects	141	125

Environmental performance (quantitative effects)			
Category	Unit	Fiscal 2003	Fiscal 2002
Total amount generated	ton	12,787	14,692
Amount of waste generated	ton	914	1,307
Amount of landfill	ton	374	401
Amount of energy used (crude oil equivalent)	KL	17,857	18,562
Energy consumption per production	KL/¥100 million	36.91	43.48
CO_2 emissions	ton	30,271	31,548
PRTR chemicals*2			
Amount handled	ton	150	131
Amount released and transferred	ton	89	70

*1. Cost categories in "Guidelines by Ministry of Environment"
① Business area costs
①-1 Pollution control cost
①-2 Global environmental conservation cost
①-3 Resource circulation cost
② Upstream and downstream cost
③ Management activity cost
④ Research and development cost
⑤ Social activity cost
⑥ Environmental damage cost
⑦ Other costs

*2. PRTR chemical: Only amounts exceeding one ton a year were calculated (exceeding 0.5 tons a year for Specified Class 1 Designated Chemical Substances).

Environmental Cost


Total costs of the seven affiliated companies: 1.7%
Total costs: ¥25,479 million
FHI: 98.3%

Total Amount Generated including Waste


Total amount of the seven affiliated companies: 14.4%
Total amount: 88, 704 tons
FHI: 85.6%

Amount of Waste Generated


FHI: 16.6%
Total amount: 1,096 tons
Total amount of the seven affiliated companies: 83.4%

Amount of CO_2 Emitted


Total amount of the seven affiliated companies: 11.3%
Total amount: 267,000 tons
FHI: 88.7%

PRTR

Substances marked with * are Specified Class 1 Designated Chemical Substances. (Unit: Tons per year)

Code	CAS No.	Name	Fiscal 2003 Amount handled	Fiscal 2003 Amount released	Fiscal 2003 Amount transferred
40	100-41-4	Ethylbenzene	6.39	3.53	0.07
63	1330-20-7	Xylene	61.89	35.64	0.92
68	103-23-1	Chromium(III) compounds	3.21	0.64	2.57
69*	none	Chromium(VI) compounds	4.45	0	0
227	108-88-3	Toluene	72.89	44.28	1.27
299*	71-43-2	Benzene	0.93	0	0
	Total		149.76	84.09	4.83

Amount of PRTR Chemical Substances Released and Transferred


Total amount of the seven affiliated companies: 6.6%
Total amount: 1,341 tons
FHI: 93.4%

Note: Only amounts handled in each company subject to the PRTR Law and exceeding one ton a year were calculated (exceeding 0.5 tons a year for Specified Class 1 Designated Chemical Substances).

Activities by Affiliated Companies — Overseas Companies —

FHI and five affiliated companies in North America (SIA, SOA, RMI, SCI, SRD)*1 established the North American Environment Committee (current chairman: Mr. Oikawa, president of SIA) under the Corporate Environment Committee and held the first meeting at SIA in June 2003 with attendance of Mr. Hanada, senior executive vice president and chairman of the Corporate Environment Committee at that time. Since then, we have had meetings in October 2003 (second meeting) and February 2004 (third meeting) and started global environmental efforts such as reporting environmental conservation activities at each company and discussing future plans. The third committee meeting was held with Mr. Arasawa, executive vice president and chairman of the Corporate Environment Committee.

RMI has endeavored to construct its environmental management system just after the establishment of the North American Environmental Committee and obtained ISO 14001 certification in November 2003.

*1. SIA: Subaru of Indiana Automotive, Inc.
SOA: Subaru of America, Inc.
RMI: Robin Manufacturing U.S.A., Inc.
SCI: Subaru Canada, Inc.
SRD: Subaru Research and Development, Inc.
See p. 5 for locations and other information about these companies.



The third meeting of the North American Environment Committee (at SIA in February 2004)



Mr. Arasawa, executive vice president, attending the meeting of NAEC (listening to explanation of a plaque, which was presented to SIA when they got the award related to environmental activities)

Activities of SIA

SIA is a production base of Subaru automobiles in the United States and acquired ISO 14001 certification in 1998.

SIA also implements activities in consideration of natural environment in its factory. In 2002, the company was designated a Wildlife Habitat by participating in the Backyard Wildlife Habitat Program*2 sponsored by the National Wildlife Federation. The federation appreciates that the environment in the SIA factory contributes to the protection of wildlife such as wild birds.

*2. Backyard Wildlife Habitat Program: A program for households and companies promoted by the National Wildlife Federation. It encourages the environmental design of residential or business areas, which provides wildlife with places where they can feed and get water; thereby achieving an environment where human beings and wildlife can live together.


SUBARU of INDIANA AUTOMOTIVE, INC.

SIA (production base of Subaru automobiles)

Environmental Performances of SIA

Trends in Amount of Waste Landfilled

SIA has been conducting continuous recycling activities such as separation of waste. In 2003, a large amount of waste landfill was reduced by starting the recycling of paint sludge. (See p. 49 for details of paint sludge recycling)

Trends in Amount of Waste Landfilled in SIA


(Tons)
Amount of waste landfilled
6,000
5,000
4,000
3,000
2,000
1,000
0
5,380
4,180
4,640
4,130
3,310
1,010
'98
'99
'00
'01
'02
'03 Year

Trends in Amount of CO_2 Emitted

SIA has conducted meticulous energy-saving activities such as reducing the number of lights in walkways. Furthermore, it has reduced the amount of CO_2 emitted by optimizing the operating hours of driers for paint sludge.

Trends in Amount of CO_2 Emitted in SIA


(Thousand Tons)
Amount of CO2 emitted
140
120
100
80
60
40
20
0
100
111
117
105
95
84
'98
'99
'00
'01
'02
'03 Year

Activities to Reduce Waste

Paint Sludge Recycling

Paint sludge generated in the process of painting is generally landfilled, but SIA recycles it instead of burying it in landfills. Generated paint sludge is moved to the vendor to be dried and mixed with plastic and is then recycled as parking lot bumpers and guard rail block absorbers. Through recycling, SIA has prevented 709 tons of paint sludge from being disposed of in a landfill in 2003.



Parking lot bumpers made from recycled paint sludge

Recycling of Solvent

Solvent used in the process of painting is processed and recycled with a solvent recycling unit. This unit collects used solvent in a pot, separates the solvent from paints and foreign particulates by heating and vaporizing, and cools it into liquid to reproduce solvent ready for use. SIA is one of the few, unique companies in the United States which own this system.

The closed loop recovery unit eliminates any chance for fugitive emissions to escape while handling and transferring the solvent. SIA began using this system in 2002 and recycled 305 tons of solvent in 2003.



Solvent recycling unit

SIA received the Governor's Award for Environmental Excellence in Indiana

SIA received the Governor's Award for Environmental Excellence 2003 for Recycle and Reuse from the Indiana Department of Environmental Management. The state government of Indiana appreciated the fact that SIA contributed to a reduction in the amount of landfill by recycling about 87% of waste (55,000 tons) generated within the company from 2001 to 2002.



Mr. Kernan, governor of Indiana (center) and SIA staff responsible for the environment

Activities of RMI

RMI assembles multipurpose engines, ATV engines and processes parts. RMI acquired ISO 14001 certification in November 2003.



Staff worked to acquire ISO 14001 certification (right in the second line: Mr. Toda, president of RMI)

Energy Saving Activities by Improving Thermal Protection System on the Roof

RMI installed thermal protection layers, which is about 2 inches thick and coated white, on the thermal protection materials of the plants' roof. The thermal protection layers keep the building cool in the summer and reduce the amount of gas consumed for heaters in the winter. It is expected that this improvement will reduce 15% of gas consumed at RMI.



Installing the 2-inch thick thermal protection layers on the roof

Introduction of Returnable Cardboard Boxes

Cardboard boxes used for packaging of knockdown parts sent from Japan were changed into returnable boxes. Also, RMI started using returnable pallets as well as changing wall surfaces, partitions, and inner sheets of the box into reusable plastic.



Returnable cardboard box



Returnable pallet (wall surfaces can be used repeatedly)

Activities of SOA

SOA is a sales base for Subaru automobiles in the United States. SOA and the Subaru of America Foundation have been working on social contribution activities on environmental issues.

Wall Painting in Camden City, New Jersey

The picture below is a mural called "I Saw a City Invincible" in Camden City, New Jersey. Cesar Viveros, a mural painter, painted it for a project of the Perkins Center for the Arts. Landscaping activities such as creating wall painting works in selected sites are conducted in Camden City every year. Another new wall painting was finished in 2003 with the financial support of the Subaru of America Foundation.



Wall Painting in Camden City

Green Reach Activity

Green Reach is an outreach program of Denver Botanic Gardens (Denver, Colorado). It encompasses three programs: Cultivation Cruiser, Growing Classroom, and Wintergreen. The Cultivation Cruiser outreach program is geared toward grades K–12 and is sponsored by SOA. The program is offered free of charge to schools in the Denver Metro area and offers hands-on learning, discussions, and planting activities to teach students a particular theme and green activities. Since its inception in February 2002, more than 500 classroom visits have been made, reaching more than 11,000 students.



Subaru automobiles for social contribution activities of the Denver Botanical Garden

Activities of SCI

SCI is a sales base for Subaru automobiles in Canada. The company started rebuilding engines and automatic transmissions in 1996, and has promoted recycling of resources and cost reduction. Rebuilt transmissions used to be transported in wooden crates, but the crates could be used only once or twice. Then, SCI chose plastic containers which can be used twenty to twenty-five times and consequently reduced the amount of scrapped wooden crates. SCI is now developing plastic containers for rebuilt engines that will be made practicable soon.





Introduced containers for rebuilt transmissions

Activities of SRD

SRD is a research base for Subaru automobiles in the United States. SRD set up goals of 2003 environmental activities, and worked on improvement in the recycling ratio and reduction of landfills by further separating waste, optimizing preset temperatures for air conditioners in the office, and reducing energy used by reviewing exhaust emission measuring devices. As a result, SRD successfully reduced the total amount of waste from 7.1 tons to 1.8 tons.



Mugs are used instead of paper cups to reduce waste.


II
Social Report

Compliance

In order to become a company trusted and supported by society, FHI makes group-wide efforts to ensure compliance with laws and regulations. Our basic compliance policy is provided for by the Compliance Regulations, as follows.

We regard corporate compliance as one of the most important tasks for management. We strongly recognize that our company-wide efforts toward regulatory compliance make for a solid management foundation, and therefore, we carry out open and fair corporate activities in compliance with social norms, as well as all laws and regulatory requirements and internal regulations for corporate activities.

Basic Concepts

Corporate Code of Conduct/Conduct Guidelines

FHI has established the Corporate Code of Conduct (see p. 7) and Conduct Guidelines (23 items in total) as the standards to ensure compliance with laws and regulations. These are described in detail in the Compliance Manual, which all company officials and employees carry, in order to ensure legal and regulatory compliance in their daily actions.


コンプライアンス
マニュアル

Compliance Manual

Compliance Declaration

In May 2003, FHI President, Kyoji Takenaka issued a message titled "Toward further enhancement of company-wide compliance activities." In the message, he declared that he would take the initiative to ensure that he and all employees will comply with laws and regulations in order that FHI will continuously grow to become a company trusted by society.

Organization and Operation

Compliance Regulations

FHI established the Compliance Regulations in 2001. These regulations contain basic compliance policies, which provide for the system, organization, and operational methods related to corporate compliance. The Compliance Regulations are established with the approval of the Board of Directors.

FHI's Compliance System/Organization and Operation

A Compliance Committee has been established as a company-wide committee organization to promote corporate compliance. The committee conducts deliberations and discussions, renders determinations, and exchanges information on key compliance issues. The director responsible for the legal affairs department serves as chairperson

of the committee, and the committee members are officials responsible for management of the respective departments. Every year, each department devises a compliance implementation plan (Compliance Program) to enhance corporate compliance, and takes the initiative to advance continuous and systematic implementation activities.

Compliance Hotline System

In February 2003, FHI established the Compliance Hotline System as a bypass communication route, providing employees with a direct route for reporting any detected problems with compliance. Within organizations, the basic flow for reporting, communications, and consultations is supposed to be from the bottom up. However, if the communication flow does not work well under some circumstances, the Hotline System can be used as a supplementary communication route. The Compliance Hotline Desk that is set up in the company receives the report directly from the employee, and investigates and handles the matter. The name and department of the employee who reported the matter are processed with strict confidentiality, unless the employee agrees otherwise. Due consideration is given to ensure that the employee does not suffer any disadvantage by reporting compliance problems.

Compliance Hotline


Send report in writing by mail (in principle)
Compliance Hotline Desk
In the event that your supervisor does not properly handle the compliance problems that you have reported or discussed, or in the event that for some reason you cannot notify or consult with your supervisor:
*Consultations or complaints about problems relating to sexual harassment should be directed to Sexual Harassment Consultation Services.
Basic route for reporting and consulting
Employee
Compliance problem
Your supervisor, etc.

Fiscal 2003 Results of Activities

Examples of FHI Efforts to Ensure Corporate Compliance

Providing Compliance Education and Training Programs

Compliance education and training must be provided continuously and systematically so that each official and employee maintains a high level of awareness of compliance and ensures compliance with laws and regulations in his or her daily actions.

Again in fiscal 2003, we offered to each level and department educational training for compliance and an education program of legal practice, through a variety of educational courses organized by our legal department and personnel/training department. More than 3,700 officials and employees in group companies took these courses throughout the year. In addition, as voluntary activities for each department, we provided further practical training tailored to the actual work of each department, such as courses on the labor laws, the antimonopoly act, and tax and accounting rules.


Training program

Providing Compliance Information/Education Activities

Our legal department, environmental department, and personnel department actively distribute a wide variety of information to help raise awareness of corporate compliance. Such information includes an explanation of laws and rules and information on revised rules, as well as examples of incidents and accidents involving corporate ethics either within or outside the company. In fiscal 2003, we continued to provide information via company newsletters and our intranet, and introduced more accessible compliance information and more practical information on revised laws.

Development and Distribution of Compliance Education Tools

As a new compliance promotion tool, we compiled a book by choosing issues that must be handled carefully, issues requiring difficult judgment, and matters that you should be aware of as an individual and as an employee in your everyday work situation. This booklet, titled 100 Cases of Compliance Issues, presents questions and answers for cases that could be happening around you. These booklets were distributed to all officials and employees of the group companies. The 100 cases have been introduced to companies outside our companies, in order to make a contribution to raising awareness of compliance with laws and regulations in society.


100 Cases of Compliance Issues

Compliance with Antimonopoly Act

The revised version of our Antimonopoly Act Compliance Manual was issued and explained to all employees. This manual, which was issued for the first time in 1991, provides an explanation of the antimonopoly act and instructions for business operations. With regard to the Act against Delay in Payment of Subcontracts, which was revised in April 2004, we reported the revised details to all employees and prepared to ensure compliance with the act.

Activities toward Group Compliance

In order to ensure compliance with laws and regulations, FHI and affiliated companies and dealers must make systematic, group-wide efforts. FHI offers group companies assistance and guidance to proceed with compliance activities. For example, we send our employees as trainers for compliance training to each company, and prepare and provide handbooks and textbooks. Thus, FHI group companies make group-wide efforts to ensure compliance with laws and regulations.

Developing Safe Automobiles

Policy of Developing Safe Automobiles

When developing automobiles, Subaru makes safety number one on our priority list. On the basis of our philosophy, "Think. Fee. Drive." we aim to succeed in developing human-friendly cars. Subaru has established its own safety standards based on our policies:1) active adjustment to the social environment, 2) investigation of accidents and customer needs, and 3) pursuit of state-of-the-art safety technologies. With these policies, we approach development of safety systems from both the standpoint of active safety to avoid accidents and the standpoint of passive safety to minimize damage.

Subaru's Development Philosophy

Drive

Impression

Safety

Environment

High-level integration of "drive," "safety," and "environment" will create a product that will touch your heart.

Pursuing the Development of Safe Automobiles

With the concept of "active driving, active safety," Subaru has been advancing high-performance AWD that can provide drivers with safe, comfortable, and fun driving on any road. With our belief that attaining ideal driving dynamics will lead to safety, Subaru has developed passive safety technologies to ensure safety in the event of an accident, as well as sophisticated active safety technologies to prevent accidents.

With its state-of-the-art technologies, Subaru is pursuing development of automobiles, aimed at enhancing total safety performance through working on both environmental conservation and safety issues.

Subaru's Concepts of Safety


Safety comes first under all circumstances
Safe
Dangerous
Accident
Spread of damage
The key is the process before the accident
Compensate for the driver's mistakes
Protecting passengers and pedestrians
Comfort
Remove driver irritations. Drivers should feel secure and comfortable when driving. Provide peace of mind and create an environment that prevents drivers from making mistakes that could lead to accidents.
Precautions for safety
Transfer information to drivers immediately and accurately. Provide necessary information so that drivers can carry out operations to preclude accidents, or preclude accidents through automatic systems.
Avoiding accidents
Make sure to handle disturbances correctly and to avoid dangerous situations. Driver's operation to avoid dangers should be assisted.
Collision safety
Secure passenger's safety in the event of an accident. Secure safety for collisions from any direction, in any seat, at any speed, and in any driving mode, as well as against large-sized vehicles, and for pedestrians.
Preventing spread of damage
When an accident occurs, handle the accident immediately through rescue operation, and other necessary actions, to prevent secondary accidents.

"Subarus' Driving, Safety, and Environment" Road map


X-By-Wire
Intelligent control
Driving
Innovation of sensors and LAN
New AWD system
HEV sports
Safety
VDC
Accident reduction technologies
Environment
Ubiquitous
ADA
New power sources
Information
Boxer engine
Environmental responsive U-LEV
Telematics
Symmetrical AWD

Active Safety

Subaru values driving dynamics, not simply because we want to drive faster, but because we aim to improve the driver's ability to avoid accidents and preclude accidents by improving on our automobile's basic performance: drive, turn, and stop. With our own technologies, such as ADA, Subaru is working to develop systems that will contribute to reducing accidents, through which the automobile warns the driver to watch out for imminent danger. Thus, Subaru offers performance called "safety" to our customers, through our continued efforts to improve the basic performance of automobiles and through active pursuit of advanced technologies.

○Subaru ADA*[1]

The Subaru ADA, an integrated system consisting of a stereo camera and a millimeter wave radar, recognizes a wide variety of traffic conditions in front of the driver, even in bad weather.

The ADA provides on-target assistance to the driver's recognition and judgment, and helps the driver feel more comfortable and less fatigued.



Millimeter wave radar



Stereo camera

*1. ADA: Active Driving Assist

Passive Safety

Subaru's concept of passive safety is to help ensure passenger safety inside the car, and also to minimize the damage that automobiles inflict on society. Giving extra consideration to protecting oncoming cars, bicycles and motorcycles, and pedestrians, Subaru develops cars on the basis of our safety concept of "Compatibility," allowing Subaru's automobiles to attain safety in a wide range of aspects.

○Frontal Collision Compatibility

If your vehicle crashes with a larger or heavier vehicle, your car tends to receive greater impact. To ensure safety for both sides even in such a case, Subaru has been developing automobiles from broad perspectives: a body structure that effectively absorbs impact, a strongly constructed cabin that protects the passenger compartment, and a restraint system that safely restrains passengers.



Frontal collision compatibility



Frontal collision compatibility (overhead photograph)

○Pedestrian Protection

Pedestrians are in the vulnerable position in the automobile-dependent society. Subaru first recognized this issue, and has been pursuing the development of vehicles, especially bumpers, hoods, and fenders, that take pedestrian safety into consideration.

▷Consideration for Pedestrian Safety


Changing the location of the engine mounting has widened the space that absorbs impact between the front hood and engine.
Raising the top of the strut of the front suspension has widened the distance from the front hood.
Collapsible wiper
Shock absorbers are built in the front surface and in the skirt of front bumpers.

Shock absorbing Structures are built into the upper parts of fenders.

The front hood hinges are designed to absorb shocks.

Development of Human-Friendly Automobiles

TransCare Series

Subaru has been manufacturing and selling vehicles called "TransCare," vehicles for the disabled, since 1982. "TransCare," a word coined from "Transportation" and "Care," was registered in 1997 as the trademark for Subaru's vehicles for the disabled. Subaru will focus its effort to develop laborsaving devices that can be easily used by both caregivers and care-receivers.

Outline of Vehicles for the Disabled

Subaru offers a wide selection of TransCare automobiles, from the zippy Sambar, a van-type minicar, to the Legacy, a standard car for enjoying long-range drives. In fiscal 2003, Subaru released TransCare Wing Seat*1 series for the Legacy and the R2 (minicar) simultaneously with launch of their new models.

*1. Wing Seat: A rotating front passenger seat to allow for easy loading and unloading of passengers.



Legacy TransCare Wing Seat: The Legacy Wing Seat and the R2 Wing Seat place emphasis on providing a comfortable seating area, with an electrically operated seat slide.

Also, in response to the increasing demand for wheelchair accessible vehicles, our van type minicar Sambar offers an electrically operated wheelchair lifter*2 that allows for loading and unloading of passengers in wheelchairs. We also offer a type equipped with a stretcher,*3 which allows for loading and unloading of passengers who are lying down.

*2. Wheelchair lifter: This is Japan's first wheelchair lift that uses the "Side-lifting System" (introduced in November 2003). This Wheelchair Lifter is an electrically operated lift that provides passengers security and safety by loading and unloading them from the side of the car, instead of from the road.

*3. Stretcher: This is a bed with wheels to carry patients who are lying down. Subaru's Sambar is Japan's first van type minicar that is equipped with a stretcher (introduced in November 2003).



Sambar Van, Dias: Side-lifting System is used.

Sales Results of TransCare Series

With an aim of "sharing the happiness of living with cars with all people," Subaru develops and distributes vehicles for the disabled so that disabled and aged people can enjoy a safe, comfortable ride. Our sales results are shown below.

Sales Results of Subaru TransCare Series


(Number of cars)
Standard (Small) cars
Minicars
800
600
400
200
0
Sales volume
523
410
501
537
504
'99
'00
'01
'02
'03
Fiscal year

For Customer Satisfaction

Subaru Customer Center is where Subaru provides customer services under FH's quality policy.

The Subaru Customer Center consists of a customer relations department where we receive questions and suggestions from customers, a CS promotion department for ensuring a high level of customer satisfaction, a service department, where a variety of service plans are developed to secure comfortable driving for customers who have purchased Subaru cars, and the Fuji Training School, which serves to provide education for Subaru dealers.

Quality Policy	FHI considers customer satisfaction as the first priority and will work constantly to improve products and services to provide world-class quality.

Customer Relations Department

Within the customer relations department, the Subaru Customer Center has been established to gather the firsthand views of our customers. Since communication is exchanged mainly by means of telephone and letters, we ensure quick and on-target responses to inquiries and consultations from our customers, based on our action policy of promptness, sincerity, attentive listening. In the case of questions that cannot be handled immediately, we provide responses after consulting with related departments and Subaru dealers.

Market phenomena and requests and suggestions from our customers are released in internal reports issued weekly/monthly/semi-annually/annually. We believe that making use of feedback from our customers for corporate activities eventually leads to development of products and services that satisfy our customers. We believe that customers' voices represent their expectations for Subaru. Therefore, we would like to continue to serve our customers through good communication with each one and to be a company that makes our customers feel great about our relationship.

Results of Fiscal 2003 Activities

The team dedicated to customer consultation services has been providing services since its establishment in May 1982. In fiscal 2003, the number of consultations we received drastically increased, due to introduction of the new models of Legacy and R2 into the market. We received a total of 46,000 inquiries, and among them, 5,600 items were problems that were pointed out. A total of 42,000 inquiries (90%) were made by telephone, and 2,000 (5%) were made through letters. Since we began receiving inquiries by e-mail this May, 2,000 (5%) inquiries have been made by e-mail.

▷Relationships with Customers (Domestic)



Customers
Inquiries and suggestions from customers
Information
Questionnaires for customers
Dealers
Subaru Standard
Subaru Follow-up System
Quality information
Recall information
FHI
Subaru Customer Center
Subaru Customer Center
Customer relations department
CS (Customer Service) promotion department
Service department
Fuji Training School
Quality information
Recall information
Information
Information
(Internally oriented departments)
Sales & marketing department
Engineering department
Manufacturing department
Others
Incorporate customer's opinions into products, quality, and sales
Quality assurance department

CS (Customer Service) Promotion Department

We, as the Subaru team that includes dealers, as well as all divisions and departments within the company, aim to provide the highest level of satisfaction to our customers. Customers' opinions that we have received through dealers and market trend surveys are incorporated into products, quality, and sales via related departments. When we receive particularly notable opinions through surveys on products and quality, we may send engineers to visit the customer to gather more details in an interview.

Fiscal 2003 Results of Activities

○Domestic Dealers

Immediately after the Legacy was launched, we began to conduct customer satisfaction surveys every year to listen sincerely to the voices of our customers, and we have incorporated the results of the surveys into the improvement activities of customer services and equipment at dealers. In response to establishment of the Subaru Standard, an action standard for dealers, all dealers are committed to providing equal quality services with customers, anytime and anywhere. The results of surveys that have been conducted for more than ten years show that we have steadily increased customer satisfaction. After the launch of the new models, Legacy and R2, in fiscal 2003, we conducted surveys among an extensive scope of customers who bought minicars and customers who went through the first car inspection, and as a result, we found new challenges.

Also, in order to further enhance our customer services, we are providing all dealers with educational activities through an information journal "COMPASS," and are developing the Good Smile CS Campaign.

○Dealers in the U.S.

In order to raise the service level of dealers, Stellar Performers have been developed, which is a system for evaluating the performance standards that each dealer has established for items in categories such as sales, services, and facilities. FHI has been conducting its own customer service surveys in order to enhance improvement activities at each branch and providing customer service training for employees of dealers.



From the Information Journal COMPASS

Report from the Branch that Came Out on Top in Customer Satisfaction Surveys

~ Nagoya Subaru Odaka Branch ~

Our turning point was a meeting that we held after receiving severe evaluations;

"What was wrong?" As we were talking about it, we were all blaming other people or the work environment. After the branch manager said, "It's not that. Customer service equals people. We are to blame for this!" we started openly discussing "what we have to do now," and continued through the middle of the night.

Good Smile CS Campaign

From the moment we welcome customers to the moment we see them off, Subaru staff serves our customers in a cheerful and brisk manner.



Good Smile
キャンペーン

CS Action Card

We carry the CS Action Card, which contains seven basic action items. We always keep these action items in mind when serving our customers.

Follow-up Service Program Including Inspections (Domestic)

○Subaru Follow-up System

Subaru Follow-up System is our service system that ensures a safe, secure, and comfortable life with your car, with coverage from the delivery of the car to the third-year compulsory inspection.


Delivery
First year
Second year
Third year
Special warranty (5 years or 100,000 km, whichever comes first)
Standard warranty (3 years or 60,000 km, whichever comes first)
Explanation of car operations
Explanation of the warranty system
Explanation of the Follow-up System
Contact customers to check about car conditions (7th day after delivery)
One-month free inspection for new cars
Six-month free inspection for new cars
12-month periodic inspection and maintenance
[The 18th month] Semi-annual inspection
[The 24th month] 12-month periodic inspection (compulsory inspection for mini-sized trucks)
[The 30th month] Semi-annual inspection
[The 36th month] Compulsory inspection and maintenance
Subaru dealer's special program: Subaru Customer Appreciation Day (10-item inspection) held quarterly

○Subaru Customer Appreciation Day

The most popular event in the Subaru Follow-up System is Subaru Customer Appreciation Day, which 53 Subaru dealers in Japan have held simultaneously each quarter for more than ten successive years. Four times a year, all employees in the sales, service, parts, and administrative departments make combined efforts to prepare for this event. During the event, we thank our loyal customers by providing an enjoyable time and space for all our customers to share, including children, women, and the aged.

Subaru strongly supports our customers' lives with cars by providing a variety of service programs, including Subaru Customer Appreciation Day, in the hope of hearing our customers say, "I'm happy that I chose Subaru," or "I'm happy that I drive Subaru."

○Approaches to Product Recall

Our efforts to improve the quality of Subaru products based on the information from customers all over the world can contribute to product improvement and can further polish the Subaru brand. Quality information about Subaru automobiles is collected from global dealers through our dedicated Internet network, by fax and phone. Based on the information collected and investigation on vehicles and parts, we handle problems as follows:

(1) Our number one priority is to provide customers with security while driving their cars. Problems are handled in accordance with domestic and overseas laws and regulations.

(2) Announcements of product recall are made to customers through newspapers, direct mail, and the FHI website*1.

*1. FHI website: http://www.fhi.co.jp/recall/main.htm (for domestic customers)

Relationship with Employees

FHI has traditionally maintained a corporate culture of respect for people.

We are currently seeking to reinvigorate our corporate culture, focusing on development of a free, open-hearted, and aggressive creative group. Aiming at establishing a highly original, vigorous organization, we approach the development of systems from a wide range of standpoints, including the wage system, career planning programs, training programs, and benefit programs, so that employees can take on a higher level of challenges.

Employment

Employee Data

The number of employees over the last five years is shown below. After re-evaluating the manufacture of bus bodies and railway cars in fiscal 2002, FHI discontinued manufacturing new units as of the end of fiscal 2002. However, workers who were involved in the business were secured employment within the company or group firms.

Employee Data

Month/Year		April/2000		April/2001		April/2002		April/2003		April/2004	
		Number	%	Number	%	Number	%	Number	%	Number	%
Regular employees (including temporary and trial employees)	Male	14228	93.2	13972	93.1	13689	93.1	13448	93.1	13242	93.1
	Female	1040	6.8	1030	6.9	1009	6.9	990	6.9	984	6.9
	Total	15268		15002		14698		14438		14335	
New employees (among regular employees)	Male	313	82.4	301	85.5	292	86.4	242	86.4	276	86.0
	Female	67	17.6	51	14.5	46	13.6	38	13.6	45	14.0
	Total	380		352		338		280		321	

Employment of People with Disabilities

When the Law for Employment Promotion etc. of Persons with Disabilities was revised in 1976, we began employing people with disabilities in fulfillment of our social responsibility. In order to enhance the employment activities of the disabled, FHI organized the universal project team in the Gunma Manufacturing Division in 1999 to incorporate the concept of normalization*1 into the system. Currently, employment activities have been developed into the activity of creating an attractive corporation where all motivated and competent people are given opportunities to contribute.

The proportion of FHI employees with disabilities was 1.9% in March 2003 and 2.0% at the end of March 2004. In the Gunma Manufacturing Division, employees with disabilities accounted for 2.3% of all employees in March 2003 and 2.4% at the end of March 2004.

*1. Normalization: One of the concepts for a welfare society: All disabled people should be given the same living opportunities as those enjoyed by people without disabilities.

Labor-Management Relations

FHI and the FHI Workers' Union have established a labor-management council for promoting smooth business operations and mutual communication. In recent years, labor and management have maintained good relations. No disputes between labor and management have arisen during the past three years. The FHI Workers' Union is a member of the Confederation of Japan Automobile Workers' Union, through the Federation of FHI Labor Unions.

Development of Human Resources

FHI aims to develop personnel who, with a clear awareness of their missions and responsibilities, can take the initiative in developing their own future career plans with self-actualization.

The development of human resources is based on OJT (On-the-job Training), which is training conducted through actual job experience. However, combining OJT with OFF-JT (Off-the-job Training) and self-development programs on a voluntary basis enables more effective and efficient development of human resources. Furthermore, FHI pursues comprehensive development of human resources by adopting the self-visualization system, the rotation system, the open recruitment system, and the personnel evaluation system.

Providing Motivated Employees with Opportunities to Grow



Vision of the future
"I want to work internationally."
"I want to enhance my strengths."
"I want to advance my career."
FHI's policy of human resources development
Action policy for employees in the FDR-1
"INNOVATIVE"
"INDIVIDUAL"
"COURAGEOUS"
Personnel System
(Human resources development system)
Self-visualization System
Rotation System
Open Recruitment System (Internal recruitment system)
Personnel Evaluation System focusing on the challenging spirit
Skill Development
To envision what kind of business experiences you would like to have over the course of the next ten years, including a rough timeline.
To seek to develop your talent and to learn if you are the right person for the job through experiencing different jobs and divisions.
This system was introduced in order to mine rare talents or outstanding talents, and to develop "the nail that sticks out."
The spirit of challenge itself is highly regarded.

Open Recruitment System



Offer new positions to employees within the company



Company
New businesses
Important business
Urgent business
Apply for the new positions of their own free will
Employees
"I want to make the best use of my talents."
"I want to advance my career."
●Cultivate human resources with the spirit of challenge
●Establish a free market for careers within the company
●Mine rare talents and outstanding talents
●Put the right person in the right place

Employment of People with Disabilities

In fiscal 2003, FHI's Gunma Automobile Division received two awards for its outstanding performance in employment of people with disabilities: the "Award of Association President for Excellent Performance" from the Gunma Prefectural Association for Employment of Disabled Persons, and the "Award for Excellent Performance of Improved Employment of Disabled Persons" from the Japan Association for Employment of the Disabled Persons. We believe that these awards represent the high evaluation of the combined efforts of the Gunma region's manufacturing and development divisions to create an attractive corporation where all motivated and competent employees are given opportunities to contribute with an emphasis on working together. Subaru hopes to become a highly flexible, diverse creative group by working together with employees with disabilities and thus achieving mutual improvement, instead of giving disabled employees special treatment.



Mr. Kondo, chief general manager of the Gunma Manufacturing Division(at that time), was honored by Gunma Prefectural Association for Employment of Disabled Persons.

Yajima Plant – Working Together with the Hearing Impaired

The Yajima Plant, which took the initiative in receiving employees with disabilities, currently has more than 30 employees with hearing disabilities. The voluntary efforts of plant employees were the key to improving their work environment for smooth communication by setting up whiteboards and communication lamps to be used in the event of emergency. The improved environment has allowed all employees with disabilities to contribute to the company in the same way as other employees contribute. Also, the Yajima Plant offers assistance in facilitating communication among employees by providing sign language classes, among other efforts.



Sign language class

Oizumi Plant – Human-Friendly Factory

The Oizumi Plant, which manufactures car engines and transmissions, has more than 20 employees with hearing or lower-limb disabilities. Taking advantage of the opportunity to upgrade its facilities, the Oizumi Plant established a comfortable workplace for wheelchair-bound employees by adopting universal-access designs. Precise care and consideration were taken from the viewpoints of wheelchair users; the new design improved the convenience of opening and closing doors, as well as the convenience of negotiating small steps in hallways, and using toilets and rest areas.



The entrance of the Oizumi Plant, equipped with a wheelchair ramp and an automatic door

"Start from Zero"- FHI's Core Development Division Employs the First New Graduate with Hearing Disabilities (Interview with recruitment manager)



Mr. Shimanoe, deputy general manager of the general administration department, Gunma Manufacturing Division, responsible for recruitment

FHI hired the first new graduate with hearing disabilities for the Subaru engineering division in April 2003. He was assigned to the Model Section of the Prototype Department, which is the core production site in Subaru. His assignment was an extremely technical job. Before he joined, all members of the department had some concerns and tried their best to prepare to receive him by reading a book of sign language to learn some words. However, on his first day, while spreading a large piece of paper with his profile on it, he introduced himself energetically. This made all his co-workers realize that most of their concerns were not justified. In the first three months after he joined, we provided a sign language interpreter for him and used whiteboards and computers as communication tools. With this minimal assistance, he handles almost the same amount of work as other new employees who joined the company at the same time.

The most important factors are his motivation and his co-workers' thoughtfulness. We are beginning to establish a barrier-free workplace where all employees can naturally support each other.

"Do whatever you are supposed to do." "Be sincere, even if in an unsophisticated manner." Based on these concepts, Subaru is just beginning to face the challenges of seeking universal-access designs for all its facilities in our own way to allow disabled employees to work together comfortably.

Benefits Package

My Vision

FHI introduced a new program for the benefits package called "My Vision." The My Vision program provides assistance in diverse forms that facilitate smooth business operations and help each employee to lead a healthy, high-quality life. The main concept of the package is creation of tangible and intangible assets.

The My Vision program consists of My Vision Standard and My Vision Select. My Vision Select is a newly introduced program which allows each employee to choose a menu of benefits that help him/her attain personal goals or dreams. In particular, we have enhanced the self-development menu, which helps develop individual abilities, and the childcare and elderly care menu, which helps an employee handle both the demands of his/her job and the demands of family life. The company bears more costs for this menu than for regular benefit package menus.

My Vision- Goal and Concept
The My Vision program provides diverse forms of assistance to facilitate smooth business operations and to help each employee lead a healthy, high-quality life. The My Vision program aims to help the company grow further and to help employees improve their level of satisfaction with life.

Individual goals and dreams

My Vision

Use | Choose

Self-development, Life assistance, Life design, Refreshing, Home-related, FHI products

- I want to spend more time with my family.
- I want to purchase a home.
- I want to take care of my parents.
- I want to establish my own lifestyle.

- I want to make contributions in diverse fields.
- I want to develop my abilities.
- I want to grow.
- I want to increase my value.

Assistance in realizing the goals and dreams of each employee

Respect individual initiative | Support motivation

Data of Childcare Leave during the Last Five Years

A total of 226 FHI employees used childcare leave during the last five years (from April 1, 1999 to March 31, 2004)

Health and Safety

FHI strives to create safe and comfortable workplaces for employees, and continuously carries out activities to prevent employee's traffic accidents and to support employees' physical and mental health.

Basic Philosophy, Basic Policy and Promotion Organization

Basic Philosophy of Health and Safety
Health and Safety take priority in any business

Basic Policy of Health and Safety
Aiming at no disasters regarding occupational accidents, traffic accidents, diseases, and fire disasters, all employees recognize the importance of health and safety, improve the equipment, environment and working methods, and improve management and awareness in order to create safe and comfortable workplaces.


President
Central Health and Safety Committee
Occupational Accident Prevention Subcommittee
Traffic Accident Prevention Subcommittee
Health Care Subcommittee
Working Environment Subcommittee
Fire and Disaster Prevention Subcommittee
Health and Safety Committee in each business site

Occupational Accident Prevention

FHI has been conducting activities to help raise each employee's safety awareness, improve management of the workplace, and eliminate risks.

To raise awareness, KYT*1 and Hiyari Hatto Activity were implemented. To improve management of the workplace, a self-management activity called TSZ*2 was introduced at an early stage in each workplace. In addition, in 2000, FHI introduced a unique small-group risk assessment system to improve each employee's safety and to eliminate risks.

As shown in the chart below, the number of accidents is on the decrease. We will continue to focus our efforts on improvement, aiming at attaining zero disasters.

*1. KYT: Training for predicting dangers K: Kiken (Danger) Y: Yochi (Prediction) T: Training
*2. TSZ: Total Section Zero (Related departments and sections make combined efforts to attain zero disasters).

▷Number of Occupational Accidents


(Cases)
Number of occupational accidents
100
50
0
83
80
77
64
48
'99
'00
'01
'02
'03 Fiscal year


▷Occupational Accident Rate (Frequency rate) ○ Manufacturers
○ FHI (Automobile division)


(Frequency rate)
Occupational accident rate
2
1
0
1.02
1.17
0.97
0.98
0.98
0.90
1.02
0.77
0.81
0.55
'99
'00
'01
'02
'03 Year

Health Care

It is important for employees to always be in good physical and mental condition, and to take full advantage of their skills and abilities, in order to contribute to the invigoration of business activities. To help reduce the amount of employees' sick leave, we have been working on early detection and treatment of diseases by adding extra examination items to the legal diagnostic items for ensuring employees health. In the area of mental health care, we provide care services in accordance with the four care items suggested by the government. One of the care services we provide to employees is a counseling service.

Full-Scale Development of Counseling Service

Starting in the Gunma Manufacturing Division in 2003, FHI began to assign psychotherapists specializing in mental health care as clinical staff members. We expect that facilitating early detection of diseases will allow for the creation of a workplace with excellent health care for the mind.



Lecture by a psychotherapist (Utsunomiya Manufacturing Division)

Creation of a Comfortable Working Environment

In order to effect guidelines for a comfortable workplace provided by the government, FHI has been systematically working to improve every item in the guidelines, including working environment, working methods, and environmental equipment. Also, in order to create a more comfortable workplace, we have been working on improving lounges, rest rooms, and dining halls, and adopting universal-access designs in our facilities.

In 2003, FHI started a revision of its working environment standard by addressing the revision of laws and regulations and reviewing the standard from the workers' standpoint. FHI set a standard for every item, and for some items the FHI standards are five times as stringent as those required by the law.

Prevention of Fire and Disasters

Disasters including fires and explosions would negatively influence our business activities, employee safety, and local communities. In order to eliminate disasters, or to minimize the damage in the event of a disaster, we make efforts to improve facilities and equipment, to enhance management, and to perform emergency drills repeatedly.

Prevention of Traffic Accidents

FHI undertakes various efforts to prevent any traffic accidents, which could occur in the course of business activities, commuting, and private time. One of the activities that all employees are involved in is Safe Driving Card (SD Card). Each employee was issued this card, in order to increase awareness of traffic safety by keeping track of the employee's history of traffic accidents and traffic violations, along with a record of participation in in-house training programs and workshops. FHI has also established a system to honor groups for outstanding performance. Thus, we approach both individuals and workplaces, in order to develop traffic accident prevention as part of our corporate culture. In fiscal 2003, we launched the first traffic safety lecture meeting in all our offices to enhance understanding of drivers' mentality and human behavior.



Safe driving workshop presented by specialists (Utsunomiya Manufacturing Division)

"Creating Comfortable Workplaces" Is Underway

In January 2004, the Utsunomiya Manufacturing Division received the certification of the program for Promotion of a More Comfortable Workplace from the Health, Labor and Welfare Ministry. This certification represents government recognition that the company's own targets are set at more stringent levels than required by laws and regulations, in light of national guidelines. In connection with this certification, our efforts to improve the front gate and toilets and smoking rooms were highly evaluated.



Certificate, and a plaque with emblem

The Utsunomiya Manufacturing Division Won the Award for Contributions to Fire Department

In November 2003, at the award ceremony to commemorate the 55th anniversary of municipal fire department sponsored by the Japan Firefighters Association, the Utsunomiya Manufacturing Division was recognized as a company which made contributions to local disaster prevention, by assisting employees' participation in the activities of the local fire department.



Mr. Hoshi, chief general manager of the Utsunomiya Manufacturing Division, received a certificate of commendation.

Social Involvement

As a member of society, FHI recognizes the importance of living and growing in harmony with local communities and the society around our factories. We actively promote exchanges with community and cleanup activities, contribution to funds and participation in environmental events. We are also committed to contributing to sound, sustainable development through our business activities.

Social Contributions

Establishing the Subaru Visitor Center

Automobile factories receive inquiries about plant tours from many elementary schools, since children learn about automobile factories in social studies class at school. In response to such requests, and to fulfill our responsibilities as a member of society, we opened the Subaru Visitor Center at the Yajima Plant of Gunma Manufacturing Division in July 2003, as one of a number of projects to commemorate the 50-year anniversary. The completion of the Subaru Visitor Center upgraded our facilities, and the annual capacity of plant tour visitors to the Yajima Plant increased from the current 60,000 to 100,000.

The first floor of the Subaru Visitor Center houses an entrance atrium, which expresses a wonderful encounter between people and cars created by Subaru technology, and an exhibition hall. In the exhibition hall, you can see a Subaru 360, which played a role in the start of Japan's motorization, and the Impreza WR car, which participated in the World Rally Championship recognized as the summit of motor sport competition just like Formula 1 (F1). On the second floor, there are technology and recycling laboratories where Subaru's future-oriented technologies and environmental efforts are exhibited.



Subaru Visitor Center (external view)



Subaru Visitor Center (exhibition hall)

FHI's Contributions to Development and Promotion of the Automotive Culture

In Europe, where the automotive culture was born, motor sports are very popular and are a part of people's lives. In order to further develop and promote the automotive culture in Japan, we are involved in many activities at home and abroad, and participate in the World Rally Championship (WRC) and the Japan GT Championship.



World Rally Championship

Assisting Development of Human Resources for Manufacturing

The Gunma Manufacturing Division invites elementary school children for plant tours to help them understand the relationship between society and automobiles—how automobiles are made and work. We also have a website accessible for children to study, called "Subaru Virtual Land Plant Tour." (http://www.fhi.co.jp/child/index.html)



Children on a plant tour

FHI's Contributions to Sports Development

Our baseball team represented Ohta City in the Intercity Baseball Tournament and made it to the quarterfinals in 2003. With appreciation for the public support of our team, we organized baseball classes for children in order to make a contribution to the development of children's sports within the community. In October, we held the First Subaru Cup Baseball Tournament for Children in Gunma. Our track and field team entered the New Year Ekiden Road Relay for the fourth consecutive year. The New Year Ekiden Road Relay is held for all Japanese company teams on New Year's Day in Northern Kanto Area. As a company from Gunma Prefecture, we received enthusiastic support from local residents.



Children taking a baseball class



Cheering people on the street for the New Year Ekiden

Regional Activities

Cleanup Activities

Saitama Manufacturing Division participates in the "Adoption Program" planned by Kitamoto City.

This program was set up to boost the combined efforts of the administration and the public to promote cleanup activities in the city by getting rid of all the litter on public streets and parks and by maintaining the plants and flowers. It is also called the Pikapika Kitamoto Omakase Program (Kitamoto-city Voluntary Cleanup Program). The Saitama Manufacturing Division registered as the first participant in the program and began its activities in October. Other manufacturing divisions also conduct unique cleanup activities every year.



Mr. Ishizu, Kitamoto city mayor (right,) and Mr. Sumi, chief general manager of the Saitama Manufacturing Division (at that time), have agreements for the Pikapika Kitamoto Omakase Program (Kitamoto-city Voluntary Cleanup Program).

Major Cleanup Activities in Fiscal 2003

Production Base	Cleanup Activity
Gunma Manufacturing Division	May 24: Cleanup of Kanayama, Ohta City (organized by the Subaru Community Exchange Association; about 400 people participated) Sep. 7: Cleanup of Kanayama, Ohta City (organized by Ohta City; about 300 people participated from the Subaru Community Exchange Association)
Utsunomiya Manufacturing Division	June 14: Cleanup Campaign (about 280 labor union members and employees participated) with cooperation of the Environment Division of the Utsunomiya city government, cleanup activities on the streets around the factories were undertaken.
Saitama Manufacturing Division	June 5: The streets in front of the factories were cleaned during the environment campaign month (about 180 people participated).





Cleanup of Kanayama, Ohta City (May)



Cleaning streets around the factories (Saitama Manufacturing Division)



Annual Cleanup Campaign by the Utsunomiya Manufacturing Division



Cleaning streets around the Test & Development Center (Kuzuu machi, Tochigi)

Involvement in Local Events

FHI promotes exchanges with the people of the community by participating in a variety of local events and by holding annual events for the public. The Gunma Manufacturing Division holds the Subaru Friendship Concert organized by the Subaru Community Exchange Association. This annual concert is free of charge, but people who come to the concert are requested to bring household commodities such as towels, tea, soap, or detergents for donation to local welfare institutions. In fiscal 2003, we had three concerts: the 25th Concert on July 27; the 26th on September 26; and the 27th on February 27. 500 people came to the 27th Friendship Concert and many commodities were donated. At our Flower Planting Activities that the Gunma Manufacturing Division held in fiscal 2003, 22,000 seedlings were distributed to people. At the Utsunomiya Manufacturing Division, employees gave a karate class (customs and manners) to 30 mentally disabled people of high school and junior high school age.



The 50th Anniversary Subaru Appreciation Festival



The 27th Friendship Concert (February 2003)



Major Events in Fiscal 2003

Division	Events
Gunma Manufacturing Division	May 30: Friendship and Appreciation Festival for locals and employees' families was held at the Oizumi Plant (about 3,000 people visited). July 20: Subaru Mikoshi (portable shrine) joined in the Ohta Festival (about 1,200 people in total) July 26: Participated in the Oizumi Festival (about 600 people in total) Oct. 5: The 50th Anniversary Subaru Appreciation Festival for locals and employees' families was held at the Yajima Plant (about 30,000 people visited).
Utsunomiya Manufacturing Division	Aug. 30: An annual event, the Bon Dance Festival was held (many people participated, including the Community Association, Child-rearing Association, and employees).
Saitama Manufacturing Division	Nov.1–2: Participated in the Kitamoto Festival (sections of Evening Festival and Industrial Festival).

Cooperation/Donation/Support to Special Events

FHI Automotive Business Unit participated in such special events as the low pollution vehicle fairs, which allow visitors to have a firsthand look at low pollution vehicles. The Eco Technologies Company has shown wind power generation systems and other environment-related products at environmental exhibitions in many areas of Japan.

Participations in Exhibitions

Date/Exhibition	Venue	Organizer
May 21 (Wed) – May 23 (Fri) Automotive Engineering Exposition 2003	Pacifico Yokohama	Society of Automotive Engineers of Japan
May 31 (Sat), June 1 (Sun) Eco Car World 2003	Yoyogi Park	Ministry of Environment, etc.
June 2 (Mon) – June 4 (Wed) World Gas Conference Tokyo	Tokyo Big Sight Outdoor Exhibition Area	International Gas Union
July 16 (Wed) The Low Pollution Vehicle Exhibition	Joint Government Building 3 First Floor Parking	Ministry of Land, Infrastructure and Transport
Aug. 24 (Sun) Yamagata Environment Festival	Mogami Wide-area Exchange Center "Yumeria"	NHK Yamagata, etc.
Sep. 3 (Wed) – Sep. 6 (Sat) 2003 NEW Environmental Exhibition	Intex Osaka	Nippo Co., Ltd.
Sep. 6 (Sat), Sep. 7 (Sun) Low Pollution Vehicle Fair in Nagoya 2003	Tsurumai Park	Nagoya City
Sep. 19 (Fri), Sep. 20 (Sat) Osaka Low Pollution Vehicle Fair	Osaka Business Park Twin 21	Osaka Prefecture
Oct. 22 (Wed) – Nov. 5 (Wed) 37th Tokyo Motor Show	Makuhari Messe	Japan Automobile Manufacturers Association
Oct. 25 (Sat), Oct. 26 (Sun) Cleanup Fair 2003	Tochigi Science Museum	Tochigi Prefecture
Nov.16 (Sun) Ohta City Environment Fair	Ohta City Hall	Ohta City
Nov. 21 (Fri) – Nov. 23 (Sun) Low Pollution Vehicle Fair in Osaka	Asia Pacific Trade Center	Osaka City
Dec. 11 (Thu) – Dec. 13 (Sat) Eco Products 2003	Tokyo Big Sight	New Energy and Industrial Technology Development Organization

As for employee volunteer activities, we continue donations by collecting used stamps, prepaid cards, and bellmarks, and participate in the Green Fundraising campaign. This year again, the FHI Head Office donated used stamps and prepaid cards to JOICEF (Japanese Organization for International Cooperation in Family Planning) and sent bellmarks to the Bellmark Education Foundation through the Sankei Living Shinbun Inc. The Utsunomiya Manufacturing Division conducts the Green Fundraising campaign every year. This year, the collected funds were given to the Tochigi Green Promotion Committee and turned into 3,000 seedlings.



5,000 prepaid cards collected (Head Office)



Green Fundraising (Utsunomiya Manufacturing Division)

Awards

The Aerospace Company Received the Boeing 2002 Supplier of the Year Award

In April 2003, at the Utsunomiya Manufacturing Division, there was an award ceremony for the Boeing 2002 Supplier of the Year (the ceremony had originally been held in Seattle, the United States, in March and was successively held in Japan). Boeing , one of our clients, awarded FHI among their 11,300 business partners in the field of aircraft major structures.



The awards ceremony of Boeing 2002 Supplier of the Year

Polaris Received the ATV of the Year Award

The ATV of Polaris "ATP (All Terrain Pickup)," which is equipped with the Industrial Products Company's engines (EH50PL/ES32), received the ATV of the Year award. This award is given to the ATV with the most outstanding performance and rating in North America.



Award winning Polaris's four-wheel buggy, the ATP

Note: See p. 22 in the 2003 Environmental Report for Polaris and ATV

"A Study on Homogeneous Charge Compression Ignition Gasoline Engines" Received the Award of the Society of Automotive Engineers of Japan for an Excellent Paper

The Homogeneous Charge Compression Ignition (HCCI) combustion technology is drawing attention as an ultimate, ideal system for internal combustion engines. FHI researchers were recognized for demonstrating the operation of a gasoline engine in HCCI mode, using commercial gasoline as fuel. Their research suggested the possibility of engines with almost the same fuel efficiency as direct injection diesel engine, which also enable NOx-free and PM-free combustion.



Researchers received the award

The Aerospace Company Received the Special Award of Japan Aeronautical Engineers' Association

The Aerospace Company's research titled, "Development of Pollution-Free Paint Remover for Regular Servicing of Airplanes," won a special award of Japan Aeronautical Engineers' Association. This research aims to replace organic solvent used for aircraft maintenance, which contains environmentally hazardous substances by developing an alcohol-based nonpolluting release agent. With this development, we have attained the target of total elimination of chlorinated organic solvent such as dichloromethane.

PLANT SITE DATA

Gunma Manufacturing Division



Gunma Manufacturing Division

Gunma Manufacturing Division, Main Plant

[Location] 1-1, Subaru-cho, Ohta, Gunma [Site area (building area)] 590,000 m² (320,000 m²)
[Products manufactured] Automobiles (R2, Pleo, Sambar models) [Number of employees] 3,279

◎ Water Pollution Data (Discharge: Public rivers Regulation: Water Pollution Control Law, Gunma Prefectural Ordinances)

Substance	Regulated values	Maximum	Minimum	Average
pH	5.8~8.6	7.65	6.75	7.2
BOD	25	21.1	0.9	3.1
SS	50	10.6	1.2	4
Oil content	5.0	1.0	0	0.4
Cadmium	0.1	0.01	0.001	0.007
Lead	0.1	0.01	0.005	0.008
Hexavalent chromium	0.5	0.05	0.04	0.045

○ Air Pollution Data (Regulation: Air Pollution Control Law)

Substance	Facilities	Regulated values	Maximum	Average
NOx	Boiler	150	118	106.0
		180	58.0	58.0
		230	123.0	111.0
		250	89.0	68.2
	Dry-off oven	230	38.0	28.2
PM	Boiler	0.25	0.035	0.021
		0.3	0.190	0.089
	Dry-off oven	0.20	0.013	0.010
		0.35	0.003	0.002

Gunma Manufacturing Division, Yajima Plant

[Location] 1-1, Shoya-machi, Ohta, Gunma [Site area (building area)] 550,000 m² (230,000 m²)
[Products manufactured] Automobiles (Legacy, Impreza, Forester models) [Number of employees] 2,762

◎ Water Pollution Data (Discharge: Public rivers Regulation: Water Pollution Control Law, Gunma Prefectural Ordinances)

Substance	Regulated values	Maximum	Minimum	Average
pH	5.8~8.6	7.48	6.7	7.19
BOD	25	6.6	2.5	4.1
SS	50	7	2.3	4.5
Oil content	5.0	1.0	0	0.5
Cadmium	0.1	0.01	0.001	0.006
Lead	0.1	0.01	0.005	0.008
Hexavalent chromium	0.5	0.05	0.04	0.045

○ Air Pollution Data (Regulation: Air Pollution Control Law)

Substance	Facilities	Regulated values	Maximum	Average
SOx	Boiler	49	1.20	0.8
NOx	Boiler	70	2.60	2.20
		150	117.0	117.0
		230	111.0	112.0
	Dry-off oven	230	46.0	14.8
		250	16.0	9.0
PM	Boiler	0.05	0.001	0.001
		0.25	0.031	0.016
		0.30	0.072	0.072
	Dry-off oven	0.2	0.032	0.009
		0.35	0.017	0.007

Gunma Manufacturing Division, Ohta North Plant

[Location] 27-1, Kanayama-machi, Ohta, Gunma [Site area (building area)] 40,000 m² (30,000 m²)
[Products manufactured] Automotive parts [Number of employees] 118

◎ Water Pollution Data (Discharge: Public rivers Regulation: Water Pollution Control Law, Gunma Prefectural Ordinances)

Substance	Regulated values	Maximum	Minimum	Average
pH	5.8~8.6	7.77	7.06	7.46
BOD	25	10.7	0.7	2.6
SS	50	9.6	1.1	5
Oil content	5.0	1.0	0	0.5
Cadmium	0.1	0.01	0.001	0.007
Lead	0.1	0.01	0.005	0.008
Hexavalent chromium	0.5	0.05	0.04	0.045

○ Air Pollution Data (Regulation: Air Pollution Control Law)

Substance	Facilities	Regulated values	Maximum	Average
Nox	Boiler	250	78.0	67.6
	Dry-off oven	230	16.0	11.0
PM	Boiler	0.3	0.089	0.039
	Dry-off oven	0.35	0.015	0.013

Gunma Manufacturing Division, Oizumi Plant

[Location] 1-1-1, Izumi, Oizumi-machi, Oura-gun, Gunma [Site area (building area)] 400,000 m² (180,000 m²)
[Products manufactured] Automotive engines, transmissions [Number of employees] 1,612

◎ Water Pollution Data (Discharge: Public rivers Regulation: Water Pollution Control Law, Gunma Prefectural Ordinances, Pollution Control Agreement with Ohta-city and Oizumi-machi)

Substance	Regulated values	Maximum	Minimum	Average
pH	5.8~8.6	7.3	6.87	7.14
BOD	10	5.7	0.2	2.4
SS	10	4.3	0.6	2.3
Oil content	3.0	0.3	0	0.7
Cadmium	0.1	0.01	0.001	0.006
Lead	0.1	0.01	0.005	0.008
Hexavalent chromium	0.5	0.05	0.04	0.045

○ Air Pollution Data (Regulation: Air Pollution Control Law, Pollution Control Agreement with Ohta-city and Oizumi-machi)

Substance	Facilities	Regulated values	Maximum	Average
NOx	Boiler	150	100.0	92.6
	Melting furnace	180	61.0	32.4
PM	Boiler	0.25	0.057	0.024
	Melting furnace	0.2	0.068	0.023
Dioxins	Dry-off oven	5	0.032	0.017

[Data measurement] April 2003~March 2004
◎ Water Pollution [Notations] —pH: Hydrogen-ion concentration, BOD: Biochemical oxygen demand, SS: Concentration of suspended solids in water
[Units] —mg/l, except pH
○ Air Pollution [Notations] —HCL: Hydrogen chloride
[Units] —SOx: m³N/h, NOx: ppm, PM: g/m³N, HCL: mg/m³N, Dioxins: ng-TEQ/m³N

Gunma Manufacturing Division, PRTR (All plants total)

●PRTR

(The substances, whose amounts were one ton and over per year, are written below. The substances marked with * are Specified Class 1 Designated Chemicals.) [Units: Tons/year, Dioxins: mg-TEQ/year]

Code	CAS Number	Chemical Substance	Amount handled	Air release	Water release (public water)	Transfer	Consumption	Solvent wiping Removal	Recycle	Landfill
1	none	Zinc compound (Water soluble)	24.01		0.26	4.82	18.94			0
9	103-23-1	Bis (2-ehtylhexyl) adipate	1.28				1.26	0.01		0
16	141-43-5	2- Aminoethanol	4.30		0.35	0.04		3.91		0
30	25068-38-6	Chloro-2,3-epoxypropane	16.49			2.30	14.02	0.17		0
40	100-41-4	Ethylbenzene	435.44	244.82	0.44		48.53	8.66	132.98	0
43	107-21-1	Ethylene glycol	795.66				795.66			0
63	1330-20-7	Xylene	1,091.54	550.33	0.97		218.54	20.75	300.96	0
176	none	Organotin compound	2.79		0.01	0.13	2.65			0
179*	–	Dioxins	0.51	0.51						0
224	108-67-8	1,3,5-trimethylbenzene	29.79	17.71			2.19	1.01	8.87	0
227	108-88-3	Toluene	751.62	353.22	1.64		292.30	40.26	64.21	0
232*	none	Nickel compound	5.26		0.23	3.83	1.20			0
272	117-81-7	Bis (2-ethylhexyl) phthalate	80.71	0.001		3.64	77.07			0
283	none	Hydrogen fluoride and water-soluble salts	6.62		1.15	5.46				0
299*	71-43-2	Benzene	17.32	0.02			17.30			0
309	9016-45-9	Poly (oxyethylene) =nonylphenyl ether	1.19		0.09	0.92	0.09	0.10		0
310	50-00-0	Formaldehyde	1.66	1.66						0
311	none	Manganese and its compounds	8.11		0.21	3.95	3.96			0
		Total	3,273.77	1,167.77	5.36	25.07	1,493.69	74.87	507.02	0



Utsunomiya Manufacturing Division

Utsunomiya Manufacturing Division

Utsunomiya Manufacturing Division, Main Plant

[Location] 1-1-11, Yonan, Utsunomiya, Tochigi [Site area (building area)] Eco Technologies Company : 170,000 m^2 (50,000 m^2), Aerospace Company: 190,000 m^2 (90,000 m^2)
[Products manufactured] Eco Technologies Company: Refuse collection vehicles, environmental equipment, Aerospace company: Aircraft, unmanned aircraft, space-related equipment
[Number of employees] Eco Technologies Company: 251, Aerospace Company: 1,642

● Water Pollution Data (Discharge: Public sewage works Regulation: Sewerage Law and the Utsunomiya City Ordinances)

Substance	Regulated values	Maximum	Minimum	Average
PH	More than 5, less than 9	8.4	6.3	7.4
BOD	Less than 600	308.0	0.5	49.6
SS	Less than 600	406.0	<1.0	<62.4
Oil content	5	3.8	<1.0	<1.27
Fluorine compounds	8	1.2	<0.2	<0.46
Cadmium	0.1	0.03	<0.005	<0.009
Cyanide	1	0.1	<0.1	<0.1
Hexavalent- chromium	0.1	0.03	<0.002	<0.018
Total chromium	2	0.16	<0.01	<0.029

● Air Pollution Data (Regulation: Air Pollution Control Law)

Substance	Facilities	Regulated values	Maximum	Minimum	Average
SOx	Boiler	8	3.39	0.04	0.49
	Oven	8	0.20	0.05	0.11
NOx	Boiler	250	73	58	66
		230	85	66	73
		180	136	30	65
		150	60	60	60
	Oven	230	68	25	45
PM	Boiler	0.3	0.008	0.002	0.005
		0.25	0.007	0.002	0.004
	Oven	0.2	0.006	0.001	0.003

Utsunomiya Manufacturing Division, South Plant

[Location] 1388-1, Esojima, Utsunomiya, Tochigi [Site area (building area)] 140,000 m^2 (30,000 m^2)
[Products manufactured] Aircraft [Number of employees] 514

● Water Pollution Data (Discharge: Public sewage works Regulation: Sewerage Law and the Utsunomiya City Ordinances)

Substance	Regulated values	Maximum	Minimum	Average
pH	More than 5, less than 9	7.8	6.8	7.2
BOD	Less than 600	226	2.7	<50.8
SS	Less than 600	118	<1.0	<43.1
Oil content	5	3.8	<1.0	<1.29
Cadmium	0.1	<0.005	<0.005	<0.005
Cyanide	1	<0.1	<0.1	<0.1
Hexavalent- chromium	0.1	<0.02	<0.002	<0.017
Total chromium	2	0.05	<0.01	<0.014

● Air Pollution Data (Regulation: Air Pollution Control Law)

Substance	Facilities	Regulated values	Maximum	Minimum	Average
SOx	Boiler	8	0.74	0.11	0.26
NOx		180	100	76	88
PM		0.3	0.005	0.002	0.004

[Data measurement] April 2003–March 2004
● Water Pollution [Notations] —pH: Hydrogen-ion concentration, BOD: Biochemical oxygen demand, SS: Concentration of suspended solids in water
[Units] —mg/l, except pH
● Air Pollution [Notations] —HCL: Hydrogen chloride
[Units] —SOx: m^3N/h, NOx: ppm, PM: g/m^3N, HCL: mg/m^3N, Dioxins: $ng\text{-}TEQ/m^3N$

Utsunomiya Manufacturing Division, South No. 2 Plant

[Location] 2-810-4, Miyanouchi, Utsunomiya, Tochigi [Site area (building area)] 100,000 m^2 (20,000 m^2)
[Products manufactured] Aircraft [Number of employees] 139

● Water Pollution Data (Discharge: Public sewage works Regulation: Sewerage Law and the Utsunomiya City Ordinances)

Substance	Regulated values	Maximum	Minimum	Average
pH	More than 5, less than 9	7.9	6.8	7.2
BOD	Less than 600	203	0.8	28.8
SS	Less than 600	223	<1.0	<30.0
Oil content	5	3.2	<1.0	<1.15
Fluorine compounds	8	0.9	<0.2	<0.29
Cadmium	0.1	<0.005	<0.005	<0.005
Cyanide	1	<0.1	<0.1	<0.1
Hexavalent- chromium	0.1	0.05	<0.02	<0.022
Total chromium	2	0.25	<0.01	<0.062

○ Air Pollution Data (Regulation: Air Pollution Control Law)

Substance	Facilities	Regulated values	Maximum	Minimum	Average
SOx	Boiler	8	1.54	0.27	0.67

Utsunomiya Manufacturing Division, Handa Plant

[Location] 1-27, Shiohi-cho, Handa, Aichi [Site area (building area)] 50,000 m^2 (5,000 m^2)
[Products manufactured] Aircraft [Number of employees] 75

● Water Pollution Data (Discharge: Public rivers Regulation: Water Pollution Control Law, Aichi Prefectural Ordinances, Handa City Ordinances, and Pollution Control Agreements with Handa City)

Substance	Regulated values	Maximum	Minimum	Average
pH	6~8	7.4	6.6	7.2
BOD	25	4.2	1.6	2.2
COD	25	13	2.4	5.1
SS	25	8	3	4
Oil content	5	<0.5	<0.5	<0.5
Cadmium	0.1	<0.005	<0.005	<0.005
Cyanide	1	<0.1	<0.1	<0.1
Hexavalent- chromium	0.5	<0.04	<0.04	<0.04
Total chromium	2	<0.04	<0.04	<0.04

○ Air Pollution Data (Regulation: Air Pollution Control Law)

Substance	Facilities	Regulated values	Maximum	Minimum	Average
SOx	Boiler	1.5	0.25	0.14	0.19
NOx		180	98	82	92
PM		0.1	0.002	0.002	0.002

Utsunomiya Manufacturing Division, PRTR (All Plants Total)

●PRTR

(The substances, whose amounts were one ton and over per year, are written below. The substances marked with * are Specified Class 1 Designated Chemicals.) [Units: Tons/year, Dioxins: mg-TEQ/year]

Code	CAS Number	Chemical Substance	Amount handled	Air release	Water release (Public water)	Transfer	Consumption	Solvent wiping Removal	Recycle	Landfill
63	1330-20-7	Xylene	30.96	17.83	0	6.73	2.98	0	3.42	0
69*	none	Hexavalent chromium compound	2.07	0	0	0.71	0.17	1.18	0	0
227	108-88-3	Toluene	24.80	17.42	0	4.18	2.93	0	0.27	0
311	none	Manganese and its compounds	1.78	0	0	0.55	1.23	0	0	0
		Total	59.62	35.25	0	12.18	7.32	1.18	3.69	0

Saitama Manufacturing Division


Saitama Manufacturing Division

[Location] 4-410, Asahi, Kitamoto, Saitama [Site area (building area)] 140,000 m^2 (90,000 m^2)
[Products manufactured] Multipurpose engines (Robin engines), engine generators, engine pumps [Number of employees] 604

● Water Pollution Data (Discharge: Public sewage works Regulation: Kitamoto City Ordinances)

Substance	Regulated values	Maximum	Minimum	Average
pH	5.0~9.0	8.5	6.3	7.6
BOD	600	180	57	94
SS	600	445	133	245
N-Hexane	30	12.6	1.4	6.5

○ Air Pollution Data

Though the intended facility is the incinerator, it was eliminated on September 28, 2001.

●PRTR

(The substances, whose amounts were one ton and over per year, are written below. The substances marked with * are Specified Class 1 Designated Chemicals.) [Units: Tons/year, Dioxins: mg-TEQ/year]

Code	CAS Number	Chemical Substance	Amount handled	Air release	Water release (Public water)	Transfer	Consumption	Solvent wiping Removal	Recycle	Landfill
40	100-41-4	Ethylbenzene	1.95	0.02	0	0	1.93	0	0	0
43	107-21-1	Ethylene glycol	2.68	0	0	0	2.68	0	0	0
63	1330-20-7	Xylene	10.19	0.08	0	0	10.11	0	0	0
224	108-67-8	1,3,5 -trimethylbenzene	1.36	0.01	0	0	1.35	0	0	0
227	108-88-3	Toluene	16.82	0.20	0	0	16.62	0	0	0
299*	71-43-2	Benzene	0.70	0.03	0	0	0.67	0	0	0
		Total	33.69	0.33	0	0	33.36	0	0	0

[Data measurement] April 2003–March 2004
○ Water Pollution [Notations] —pH: Hydrogen-ion concentration, BOD: Biochemical oxygen demand, SS: Concentration of suspended solids in water
[Units] —mg/l, except pH
○ Air Pollution [Notations] —HCL: Hydrogen chloride
[Units] —SOx: m^3N/h, NOx: ppm, PM: g/m^3N, HCL: mg/m^3N, Dioxins: $ng\text{-}TEQ/m^3N$

Isesaki Plant

Isesaki Plant

[Location] 100, Suehiro-cho, Isesaki, Gunma [Site area (building area)] 150,000 m² (110,000 m²)
[Products manufactured] Automobile repair parts, prefabricated houses [Number of employees] 152

● Water Pollution Data (Discharge: Public sewage works Regulation: Isesaki City Ordinances)

Substance	Regulated values	Maximum	Minimum	Average
pH	More than 5.7, less than 8.7	7.8	6.1	7.0
BOD	Less than 300	150	45	108
SS	Less than 300	82	6	30
Oil Content	5	2	2	2
Zinc	5	3.8	0.12	1.65
Soluble iron	10	0.08	0.01	0.04
Total Nitrogen	150	21.0	5.4	10.52
Total Phosphorus	20	11.0	1.3	5.62
Chromium	2	0.01	0.01	0.01
Lead	0.1	0.01	0.01	0.01

●Air Pollution Data (Regulation: Air Pollution Control Law)

Substance	Facilities	Regulated values	Maximum	Average
SOx	Boiler	6.2	0.044	0.033
NOx		180	120	89
PM		0.3	0.021	0.012

●PRTR

(The substances, whose amounts were one ton and over per year, are written below. The substances marked with * are Specified Class 1 Designated Chemicals.) [Units: Tons/year, Dioxins: mg-TEQ/year]

Code	CAS Number	Chemical Substance	Amount handled	Air release	Water release (Public water)	Transfer	Consumption	Solvent wiping Removal	Recycle	Landfill
63	1330-20-7	Xylene	9.31	3.48	0	0	5.44	0	0.39	0
227	108-88-3	Toluene	8.91	2.37	0	0	6.27	0	0.26	0
272	117-81-7	Bis (2-ethylhexyl) phthalate	1.94	0	0	0.06	1.88	0	0	0
		Total	20.15	5.86	0	0.06	13.59	0	0.65	0

Tokyo Office


Tokyo Office

[Location] 3-9-6, Osawa, Mitaka, Tokyo
[Site area (building area)] 160,000 m² (90,000 m²) [Number of employees] 997

● Water Pollution Data (Discharge: Public sewage works Regulation: Mitaka City Ordinances)

Substance	Regulated values	Maximum	Minimum	Average
pH	More than 5.7, less than 8.7	8.4	7.6	8.2
BOD	Less than 300	140	18	61
SS	Less than 300	97	12	43
Oil content	5	ND	ND	ND
Manganese	10	0.12	ND	0.05

● Air Pollution Data (Regulation: Tokyo Pollution Control Ordinances)

Substance	Facilities	Regulated values	Maximum	Average
SOx	Boiler	0.263	0.055	0.037
NOx		90	71	62
PM		0.3	0.015	0.006

●PRTR

(The substances, whose amounts were one ton and over per year, are written below. The substances marked with * are Specified Class 1 Designated Chemicals.) [Units: Tons/year, Dioxins: mg-TEQ/year]

Code	CAS Number	Chemical Substance	Amount handled	Air release	Water release (Public water)	Transfer	Consumption	Solvent wiping Removal	Recycle	Landfill
40	100-41-4	Ethylbenzene	19.32	0.001	0	0	19.32	0	0	0
63	1330-20-7	Xylene	93.77	0.004	0	0	93.76	0	0	0
224	108-67-8	1,3,5 - trimethylbenzene	12.48	0	0	0	12.48	0	0	0
227	108-88-3	Toluene	212.32	0.035	0	0	212.29	0	0	0
299*	71-43-2	Benzene	6.44	0.004	0	0	6.432	0	0	0
		Total	344.32	0.044	0	0	344.28	0	0	0

[Data measurement] April 2003–March 2004
● Water Pollution [Notations] —pH: Hydrogen-ion concentration, BOD: Biochemical oxygen demand, SS: Concentration of suspended solids in water
[Units] —mg/l, except pH
● Air Pollution [Notations] —HCL: Hydrogen chloride
[Units] —SOx: m³N/h, NOx: ppm, PM: g/m³N, HCL: mg/m³N, Dioxins: ng-TEQ m³N

Product Data

Automobiles

Model	Legacy Outback 3.0R	Legacy B4 (Sedan) 2.0i	Impreza Sedan 1.5i	Forester XT	R2 R	Sambar Van VC
Date sales began	2004/2	2004/2	2003/9	2004/2	2004/2	2004/1
Vehicle type	CBA-BPE	CBA-BL5	LA-GD3	TA-SG5	CBA-RA1	LE-TV2
Drive train: Drive system	AWD	AWD	AWD	AWD	2WD	4WD
Drive train: Transmission	5AT	4AT	5MT	4AT	CVT	5MT
Engine: Model	EZ30	EJ20	EJ15	EJ20	EN07	EN07
Engine: Displacement (l)	2.999	1.994	1.493	1.994	0.658	0.658
Engine: Type	Horizontally opposed 6-cylinder 3.0 L, DOHC, 24-valve, variable valve timing + direct variable valve lift	Horizontally opposed 4-cylinder 2.0 L, SOHC, 16-valve	Horizontally opposed 4-cylinder 1.5 L, SOHC, 16-valve	Horizontally opposed 4-cylinder, 2.0 L, DOHC, 16-valve,air-cooled intercooler turbo (variable valve timing)	In-line 4-cylinder, DOHC 16-valve (variable valve timing)	Water-cooled in-line 4-cylinder, SOHC
Weight (kg)	1520～1570	1330～1360	1230	1420～1440	810	930～940
Environmental Information: Law on Promoting Green Purchasing adopted	○	○	○	○	○	○
Fuel consumption rate: 10-15 mode fuel economy (km/l)	11.0	14.0	16.0	13.0	24.0	16.6
Fuel consumption rate: CO_2 emissions (g/km)	214.4	168.5	147.4	181.4	98.3	142.1
Fuel consumption rate: Ref. FY 2010 fuel economy standard achieved	○	○	○	○	○	○
Exhaust emissions: Regulations adopted	Year 2005 Standards	Year 2005 Standards	Year 2000 Standards	Year 2000 Standards	Year 2005 Standards	Year 2002 Standards
Exhaust emissions: Certification level of low emission vehicles	U-LEV	U-LEV	Excellent low emission vehicle	Good low emission vehicle	U-LEV	Excellent low emission vehicle
Exhaust emissions: 10-15 mode or 10-15 + 11 mode regulation figures: CO (g/km)	1.15	1.15	0.67	0.67	1.15	3.30
Exhaust emissions: 10-15 mode or 10-15 + 11 mode regulation figures: HC (g/km)	—	—	0.04	0.06	—	0.07
Exhaust emissions: 10-15 mode or 10-15 + 11 mode regulation figures: NMHC (g/km)	0.025	0.025	—	—	0.025	—
Exhaust emissions: 10-15 mode or 10-15 + 11 mode regulation figures: NOx (g/km)	0.025	0.025	0.04	0.06	0.025	0.07
Exhaust emissions: Ref. Low-pollution vehicle system designated by seven Kanto area prefectures and cities	○ (50% reduction in emissions from 2005 standards)	○ (50% reduction in emissions from 2005 standards)	○ (Excellent low pollution vehicle)	○ (Good low pollution vehicle)	○ (50% reduction in emissions from 2005 standards)	○ (Excellent low pollution vehicle)
Exhaust emissions: Ref. LEV-6 designation by six Keihanshin area prefectures and cities	○(17ULEV)	○(17ULEV)	○(LEV)	○(TLEV)	○(17ULEV)	○(LEV)
Noise: Regulations adopted	Year 1998 Standards	Year 1998 Standards	Year 1998 Standards	Year 1998 Standards	Year 1998 Standards	Year 2000 Standards
Noise: Acceleration noise regulation figures (dB-A)	76	76	76	76	76	76
Air conditioner: Type of refrigerant	HFC134a	HFC134a	HFC134a	HFC134a	HFC134a	HFC134a
Air conditioner: Amount of refrigerant used (g)	400	400	500	600	400	400
Amount of lead used	JAMA year 2005 target achieved (less than one-third of year 1996 levels)	JAMA year 2005 target achieved (less than one-third of year 1996 levels)	JAMA year 2005 target achieved (less than one-third of year 1996 levels)	JAMA year 2005 target achieved (less than one-third of year 1996 levels)	JAMA year 2005 target achieved (less than one-third of year 1996 levels)	JAMA year 2005 target achieved (less than one-third of year 1996 levels)
Recycling: Design to improve recyclability	Display of material symbols on plastic and rubber parts over 100 g. Facilitation of removal of air bags and rear lamp	Display of material symbols on plastic and rubber parts over 100 g. Facilitation of removal of air bags and rear lamp	Display of material symbols on plastic and rubber parts over 100 g. Easier to dismantle seats, instrument panel, and others	Display of material symbols on plastic and rubber parts over 100 g	Display of material symbols on plastic and rubber parts over 100 g	Display of material symbols on plastic and rubber parts over 100 g
Recycling: Use of recycled materials	Use of materials from used fishnet for intake mechanism parts and from clothing scraps for interior parts	Use of materials from used fishnet for intake mechanism and from clothing scraps for interior parts	Use of materials recycled from PET bottles for insulators and from used paper for vibration absorbing materials	Use of materials from clothing scraps for interior parts and from used paper for vibration absorbing materials	Use of materials recycled from collected bumpers, PET bottles, and clothing scraps for interior parts	Use of materials recycled form clothing scraps for sound insulators and from collected bumpers for covers
Recycling: Matters for special mention	Expand the use of easily-recycled olefin resin such as PP, TPO, and others	Expand the use of easily-recycled olefin resin such as PP, TPO, and others	Use of easily-recycled TPO plastic for instrument panel, door trim, and others	Polyurethane seat pad is placed on top of the pan frame facilitating disengagement	Frequent use of easily-recycled PP plastic for instrument panel, door trim, and others	Fit-in type glove box is fitted in the instrument panel facilitating disengagement

Generators

		Portable generator	Gasoline soundproof inverter generator			Gasoline inverter generator	
	Model	SGi14	SGi25S	SGi28SE	SGi38SE	SGi25	SGi28
Major foundation	Length × width × height (mm)	490 × 295 × 445	537 × 482 × 583		573 × 527 × 618	487 × 432 × 475	
	Dry weight (kg)	20.5	54	59	74	37	38
	Equipped engine	EH09	EX17	EX21	EX27	EX17	EX21
Major ability	Total displacement (mL)	85.8	169	212	265	169	212
	50Hz rating (kW)	1.35	2.5	2.8	3.7	2.5	2.8
	60Hz rating (kW)	1.35	2.5	2.8	3.7	2.5	2.8
	Rated load noise level (50/60) (dBA)	59	58	58	62	67	67
	Rated continued operation time (50/60) (HR)	3.5	7.6	6.5	5.3	7.6	6.5
	Generation method	Inverter	Inverter	←	←	Inverter	←
	Starting method	Recoil	Recoil	Cell/ Recoil	←	Recoil	←
Response to regulations	Conformity to EPA 2005 regulations	Conforms	Conforms	←	←	Conforms	←
	Conformity to CARB 2005 regulations	Conforms	Conforms	←	←	Conforms	←
	Conformity to EU exhaust emission regulations	Conforms	Conforms	←	←	Conforms	←
	EU noise regulations Stage II sound guarantee values (dBA)	90	90	91	93	95	96

(Reference) Exhaust emissions regulations

US exhaust emissions regulations	Category	Class	Emission amount (mL)	CO (g/kW·h)	HC+NOx (g/kW·h)
EPA after 2005 Regulations (Phase II)	Non-handheld	Class I-B	66≦mL<100	610	40
	Non-handheld	Class I	100≦mL<225		16.1
	Non-handheld	Class II	225≦mL		12.1
CARB after 2005 Regulations	Small off road	Horizontal	80<mL<225	549	16.1
	Small off road		225≦mL		12.1

EU exhaust emissions regulations	Category	Class	Emission amount (mL)	CO (g/kW·h)	HC+NOx (g/kW·h)
EU 97/68/EC-2002/88/EC	Non-handheld	Stage II	66≦mL<100	610	40
	Non-handheld	Stage I	100≦mL<225	519	16.1
	Non-handheld	Stage I	225≦mL		13.4

(Reference) Noise regulations

EU noise regulations	Generator output (kW)	Stage II regulations (dBA)
EU 2000/14/EC	P≦2 kW	95+logP
	2 kW<P≦10 kW	96+logP
	10 kW<P	95+logP

Other Data

Qualified Personnel in Pollution Control Management

Qualification type			Total number of personnel holding qualifications
Pollution control managers	Chief managers		4
	Air-related	Type 1	6
		Type 2	7
		Type 3	36
		Type 4	14
	Water-related	Type 1	10
		Type 2	36
		Type 3	12
	Noise-related		48
	Vibration-related		41
	Tokyo Pollution Control Managers		2
Energy management experts	Heat management		20
	Electronic management		15
Working environment measurement experts			8
Technical managers for industrial waste			15
Management representatives for industrial waste subject to special control			37
Internal environmental auditors (internal qualification)			497

As of March 31, 2004

Number of Employees Receiving Environmental Education by Level

Type of education or training	Number of employees receiving education
Education for new employees	248
Education for persons newly promoted	1,461
Total	1,709

Between April 2003–March 2004

FHI ENVIRONMENTAL CHRONOLOGY

Note: As for railway cars and bus bodies, please see p. 58–59 in 2003 Environmental Report

	Management Division	Automobile Division	Other Divisions
Mar. 1962			Developed and manufactured the Load-Packer refuse collection vehicle in technological cooperation with Garwood Industries Inc; the name was later changed to Fuji Mighty
May 1966		Introduced an all-aluminum block engine	
Aug. 1973		Established standards for making resin ingredients (*automobile industry guidelines were determined in 1991*)	
Mar. 1977		Developed the Subaru Exhaust Emission Control-Thermal (SEEC-T) system, to comply with 1978 exhaust emissions regulations, in the new Subaru Leone	
Sep.		Began recycling by mixing wastepaper in anti-vibration sheets	
Jan. 1985			Began sales of three types of CHV engine (EH11, EH15, EH21)
Oct.			Began sales of the electric refuse collection vehicle EV405
Nov. 1986		Began sales of the lightweight plastic valve rocker cover	
Feb. 1987		Introduced the Subaru ECTV, the first electro-continuously variable transmission in the world	
Aug. 1990	Established an Environmental Issues Improvement Measures Project	Began setting up facilities at Subaru dealers for collection and reuse of CFCs used in air conditioners	
Apr. 1991	Established the Safety, Emission, Fuel Economy (SEF) Committee		
Oct.	Established the Recycling Committee (in 1997, the name was changed to the Recycling Engineering Development Committee and, in 1999, to the Recycling Promotion Committee)	Announced a Flexible Fuel engine at the Tokyo Motor Show	
Apr. 1992	Established the Environmental and Safety Technology Department		Began sales of three types of generators installed with OHV engines (2 kW, 2.8 kW, 4.1 kW)
May		Became the first in the automobile industry to recycle painted bumpers for use in interior and exterior parts	
Sep.		Developed the first plastic intake manifold in Japan	
Nov.		Completed installation of fluorocarbon collection and reuse equipment for car air conditioners at Subaru dealers	
Jan. 1993		Began collecting scrapped bumpers in the Tokyo and Kanagawa areas in cooperation with a distribution company	
Mar.	·Established the Voluntary Environmental Protection Plan ·Set up the Corporate Environment Committee ·Set up the Engineering Environment Committee and the Plant Environment Committee developed from the SEF Committee		
Apr. 1994		Completed replacement of air conditioner refrigerants from CFC12 to HFC134a	
Jan. 1995			Began manufacturing multipurpose engines that met the California Air Resources Board (CARB) emission regulations
Feb.	The Saitama Manufacturing Division in a rural area completed and operations began in April		
Apr.		Began sales of the electric vehicle, Sambar EV	
Jun.		Developed a new environment-friendly protective coating film and adopted it for the Legacy and Impreza models	
Aug.			Began delivering a low-pollution CNG refuse collection vehicle
Sep.			Delivered Japan's first container for refuse transportation by railroad freight car and a container transport vehicle for transportation to Kawasaki City
Oct.		Displayed a direct gasoline injection engine and a hybrid electric vehicle at the Tokyo Motor Show	
Feb. 1996		Developed and implemented the Roller Press method, a new technique for removing the coating film, and began bumper-to-bumper recycling	
Mar.			Made the first successful flight of a helicopter equipped with the new main rotor system, Fuji Bearingless Rotors, developed independently
Apr.	Established the Environment Plan for 2000		
Oct.			Developed and began sales of the container collection and measurement system for refuse collected for a fee
Jul. 1997	Set up the Environmental Affairs Promotion Office		Developed a solid waste ash melting furnace
Sep.			Delivered the first Fuswton, high-rise building waste management system
Feb. 1998	Established the Recycling Initiative for End-of-Life Vehicle Voluntary Action Plan for Automobile Recycling		
Apr.	Established Environmental Policy		
Jun.	Published the environmental pamphlet "For Harmony between People, Society, and the Earth"		
Oct.		Completed nationwide extension of JAMA's CFC12 collection and destruction system	Began sale of the four-stroke OHV engine (EH09D) used in rammers, an alternative to the two-cycle engine

	Management Division	Automobile Division	Other Divisions
Nov.	SIA in the U.S.A. acquired ISO 14001 certification		
Mar. 1999	Gunma Manufacturing Division acquired ISO 14001 certification		
May	Saitama Manufacturing Division acquired ISO 14001 certification		
Jun.		Began recycling PET bottles for use in interior parts	
Jul.	·Transportation and Ecology Systems Division in the Utsunomiya Manufacturing Division acquired ISO 14001 certification ·Hosted first Affiliated Companies Environmental Problems meeting		
Oct.	Started the General Managers' Meeting on the Environment at the Gunma Manufacturing Division		
Jan. 2000		Began reuse of painted bumper scrap from production process for the Pleo's mass-produced bumpers	
Mar.	Eliminated the incinerator at the Tokyo Office	Expanded the scrap bumper collection system to the Tohoku area and built a nationwide system in Japan	Fuswton won the Resource Recycling Technology System Award for fiscal 1999 from the Ministry of International Trade and Industry's Environment and Industrial Location Bureau
Aug.		Began sales of the new Impreza, and all models met authorized low emission standards	
Sep.	Published the 2000 Environmental Report, aggregating results of all environmental activities for fiscal 1999		
Oct.		Began recycling of auto window glass recovered from ELVs as glass wool soundproofing material	
Nov.			•Unveiled the Subaru Small Wing Turbine Generator System •Began sales of the new LP0 low-noise refuse collection vehicle
Dec.	Eliminated the incinerator at the Gunma Manufacturing Division, Yajima Plant		
Mar. 2001	Achieved zero emissions at the Gunma Manufacturing Division		
May			Began sales of the multipurpose Robin EX series engine in order to lower exhaust emissions, lower the level of noise, and lower the level of vibration
Jun.	Published the 2001 Environmental Report, aggregating results of all environmental activities for fiscal 2000		
Sep.	•Eliminated the incinerator at the Utsunomiya Manufacturing Division • Eliminated the incinerator at the Saitama Manufacturing Division		
Oct.		Exhibited the next generation hybrid minicar, HM-01 at the Tokyo Motor Show	
Jan. 2002			The Subaru Small Wind-Power Generation System won the New Energy Grand Prize for fiscal 2001 from the Agency for Natural Resources and Energy
Feb.		Began sales of the new Forester. All models met the fiscal 2010 fuel economy standards and were accepted as good low emissions vehicles (G-LEV)	
Mar.	Utsunomiya Manufacturing Division and Saitama Manufacturing Division achieved zero emissions		
May	Established the Environmental Conservation Program (fiscal 2002 through 2006)	The company for the development of automobile batteries was jointly established by NEC Corp. and FHI	
Jun.	Published the 2002 Environmental Report		
Jul.		Consigned matters involving the collection and destruction of CFCs to the Japan Automobile Recycling Promotion Center	
Oct.		Limited marketing of the Legacy B4, CNG (Compressed Natural Gas) Vehicle	
Nov.			Research on switching to pollution-free paint remover for regular servicing of airplanes won an award from Bouei Choutatsu Kiban Seibi Kyoukai (Defense Procurement and Infrastructure Association)
Apr. 2003	Saitama Manufacturing Division received a regular assessment for ISO 14001		Developed ASR Pre-Processing Separating System
May		•Full model change of Legacy to launch the New Legacy •All models met the fiscal 2010 fuel economy standards except for 2.0 GT spec.B. 2.0L SOHC engine equipped cars achieved a 75% reduction in emissions from the 2000 standards	"Development of Pollution-Free Paint Remover for Regular Servicing of Airplanes" won a special award from the Japan Aeronautical Engineer's Association
Jun.	•Published 2003 Environmental Report •Utsunomiya Manufacturing Division received a regular assessment for ISO 14001		
Jul.	•Set up the six star *mutsuraboshi* corporate symbol •Established the Subaru Visitor Center at the Gunma Manufacturing Division, Yajima Plant		Solid waste ash melting furnace developed jointly with Ogihara Co., Ltd., acquired technology authorization from the Japan Waste Research Foundation
Aug.		•Legacy B4 CNG challenged to go around Japan •Conducted the presentation of Subaru Mobility techniques	
Sep.	Achieved zero emissions at the Tokyo Office		
Oct.	The Gunma Manufacturing Division won the fiscal 2003 3Rs Promotion Association Chairman's Award	•Disclosed the system of sequential hybrid series •Set up the Subaru brand message "Think. Feel. Drive."	
Nov.		The Legacy won the 2003–2004 Japan Car of the Year Award	
Dec.		•Developed a new processing technology for automotive parts, "hard broaching method" •Launched the new minicar, Subaru R2 and achieved fuel economy of 24.0 km/L (10-15 mode) (R) and a 75% reduction in emissions from the 2000 standards (R and i)	
Jan. 2004	The Head Office and the Tokyo Office acquired ISO 14001 certification		

GLOSSARY

3Rs (Reduce, Reuse, Recycle)
As waste material countermeasures, the 3Rs require reductions in the volume of waste through product resource conservation, longer life of products, and reduced generation of by-products in production processes (Reduce); reuse of components (Reuse); and recycling of components (Recycle).

ASR (Automobile shredder residue)
After disposal of fuel, oil, and the like by end-of-life vehicle dismantlers, the engines, transmission, tires, batteries, and other parts are separated and the remaining bodies and other parts are dispatched to a shredding facility. They are turned into shredder residue after steel and nonferrous metal particles are separated out for recycling. Recycling technology for this residue is now under development.

Compatibility
When a large car collides with a small car, generally the small car suffers greater impact. Therefore, the idea of compatibility is to optimize weight, rigidity, and height of the cars in order to reduce the impact from a large car as well as to reduce the damage on a small car.

Dioxins
This is a generic term that denotes polychlorinated dibenzo-p-dioxin (PCDD) and polychlorinated dibenzofuran (PCDF). Depending on the location and number of occurrences of chlorine, there are many types whose degree of harmfulness varies. There are some that cause deformities and some that are carcinogenic. Dioxins appear unnoticed in the manufacture and combustion of chemical substances. In the Law Concerning Special Measures against Dioxin (promulgated in July 1999), PCDD and PCDF, including coplanar PCB, are defined as dioxins.

Directive 2000/53/EC of the European Parliament and of the Council on ELVs
This directive regulates policies to improve the environmental conservation ability of automobile manufacturers and other related companies. It aims for reuse and recycling in order to prevent the waste generated from ELV (End-of-life Vehicles) and reduce waste disposal.

End-of-life vehicles
Automobiles, including motorbikes, whose use for transportation has ended, are disposed of by dismantling, destroying, burning, or burying in landfills.

Environmental impact
In the Environment Basic Law, this is "that which, as a result of human activity, affects the environment and is a cause of interference in environmental conservation."

Environment management system (EMS)
Environment management system positions environmental conservation measures as one link in the corporate activity and involves the planning, implementation, and evaluation. Depending on the type of evaluation, measures are implemented to achieve certain objectives. The organizational set-up for administering these operations is the EMS.

Greenhouse gases
These are gases (CO_2, methane, CFC alternatives, and others) that absorb the heat (infrared rays) released by the sun-warmed surface of the earth and cause global warming. Green house gases absorb heat and warm the air but as their density increases as more heat is absorbed and the air temperature rises, resulting in global warming.

Law on Recycling End-of-Life Vehicles
The law obligates automobile manufacturers and other related companies to share the responsibility for recycling and handling end-of-life vehicles appropriately. Automobile manufacturers are obliged to recycle or appropriately handle CFCs used for air conditioners, shredding dust, and air bags. The law was established out of the need to 1) reduce the amount of shredding dust because of a shortage of dump yards of waste materials; 2) to prevent illegal dumping and improper treatment; and 3) to work on environmental issues, such as depletion of the ozone layer and global warming. This is thought to be an important law to create a recycling-based society in Japan. (This law was promulgated in July 2002.)

Law Promoting Green Purchasing
This law aims to promote procurement of environmentally aware products (products and services contributing reduction of environmental impact) by ministries, agencies and other central governmental bodies. It also aims to promote the creation of a society able to sustain development by shifting demands through promotions to provide adequate information on environmentally friendly products. (The law went into force in April 2001.)

Normalization
This is the vision of an ideal society where disabled and elderly people can live and act in the same way as others. Also, it means creating an environment aiming at such a society.

PRTR Law (Law Concerning Reporting of the Release into the Environment of Specific Chemical Substances and Promoting Improvements in Their Management)
This legislation requires ascertaining the situation of chemical substance emissions and reporting to the central government via local governments. The amount of pollutants emitted into the environment or the amount transferred as waste is registered, tabulated, and made public by the government. Class 1 Designated Chemical substances number 354. (The law went into effect in April 2001.)

Recycling-based society
As an alternative to the existing high-consumption, high-waste society, this is an economic society that aims at the simultaneous achievement of environmental consideration and the pursuit of economic reason through the reduction, reuse, and recycling of waste material, restricting as much as possible the use of new resources and minimizing the volume of emissions.

Stratospheric platform
The stratosphere generally means the atmospheric region from the troposphere at about 11 kilometers in altitude to about 50 kilometers in altitude. It has a thermal gradient opposite to the troposphere that the temperature rises as the altitude increases, and the air layers do not mix. Weather phenomena, such as typhoons and clouds, occur in the troposphere and hardly influence the stratosphere. The stratospheric platform is a flying body that stays in the stratosphere with the characteristics shown above. There are two types, the airship type and the airplane type.

Thermal recycle
This means not only simply incinerating waste but also collecting and utilizing them as thermal energy. For example, the thermal heat produced by incinerating waste is generally used for thermal resources such as air conditioners and hot water. Furthermore, they can be used as fuels by converting them into solid fuels such as refuse derived fuel (RDF) refuse paper and plastic fuel(RPF) and oil.

VOC (Volatile organic compounds)
This is a generic name for organic compounds that exist in the form of gas in the air. It includes trichloroethylene, tetrachloroethylene, formaldehyde, toluene, benzene, and xylene. VOCs have an ability to dissolve fats and oils, and they have characteristics that make them hard to decompose and burn. Consequently, VOCs were used as an ideal cleansing agent in the industry in 1970s, but they could be harmful (causing headaches and dizziness after suctioning) and carcinogenic.

Zero emissions
This aims at building a recycling-based society in which the recycling of waste from industrial and other activities and the prevention of waste generation results in a society with no waste. Zero emissions have a variety of meanings, but for FHI, it is the activities that bring a zero level of waste material disposed of in landfills.

Please Give Us Your Opinions and Thoughts.

Thank you for reading Fuji Heavy Industries' Year 2004 Environmental & Social Report.

This report is about measures for environmental conservation and social contributions implemented in fiscal 2003 focusing primarily on FHI. Going forward, environmental & social reports will be published annually. We believe that your opinions and thoughts will help make them more complete. So please take a moment to fill in the questionnaire on the reverse side and fax it to us at the number shown. Thank you for your cooperation.

Reports on the results of the questionnaire for our Year 2003 Environmental Report

Our sincere thanks to the many that completed last year's questionnaire (published in June 2003). These are the results.

1. About the 2003 Environmental Report

(1) Were the contents of this report sufficient and suitable for an environmental report?


Definitely (70%)
Very Much (23%)
Fair (7%)

(2) What parts impressed you most? (Mark all that apply.)


(%)
100
80
60
40
20
0
Percentage of each part marked
53
37
37
37
33
33
30
27
Fiscal 2002 program achievements (recycling)
Overall achievements in fiscal 2002 and fiscal 2003 goals
Fiscal 2002 program achievements-development phase/products (automotive business)
Fiscal 2002 program achievements (production)
Fiscal 2002 program achievements-development phase/products (other than automotive business)
Environmental management
Environmental audits
Environmental accounting

2. About what topics you would like more detailed information?

(1) It would be better if more detailed examples and explanations on recycling were indicated.

(2) It would be better if the methods for ELV recycling techniques/research to be penetrated into scrappers are clearly explained.

(3) Please introduce the detailed contents about development of the fuel battery and the hybrid car.

(4) I almost understand the environmental audit but would like to know more.

(5) Since the environmental issues are difficult, the report should be written with easier terms and clearer designs to be more easily understood.

(6) It would be better if you could introduce important themes and achieved topics in more detail by highlighting, etc.

3. Please let us know your frank opinions about the environmental report and our environmental activities.

(1) Your approaches of working sufficiently on environmental conservation based on the corporate philosophy seem favorable. Please go forward with ELV recycle continuously (in cooperation with companies in other businesses).

(2) I would like you to further develop automobiles (hybrid, natural gas, electric cars, etc.) under current measures for environmental conservation. In addition, please make electric/natural gas cars more accessible to the general public.

(3) As one of the important issues for reducing chemical substances, enormous efforts should be put into cutting down the use of organic solvents in the painting process.

We received many valuable ideas in addition to those presented here. To the extent possible, we have incorporated those ideas in our Year 2004 Environmental & Social Report including:

(1) We indicated concrete examples on the automobile recycling.

(2) We introduced the current status of the implementation of the environmental risk assessment in more detail.

(3) When creating the report, we have always been concerned about the color use for diagrams, size, and expressions and incorporated articles explained by highlighting.

However, there is always room for improvement, and we again solicit the opinions and guidance of our readers.

QUESTIONNAIRE FAX FORM

Q1. How did you come to know abut the 2004 Environmental & Social Report?

☐Newspaper article ☐Magazine article ☐FHI's Web site ☐Other website
☐FHI employee ☐FHI business partner/supplier ☐Subaru dealers ☐Friend or acquaintance
☐Other (Please specify)

Q2. Were the contents of this report sufficient and suitable for and environmental & social report?

☐Definitely ☐Very much ☐Fair ☐Not very much ☐Not at all

Please state your reasons.

Reasons:

Q3. What do you think of FHI's activities?

[Environmental aspect] ☐Definitely sufficient ☐Sufficient ☐Acceptable ☐Not sufficient ☐Definitely not enough
[Social aspect] ☐Definitely sufficient ☐Sufficient ☐Acceptable ☐Not sufficient ☐Definitely not enough

Please state your reasons.

Reasons:

Q4. What parts impressed you most? (Please mark all that apply.)

☐New Voluntary Plans for the Environment ☐Environmental audits ☐Environmental accounting
☐Overall achievements in fiscal 2003 and fiscal 2004 plans ☐Development phase/products (automotive business unit)
☐Development phase/products (aerospace, industrial products, eco technologies company) ☐Production ☐Recycling
☐Logistics ☐Activities of affiliated companies (domestic/overseas) ☐Compliance ☐Relationship with customers
☐Relationship with employees ☐Social involvement ☐Plant site data ☐Product data
☐FHI environmental chronology ☐Glossary

Q5. Please tell us what topics you would like more detailed information on.

Q6. What is your opinion of FHI's environmental activities based on this report?

Q7. What is your relationship with FHI?

☐Customer ☐Resident of an area neighboring FHI installation ☐Engaged in government administration ☐FHI shareholder
☐News media-related ☐Related to an environmental NGO or NPO ☐Finance- or investment-related
☐Business partner/supplier ☐Employee or family member of employee
☐Other (Please specify)

Thank you for your cooperation. If you wish, please provide some information about yourself (optional).

Name Male/Female Age

Occupation Employer Department/Title

Address (workplace or home) Telephone

To: Environmental Affairs Promotion Office, Fuji Heavy Industries Ltd.

FAX : 03-3347-2530



The picture on the cover of the 2004 Environmental & Social Report shows the Pleiades star cluster, "Subaru" in Japanese (the image was partially processed for the cover use), based on which our six-star *mutsuraboshi* corporate symbol is designed.

In Japan, the Pleiades star cluster appears like fireflies flying in flocks above your head at dusk in winter. We can see the stars in the winter night sky even in cities when the air is clear.

We can count 6 to 7 stars of the Pleiades star cluster with the naked eye. In order to enjoy the beautiful stars forever, we need to continue to protect the precious global environment.

Please contact Fuji Heavy Industries' Environmental Affairs Promotion Office
with questions or comments about this report.
FAX 03-3347-2530

This environmental & social report is also available on the FHI's Web site:

http://www.fhi.co.jp/english/index.html

FUJI HEAVY INDUSTRIES LTD.

7-2, Nishi-Shinjuku 1-chome,
Shinjuku-ku, Tokyo 160-8316, Japan


Waterless
Printing. Naturally.


Vegetable INK
for waterless printing
Non Volatile Organic Compounds


FSC

17.5% Minimum SA-coc-1210

At least, 50% of the fiber used in the manufacturing process of this product is recycled paper. At least, 17.5% comes from well-managed forest independently certified according to the rules of the Forest Stewardship Council.

This report is printed on FSC certified paper containing 50% used paper, and with 100% vegetable ink for environmentally friendly waterless printing (non-VOC ink) that generates less hazardous wastewater.

Published in September 2004

Translation



Fuji Heavy Industries Ltd.
7-2, Nishi-Shinjuku 1-chome,
Shinjuku-ku, Tokyo

June 4, 2004

Notice of the 73rd Ordinary General Meeting of Shareholders

To our shareholders:

You are cordially invited to attend the 73rd Ordinary General Meeting of Shareholders of Fuji Heavy Industries Ltd. (the "Company"), to be held as set forth below.

If you do not expect to attend the meeting, you may vote on the propositions by proxy. Please refer to the attached materials, complete the enclosed voting form, indicating your approval or disapproval of each of the propositions in the space provided, affix your seal or signature and return the voting form to the Company by mail.

Sincerely,

Kyoji Takenaka, President and Chief Operating Officer

1. Date and time of meeting

Friday, June 25, 2004; 10:00 am

2. Place of meeting

Park Tower Hall
7-1, Nishi-Shinjuku 3-chome,
Shinjuku-ku, Tokyo

3. Agenda

Presentation of the Business Report, Balance Sheet and Statement of Income for the 73rd Fiscal Period (April 1, 2003 through March 31, 2004).

Propositions to be Voted On

Proposition 1:	Approval of the Proposed Appropriation of Retained Earnings for the 73rd Fiscal Period
Proposition 2:	Amendment to the Articles of Incorporation
Proposition 3:	Election of Eight (8) Directors
Proposition 4:	Election of Two (2) Corporate Auditors
Proposition 5:	Gratis Granting of Reservation Rights for New Shares as Stock Options
Proposition 6:	Approval of Retirement Allowances to Retiring Corporate Auditors

---

If you attend the meeting in person, please submit your voting form, completed and affixed with your seal or signature, at the reception desk.

INFORMATION RELATING TO EXERCISE OF VOTING RIGHTS

1. Total number of voting rights owned by all the shareholders:

775,834 rights

2. Propositions and information:

Proposition No. 1: Approval of the Proposed Appropriation of Retained Earnings for the 73rd Fiscal Period

In order to strengthen the Company's financial position and taking into consideration future business development, it is hereby proposed that retained earnings for the period under review be appropriated as described below. With regard to the year-end dividend for the period under review, it is hereby proposed that a dividend of ¥4.5 per share be paid, resulting in a full-year dividend for the period of ¥9 per share, including the interim dividend paid.

Proposed appropriation of retained earnings

(Yen)

Contents	Amount
Unappropriated retained earnings at end of the year	90,656,742,967
Reversal of dividends reserve	6,000,000,000
Reversal of retirement reserve	1,000,000,000
Total:	97,656,742,967
To be appropriated as follows:	
Dividends to shareholders (¥4.5 per share)	3,504,535,709
Directors' bonuses	100,000,000
(Corporate Auditors)	(14,000,000)
Advanced depreciation reserve	687,091,838
Other reserve	7,000,000,000
Retained earnings to be carried forward	86,365,115,420

(Notes) 1. Cash dividend for Fiscal 2004 is ¥9 per share, which includes interim dividend of ¥4.5 per share.

2. Advanced depreciation reserve is based on Special Tax Treatment Law.

Proposition No. 2: Amendment to the Articles of Incorporation

The enactment of the "Amendments to the Commercial Code and the Law for Special Exceptions to the Commercial Code Concerning Audit, Etc." (Law No. 132 in 2003) has enabled a company to repurchase its own shares through a Board of Directors' resolution in accordance with the provisions of the Articles of Incorporation. Accordingly, the Company intends to establish a new Article 6 as a draft amendment and make other necessary changes, in order to pursue a flexible capital policy in response to changes in the economic environment. In addition, in connection with the enactment of the "Amendments to the Commercial Code" (Law No. 44 in 2002) which has established a system for the additional purchase of shares constituting less than one full unit (*tangen*), the Company intends to establish a new Article 9 as a draft amendment and make necessary changes, in order to introduce such system and strengthen its services to its shareholders. Furthermore, the Company intends to delete the Supplementary Provisions on the extension of terms of office of Corporate Auditors, due to expiry of the provision.

The details of the revision are as follows:

(The underlined indicate amendment.)

The existing Articles of Incorporation	Proposed amendment to the Articles of Incorporation
Chapter II. Shares	Chapter II. Shares
(newly established)	(Repurchase of Its Own Shares) Article 6. The Company may repurchase its own shares through a Board of Directors resolution, in accordance with Article 211-3, Section 1-2 of the Commercial Code.

The existing Articles of Incorporation	Proposed amendment to the Articles of Incorporation
(Share Transfer Agent) Article 6. The Company will establish a transfer agent for its shares. The transfer agent and its place of operation will be decided by a resolution of the Board of Directors and will be publicly announced. The register of shareholders and the register of the actual shareholders (hereinafter referred to as the "Registers of Shareholders") and the register of loss of share certificates will be placed at the transfer agent's place of operation. Matters related to shares, including the registration of the transfer of shares, registration of pledge, indication of assets in trust or erasure thereof, purchase of shares less than a unit (hereinafter referred to as "Odd Unit Shares"), delivery of share certificates and acceptance of reports will be handled by the transfer agent, and will not be handled by the Company.	(Share Transfer Agent) Article 7. The Company will establish a transfer agent for its shares. The transfer agent and its place of operation will be decided by a resolution of the Board of Directors and will be publicly announced. The register of shareholders and the register of the actual shareholders (hereinafter referred to as the "Registers of Shareholders") and the register of loss of share certificates will be placed at the transfer agent's place of operation. Matters related to shares, including the registration of the transfer of shares, registration of pledge, indication of assets in trust or erasure thereof, purchase and additional purchase of shares less than a unit (hereinafter referred to as "Odd Unit Shares"), delivery of share certificates and acceptance of reports will be handled by the transfer agent, and will not be handled by the Company.
(Number of Shares per Unit) Article 7. (text of Article omitted)	(Number of Shares per Unit) Article 8. (same as the current Article.)
(newly established)	(Additional Purchase of Odd Unit Shares) Article 9. A Shareholder of the Company holding Odd Unit Shares (including a beneficial shareholder: This applies hereinafter) may demand a sale of the number of shares which, together with Odd Unit Shares, shall constitute one full unit, in accordance with the provisions set forth in Regulations for Handling of Shares.

The existing Articles of Incorporation	Proposed amendment to the Articles of Incorporation
(Regulations for Handling of Shares) Article 8. Types of shares, registration of the transfer of shares, registration of pledge, indication of assets in trust, purchase of Odd Unit Shares, redelivery of share certificates, and other procedures and charges related to shares will be as provided in the Regulations for Handling of Shares, which shall be decided by the Board of Directors.	(Regulations for Handling of Shares) Article 10. Types of shares, registration of the transfer of shares, registration of pledge, indication of assets in trust, purchase and additional purchase of Odd Unit Shares, redelivery of share certificates, and other procedures and charges related to shares will be as provided in the Regulations for Handling of Shares, which shall be decided by the Board of Directors.
(Record Date) Article 9. The Company shall consider shareholders (hereinafter, this term shall also include actual shareholders) who have voting rights and are listed or recorded in the Registers of Shareholders as of the end of every accounting term as the shareholders who should exercise their rights in the Annual General Meeting of Shareholders for such accounting term. In addition to the preceding paragraph, in order to determine recipients of interim dividends in accordance with Article 35, and at other times as required, an extraordinary record date can be set based on the resolution of the Board of Directors with a prior public announcement of such extraordinary record date.	(Record Date) Article 11. The Company shall consider shareholders who have voting rights and are listed or recorded in the Registers of Shareholders as of the end of every accounting term as the shareholders who should exercise their rights in the Annual General Meeting of Shareholders for such accounting term. In addition to the preceding paragraph, in order to determine recipients of interim dividends in accordance with Article 37, and at other times as required, an extraordinary record date can be set based on the resolution of the Board of Directors with a prior public announcement of such extraordinary record date.
Article 10 through Article 37 (text of Article omitted)	Article 12 through Article 39 (same as the current Article.)
Supplementary Provisions Notwithstanding the provisions in Article 26, regarding an auditor who is in his/her post before the closing of the general meeting of the first accounting term after May 1, 2002, his/her term of office shall be 3 years as in the past.	(Supplementary Provisions shall be deleted.)

Proposition No. 3: Election of Eight (8) Directors

Fredrick A. Henderson resigned as a Director of the Company as of May 31, 2004. The terms of office of Directors, seven in all, will expire at the close of this Ordinary General Meeting of Shareholders. It is hereby proposed that eight Directors be elected.

The candidates for Directors are as follows.

Troy A Clarke, candidate for the position of Director, meets the requirements for outside Director as per Article 188, Section 2-7-2 of the Commercial Code.

No.	Name (Date of birth)	Brief history		Number of shares of the Company held by candidate
1.	Kyoji Takenaka (November 28, 1946)	Apr. 1969	Joined the Company	93,000 shares
		June 1988	Staff General Manager of Product Planning Office	
		Feb. 1991	Staff General Manager of Product Planning Division	
		July 1995	Project General Manager (PLEO) of Subaru Development & Engineering Division	
		June 1999	Vice President, Project General Manager (PLEO) of Product Planning Office and General Manager of Special Version Development Department	
		Apr. 2000	Vice President, Senior General Manager of Corporate Planning Division and General Manager of Alliance Promotion Office	
		June 2001	Senior Vice President, Senior General Manager of Corporate Planning Division and General Manager of Alliance Promotion Office	
		June 2001	President and Chief Operating Officer Representative Director of the Board (present post)	
2.	Hideo Wada (March 12, 1943)	Apr. 1966	Joined the Company	22,000 shares

No.	Name (Date of birth)	Brief history		Number of shares of the Company held by candidate
		June 1988	General Manager of Overseas Planning Department, Subaru Overseas Business Division	
		Mar. 1989	Staff General Manager to Senior Managing Director, Subaru Overseas Division	
		June 1990	General Manager of North American Sales & Marketing Department, Subaru Overseas Division	
		June 1996	General Manager of Overseas Planning Department, Subaru Overseas Division	
		June 1997	Director, Senior General Manager of Subaru Overseas Division and General Manager of Overseas Planning Department	
		June 1999	Senior Vice President, Chief General Manager of Subaru Overseas Division	
		June 2001	Director of the Board, Executive Vice President and Chief General Manager of Subaru Sales & Marketing Division	
		June 2003	Representative Director of the Board Senior Executive Vice President (present post)	
3.	Hiroshi Suzuki (May 27, 1942)	Apr. 1966	Joined The Industrial Bank of Japan, Ltd.	29,000 shares
		June 1986	Deputy General Manager, London Branch, The Industrial Bank of Japan, Ltd.	
		June 1991	General Manager, Hong Kong Branch, The Industrial Bank of Japan, Ltd.	
		June 1994	Director and General Manager, Corporate Banking Department No.7., The Industrial Bank of Japan, Ltd.	
		June 1997	Managing Director, The Industrial Bank of Japan, Ltd.	
		June 1999	Managing Director and Executive Officer, The Industrial Bank of Japan, Ltd.	

No.	Name (Date of birth)	Brief history		Number of shares of the Company held by candidate
		June 2001	Joined the Company Director of the Board and Executive Vice President (present post)	
4.	Koichi Arasawa (January 28, 1942)	Apr. 1965	Joined the Company	19,000 shares
		June 1989	Staff General Manager to Director of Subaru Engineering Division	
		Oct. 1989	General Manager of Cost Planning Department	
		June 1993	General Manager of Chassis Design Depatment, Subaru Engineering Division	
		June 1995	General Manager of Product Planning Office, Subaru Development & Engineering Division	
		June 1996	Director and General Manager of Product Planning Office, Subaru Development & Engineering Division	
		June 1999	Senior Vice President and Chief General Manager of Subaru Development & Engineering Division	
		July 2001	Director of the Board, Executive Vice President and Chief General Manager of Quality Assurance Division	
		June 2003	Director of the Board, Corporate Executive Vice President (present post)	
5.	Takao Tsuchiya (August 27, 1943)	Apr. 1967	Joined the Company	18,468 shares
		Jan. 1990	Project General Manager (LEGACY), Product Planning & Management Division	
		July 1995	Staff General Manager of Product Planning Department., Subaru Development Division	
		June 1997	Director and General Manager of Engineering Management Department	

No.	Name (Date of birth)	Brief history		Number of shares of the Company held by candidate
		June 1999	Vice President, Senior General Manager of Subaru Development and Engineering Division, and General Manager of the Engineering Administration Department and Chassis Design Department	
		Apr. 2000	Senior Vice President and Senior General Manager of Subaru Engineering Division	
		June 2003	Director of the Board, Corporate Executive Vice President (present post)	
6.	Hiroyuki Nakatsubo (July 28, 1942)	Apr. 1966	Joined the Company	21,420 shares
		Oct. 1992	General Manager of Fixed Wing Aircraft Engineering Department, Utsunomiya Plant, Aerospace Division	
		June 1995	General Manager of Business Operations Department, Utsunomiya Plant, Aerospace Division	
		June 1997	Senior General Manager of Utsunomiya Plant, and General Manager of Manufacturing Department, Utsunomiya Plant, Aerospace Division	
		June 1998	Director, Senior General Manager of Aerospace Division, Chief General Manager of Utsunomiya Plant, and General Manager of Quality Assurance Department of Utsunomiya Plant	
		June 1999	Vice President, Senior General Manager of Aerospace Division, and Chief General Manager of Utsunomiya Plant	
		Apr. 2000	Senior Vice President and Chief General Manager of Aerospace Division	
		June 2002	Senior Vice President and President of Aerospace Company	

No.	Name (Date of birth)	Brief history		Number of shares of the Company held by candidate
		June 2003	Director of the Board, Corporate Executive Vice President (present post)	
7.	Shunsuke Takagi (October 28, 1946)	Apr. 1969	Joined the Company	20,060 shares
		Apr. 1991	Deputy General Manager of Budget & Accounting Department	
		Apr. 1994	Staff General Manager of Corporate Planning Department	
		June 1999	Vice President and General Manager of General Administration Department and Real Estate Department	
		Apr. 2000	Vice President, General Manager of Human Resources Department, General Administration Department, and Real Estate Department	
		June 2001	Senior Vice President and General Manager of Finance & Accounting Department	
		June 2003	Corporate Executive Vice President (present post)	
8.	Troy A. Clarke (May 10, 1955)	Aug. 1973	Joined General Motors Corp.	0 shares
		June 2002	Executive Vice President of General Motors Corp.	
		June 2004	Executive Vice President of General Motors Corp. and President of General Motors Asia Pacific (PTE) (current post)	
		○	President, General Motors Asia Pacific (PTE)	

* The mark "○" shows the company name and title when the candidate represents any company other than the Company.

(Note) General Motors Asia Pacific (PTE) Ltd. is an integrated manufacturing and sales company for GM cars in Asia, and has a competitive relations with the Company

Proposition No. 4: Election of Two (2) Corporate Auditors

The term of office of Corporate Auditor Takayoshi Yoshihashi will expire as of the close of this Ordinary General Meeting of Shareholders. Kunitake Nomura will resign as Corporate Auditor as of the close of this Ordinary General Meeting of Shareholders. It is hereby proposed that two Corporate Auditors be elected.

The candidates for Corporate Auditors are as follows.

Masatake Yashiro and Morihiko Tashiro, candidates for the position of Corporate Auditor, meet the requirements for outside Auditor as per Article 18, Section 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, Etc. of Kabushiki-Kaisha, and the Board of Auditors has given its consent to their nomination.

No.	Name (Date of birth)	Brief history		Number of shares of the Company held by candidate
1.	Masatake Yashiro (December 11, 1943)	Apr. 1967	Joined The Industrial Bank of Japan, Ltd.	0 shares
		Apr. 1988	Deputy General Manager of International Dept. of The Industrial Bank of Japan, Ltd.	
		June 1993	Deputy General Manager of Los Angeles Branch of the Industrial Bank of Japan, Ltd.	
		June 1996	Standing Corporate Auditor of the Industrial Bank of Japan, Ltd.	
		June 1999	Managing Executive Officer of the Industrial Bank of Japan, Ltd.	
		Apr. 2002	○Deputy President of UC Card Co., Ltd. (present post)	
2.	Morihiko Tashiro (April 16, 1938)	Apr. 1961	Enter Toyo Menka Kaisha. (currently, Tomen Corp.)	0 shares
		Oct. 1990	General Manager of Electric Information Equipment Division of Tomen Corp.	
		June 1991	Director of Tomen Corp.	
		June 1995	Managing Director of Tomen Corp.	
		June 1997	Senior Managing Director of Tomen Corp.	

No.	Name (Date of birth)	Brief history	Number of shares of the Company held by candidate
		April 2000 President of Tomen Corp. June 2003 Retirement from Tomen Corp.	

* The mark "○" shows the company name and title when the candidate represents any company other than the Company.

(Note) There is no relation of special interests between the candidates and the Company.

Proposition No. 5: Gratis Granting of Reservation Rights for New Shares as Stock Options

Shareholder approval is requested to grant reservation rights for new shares as stock options to Directors, Executive Officers, Corporate Auditors and employees of the Company, as outlined below, as per Article 280, Sections 20-21 of the Commercial Code.

1. Reason for granting reservation rights for new shares with preferential conditions to persons other than shareholders.

   Reservation rights for new shares will be issued gratis, as stock options, to provide incentive and raise the morale of the Company's directors, executive officers, corporate auditors and employees, in order to enhance the soundness of management and raise the level of the Company's social trustworthiness.

2. Overview of the stock option plan

   (1) Type and number of shares to be used for stock options

   Up to 2,000,000 ordinary shares of the Company.

   However, in the event the Company carries out a stock split or reverse stock split, the number of shares to be used for stock options not yet exercised at that time will be adjusted according to the following formula, and amounts of less than one share arising from the adjustment will be disregarded.

   Adjusted no. of shares = Pre-adjustment no. of shares x (Reverse) Stock split ratio

   In addition, if the Company enters into a merger with another company through absorption or the establishment of a new company and these stock options remain in effect, or if the Company carries out a spin-off through

absorption or the establishment of a new company, the number of shares will be adjusted as deemed necessary by the Company.

(2) Number of stock options

Up to 2,000 stock options (with 1 stock option representing 1,000 shares, to be adjusted as necessary as per the preceding provision).

(3) Issuing price of stock options

These stock options are to be issued gratis.

(4) Exercise price for stock options

The exercise price for a stock option will be the per share exercise price as calculated below, multiplied by the number of shares per stock option as per the provisions of (2) above.

The per share exercise price will be the average closing price for the Company's ordinary shares on the Tokyo Stock Exchange of each day (excluding days on which no trades are concluded) of the month preceding the month during which the stock option is exercised, multiplied by 1.05 (with amounts of less than ¥1 rounded up to the nearest yen).

However, if this amount is less than the closing price of the Company's ordinary shares on the on the Tokyo Stock Exchange on the exercise date, the closing price on the exercise date will be the exercise price.

In the event the Company carries out a stock split or reverse stock split after issuing these stock options, the exercise price will be adjusted according to the following formula (with amounts of less than ¥1 rounded up to the nearest yen).

$$\text{Adjusted exercise price} = \text{Pre-adjustment exercise price} \times \frac{1}{\text{(Reverse) Stock split ratio}}$$

However, in the event the Company issues new shares or disburses treasury stock shares at a price less than the market price, the exercise price will be adjusted according to the following formula (with amounts of less than ¥1 rounded up to the nearest yen).

$$\text{Adjusted exercise price} = \text{Pre-adjustment exercise price} \times \frac{\text{Number of previously issued shares} + \dfrac{\text{Number of new shares issued} \times \text{Subscription price per share}}{\text{Market price}}}{\text{Number of previously issued shares} + \text{Number of new shares issued}}$$

(5) Exercise period for stock options

These stock options may be exercised from August 1, 2006, until July 31, 2011.

(6) Conditions for the exercise of stock options

1. Persons who receive a stock option allotment may exercise those options after they cease to be a Director, Executive Officer, Corporate Auditor or employee of the Company. However, in the event a person retires voluntarily from the Company prior to reaching the age of 50, that person will forfeit the right to exercise their stock options.
2. In the event of the death of a person who has received a stock option allocation, the stock options will be transferred to that person's legal heir.
3. These stock options may not be pledged or otherwise disposed of in any manner.
4. Other conditions will be governed by a Stock Option Contract to be concluded between the Company and the Directors, Executive Officers, Corporate Auditors or employees to whom stock options are allotted, based on a resolution or resolutions of this Ordinary General Meeting of Shareholders or the Board of Directors.

(7) Cancellation of stock options

1. The Company may cancel these stock options in the event a merger contract in which the Company would cease to exist, a contract for the exchange of shares in which the Company would become the full subsidiary of another company, or the transfer of shares are approved at a general meeting of shareholders.
2. In the event a person who has received a stock option allocation forfeits the right to exercise those stock options as

per the provisions of (6)1. above, those stock options may be cancelled gratis. In this case, however, the cancellation procedure may be carried out collectively at the end of the exercise period.

(8) Restrictions on the transfer of stock options

The transfer of these stock options requires the approval of the Board of Directors.

Proposition No. 6: Granting of retirement gratuities to the retiring Corporate Auditors

It is hereby proposed that retirement gratuities be granted to Corporate Auditors, Takayoshi Yoshihashi who will retire at the close of this Ordinary General Meeting of Shareholders and Kunitake Nomura, who will resign at the close of this Ordinary General Meeting of Shareholders, in appreciation of services rendered by them while in office, within the extent of a reasonable amount in accordance with the established standards of the Company according and that determination of the actual amount, the time and method of presentation, etc. be left to consultation among the Corporate Auditors.

The brief histories of the retiring Corporate Auditors are as follows:

Name	Brief history	
Takayoshi Yoshihashi	June 2001	Corporate Auditor of the Company (present post)
Kunitake Nomura	June 1999	Corporate Auditor of the Company (present post)

- END -

Revised June 25, 2004



Articles of Incorporation

Fuji Heavy Industries Ltd.

Articles of Incorporation

Chapter 1, General Provisions

(Company Name)

<u>Article 1.</u>

The Company will be called *Fuji Jyukogyo Kabushiki Gaisha*, and in English, Fuji Heavy Industries Ltd.

(Location of Head Office)

<u>Article 2.</u>

The Company will establish its head office in Shinjuku-ku, Tokyo.

(Purpose)

<u>Article 3.</u>

The purpose of the Company shall be to engage in the following business activities:

1. Manufacture, sales, repair, and lease of the following products, and components and materials related thereto:
   (1) Automobiles, railway vehicles, industrial vehicles and other vehicles;
   (2) Airplanes, aerospace related machinery, flying objects, military arms;
   (3) Engines, engine-equipped machinery, agricultural machinery, forestry machinery, construction machinery, machine tools, pressing machinery, heating and air conditioning equipment, equipment for environment and/or sanitation control, and other industrial and/or general machines and tools; and
   (4) Telecommunications equipment, measuring equipment, and other electric equipment.
2. Consulting, engineering, and development and sales of any other technology, related to the preceding paragraph.
3. Design, operation, supervision and hire of construction and manufacture, sales and repair of buildings, structures and materials related thereto.
4. Sales, lease, agency and maintenance of real estate.
5. Managing airports.
6. Information processing, information transmission, information providing, and development, sales and lease of software.
7. Transport by land, sea or air, storage, and other transportation services related thereto.
8. Securities investment, securities trading and financing.
9. Dispatch transactions.

November 22,2004

Construction of new Aircraft manufacturing Plant in Handa City, Aichi Prefecture

Fuji Heavy Industries Ltd. announced the construction of a new Aircraft manufacturing plant in Handa City, Aichi Prefecture.

This plant will manufacture components of Center Wing for B787, and parts for New Domestic Large Planes (CX/PX)

The construction of new plant start : November 2004

Building Area(tentative): 7,500 m²

Price of investment : above 5 billion

10. Security and disaster prevention.
11. Advertising agency, travel agency, publishing and printing.
12. Management of facilities with regard to education, medical treatment, sports, tourism, exhibition, entertainment, and other facilities such as restaurants, lodgings and stores.
13. Sales of fuels and heat treatments.
14. Accident insurance agency and life insurance recruitment.
15. Businesses related to any portion of the above.

(Method for Public Notices)

Article 4.

The public notices of the Company shall be published in the Tokyo edition of the *Nihon Keizai Shimbun*.

Chapter 2, Shares

(Total Number of Shares)

Article 5.

The total number of shares authorized to be issued by the Company shall be 1,500,000,000.

(Repurchase of Its Own Shares)

Article 6.

The Company may repurchase its own shares through a Board of Directors resolution, in accordance with Article 211-3,Section 1-2 of the Commercial Code.

(Share Transfer Agent)

Article 7.

The Company will establish a transfer agent for its shares. The transfer agent and its place of operation will be decided by a resolution of the Board of Directors and will be publicly announced.

The register of shareholders and the register of the actual shareholders (hereinafter referred to as the "Registers of Shareholders") and the register of loss of share certificates will be placed at the transfer agent's place of operation. Matters related to shares, including the registration of the transfer of shares, registration of pledge, indication of assets in trust or erasure thereof, purchase and additional purchase of shares less than a unit (hereinafter referred to as "Odd Unit Shares"), delivery of share

certificates and acceptance of reports will be handled by the transfer agent, and will not be handled by the Company.

(Number of Shares per Unit)

Article 8.

The number of shares in one (1) unit is a thousand (1,000).

The Company will not issue share certificates relating to Odd Unit Shares.

(Additional Purchase of Odd Unit Shares)

Article 9.

A Shareholder of the Company holding Odd Unit Shares (including a beneficial shareholder; This applies hereinafter) may demand a sale of the number of shares which, together with Odd Unit Shares, shall constitute one full unit, in accordance with the provisions set forth in Regulations for Handling of Shares.

(Regulations for Handling of Shares)

Article 10.

Types of shares, registration of the transfer of shares, registration of pledge, indication of assets in trust, purchase and additional purchase of Odd Unit Shares, redelivery of share certificates, and other procedures and charges related to shares will be as provided in the Regulations for Handling of Shares, which shall be decided by the Board of Directors.

(Record Date)

Article 11.

The Company shall consider shareholders who have voting rights and are listed or recorded in the Registers of Shareholders as of the end of every accounting term as the shareholders who should exercise their rights in the Annual General Meeting of Shareholders for such accounting term.

In addition to the preceding paragraph, in order to determine recipients of interim dividends in accordance with Article 35, and at other times as required, an extraordinary record date can be set based on the resolution of the Board of Directors with a prior public announcement of such extraordinary record date.

Chapter 3, General Meeting of Shareholders

(Ordinary Meetings, Extraordinary Meetings and Convocation)

Article 12.

The Company will have two types of General Meeting of Shareholders, an Annual General Meeting of Shareholders and an Extraordinary General Meeting of Shareholders. An Annual General Meeting will be held in June every year, and an Extraordinary General Meeting will be held when necessary.

(Presiding Officer)

Article 13.

The President of the Company shall convene a General Meeting of Shareholders and shall act as the presiding officer therein. In the event the President is unable to do so, a Director shall serve in the President's place, in accordance with the order decided upon in advance by a resolution of the Board of Directors.

(Necessary Conditions for Resolutions)

Article 14.

Unless otherwise prescribed by laws or in these Articles of Incorporation, resolutions of a General Meeting of Shareholders shall be adopted by a majority of the votes of the shareholders present therein.

Special resolutions as provided for in Article 343 of the Commercial Code of Japan shall be adopted at a General Meeting of Shareholders at which shareholders holding one-third (1/3) or more of voting rights of all the shareholders shall be present, by a majority of two-thirds (2/3) or more of the voting rights of the shareholders so present.

(Proxy Votes)

Article 15.

A shareholder of the Company may exercise its voting rights by authorizing another shareholder who has voting rights in the Company as its proxy in a General Meeting of Shareholders.

The proxy must submit to the Company a document evidencing its authority for each General Meeting of Shareholders.

(Minutes)

Article 16.

Concerning the proceedings of the General Meeting of Shareholders, a summary of the process of the proceedings and the result thereof shall be described or recorded in the minutes of the meeting, and the presiding officer and the Directors who attended the meeting shall affix their names and seals, or sign electronically thereto. The minutes of the meeting shall be placed at the head office for 10 years and their certified copies

shall be placed at branch offices for 5 years.

Chapter 4, Directors and the Board of Directors

(Number and Appointment)

Article 17.

The Company will have no more than 35 Directors, who will be appointed at the General Meeting of Shareholders.

The above resolution for appointment shall be made by the presence of shareholders with one-third (1/3) or more of voting rights of all shareholders. Cumulative voting shall not apply for the appointment of a Director.

(Term of Office)

Article 18.

The term of office for a Director shall be until the conclusion of the Annual General Meeting of Shareholders corresponding to the last accounting term within 1 years after his/her assumption of office.

(President, etc.)

Article 19.

One Chairman, one President, Vice Chairmen, Vice Presidents, Senior Managing Directors and Managing Directors shall be appointed by a resolution of the Board of Directors.

(Representative Directors)

Article 20.

Directors who are to represent the Company shall be elected from the Directors set forth in Article 17 by a resolution of the Board of Directors.

(Remuneration)

Article 21.

Remuneration of Directors shall be decided at the General Meeting of Shareholders.

(Regulations of the Board of Directors)

Article 22.

In addition to any law and these Articles of Incorporation, matters relating to the Board of Directors shall be in accordance with the Regulations of the Board of Directors, which shall be decided upon by the Board of Directors.

(Convocation)

Article 23.

The Chairman will convene a meeting of the Board of Directors and shall preside over the meeting. In the event of the vacancy of the Chairman, or an accident, another Director shall serve in its place, in accordance with the order decided upon in advance by a resolution of the Board of Directors.

(Notices of Convocation)

Article 24.

Notices to convene a meeting of the Board of Directors must be given at least 4 days prior to the date of such meeting; provided, however, in case of emergency, such period may be shortened.

In the event that the consent of all of the Directors and the Auditors has been obtained, a meeting of the Board of Directors can be held without convocation procedures.

(Resolutions)

Article 25.

A resolution of the Board of Directors shall be adopted by a majority of the Directors present at the meeting at which a majority of the Directors are present.

(Minutes)

Article 26.

Concerning the proceedings of the meeting of the Board of Directors, a summary of the process of the proceedings and the result thereof shall be described or recorded in the minutes, and the Directors and Corporate Auditors who attended the meeting shall affix their names and seals, or sign electronically thereto. The minutes of the meeting shall be placed at the head office for 10 years.

Chapter 5, Corporate Auditors and the Board of Corporate Auditors

(Number and Appointment)

Article 27.

The Company will have no more than 5 Corporate Auditors, who shall be appointed at the General Meeting of Shareholders.

The above resolution for appointment of auditors shall be made by the presence of shareholders with one-third (1/3) or more of voting rights of all shareholders.

(Term of Office)

Article 28.

The term of office for Corporate Auditors shall be until the closing of the Annual General Meeting of Shareholders for the accounting term within 4 years after their taking of their offices. The term of office for a Corporate Auditor who was appointed in order to fill a vacancy will be until the end of the term of office for the resigned Corporate Auditor.

(Standing Corporate Auditor)

Article 29.

The Auditors will decide among themselves on a Standing Corporate Auditor.

(Remuneration)

Article 30.

Remuneration of Corporate Auditors shall be decided at the General Meeting of Shareholders.

(Regulations of the Board of Corporate Auditors)

Article 31.

In addition to any law and these Articles of Incorporation, matters relating to the Board of Corporate Auditors shall be in accordance with the Regulations of the Board of Corporate Auditors, which shall be decided upon by the Board of Corporate Auditors.

(Notices of Convocation)

Article 32.

Notices to convene a meeting of the Board of Corporate Auditors must be given at least 4 days prior to the date of such meeting; provided, however, in case of emergency, such period may be shortened.

In the event that the consent of all of the Corporate Auditors has been obtained, a meeting of the Board of Corporate Auditors can be held without convocation procedures.

(Resolutions)

Article 33.

Unless otherwise prescribed by any laws, a resolution of the Board of Corporate Auditors shall be adopted by a majority of the Corporate Auditors.

(Minutes)

Article 34.
Concerning the proceedings of the meeting of the Board of Corporate Auditors, a summary of the process of the proceedings and the result thereof shall be described or recorded in the minutes, and the Corporate Auditors who attended the meeting shall affix their names and seals, or sign electronically thereto. The minutes of the meeting shall be placed at the head office for 10 years.

Chapter 6, Accounts

(Business Year and Accounting Term)
Article 35.
The business year of the Company shall be from the first day of April through the last day of March next year, and the last day of each business year shall be the accounting term.

(Dividends)
Article 36.
Dividends shall be paid to the shareholders or the registered pledgees listed or recorded in the Registers of Shareholders as of the end of every accounting term.

(Interim Dividends)
Article 37.
The Company, upon resolution of the Board of Directors, can make a monetary allocation in accordance with Article 293-5 of the Commercial Code (referred to as interim dividends) to the shareholders or the registered pledgees listed or recorded in the final Registers of Shareholders as of September 30 every year.

(Conversion and Time of Conversion for Convertible Bonds, Calculation of Dividends, etc.)
Article 38.
The initial dividends or the interim dividends on shares issued by the conversion of convertible bonds shall be paid as if such conversion took place on April 1 in the event that a request for conversion is made between April 1 and September 30, and shall be paid as if such conversion took place on October 1 in the event that a request for

conversion is made between October 1 and March 31.

(Limitation Period)

Article 39.

In the event that the dividends or the interim dividends are not received even after 3 years have passed from the date when payment thereof becomes payable, the Company is excused from its responsibility to pay.



PRESS INFORMATION

富士重工業株式会社　広報部
〒160-8316 東京都新宿区西新宿1-7-2 TEL03-3347-2029 FAX03-3347-2295
FUJI HEAVY INDUSTRIES LTD. Corporate Communications Department
1-7-2,Nishi-Shinjuku,Shinjuku-ku,Tokyo 160-8316 JAPAN Telephone 81-3-3347-2029 Facsimile 81-3-3347-2295

June 8, 2004

Outline of exhibition at the 8th Beijing Motor Show (Auto China 2004)

Fuji Heavy Industries Ltd. (FHI), a Japanese auto manufacturer known for Subaru, will exhibit Subaru cars at the 8th Beijing International Automotive Industry Exhibition (Auto China 2004), which will be held in Beijing, China from June 9, launching a full-scale business for sales of imported Subaru cars in China.

FHI will exhibit four Subaru models, such as its mainstay Legacy, Outback, Impreza and Forester. All of the four vehicles to be exhibited will be their top-grade models, which will draw the audience's attention to their sporty and excellent performance provided by Subaru's unique Symmetrical AWD (All-Wheel Drive) technology, and Subaru's identity.

FHI plans to appoint three sales agents in China, which will set up outlets in their respective territories.

With the exhibition at the Beijing Motor Show, FHI will start a full-scale business for sales of imported Subaru cars in China with the aim of establishing the Subaru brand in the fast-growing Chinese market.

1. Vehicle exhibits for Beijing Motor Show
   Legacy Sedan 3.0R, Outback 3.0R, Forester 2.0 XT, Impreza Sedan WRX, Impreza WRC2003 replica

2. Sales agents

<Northern area of China> Zhonggi SUBARU (Beijing) Vehicle Sales Co.,Ltd.
No.4 Hall of BDA International Vehicle Plaza Economy & Development Zone of Yizhuang Beijing, 100176
TEL: 010 67866302 / FAX: 010 67866300

<Eastern area of China> Shanghai Automotive Industry Sales Corp. (SAISC)
287, Wuning Road(s), Shanghai, 200042
TEL: 021 62300000 / FAX: 021 62307373

<Southern area of China> Motor Image (China) Limited
Qi shan tou chi ling Avenue, San tun Village
Houjie Town, Dong Guan, Guangdong Province, 523900
TEL: 0769 5051622 / FAX: 0769 5051322

June 30, 2004

Fuji Heavy Industries Concludes OEM Agreement with German Diesel Engine Manufacturer Motorenfabrik HATZ GmbH

Fuji Heavy Industries Ltd. (FHI), a global manufacturer of aerospace-related products, industrial products and the maker of Subaru automobiles, today announced it has concluded an OEM agreement with Motorenfabrik HATZ GmbH & Co. KG (HATZ), a German diesel engine manufacturer. Under the agreement, HATZ will manufacture and supply small-sized, single-cylinder, air-cooled diesel engines, which FHI will market under the Subaru/Robin brands on a worldwide basis[1] beginning in the first quarter of 2005. FHI plans to introduce these diesel models as successors to the current Subaru/Robin DY diesel engine series.

In order to better accommodate many different markets, FHI and HATZ will jointly modify three existing models of the HATZ 1B series of single-cylinder, air-cooled diesel engines: the 1B20 (232-cc capacity, 3.5-kW/3600-rpm maximum output); the 1B30 (347-cc capacity, 5.6-kW/3600-rpm maximum output); and the 1B40 (462-cc capacity, 7.7-kW/3600-rpm maximum output). In addition, FHI plans to add another model with an intermediate engine capacity between that of the 1B20 and the 1B30.

All the models in the HATZ 1B series meet the stringent U.S. EPA Phase I emission standards, and each model is in the process of complying with the EPA Phase II emission standards, which will soon be in effect. They are also scheduled to meet the voluntary emission control guidelines, set forth by the Japan Land Engine Manufacturers' Association, which are slated to take effect in 2006.

The agreement between FHI and HATZ also grants FHI exclusive rights to market multi-cylinder diesel engines manufactured by HATZ under FHI's own brand in Japan and Asia. This arrangement will strengthen FHI's diesel engine lineup for a wider variety of industrial machinery customers, as well as those in the construction trades, and enable FHI's diesel model lineup to complement its wide range of gasoline models.

The agreement further represents the first strategic step in long-term cooperative relationship between FHI and HATZ that is intended to enhance and complement each other's distribution and service networks on a global scale.

FHI is one of Japan's top industrial engine manufacturers, with annual production of over one million units. HATZ is a leading diesel engine manufacturer, specialized in high-quality, high-performance diesel engines with a variety of power outputs, from 3 kW to 50 kW. In addition, the company supplies major automotive manufacturers components such as connecting rods and crankshafts.

About Motorenfabrik HATZ GmbH & Co., KG (As of fiscal 2002)

Head office: 94099 Ruhstrof a.d. Rott, Germany

Managing Director: Walfram Hatz jun.

Employees: approx. 1,200

Annual sales: approx. 1.5 billion yen

Annual production volumes: 60,000 diesel engines; 2.2 million connecting rods; 8000 crankshafts

Sales subsidiaries: 14 (8 in Europe; 3 in Americas; 1 each in China, Australia, and South Africa)

Sales and service: 94 sales outlets, 507 service locations around the world

July 8, 2004

Fuji Heavy Industries Ltd.
Saab Automotive AB

FHI and Saab continue partnership with new "cross-over" vehicle alliance

Fuji Heavy Industries Ltd. (FHI), the Japanese auto manufacturer of Subaru vehicles, and Swedish automaker Saab Automobile AB (Saab), a wholly-owned subsidiary of General Motors Corp. (GM), agreed on collaboration for a new crossover vehicle.

The project represents an expansion of the cooperation between FHI and Saab that was initiated last year with Saab vehicle sales through select Subaru dealer outlets in Japan, and was followed this year with the introduction of the Saab 9-2X premium sports compact in the U.S. and Canadian markets.

"We continue to see a working relationship between FHI and Saab as a very natural fit," says Bob Lutz, GM's vice chairman for product development. "It makes sense for FHI and Saab to work together early in the development process to deliver their own distinct interpretations of a sporty and versatile 'cross over' product."

The new collaboration between FHI and Saab will integrate the development of a new Saab crossover vehicle with FHI's crossover project for Subaru. Both vehicles will be produced at FHI's U.S. manufacturing facility.

"We are pleased that our alliance with GM enables us to continue to work together with Saab," said Kyoji Takenaka, president and CEO of FHI "This collaboration provides many benefits such as economics of scale, higher joint volume for FHI's US manufacturing facility, etc. and most importantly, creates a win-win situation for both FHI and Saab."

Outline of Financial Results for the 1st Quarter of Fiscal 2005

August 6, 2004

For Immediate Release

Company Name : Fuji Heavy Industries Ltd. (Code No.: 7270 : Tokyo Stock Exchange First Section)

(URL: http://www.fhi.co.jp/fina/index.html)

Representative : Mr. Kyoji Takenaka, President and CEO

Contact for Inquiries : Mr. Shunji Yonekura, General Manager of Administration Department
TEL(03)3347-2005

1. Basis for preparation of financial results of this quarter

1) Adoption of simplified accounting practices: Yes

Income taxes are calculated using a simplified accounting method.

2) Accounting change from prior year: Yes

Previously, for foreign exchange contracts used as hedges and which meet certain hedging criteria, the Company translated hedged foreign currency receivables using the contracted forward rates, and for forward exchange contracts hedging future transactions, the Company deferred recognition of gains or losses resulting from changes in fair value of the foreign exchange contracts until related gains or losses on the hedged items are recognized. However, the Company stopped applying the hedge accounting since 1st quarter of fiscal 2005.

As a result of this change, ordinary income and income before income taxes and minority interest for the 1st quarter increased by ¥1,694 million as compared with amounts assumed by application of previous hedge accounting policy.

3) Changes in scope of consolidation and application of the equity method: No

2. Performance in the 1st Quarter of Fiscal 2005 (from April 1, 2004 to June 30, 2004)

Note that all amounts have been rounded off to the nearest million yen, unless otherwise specified

(1) Consolidated Results of Operations

(Unit: Millions of yen, except for per share figures)

	Net sales		Operating income		Ordinary income		Net income	
1st Quarter of FY 2005	¥ 307,543	(8.5%)	¥ 12	(-99.9%)	¥ 2,479	(-78.9%)	¥ 619	(-89.7%)
1st Quarter of FY 2004	¥ 283,345	—	¥ 9,226	—	¥ 11,755	—	¥ 5,994	—
Fiscal 2004	¥ 1,439,451	—	¥ 50,324	—	¥ 56,614	—	¥ 38,649	—

	Net income per share, basic (Yen)	Net income per share, diluted (Yen)
1st Quarter of FY 2005	¥ 0.80	¥ 0.80
1st Quarter of FY 2004	¥ 8.08	¥ 8.08
Fiscal 2004	¥ 50.62	¥ 49.66

Note: Percentage figures in the net sales, operating income, ordinary income and net income columns represent changes from prior 1st quarter period.

Qualitative Data on the Progress of Consolidated Operating Results

Consolidated net sales for the first quarter was 307.5 billion yen, 24.2 billion yen increase from the same period of the previous year. It is due to the increase in sales units such as minicar in Japan and the Saab OEM cars in the United States. Operating income was 12 million yen, which is 9.2 billion yen decrease from the previous year. The decrease attributes to some special factors such as exchange rate impact and the costs associated with model change of the Legacy in the United States, which were greater than the various cost reduction efforts. Ordinary income was 2.5 billion yen with 9.3 billion decrease from the previous year. Net income for the quarter was 0.6 billion yen, or 5.4 billion yen less than the previous year.

(2) Financial Position

(Unit: Millions of yen, except for per share figures)

	Total assets	Shareholders' equity	Shareholders' equity to total assets (%)	Shareholders' equity per share (Yen)
1st Quarter of FY 2005	¥ 1,389,334	¥ 451,000	32.5 %	¥ 579.34
Fiscal 2004	¥ 1,349,727	¥ 453,708	33.6 %	¥ 582.60

Qualitative Data on the Progress of Consolidated Financial Condition

Total assets were 1,389.3 billion yen, an increase of 39.6 billion yen from the end of the previous fiscal year. The main factor was the vehicle inventory increase prepared for July, which is a typically strong sales month in Japan. Liabilities were 935 billion yen, 42.3 billion yen increase from the previous year, of which the main factor is the issuance of corporate bonds.

[Reference]

Projections for Fiscal 2005 (From April 1, 2004 to March 31, 2005)

Unchanged from the latest forecast (announced on May 14, 2004)

The above projections are made based on available information and assumptions as of Aug. 6, 2004, and are subject to the uncertainties of future operations. Therefore, actual results could differ materially from those anticipated.

[Consolidated Financial Statements]

(1) Summary of Consolidated Balance Sheets

(Unit: Millions of yen)

	1st Quarter of 2005 (as of June 30, 2004)	Fiscal 2004 (as of March 31, 2004)	Changes Increase/(Decrease)
ASSETS			
Current assets	**679,068**	**654,879**	**24,189**
Cash and time deposits	48,908	46,684	2,224
Notes and accounts receivable, trade	105,733	122,724	(16,991)
Marketable securities	112,403	113,490	(1,087)
Inventories	213,422	179,338	34,084
Short-term loans	101,180	101,871	(691)
Deferred tax assets	33,546	34,149	(603)
Other	64,402	57,284	7,118
Allowance for doubtful accounts	(526)	(661)	135
Fixed assets	**710,266**	**694,848**	**15,418**
Property, plant and equipment, net	**520,759**	**509,743**	**11,016**
Buildings and structures	128,948	117,446	11,502
Machinery, equipment and vehicles	169,952	161,950	8,002
Land	167,510	166,518	992
Construction in progress	7,792	20,935	(13,143)
Other	46,557	42,894	3,663
Intangible assets	**40,079**	**40,453**	**(374)**
Investments and other assets	**149,428**	**144,652**	**4,776**
Investment securities	61,107	57,045	4,062
Long-term loans	7,304	4,918	2,386
Deferred tax assets	28,110	29,707	(1,597)
Other	57,893	57,938	(45)
Allowance for devaluation of investments	(280)	(280)	—
Allowance for doubtful accounts	(4,706)	(4,676)	(30)
Total assets	**1,389,334**	**1,349,727**	**39,607**

	1st Quarter of 2005 (as of June 30, 2004)	Fiscal 2004 (as of March 31, 2004)	Changes Increase/(Decrease)
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities	**618,062**	**603,231**	**14,831**
Notes and accounts payable, trade	202,123	193,186	8,937
Short-term borrowings	228,727	227,917	810
Commercial paper	20,000	10,000	10,000
Current portion of bonds	—	10,000	(10,000)
Accrued income taxes	6,143	5,092	1,051
Accrued expenses	67,636	69,784	(2,148)
Accrued bonus	25,522	17,165	8,357
Accrued warranty claims	27,764	26,959	805
Other	40,147	43,128	(2,981)
Long-term liabilities	**316,983**	**289,469**	**27,514**
Bonds	110,800	90,800	20,000
Long-term debts	47,704	40,279	7,425
Deferred tax liabilities on revaluation of land	478	478	—
Accrued pension and severance liability	63,370	61,654	1,716
Accrued directors' severance and retirement benefits	1,168	1,228	(60)
Consolidation adjustments	42,191	44,027	(1,836)
Other	51,272	51,003	269
Total liabilities	**935,045**	**892,700**	**42,345**
Minority interest in consolidated subsidiaries	**3,289**	**3,319**	**(30)**
Shareholders' equity			
Common stock	**153,795**	**153,795**	**—**
Capital surplus	**160,107**	**160,107**	**—**
Retained earnings	**162,266**	**165,192**	**(2,926)**
Revaluation reserve for land	**421**	**421**	**—**
Net unrealized holding gains on securities	**12,312**	**10,291**	**2,021**
Translation adjustments	**(35,097)**	**(33,300)**	**(1,797)**
Less treasury stock, at cost	**(2,804)**	**(2,798)**	**(6)**
Total shareholders' equity	**451,000**	**453,708**	**(2,708)**
Total liabilities and shareholders' equity	**1,389,334**	**1,349,727**	**39,607**

(2) Summery of Consolidated Statements of Income

(Unit: Millions of yen)

	1st Quarter of FY 2005 (ended June 30 ,2004)	1st Quarter of FY 2004 (ended June 30 ,2003)	Changes Increase/(Decrease)		Fiscal 2004 (ended March 31 ,2004)
	Amount	Amount	Amount	%	Amount
Net sales	**307,543**	**283,345**	**24,198**	**8.5**	**1,439,451**
Cost of sales	235,819	204,997	30,822	15.0	1,085,716
Gross profit	71,724	78,348	(6,624)	(8.5)	353,735
Selling, general and administrative expenses	71,712	69,122	2,590	3.7	303,411
Operating income	**12**	**9,226**	**(9,214)**	**(99.9)**	**50,324**
Non-operating income	**4,972**	**4,477**	**495**	**11.1**	**17,943**
Interest and dividends income	717	821	(104)	(12.7)	2,081
Amortization of consolidation adjustments	1,836	1,680	156	9.3	4,912
Other	2,419	1,976	443	22.4	10,950
Non-operating expenses	**2,505**	**1,948**	**557**	**28.6**	**11,653**
Interest expenses	578	672	(94)	(14.0)	2,416
Other	1,927	1,276	651	51.0	9,237
Ordinary income	**2,479**	**11,755**	**(9,276)**	**(78.9)**	**56,614**
Extraordinary gains	**270**	**790**	**(520)**	**(65.8)**	**8,353**
Gain on sale of fixed assets	50	86	(36)	(41.9)	2,600
Gain on sale of investment securities	220	619	(399)	(64.5)	4,564
Gain on prior period adjustment	—	—	—	—	1,049
Other	—	85	(85)	(100.0)	140
Extraordinary losses	**476**	**934**	**(458)**	**(49.0)**	**8,701**
Loss on sale and disposal of fixed assets	476	911	(435)	(47.7)	5,689
Loss on sale of investment securities	—	—	—	—	411
Loss on devaluation of securities	—	—	—	—	221
Pension and severance cost	—	—	—	—	1,268
Other	—	23	(23)	(100.0)	1,112
Income before income taxes and minority interest	2,273	11,611	(9,338)	(80.4)	56,266
Tax expense	1,662	5,689	(4,027)	(70.8)	17,633
Minority interest in loss of consolidated subsidiaries	8	72	(64)	(88.9)	16
Net income	**619**	**5,994**	**(5,375)**	**(89.7)**	**38,649**

(3) Segment Information

[Business segment information]

1st Quarter of FY2005 (from April 1, 2004 to June 30, 2004) (Unit: Millions of yen)

	Automobiles	Industrial products	Aerospace	Other	Total	Elimination and corporate	Consolidated total
Sales and operating income (loss)							
Sales							
(1) Outside customer	278,136	10,740	13,731	4,936	307,543	—	307,543
(2) Inter-segment	892	92	12	735	1,731	(1,731)	—
Total sales	279,028	10,832	13,743	5,671	309,274	(1,731)	307,543
Operating cost and expense	278,693	10,918	13,907	5,867	309,385	(1,854)	307,531
Operating income (loss)	335	(86)	(164)	(196)	(111)	123	12

1st Quarter of FY2004 (from April 1, 2003 to June 30, 2003) (Unit: Millions of yen)

	Automobiles	Industrial products	Aerospace	Other	Total	Elimination and corporate	Consolidated total
Sales and operating income (loss)							
Sales							
(1) Outside customer	257,446	9,457	11,336	5,106	283,345	—	283,345
(2) Inter-segment	894	4	163	950	2,011	(2,011)	—
Total sales	258,340	9,461	11,499	6,056	285,356	(2,011)	283,345
Operating cost and expense	249,322	9,869	10,241	6,774	276,206	(2,087)	274,119
Operating income (loss)	9,018	(408)	1,258	(718)	9,150	76	9,226

[Overseas sales]

1st Quarter of FY2005 (from April 1, 2004 to June 30, 2004)

(Unit: Millions of yen)

	North America	Europe	Other	Total
Overseas sales	126,577	20,643	23,751	170,971
Consolidated net sales				307,543
Percentage of overseas sales over consolidated sales (%)	41.2%	6.7%	7.7%	55.6%

1st Quarter of FY2004 (from April 1, 2003 to June 30, 2003)

(Unit: Millions of yen)

	North America	Europe	Other	Total
Overseas sales	119,547	19,082	18,709	157,338
Consolidated net sales				283,345
Percentage of overseas sales over consolidated sales (%)	42.2%	6.7%	6.6%	55.5%

<Reference for the 1st Quarter of FY2005 Consolidated Financial Results>

(August 6, 2004)

Fuji Heavy Industries Ltd.

(in 100 millions of yen) (in thousands of units)	ACTUAL RESULTS 1st Quarter of FY 2004 Apr.2003 to Jun.2003	ACTUAL RESULTS 1st Quarter of FY 2005 Apr.2004 to Jun.2004		FORECAST FY2005 Apr.2004 to Mar.2005	
Net Sales	2,833	3,075	8.5 %	14,700	2.1 %
Domestic	1,260	1,365	8.4 %	6,800	8.3 %
Overseas	1,573	1,709	8.7 %	7,900	△2.7 %
Margin Percentage	3.3%	0.0%		3.1%	
Operating income	92	0	△99.0 %	450	△10.6 %
Margin Percentage	4.1%	0.8%		3.2%	
Ordinary income	117	24	△78.9 %	470	△17.0 %
Margin Percentage	2.1%	0.2%		2.2%	
Net income	59	6	△89.7 %	320	△17.2 %
Analysis of increase/decrease in operating income		**Gain factors** Reduction in costs 37 Decrease in R&D expenses 22 **Loss factors** Increase of expenses and others 68 Foreign exchange 56 Decrease in sales mix 27		**Gain factors** Reduction in costs 162 Increase in sales mix 27 Increase of expenses and others 6 **Loss factors** Foreign exchange 238 Increase in R&D expenses 10	
Exchange rate YEN/US$	119	107		107	
R&D expenses	145	123		585	
Interest bearing debt	–	4,072		4,100	
Performance of operation		Net sales to increase Net income to decrease		Net sales to increase Net income to decrease	
Domestic sales units	49	54	10.3 %	282	14.8 %
Small Cars	20	20	△0.7 %	110	△1.4 %
Minicars	29	34	18.0 %	172	28.2 %
Overseas sales units	57	67	18.7 %	329	7.7 %
North America	36	44	22.2 %	222	7.6 %
Europe	11	11	0.4 %	58	7.5 %
Others	10	12	25.3 %	50	7.9 %
Total sales units	106	122	14.8 %	611	10.8 %
SIA Isuzu SUVs units	7	6	△5.5 %	13	△47.9 %

*Figures of Total Sales are the sum of retail sales units of the Japanese subsidiary dealers, wholesale units of the overseas subsidiary distributors, and wholesale units of FHI to other distributors/dearlers.

*Analysis of increase/decrease in operating income and sales units for the fiscal year ending in March 2005 include the update to the plan in May,reflecting the recent situations.

<Reference for the 1st Quarter of FY2005 Consolidated Financial Results>

(August 6, 2004)
Fuji Heavy Industries Ltd.

(in 100 millions of yen) (in thousands of units)	ACTUAL RESULTS 1st Quarter of FY 2004 Apr.2003 to Jun.2003	**ACTUAL RESULTS** **1st Quarter of FY 2005** **Apr.2004 to Jun.2004**		FORECAST FY2005 Apr.2004 to Mar.2005	
Net Sales	2,833	3,075	8.5 %	14,700	2.1 %
Domestic	1,260	1,365	8.4 %	6,800	8.3 %
Overseas	1,573	1,709	8.7 %	7,900	-2.7 %
Margin Percentage	3.3%	0.0%		3.1%	
Operating income	92	0	-99.0 %	450	-10.6 %
Margin Percentage	4.1%	0.8%		3.2%	
Ordinary income	117	24	-78.9 %	470	-17.0 %
Margin Percentage	2.1%	0.2%		2.2%	
Net income	59	6	-89.7 %	320	-17.2 %
Analysis of increase/decrease in operating income		**Gain factors** Reduction in costs 37 Decrease in R&D expenses 22 **Loss factors** Increase of expenses and others 68 Foreign exchange 56 Decrease in sales mix 27		**Gain factors** Reduction in costs 162 Increase in sales mix 27 Increase of expenses and others 6 **Loss factors** Foreign exchange 238 Increase in R&D expenses 10	
Exchange rate YEN/US$	119	107		107	
R&D expenses	145	123		585	
Interest bearing debt	—	4,072		4,100	
Performance of operation		Net sales to increase Net income to decrease		Net sales to increase Net income to decrease	
Domestic sales units	49	54	10.3 %	282	14.8 %
Small Cars	20	20	-0.7 %	110	-1.4 %
Minicars	29	34	18.0 %	172	28.2 %
Overseas sales units	57	67	18.7 %	329	7.7 %
North America	36	44	22.2 %	222	7.6 %
Europe	11	11	0.4 %	58	7.5 %
Others	10	12	25.3 %	50	7.9 %
Total sales units	106	122	14.8 %	611	10.8 %
SIA Isuzu SUVs units	7	6	-5.5 %	13	-47.9 %

*Figures of Total Sales are the sum of retail sales units of the Japanese subsidiary dealers, wholesale units of the overseas subsidiary distributors, and wholesale units of FHI to other distributors/dearlers.

*Analysis of increase/decrease in operating income and sales units for the fiscal year ending in March 2005 include the update to the plan in May,reflecting the recent situations.

PRESS INFORMATION





富士重工業株式会社 広報部
〒160-8316 東京都新宿区西新宿1-7-2 TEL03-3347-2028 FAX03-3347-2295
FUJI HEAVY INDUSTRIES LTD. Corporate Communications Department
1-7-2, Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-8316 JAPAN Telephone 81-3-3347-2028 Facsimile 81-3-3347-2295

August 20, 2004

Exhibition outlines of the Mondial de l'Automobile 2004 (Paris Motor Show)

Fuji Heavy Industries Ltd. (FHI), global manufacturer of transportation and aerospace-related products and the maker of Subaru automobiles, today announced that it will exhibit the Subaru Legacy Station Wagon 3.0R spec. B and Subaru Forester 2.5XT, which will be introduced to the European markets this fall, at the Mondial de l'Automobile 2004 (Paris Motor Show). The show will open its doors to the public in Paris from September 23 through October 10 (Press day: September 23 and 24).

Subaru's press briefing is scheduled for Tuesday, September 23rd from 16:45 at the Subaru booth, where Senior Executive Vice President Hideo Wada and Subaru World Rally Team (SWRT) driver Petter Solberg will be present.



Legacy Station Wagon 3.0R spec. B



Forester 2.5XT

1. Legacy Station Wagon 3.0R spec. B

The Legacy 3.0R spec.B, which pursues fun to drive, is powered by a 6-cylinder SUBARU BOXER Horizontally-Opposed engine. This engine, which provides perfect engine balance is matched up with a 6-speed manual transmission. Bilstein shock absorbers are also part of the Legacy 3.0R spec.B's standard equipment.

Engine	3.0-litre, 6-cylinder Horizontally-Opposed engine, DOHC AVCS+Direct variable valve lift
Maximum output	180kW(245PS)/6,600rpm
Maximum torque	297Nm(30.3kgfm)/4,200rpm
Transmission	6-speed manual transmission
Tire size	215/45 R18

2. Forester 2.5XT

The Forester 2.5XT, based on the Forester crossover SUV which pursues both on road performance and rough road driveability, is a model with further enhanced driving performance and is equipped with a 2.5-litre 4-cylinder Horizontally-Opposed DOHC turbocharged engine.

Engine	2.5-litre, 4-cylinder HorizontallyÅ]Opposed DOHC air-cooled intercooler-turbocharged engine
Maximum output	155kW(210PS)/5,600rpm
Maximum torque	320Nm(32.6kgfm)/3,600rpm
Transmission	5-speed manual transmission
Tire size	215/60 R16

3. Other vehicles exhibited (* models will be exhibited on public days only)

Legacy Sedan 3.0R, Outback 3.0R, Outback 2.5i*, Forester 2.0XT, Impreza WRX STi, Impreza Sports Wagon WRX, Impreza Sedan WRX*, G3X Justy 1.5, Impreza WRC2004 (replica)

###

September 1, 2004



Fuji Heavy Industries Applies to the FIA for Group N Homologation for the Subaru Impreza WRX STi spec C

Fuji Heavy Industries Ltd. (FHI), a global manufacturer of transportation and aerospace-related products and the maker of Subaru automobiles, today announced that it will submit a homologation application to the Fédération Internationale de l'Automobile (FIA) for the Subaru Impreza WRX STi spec C to race as a Group N vehicle in 2005*. The application embodies the company's plan to position this model as a key competitor in motor sport activities for 2005 and beyond.

To enter FIA-approved racing and rallying championships that take place around the world, cars must be homologated according to the FIA regulations. Group N (production cars) is one of the rally and off-road vehicle groups set forth by the FIA. Defined as large-scale series production touring cars, Group N homologation imposes strict limits on modifications to production models and is known as the category that best reflects the performance inherent to the basic production model.

FHI will produce more than 1,000 units of the Impreza WRX STi spec C during 2004, which is the minimum level of production required for Group N classification, and the company is planning to have the vehicle homologated before the 2005 rally season begins.

Impreza WRX STi has long demonstrated its strengths in Group N class races; in fact, the top three drivers in the 2003 FIA Production Car World Rally Championship (PCWRC) for Group N cars were all driving the Impreza WRX STi. Now lighter and even more suitable for competition than the Impreza WRX STi, the Subaru Impreza WRX STi spec C is packed with new features and is equipped with a higher performance engine.

Major Features of the Impreza WRX STi spec C

- Compared to the Impreza WRX STi, Impreza WRX STi spec C is about 90 kilograms lighter through the adaptation of lighter glass, a trunk lid composed of aluminum, and thinner roof construction.
- A rear crossbar has been fitted to further improve body rigidity.
- The turbocharger in the Impreza WRX STi spec C uses precise ball bearings in the shaft to reduce friction, thereby offering a smooth and speedy turbo boost and providing ideal engine response.
- A large water reservoir for the intercooler water spray as well as an air-cooled engine oil cooler have been implemented to ensure stable engine performance.

* Applicable 17inch tire specification only

September 06, 2004

Issuance of Stock Options (New Share Reservation Rights)

On August 27, 2004, Board of Directors of Fuji Heavy Industries Ltd. (FHI) decided the issuance of new share reservation rights as stock options in accordance with Articles No.280-20and No.280-21 of the Commercial Code.

The outline of this issuance is as follows:

1.Issued date: September 6,2004

2.Total number of new share reservation rights:

1,921 new share reservation rights

(1,000 common shares of the Company for each new share reservation right)

3.Issued price:

Without charge for each new share reservation right

4.Types and number of shares subject to new share reservation rights

1,921,000 shares of the Company's common stock

5.Amount paid upon the exercise of the new share reservation rights

¥594 per a share

6.Total amount price of shares subject to new share reservation rights:

1,141,074, 000 yen

7. Period for exercising new share reservation rights:

August 1, 2006 through July 31, 2011

8.Capitalized value within the exercise price:

570,537 ,000 yen(¥297 per a share)

9. Prospective grantees:

321 people

(Executive officers: Directors of the Board, Executive Vice Presidents, Senior Vice Presidents, Vice Presidents, Auditors and senior employees of the Company)

September 09, 2004

Repurchase of Company's shares due to Stock Options (New Share Reservation Rights)

Fuji Heavy Industries Ltd. has announced that Company repurchased its own shares in the market according to the Article 211-3,Section 1-2 of the Commercial Code.

1.Type of shares: the Company's common stock
2.Repurchase term: From September 7, 2004 to September 8, 2004
3. Number of repurchased shares: 580,000 shares
4.Total amount of repurchased shares: 331,949, 000 yen
5. Method of repurchase: Market buying on the Tokyo Stock Exchange


SUBARU
SEC MAIL
PROCESSING
RECEIVED
WASH. D.C.
192
SECTION

PRESS INFORMATION

October 14, 2004

Exhibition outline of the 38th Tokyo Motor Show for Commercial & Barrier - free Vehicles

October 14, 2004, Tokyo – Fuji Heavy Industries Ltd. (FHI), a global manufacturer of transportation and aerospace-related products and the maker of Subaru automobiles, today announced the major features of its exhibits at the 38th Tokyo Motor Show – Commercial & Barrier - free Vehicles, which will be held at Makuhari Messe from November 2 through 7, 2004. Under its theme for the show, "Open all roads: Vehicles for broadening opportunities and enriching life," FHI will exhibit a wide range of Subaru's barrier free vehicles for people with disabilities, plus a full lineup of commercial vehicles.

Featured at the Subaru booth will be a range of Subaru TransCare models, including the Subaru R1 prototype model: one fitted with a hand control and the other with a rotating seat. The R1 model has been developed as a high-quality, original mini-car as a prototype model . The R1 expresses the pursuit of the value of compactness and embodies its development concept: "Small is beautiful; the love and pride for owners in its smallness."

Other Subaru TransCare models on display include some popular models that have been fitted with hand controls for driver with disabilities. Hand controls enable drivers to perform braking and acceleration exclusively by hand, without any lower body motion. In addition, some TransCare models come with rotating passenger seats, while others are equipped with electric wheelchair lifts for easy access to the vehicle.

In its commercial vehicle area at the show, FHI will exhibit the Subaru Sambar lineup. The Sambar has earned acclaim for excellence in its driving performance and reliability, as well as for outstanding convenience. The Sambar Transporter, a prototype model, is packed with new features and equipment that facilitate the tasks of delivery service providers.

FHI will also have two units of the Subaru Driving Simulator II that are both fitted with hand controls and rotating seats. People with limited or no use of their lower limbs will be able to enjoy the experience of virtual driving fun in a Subaru car.







Subaru R1 equipped with a hand control(Prototype)

Subaru R1 TransCare Wing Seat (Prototype)

Major features of Subaru exhibits

1. Prototype models

Subaru R1
Sophisticated exterior designs underline the value of compactness, a concept of Subaru designers and engineers for a unique, individual mini-car. With a length of 3,285 mm, a width of 1,475 mm, and a height of 1,510 mm, the R1 also features sporty and streamlined looks. The front end enhances sporty styling with its spread-wing grille design, which is reminiscent of aircraft wings.

The two front seats and cabin area are quite roomy, while the rear space can become either two seats or a spacious luggage area. The interior color combination of black and red also enhances sportiness.

The R1 has been engineered with many safety considerations. The "one-motion form," a flowing eggshell line from front to rear, has been engineered to effectively absorb crash impact. Other shock-absorbing elements are incorporated to dampen the impact between the car and a pedestrian, reducing the risk of injury to the pedestrian in an accident.

Combining a smooth and powerful 4-cylinder DOHC engine (658 cc) with an active valve control system (AVCS) and the i-CVT (intelligent continuously variable transmission), the R1 ensures driving pleasure at the operator's fingertips.

Subaru R1 2WD with i-CVT, equipped with a hand control
A hand control[1] enables a driver with disabilities to perform braking and acceleration exclusively by hand. The smallness of the R1 makes the driver feel comfortable, as everything in the interior space is reachable. Easy access to the driver's seat is ensured by the seat's clearance of 600 mm from the ground. The R1 is ideal for enabling the mobility of a driver with disabilities, while it can also be driven by family members and friends.

1) The FC-B hand control system is made by Fuji Auto Co., Ltd. (FC-B floor-type comes with a steering control ball grip, but no horn switch)

Subaru R1 TransCare Wing Seat AWD with i-CVT
Equipped with a rotating front passenger seat,[2] this R1 model also features a larger door opening for easy entry and exit. The rotating power seat can be operated by a handheld wireless remote control for superior convenience. The model addresses the need for enjoyable car trips for seniors and people with disabilities.

2) The height of the rotating seat, when extended out from the car's interior, is as high as 560 mm from the ground.

Subaru Sambar Transporter Van 2WD + 3AT for delivery service providers

The Sambar Transporter model is a 2-seater van in a compact body, yet it provides the most spacious cabin area in the mini-commercial vehicle category[3] in Japan. Its cabin and cargo space are separated by a wall panel with a small glass inset for rear visibility. The panel also has a window on the passenger side that opens to accommodate long delivery items that do not fit in the cargo space. The Sambar Transporter comes with a clothes-hanging rack in its cargo space, while its cabin is fitted with brackets that can eventually be used for installing such equipment as wireless data transmitters, portable terminals, and printers to facilitate data input and transmission and other communications required for efficient delivery services. The Transporter also comes with a Smart Key that automatically locks the doors when the driver walks away from the vehicle with the key and unlocks them as the driver approaches the vehicle.

3) The mini-commercial vehicle is a commercial van or truck with engine displacement of less than 660 cc.

2. TransCare Models

Subaru vehicles with hand controls

Subaru provides vehicles that can be fitted with hand controls and other adaptive equipment for people with disabilities to drive. Mobility equipment manufacturers that include Guidosimplex s.n.c., Nisshin Auto Co., Ltd., and Fuji Auto Co., Ltd., offer hand controls for TransCare models for drivers with disabilities. These makers also offer other adaptive equipment, such as right-foot accelerator pedals for people with limited or no use of their left feet and pedal extensions for shorter people.

Subaru Impreza Sedan WRX AWD SPORTSHIFT E-4AT with a hand control[4]

The Impreza WRX model is fitted with an electronic ring accelerator and brake installed on top of its steering wheel. Designed to operate effortlessly, the accelerator provides light and precise control. Thanks to its proximity to the steering wheel, the hand control system enables the driver to enjoy a sporty ride.

4) The steering control system with electronic ring accelerator and pull-type braking lever is made by Guidosimplex s.n.c.

Subaru R2i Plus 2WD i-CVT with a hand control[5]

The Subaru R2 is equipped with a compact hand control that incorporates braking and accelerating levers, as well as such functions as a blinker and a brake locking switch that can be activated to brake the car at a traffic light or during other extended braking times. All the operations except for steering can be efficiently handled by one hand, which greatly facilitates driving with hands.

5) The AP drive (AM type) is made by Nisshin Auto.

Subaru vehicles with rotating seats and wheelchair lifts

Subaru Legacy TransCare Wing Seat Touring Wagon 2.0R AWD SPORTSHIFT E-4AT
Using the standard seat for the Legacy model, this rotating front passenger seat features a sliding power-seat mechanism. It extends 80 mm out from the car by rotating, enabling the smooth entry and exit of a passenger. The rear luggage area comes with a restraint-belt system to horizontally secure a folded wheelchair, as well as a bumper cover to protect the rear bumper.

Subaru Forester TransCare Lift-and-Lower Wing Seat XT AWD E-4AT
This Forester model is fitted with a lift-and-lower power rotating seat, providing adjustable height for easy and convenient entry and exit. The seat also has a collapsible footrest and comfortable arm rests. The rear luggage area comes with a restraint-belt system to horizontally secure a folded wheelchair, as well as a bumper cover to protect the rear bumper.

Subaru Sambar TransCare Wheelchair Lift Dias Wagon 2WD 3AT
The Sambar is equipped with a wheelchair lift on the left sliding-door side. This is the only left-side lift available in the mini-commercial vehicle category in Japan. Because vehicles drive on the left side of the road in Japan, the left-side lift on the vehicle is convenient and safe for caregivers to assist those in wheelchairs when they enter from and exit to pedestrian sidewalks. Inside the van, a wheelchair user has ample headroom with the lowered floor. The Sambar also comes with a one-switch wheelchair restraint device, seat belts, and an extra grip bar for a safe and comfortable ride.

3. Others

The driving simulator is jointly developed by utilizing FHI Aerospace Company's technical know-how in building aircraft flight simulators, Subaru's Engineering Division involved in developing the vehicles and the Subaru Technical Research Center for development of future technologies. the Subaru Driving Simulator II has been improved upon since the original one was introduced at last year's Tokyo Motor Show. Both units of the Simulator II are equipped with Guidosimplex-made hand controls and rotating lift-and-lower seats for people with disabilities to experience the virtual driving of Subaru cars with adaptive equipment.

Subaru Pleo Van A 2WD 5MT

Subaru Sambar Truck TB 4WD 5MT plus extra low gear

Subaru Sambar Transporter Van 2WD 3AT

Subaru Sambar Porter Van 4WD EL + 5MT

Subaru R2 cutaway display model

Subaru Sambar TransCare Dias Wagon 2WD 3AT fitted with a wheelchair lift (displayed at the Test-ride Arena at the show)

Consolidated Semi-annual Financial Results for Fiscal 2005

Nov. 12, 2004

For Immediate Release

Company Name	:	**Fuji Heavy Industries Ltd.**
Name of Stock Exchange	:	Tokyo Stock Exchange (First section)
Code No.	:	7270
Location of Head Office	:	Tokyo, Japan
URL	:	http://www.fhi.co.jp/fina/index.html
Representative	:	Mr. Kyoji Takenaka, President and CEO
Contact for Inquiries	:	Mr. Shunji Yonekura, General Manager of Administration Department Tel: (03) 3347-2005

Date of the Board of Directors Meeting Held for the Approving the Financial Results: November 12, 2004

Name of the Parent Company: (Code No.: –)

Percentage of the Shares Held by the Parent Company: – %

Adoption of US Generally Accepted Accounting Principles: No

1. Performance in 1st Half of Fiscal 2005 (from April 1, 2004 to September 30, 2004)

Note that all amounts have been rounded off to the nearest million yen, unless otherwise specified.

(1) Consolidated Results of Operations

(Unit: Millions of yen, except for per share figures)

	Net sales		Operating income		Ordinary income	
1st Half of FY 2005	¥ 690,791	(3.8 %)	¥ 15,501	(-15.3 %)	¥ 15,061	(-38.5 %)
1st Half of FY 2004	¥ 665,389	(2.6 %)	¥ 18,308	(-50.4 %)	¥ 24,476	(-21.6 %)
Fiscal 2004	¥ 1,439,451		¥ 50,324		¥ 56,614	

(Unit: Millions of yen, except for per share figures)

	Net income		Net income per share, basic (Yen)	Net income per share, diluted (Yen)
1st Half of FY 2005	¥ 8,275	(-57.4 %)	¥ 10.63	¥ 10.62
1st Half of FY 2004	¥ 19,404	(16.2 %)	¥ 26.15	¥ 24.99
Fiscal 2004	¥ 38,649		¥ 50.62	¥ 49.66

Notes:
1. Equity loss from investments in affiliated companies : 1st Half of FY 2005 : ¥ (271) million; 1st Half of FY 2004 : ¥ – million; Fiscal 2004 : ¥ – million
2. Average number of shares outstanding during the periods : 1st Half of FY 2005 : 778,789,979 shares; 1st Half of FY 2004 : 742,134,813 shares; Fiscal 2004 : 760,337,498 shares
3. Accounting change : See "Change of Accounting Policy" section
4. Percentage figures in the net sales, operating income, ordinary income and net income columns represent changes from prior semi-annual period.

(2) Financial Position

(Unit: Millions of yen, except for per share figures)

	Total assets	Shareholders' equity	Shareholders' equity to total assets	Shareholders' equity per share (Yen)
1st Half of FY 2005	¥ 1,392,312	¥ 464,215	33.3 %	¥ 595.71
1st Half of FY 2004	¥ 1,367,514	¥ 450,080	32.9 %	¥ 578.22
Fiscal 2004	¥ 1,349,727	¥ 453,708	33.6 %	¥ 582.60

Note: Number of shares outstanding at end of the periods : 1st Half of FY 2005 : 779,266,301 Shares
1st Half of FY 2004 : 778,391,842 Shares
Fiscal 2004 : 778,489,633 Shares

(3) Cash Flows

(Unit: Millions of yen)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of the period
1st Half of FY 2005	¥ 37,307	¥ (62,405)	¥ 22,342	¥ 137,204
1st Half of FY 2004	¥ 25,930	¥ (57,384)	¥ 19,918	¥ 158,425
Fiscal 2004	¥ 99,774	¥ (127,140)	¥ 2,335	¥ 139,401

(4) Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries: 66
Non-consolidated subsidiaries accounted for by the equity method: 4
Affiliated companies accounted for by the equity method: 1

(5) Changes in Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries:

Newly included: –
Newly excluded: –

Companies accounted for by the equity method:

Newly included: 5
Newly excluded: –

2. Projections for Fiscal 2005 (from April 1, 2004 to March 31, 2005)

(Unit: Millions of yen)

	Net sales	Ordinary income	Net income
Full year	¥ 1,450,000	¥ 47,000	¥ 32,000

Reference: Projected net income per share (full year): ¥ 41.06

The above projections are made based on available information and assumptions as of Nov. 12, 2004, and are subject to the uncertainties of future operations. Therefore, actual results could differ materially from those anticipated. The assumptions used for the above projections are stated on page 9.

1. Condition of the FHI Group

As of September 30 2004, the FHI Group consisted of Fuji Heavy Industries Ltd., 113 subsidiaries, 11 affiliated companies and 2 associated companies. They primarily engage in operations related to the Group's automotive business, industrial products business, aerospace business and other services, producing a wide range of products.

The flow chart below illustrates the relationship that each subsidiary and affiliate maintains to the parent company.



*6 General Motors Corporation
(equity holding)
*6 General Motors of Canada Limited
(equity holding)
(Strategic alliance)
Flow of products and parts/components
Flow of services
Capital tie-up / Strategic alliance
Fuji Heavy Industries Ltd. (Manufacturing & Sales)
<Automobiles>
<Industrial Products>
<Aerospace>
(Others)
Manufacturing Units
*1 Ichitan Co., Ltd.
*1 Fuji Machinery Co., Ltd.
*1 Subaru Of Indiana Automotive, Inc.
*1 Kiryu Industrial Ltd.
*3 One Non-consolidated subsidiary
Sales and Manufacturing
*3 Two Non-consolidated subsidiaries
*5 Two Affiliates
Service-related and others
*1 Subaru Finance Co., Ltd.
Other eight consolidated subsidiaries
*2 TUG INTERNATIONAL Co., Ltd.
*3 12 Non-consolidated subsidiaries
*4 Higashi-ohgishima Logistics Center Co., Ltd.
*5 Four Affiliates
Reserch Organizations
*1 Fuji Heavy Industries U.S.A. Inc.
*1 Subaru Research & Development, Inc.
*1 FICS Corporation
Sales Units
*1 Subaru of America, Inc.
*1 Subaru Canada, Inc.
*1 Tokyo Subaru Inc.
*1 Osaka Subaru Inc.
*1 Nagoya Subaru Car Co.
Other 41 consolidated subsidiaries
*2 SUBARU AUTO ACCESSORIES Co., Ltd.
*3 12 Non-consolidated subsidiaries
*5 One Affiliates
Manufacturing Units
*1 Robin Manufacturing U.S.A. Inc.
Sales and Manufacturing
*1 Fuji Robin Industries Ltd.
*3 One Non-consolidated subsidiaries
*5 Three Affiliates
Service-related
*3 Robin Service Co., Ltd.
Sales Units
*3 Robin America Inc.
*3 Robin Europe GMBH
Other two non-consolidated subsidiaries
Service-related and others
*3 Fuji Aircraft Maintenance Co., Ltd.
*5 One Affiliate
Sales and Manufacturing
*1 Yusoki Kogyo K.K.
Service-related and others
*2 Subaru System Service Co., Ltd.
*2 FUJI HOUREN Co., Ltd.
*3 Subaru Living Service Co., Ltd.
*3 Fuji Ecology Systems Co., Ltd.
Sales Units
*3 Fuji Special Purpose Vehicle Co., Ltd.
*3 Daiwa Shoko K.K.
Customers

*1 Consolidated subsidiaries
*2 Subsidiaries within the scope of equity holding method
*3 Non-consolidated subsidiaries
*4 Affiliates within the scope of equity method
*5 Other affiliates
*6 Other associates

2. Management Policies

1. Basic Management Policies

The corporate philosophy of Fuji Heavy Industries Ltd. (FHI) consists of the following three principles:

1) FHI will strive to create advanced technologies on an ongoing basis and provide customers with distinctive products that ensure the highest levels of quality and customer satisfaction.
2) FHI will aim to continuously promote concord among people, society, and the environment while contributing to the prosperity of society.
3) FHI will look to the future with a global perspective and aim to be a vibrant and progressive company.

Based on its corporate philosophies, FHI is redoubling its efforts to achieve its vision of being an appealing company with a strong market presence. The Company's most important management objective is to ensure a high level of customer satisfaction by developing unique products in automobile, aerospace, industrial products, eco technologies business, and other divisions that only the Subaru brand and FHI are capable of offering. Through these and other corporate activities, the FHI Group is concentrating on developing and moving forward together within society and being an enterprise that provides a high level of satisfaction and lives up to the expectations of all stakeholders, including shareholders and customers.

2. Medium- to Long-Term Management Strategies

In May 2002, FHI announced its new mid-term management plan, Fuji Dynamic Revolution-1 (FDR-1). The plan covers the five-year period starting in fiscal 2003 (ended March 31, 2003) and concludes in fiscal 2007, and FHI is now conducting its activities aligned with this plan with the goal of becoming an appealing company with a strong market presence.

The stated vision of FDR-1 is to be a global player with premium brands, and, with a focus on its automobile operations, FHI is implementing a range of dynamic initiatives in all areas of its business, from production through sales, R&D, and after-sales service. Through these efforts, the Company is striving to establish a solid position as a corporate group with brand strength and unique value that is recognized by customers the world over.

Following withdrawal from unprofitable businesses such as the railway car business and bus business, FHI spun off the House Division in April and completed the process of making Yusoki Kogyo K.K. a wholly-owned subsidiary through a stock swap conducted in August.

The Company is steadily proceeding with reconstruction of the business as it enters the third year of FDR-1.

In the domestic automotive business, cumulative sales of vehicles registered (excluding minicars) reached the three million mark in September. We believe this achievement attributes to the accumulated recognition of the Company's products and services such as the Legacy. Furthermore, the Subaru team achieved overall victory at the FIA World Rally Championship (WRC) Rally Japan 2004 in September, which was the first memorial WRC race in Japan. Backed by the momentum of the victory, we aim to improve the brand strength mentioned in FDR-1 by promoting the Subaru brand in all phases of operations, from product development through marketing/sales.

We also aim to strengthen our minicar business by introducing a follow-up product to the new concept Subaru R2 released last December.

Meanwhile, in the U.S, which is a market rivaling the importance of the Japanese market, the all-new Legacy launched this May has started with solid sales. We will work to further strengthen the coordination between production, sales/marketing and service, and achieve success as a result. In March, we also began production of the Saab 9-2X engineered in collaboration with Sweden's Saab Automobile, which is part of the General Motors (GM) group. We will continue to accelerate our alliance strategy as a member of the GM group. In addition, we took an important step in establishing a sales network in the rapidly growing Chinese market.

In areas other than the automotive business, the Aerospace Company is actively conducting new programs such as making steady progress with development of large projects for the Japan Defense Agency, participating in the joint development project of Boeing's 7E7 next-generation passenger aircraft and supplying main wings for the Eclipse 500 small jet aircraft.

The Industrial Products Company is developing and manufacturing the Robin engines installed in various types of application and engines for Polaris snowmobiles and All Terrain Vehicles (ATVs), and will proceed with the timely release of products that suit the needs in the market.

In April, the Eco Technologies Company began joint development project of a next-generation sanitation truck with ShinMaywa Industries, and we will work to strengthen our base as the leading brand in this market and to challenge in seeking new possibilities in the environmental business such as intelligent robots using unique technology.

Together with such new products, we are moving forward step-by-step to reach our objectives under the FDR-1 plan by offering our customers new value on an ongoing basis in all aspects of our operations, including sales/marketing and service.

Furthermore, as an alliance member of the General Motors , FHI will work to augment GM's outstanding global management by enhancing intra-group collaboration in all areas, from design, engineering through production and sales/marketing.

3. Basic Policy Regarding the Distribution of Profits

FHI views profit for its shareholders as one of its most crucial managerial tasks and follows a basic policy of maintaining stable long-term dividends based on the comprehensive consideration of such factors as its earnings and its dividend payout ratio. FHI intends to use retained earnings to bolster its capital as well as to allocate these funds to the strengthening of its R&D, production, and sales/marketing framework and other such investments for the attainment of further future growth.

4. Management tasks for the Company

In line with the FDR-1 medium-term management plan, FHI is responding to changes in the business environment in all phases of its operations, from product development through sales/marketing and service. The Company is working to attain its medium - to long - term goals and corporate vision, and sees customer-oriented management and the enhancement of corporate value to be key management issues.

At the same time, we will step up our efforts as a company fulfilling expectations and being trusted by all stakeholders, including shareholders and customers, by actively working to fulfill our social responsibilities as a company, in areas such as protection of the global environment and compliance.

5. Basic Policy on Corporate Governance and Implementation of Related Policies

(1) Basic Approach to Corporate Governance

FHI is working to strengthen its corporate governance policies to measure up to the trust and confidence placed in the Company by all its stakeholders, including shareholders and customers.

The Board of Directors meeting is responsible for making decisions on important matters related to the conduct of business operations, and the Board of Corporate Auditors meeting supervises and monitors this process.

The Board of Directors meeting is composed of eight directors who carry out prompt decision making regarding business operations. The Board of Corporate Auditors meeting is made up of four auditors who obtain reports on key issues and deliberate accordingly.

The Executive Management Board is established as the preliminary deliberative committee of the Board of Directors, and this committee deliberates on companywide management strategies and the execution of priority business operations.

(2) Implementation of Corporate Governance Policies

In June 1999, FHI introduced an executive officer system as a means to clarify administrative and executive responsibility for each business. In June 2002, further steps were taken to clarify the separation of the functions of management and execution as well as further accelerate management activities by reforming the management system through the adoption of an enterprise holding company system, structured around FHI's core automotive business and including the aerospace, industrial products and eco technology businesses.

In addition, to respond promptly and flexibly to the changes in a challenging business environment, and to enhance the corporate governance structure, the length of terms for directors and executive officers was shortened from two years to one year in June 2003.

In June 2004, based on a resolution passed by the Board of Directors meeting, the Executive Nomination Meeting that decides on the appointment of executive officers and the Executive Compensation Meeting that decides on compensation and performance evaluation of executive officers were established to improve transparency in management.

(3) Establishment of a Risk Management Framework

Risk management is implemented in FHI by the Company's cross-divisional departments centered on the Strategy Development Division, which promote strong collaboration among each division to entirely improve risk management.

The Auditing Division systematically audits the business operations of each organization.

Furthermore, FHI has established and is operating a compliance system and organization positioned as the most fundamental portion of risk management conducive to the creation of an internal control system.

The core of this is the Compliance Committee, which performs the function of deliberating, making decisions and exchanging information on important compliance issues.

A compliance officer is also appointed in each division and company to create an organization that ensures meticulous implementation of compliance on a site-by-site basis.

Moreover, FHI is endeavoring to offer compliance education through the training of directors and employees and the distribution of internal publications.

3. Operating Results and Financial Condition

1. Overview of the Interim Period under Review

During the interim period under review, while the Japanese economy has been exposed to some causes for concern, such as rising prices of oil and raw materials, improvements in corporate earnings and increased private capital investment, together with a gradual increase in consumer spending have brought about a steady recovery in the economy as a whole.

Amid such conditions, consolidated net sales for the interim period under review increased ¥25.4 billion, or 3.8%, to ¥690.8 billion. This rise can be attributed to the minicar business far outstripping the previous year's figures in the domestic automobile market due to a strong showing by the Subaru R2, together with solid sales in the overseas automobile markets of Europe and Australia.

Because of unfavorable exchange rate movements and deterioration of the model mix, operating income declined ¥2.8 billion, or 15.3%, compared to the same period in the previous fiscal year to ¥15.5 billion, and ordinary income declined ¥9.4 billion, or 38.5%, to ¥15.1 billion. Factors such as a reduction in gains from the write-down on investment securities led to consolidated net income declining ¥11.1 billion, or 57.4%, to ¥8.3 billion.

Results by Business Segment

Automobile Division

Victory in the WRC (FIA World Rally Championship) Rally Japan 2004 by the Impreza, which has been freshened in June, provided the impetus for solid sales, but sales decreased for the Legacy and Forester, which enjoyed a significant impact from the redesigned Legacy last year and domestic passenger cars (excluding minicars) amounted to 50,000, down 2.8% compared to the same period in the previous year.

Meanwhile, minicars including the Pleo saw a substantial increase in sales compared to the same period in the previous year, largely because of the effect of the Subaru R2 introduced last December. The Sambar also performed well, and total sales of minicars rose significantly compared to the same period in the previous year to 73,000, which marked an increase of 19.9%.

As a consequence of these developments, the total number of cars sold by FHI in Japan was 124,000 units, up 9.5% compared to the same period in the previous year.

As for the overseas markets, solid sales of the Forester and consignment production from GM-affiliated Saab Automobile were positive factors in the North American market, but the struggling position of the Impreza and the impact of the Legacy undergoing a transition to a all-new model in the latter part of the first half of the year resulted in sales falling 0.3% to 106,000.

In European markets, sales of the all-new Legacy introduced last autumn continued to be solid, and sales of the new G3X Justy (an OEM vehicle) also introduced last autumn made a significant contribution to substantial growth in overall European sales to 31,000, up 40.6% compared to the same period in the previous year.

Furthermore, Australia maintained strong sales and continuously set new records for the 10 months since last December, with sales amounting to 17,000, up 22.2% compared to the same period in the previous year.

As a consequence of these developments, the total volume of overseas sales rose 10.2% year on year, to 164,000 units.

The combined sales volume for Japan and overseas markets amounted to 288,000 units, up 9.9% year on year and net sales rose ¥22 billion, or 3.6%, to ¥630.5 billion. However, despite reductions in cost and expenses, operating income decreased ¥2.8 billion, or 14.8%, to ¥15.8 billion, because of the adverse impact of foreign exchange rate movements, deterioration of the model mix, and other factors.

Industrial Products Division

Although sales decreased for pump engines, an increase in the number of new redesigned generators sold caused sales in the domestic market to exceed those for the same period in the previous year. For markets overseas, a rise in sales of engines for leisure vehicles and engines for industrial products in the U.S. market led to net sales significantly exceeding those for the same period in the previous year. As a result, total sales increased ¥2.7 billion, or 13.0%, to ¥23.7 billion, with operating income improving by ¥600 million to ¥500 million (a loss of ¥51 million was recorded for the same period in the previous year).

Aerospace Division

Although there was a decrease in the number of UH-1 utility helicopters and target drones, sales of next generation fixed wing surveillance and transport aircraft (P-X/C-X) contributed to sales for products sold to the Japan Defense Agency exceeding the level recorded for the same period in the previous year. While sales in the commercial sector were affected by a decrease in sales of products to Boeing and unfavorable exchange rate movements, delivery of a station-keeping test plane and the start of sales of items for the Airbus A380 resulted in sales around the same level as the previous year. As a result, total sales rose ¥1.5 billion, or 5.7%, to ¥27.4 billion, but an operating loss of ¥700 million was recorded due to unfavorable exchange rate movements and deterioration of the model mix, together with increased initial expenses for recently launched projects (operating income of ¥700 million was recorded for the same period in the previous year).

Other Businesses

Sales fell for the Eco Technologies Company because of a reversal of the special demand for Fuji Mighty sanitation trucks stemming from emissions restrictions on diesel vehicles in the Tokyo metropolitan area that came into force last year.

FHI withdrew from the railway car business and bus business, and this was followed by the transfer of business in the House Division to an affiliate in April this year. As a result, sales in other businesses declined ¥1.1 billion, or 8.1%, to ¥12.7 billion, but operating income improved by ¥700 million to a loss of ¥500 million.

Results by Geographic Region

While there was a decrease in passenger cars (excluding minicars) in the automotive business in Japan, minicars enjoyed solid performance due to the effect of the Subaru R2 and the total number of units sold exceeded that for the same period in the previous year. Overseas, exports to Europe and Australia were good, and sales rose ¥40.7 billion, or 7.6%, to ¥575.5 billion. Increased sales and reduced cost and expenses resulted in operating income rising by ¥4.9 billion, or 29.6%, to ¥21.4 billion.

In North America, sales of the Impreza and the Legacy, which is undergoing a transition to the redesigned model in the latter part of the first half of the year, fell below the levels recorded for the same period in the previous year, and unfavorable exchange rate movements also had a significant impact on sales, which declined by ¥32.8 billion, or 11.8%, to ¥244.1 billion. A loss of ¥7.7 billion was recorded for operating income (a loss of ¥3.2 billion was recorded for the same period in the previous year) due factors such as initial expenses required for the introduction of the redesigned all-new Legacy and a deterioration of the model mix.

In Europe, sales of the all-new G3X Justy, an OEM vehicle introduced last autumn, greatly exceeded sales for the same period in the previous year and an increase in the parts and accessories accompanying the growth in units shipped from Japan also contributed to sales increasing by ¥6.3 billion for the same period in the previous year, or 401.3%, to ¥7.9 billion Operating income also increased ¥100 million, or 137.0%, to ¥200 million.

Dividend Policy

An interim term dividend of ¥4.5 per share will be paid. This is the same amount per share as the interim term dividend of the previous fiscal year.

Cash Flows

Cash and cash equivalents (hereinafter, cash) at the end of the interim period under review amounted to ¥137.2 billion, a year on year decrease of ¥2.2 billion.

The factors accounting for cash flows during the interim period under review were as follows:

Cash flows from operating activities

Net cash provided by operating activities amounted to ¥37.3 billion, with the principle sources of cash being net income before tax and other adjustments totaling ¥14.0 billion and depreciation amounting to ¥35.7 billion, and other revenue including a ¥5.7 billion decrease in accounts receivable and a ¥4.3 billion decrease in purchase liabilities. Expenses included an increase in inventory assets valued at ¥18.0 billion and income tax payments of ¥3.9 billion.

Cash flows from investing activities

Net cash used in investing activities was ¥62.4 billion due to the acquisition of fixed assets (net value after sales) valued at ¥49.9 billion and ¥12.7 billion of spending due to financing (net value including revenue from recovery).

Cash flows from financing activities

Cash flow from financing activities increased to ¥22.3 billion. Short-term borrowings increased ¥18.0 billion, there was a net decrease of ¥5.0 billion in commercial paper, long-term borrowings rose ¥3.2 billion, and revenue from the issuance of bonds (net amount including spending through redemption of bonds) was ¥10.0 billion, while payment of cash dividends amounted to ¥3.5 billion.

2. Forecast for the Fiscal Year

Although the Japanese economy is headed toward recovery, the situation is difficult to forecast due to the impact of the strong yen and concerns about continued rises in material prices. Looking overseas, the unpredictability of the U.S. and Chinese economies, together with rising oil prices are expected to result in continued uncertainty in the economic environment.

Against this backdrop, the outlook for the entire fiscal year is as follows:

Consolidated Forecast

Net sales: ¥1,450.0 billion (up 0.7% year-on-year)

Ordinary income: ¥47.0 billion (down 17.0% year-on-year)

Net income: ¥32.0 billion (down 17.2% year-on-year)

Forecast for the Parent Company

Net sales: ¥965.0 billion (up 3.0% year-on-year)

Ordinary income: ¥36.0 billion (up 26.3% year-on-year)

Net income: ¥14.0 billion (down 26.4% year-on-year)

Year-end dividends and interim term dividends are forecasted at ¥4.50, for a yearly dividend of ¥9, which is the same as the ¥9 yearly dividend for the previous fiscal year.

NOTE: *Performance projections are based on information currently available to the Company. Risks and uncertainties such as the* global economic situation, market trends and exchange rate fluctuations are taken into account, and the forecast results are believed to be logical. As actual results may differ significantly from these forecasts, please refrain from basing investing and other decisions solely on these forecasts.

Consolidated Balance Sheets

(Unit: Millions of yen)

	1st Half Year Fiscal 2005 (as of September 30, 2004)	Fiscal 2004 (as of March 31, 2004)	Changes Increase/ (Decrease)	1st Half Year Fiscal 2004 (as of September 30, 2003)
ASSETS				
Current assets	**673,871**	**654,879**	**18,992**	**675,994**
Cash and time deposits	32,202	46,684	(14,482)	67,470
Notes and accounts receivable, trade	117,340	122,724	(5,384)	120,109
Marketable securities	130,242	113,490	16,752	107,499
Inventories	195,241	179,338	15,903	201,336
Short-term loans	105,718	101,871	3,847	90,492
Deferred tax assets	31,903	34,149	(2,246)	36,728
Other	62,098	57,284	4,814	53,058
Allowance for doubtful accounts	(873)	(661)	(212)	(698)
Fixed assets	**718,441**	**694,848**	**23,593**	**691,520**
Property, plant and equipment, net	**528,966**	**509,743**	**19,223**	**510,601**
Buildings and structures	128,597	117,446	11,151	118,888
Machinery, equipment and vehicles	169,934	161,950	7,984	173,373
Land	169,320	166,518	2,802	162,713
Construction in progress	13,658	20,935	(7,277)	21,479
Other	47,457	42,894	4,563	34,148
Intangible assets	**41,865**	**40,453**	**1,412**	**39,500**
Investments and other assets	**147,610**	**144,652**	**2,958**	**141,419**
Investment securities	62,901	57,045	5,856	48,972
Long-term loans	5,096	4,918	178	4,693
Deferred tax assets	25,444	29,707	(4,263)	31,801
Other	57,184	57,938	(754)	59,685
Allowance for devaluation of investments	(280)	(280)	–	–
Allowance for doubtful accounts	(2,735)	(4,676)	1,941	(3,732)
Total assets	**1,392,312**	**1,349,727**	**42,585**	**1,367,514**

(Unit: Millions of yen)

	1st Half Year Fiscal 2005 (as of September 30, 2004)	Fiscal 2004 (as of March 31, 2004)	Changes Increase/ (Decrease)	1st Half Year Fiscal 2004 (as of September 30, 2003)
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities	**615,764**	**603,231**	**12,533**	**601,651**
Notes and accounts payable, trade	205,017	193,186	11,831	187,766
Short-term borrowings	236,736	227,917	8,819	222,834
Commercial paper	5,000	10,000	(5,000)	11,000
Current portion of bonds	10,300	10,000	300	10,000
Accrued income taxes	8,786	5,092	3,694	9,498
Accrued expenses	62,929	69,784	(6,855)	77,679
Accrued bonus	17,091	17,165	(74)	17,140
Accrued warranty claims	27,210	26,959	251	26,968
Other	42,695	43,128	(433)	38,766
Long-term liabilities	**308,902**	**289,469**	**19,433**	**312,461**
Bonds	100,500	90,800	9,700	90,800
Long-term debts	52,994	40,279	12,715	61,974
Deferred tax liabilities on revaluation of land	478	478	–	439
Accrued pension and severance liability	63,925	61,654	2,271	63,802
Accrued directors' severance and retirement benefits	994	1,228	(234)	1,095
Consolidation adjustments	40,357	44,027	(3,670)	45,579
Other	49,654	51,003	(1,349)	48,772
Total liabilities	**924,666**	**892,700**	**31,966**	**914,112**
Minority interest in consolidated subsidiaries	**3,431**	**3,319**	**112**	**3,322**
Shareholders' equity				
Common stock	**153,795**	**153,795**	**–**	**153,795**
Capital surplus	**160,071**	**160,107**	**(36)**	**160,071**
Retained earnings	**171,475**	**165,192**	**6,283**	**149,115**
Revaluation reserve for land	**421**	**421**	**–**	**391**
Net unrealized holding gains on securities	**12,441**	**10,291**	**2,150**	**7,172**
Translation adjustments	**(31,783)**	**(33,300)**	**1,517**	**(17,683)**
Less treasury stock, at cost	**(2,205)**	**(2,798)**	**593**	**(2,781)**
Total shareholders' equity	**464,215**	**453,708**	**10,507**	**450,080**
Total liabilities and shareholders' equity	**1,392,312**	**1,349,727**	**42,585**	**1,367,514**

Consolidated Statements of Income

(Unit: Millions of yen)

	1st Half Year Fiscal 2005 (ended September 30, 2004)		1st Half Year Fiscal 2004 (ended September 30, 2003)		Changes Increase/ (Decrease)	Fiscal 2004 (ended March 31, 2004)	
	Amount	Ratio of Total (%)	Amount	Ratio of Total (%)	Amount	Amount	Ratio of Total (%)
Net sales	**690,791**	**100.0**	**665,389**	**100.0**	**25,402**	**1,439,451**	**100.0**
Cost of sales	525,179	76.0	493,746	74.2	31,433	1,085,716	75.4
Gross profit	165,612	24.0	171,643	25.8	(6,031)	353,735	24.6
Selling, general and administrative expenses	150,111	21.8	153,335	23.0	(3,224)	303,411	21.1
Operating income	**15,501**	**2.2**	**18,308**	**2.8**	**(2,807)**	**50,324**	**3.5**
Non-operating income	**6,804**	**1.0**	**10,375**	**1.5**	**(3,571)**	**17,943**	**1.2**
Interest and dividends income	1,076		1,187		(111)	2,081	
Amortization of consolidation adjustments	3,671		3,360		311	4,912	
Gain on revaluation of derivatives	–		1,807		(1,807)	–	
Other	2,057		4,021		(1,964)	10,950	
Non-operating expenses	**7,244**	**1.0**	**4,207**	**0.6**	**3,037**	**11,653**	**0.8**
Interest expenses	1,268		1,290		(22)	2,416	
Loss on revaluation of derivatives	1,782		–		1,782	–	
Equity loss from affiliated companies	271		–		271	–	
Other	3,923		2,917		1,006	9,237	
Ordinary income	**15,061**	**2.2**	**24,476**	**3.7**	**(9,415)**	**56,614**	**3.9**
Extraordinary gains	**384**	**0.0**	**6,276**	**0.9**	**(5,892)**	**8,353**	**0.6**
Gain on sale of fixed assets	81		658		(577)	2,600	
Gain on sale of investment securities	221		4,576		(4,355)	4,564	
Gain on prior period adjustment	–		887		(887)	1,049	
Other	82		155		(73)	140	
Extraordinary losses	**1,448**	**0.2**	**4,133**	**0.6**	**(2,685)**	**8,701**	**0.6**
Loss on sale and disposal of fixed assets	1,339		3,721		(2,382)	5,689	
Loss on sale of investment securities	0		–		0	411	
Loss on devaluation of securities	109		58		51	221	
Other	–		354		(354)	2,380	
Income before income taxes and minority interest	13,997	2.0	26,619	4.0	(12,622)	56,266	3.9
Income taxes-current	1,449	0.2	4,027	0.6	(2,578)	12,030	0.8
Income taxes-deferred	4,147	0.6	3,230	0.5	917	5,603	0.4
Minority interest in (income) loss of consolidated subsidiaries	(126)	(0.0)	42	0.0	(168)	16	0.0
Net income	**8,275**	**1.2**	**19,404**	**2.9**	**(11,129)**	**38,649**	**2.7**

Consolidated Statements of Retained Earnings

(Unit: Millions of yen)

	1st Half Year Fiscal 2005 (ended September 30, 2004)		1st Half Year Fiscal 2004 (ended September 30, 2003)		Fiscal 2004 (ended March 31, 2004)	
(Capital surplus)						
Balance at beginning of the period		160,107		150,766		150,766
Increase						
Conversion of convertible bonds	–		9,305		9,305	
Gain on disposal of treasury stock	–	–	–	9,305	36	9,341
Decrease						
Loss on disposal of treasury stock	36	36	–	–	–	–
Balance at end of the period		160,071		160,071		160,107
(Retained earnings)						
Balance at beginning of the period		165,192		133,186		133,186
Increase						
Increase in the number of companies accounted for by the equity method	1,496		–		–	
Net income	8,275		19,404		38,649	
Other	247	10,018	37	19,441	405	39,054
Decrease						
Dividends	3,505		3,341		6,846	
Bonus to directors and statutory auditors	157		171		171	
Loss on disposal of treasury stock	73		–		–	
Other	–	3,735	–	3,512	31	7,048
Balance at end of the period		171,475		149,115		165,192

Consolidated Statements of Cash Flows

(Unit: Millions of yen)

	1st Half Year Fiscal 2005 (ended September 30, 2004)	1st Half Year Fiscal 2004 (ended September 30, 2003)	Changes Increase/ (Decrease)	Fiscal 2004 (ended March 31, 2004)
1. Cash flows from operating activities				
Income before income taxes and minority interest	13,997	26,619	(12,622)	56,266
Depreciation and amortization	35,659	34,021	1,638	71,112
Increase in allowance for doubtful accounts	371	–	371	1,083
Increase in warranty claims	107	2,158	(2,051)	4,171
Increase in accrued pension and severance liability	2,037	2,088	(51)	73
Interest and dividends income	(1,076)	(1,187)	111	(2,081)
Amortization of consolidation adjustments (non-operating income)	(3,671)	(3,360)	(311)	(4,912)
Gain on revaluation of derivatives	–	(1,807)	1,807	–
Interest expenses	1,268	1,290	(22)	2,416
Loss on revaluation of derivatives	1,782	–	1,782	–
Equity loss from affiliated companies	271	–	271	–
Gain on sale of fixed assets	(81)	(658)	577	(2,600)
Gain on sale of investment securities	(221)	(4,576)	4,355	(4,564)
Gain on prior period adjustment	–	(887)	887	(1,049)
Loss on sale and disposal of fixed assets	1,339	3,721	(2,382)	5,689
Loss on sale of investment securities	0	–	0	411
Loss on devaluation of securities	109	58	51	221
Decrease in notes and accounts receivable, trade	5,678	8,798	(3,120)	1,191
(Increase) decrease in inventories	(18,029)	(3,725)	(14,304)	5,889
Increase (decrease) in notes and accounts payable, trade	4,262	(26,327)	30,589	(13,979)
Other, net	(2,324)	(5,427)	3,103	(753)
Sub total	41,478	30,799	10,679	118,584
Interest and dividends received	1,093	1,190	(97)	2,099
Interest paid	(1,170)	(1,260)	90	(2,361)
Income taxes paid	(3,933)	(4,625)	692	(18,374)
Bonus paid to directors and statutory auditors	(161)	(174)	13	(174)
Net cash provided by operating activities	37,307	25,930	11,377	99,774

2. Cash flows from investing activities				
Purchase of marketable securities	(30,729)	(24,622)	(6,107)	(54,192)
Proceeds from sale of marketable securities	28,952	16,546	12,406	43,239
Acquisition of shares of newly consolidated subsidiary	–	(1,859)	1,859	(1,859)
Purchase of property, plant and equipment	(61,457)	(63,293)	1,836	(125,351)
Proceeds from sales of property, plant and equipment	15,347	18,638	(3,291)	38,634
Purchase of intangible assets	(3,753)	(4,026)	273	(8,070)
Purchase of investment securities	(3,756)	(5,264)	1,508	(11,718)
Proceeds from sale of investment securities	2,835	10,842	(8,007)	11,178
Disbursement of loans receivable	(61,835)	(36,827)	(25,008)	(90,041)
Collection of loans receivable	49,172	31,967	17,205	70,101
Other, net	2,819	514	2,305	939
Net cash used in investing activities	(62,405)	(57,384)	(5,021)	(127,140)

3. **Cash flows from financing activities**				
Net increase in short-term borrowings	18,043	18,920	(877)	21,662
Net increase (decrease) in commercial paper	(5,000)	2,000	(7,000)	1,000
Proceeds from long-term debts	19,048	1,531	17,517	5,269
Repayments on long-term debts	(15,883)	(9,032)	(6,851)	(28,635)
Issuance of bonds	20,000	20,000	–	20,000
Redemption of bonds	(10,000)	(10,129)	129	(10,129)
Purchase of treasury stock	(356)	(24)	(332)	(49)
Proceeds from disposal of treasury stock	7	–	7	70
Dividends paid	(3,505)	(3,341)	(164)	(6,846)
Other, net	(12)	(7)	(5)	(7)
Net cash provided by financing activities	22,342	19,918	2,424	2,335

4. Effect of exchange rate changes on cash and cash equivalents	**559**	**17**	**542**	**(5,512)**
5. Net decrease in cash and cash equivalents	**(2,197)**	**(11,519)**	**9,322**	**(30,543)**
6. Cash and cash equivalents at beginning of the period	**139,401**	**169,944**	**(30,543)**	**169,944**
7. Cash and cash equivalents at end of the period	**137,204**	**158,425**	**(21,221)**	**139,401**

Basis of Consolidated Semi-annual Financial Statements and Summary of Significant Accounting Policies

1. Scope of Consolidation and Application of the Equity Method

(1) Consolidated subsidiaries: 66

Domestic subsidiaries:	49	Fuji Robin Industries Ltd., Ichitan Co., Ltd., TOKYO SUBARU, Inc. and 46 other subsidiaries
Foreign subsidiaries:	17	Subaru of Indiana Automotive, Inc., Subaru of America, Inc. and 15 other subsidiaries

(2) Companies accounted for by the equity method: 5

Domestic companies:	5	Subaru Auto Accessory Co., Ltd., Subaru System service Co., Ltd. and 3 other companies

2. Changes in Scope of Consolidation and Application of the Equity Method

(1) Consolidated subsidiaries: None

Increase: –

Decrease: –

(2) Companies accounted for by the equity method:

Increase: 5

Decrease: –

From this semi-annual period, Subaru Auto Accessory Co., Ltd., Subaru System Service Co., Ltd. and 3 other companies have been accounted for by the equity method due to their increased influence on the consolidated financial statements.

3. Semi-annual Fiscal Year-end of Consolidated Subsidiaries

The semi-annual fiscal year-end of the consolidated domestic subsidiaries is the same as that of the parent company, while the semi-annual fiscal year-end of the consolidated foreign subsidiaries is June 30. Although these consolidated foreign subsidiaries are included based on their fiscal year ended June 30, significant transactions that incurred for the period between June 30 and September 30 are reflected in the consolidated financial statements.

4. Accounting Policies

(1) Method and basis for valuation of significant assets

1. Marketable securities and investment securities:

Held-to-maturity debt securities: The amortized interest cost method (the straight-line method)

Other securities:

a) Securities for which fair market value is available: Stated at fair value as of the balance sheet date with unrealized holding gains and losses included as a component of shareholders' equity until realized. Realized gains and losses on sale of securities are principally computed using the moving-average method.

b) Securities for which fair market value is not available: Stated principally at cost as determined by the moving-average method, after devaluation for any permanent impairment.

2. Derivative financial instruments: Stated at fair value.

3. Inventories:

Finished products: Stated principally at cost determined by the moving-average method.

Other inventories: Stated principally at cost determined by the first-in, first-out method.

(2) Depreciation/Amortization method of fixed assets

1. Property, plant and equipment:

Depreciation of the property, plant and equipment of the Company and consolidated domestic subsidiaries is principally computed by the declining-balance method, except for the buildings (excluding building improvements) acquired on or after April 1, 1998, for which the straight-line method is applied. Depreciation of the property, plant and equipment of consolidated foreign subsidiaries is computed by the straight-line method in accordance with the accounting principles generally accepted in each country.

Estimated useful lives for depreciable assets are as follows:

Building and structures:	7~50 years
Machinery, equipment and vehicles:	2~11 years

2. Intangible assets:

Goodwill is amortized by the straight-line method based on the accounting principles generally accepted in the respective countries of domicile. However, goodwill of the consolidated subsidiary in the U.S. is not amortized in accordance with SFAS 142, while other identifiable intangible assets are amortized by the straight-line method.

Computer software used internally by the Company and consolidated subsidiaries is amortized by the straight-line method over the relevant economic useful lives (3 or 5 years).

(3) Basis for significant accruals and reserves

1. Allowance for doubtful accounts:

Allowance for doubtful accounts is provided based on the amount calculated at the actual ratio of bad debt for ordinary receivables, and an amount required for uncollectible account for specific doubtful receivables.

2. Allowance for devaluation of investments:

Allowance for devaluation of investments is provided for losses from decrease in the value of investment securities for which fair value is not available and investments in non-consolidated subsidiaries and affiliated companies based on the evaluation of the investees' financial conditions, such as net assets and the probability of recovering the value.

3. Accrued bonus:

Accrued bonus is recorded based on the estimated future payments pro-rated for employee services received during the current semi-annual period.

4. Accrued warranty claims:

   The Company and consolidated subsidiaries provide for accrued warranty claims on products sold based on their past experiences of warranty services and estimated future warranty costs.

5. Accrued pension and severance liability:

   Accrued pension and severance liability for employees is provided based on the estimated amounts of projected pension and severance obligation and fair value of plan assets at end of the current semi-annual period. Prior service cost is being amortized as incurred by the straight-line method over the period (14 or 15 years), which is shorter than the average remaining service periods of the eligible employees. Actuarial gains and losses have been amortized from the following fiscal year by the straight-line method over the periods (primarily 18 years), which are shorter than the average remaining service periods of the eligible employees.

6. Accrued directors' severance and retirement benefits:

   Directors and statutory auditors of the Company and consolidated subsidiaries are entitled to receive lump-sum payments at the time of severance or retirement, subject to the approval of the shareholders. The liabilities for such benefits are determined based on the Company's and consolidated subsidiaries' internal rules.

(4) Revenue recognition

Revenues of the Aerospace Division's production contracts with the production term exceeding one year and the amount of each contract exceeding ¥ 5,000 million are recognized by the percentage-of-completion method.

(5) Basis for translation of foreign currency accounts

Monetary assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rates prevailing at each semi-annual balance sheet date with the resulting gain or loss included in the accompanying consolidated statements of income.

Assets and liabilities of foreign subsidiaries and affiliated companies are translated into Japanese yen at the exchange rates in effect at the semi-annual balance sheet date of the foreign subsidiaries and affiliated companies, except for common stock and capital surplus, which are translated at historical rates. Revenue and expense accounts are translated at the average exchange rates during the current semi-annual period. The resulting foreign currency translation adjustments are included in "Translation adjustments" in shareholders' equity and minority interest in the accompanying consolidated balance sheets.

(6) Accounting for leases

Finance leases which do not transfer ownership of the leased assets to lessees are accounted for as operating leases.

(7) Accounting for hedging activities

1. Method of hedge accounting:

   Principally, the deferred hedge accounting method is applied.

   For interest rate swap contracts used as hedges and which meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract is executed.

2. Derivative financial instruments qualifying as a hedge, along with the related transactions, assets and liabilities, are as follows:

Financial instrument	*Transactions, assets and liabilities*
Interest swaps	Borrowings

3. Hedge policy:

   The risk exposures to movements in the foreign exchange rates and interest rates are hedged according to the Company's and consolidated subsidiaries' risk management policy.

4. Method for evaluating hedge effectiveness:

   Evaluation of hedge effectiveness is not considered necessary as the terms and notional amounts of these hedge instruments are the same as those of the related transactions, assets and liabilities, and therefore they are assumed to be highly effective in offsetting movements in the exchange rates and interest rates at their inception as well as during their term.

(8) Accounting for consumption taxes

Consumption taxes are excluded from the related transaction amounts and are accounted for separately.

5. Definition of Cash and Cash Equivalents for the Statements of Cash Flows

Cash and cash equivalents for the purpose of presentation in the statements of cash flows consist of cash on hand, time deposits, and highly liquid short-term investments with negligible risk of changes in value due to their short maturities of three months or less.

Change of Accounting Policy

Method of hedge accounting

Previously, for foreign exchange contracts used as hedges and which meet certain hedging criteria, the Company translated hedged foreign currency receivables using the contracted forward rates, for forward exchange contracts hedging future transactions, the Company deferred recognition of gains or losses resulting from changes in fair value of the foreign exchange contracts until related gains or losses on the hedged items are recognized. However, the Company stopped applying the hedge accounting from this semi-annual period.

The reason for the change is that the Company reconsidered appropriateness of application of the hedge accounting in connection with reviewing the hedge policy and the management activities for foreign exchange contracts.

As a result of this change, operating income increased by ¥ 163 million and ordinary income and income before income taxes and minority interest decreased by ¥ 888 million as compared with amounts assumed by application of previous hedge accounting policy.

The impact of such change on segments information is stated at accounting footnote.

Additional Information

Amortization of Consolidation Adjustments (Credit Side)

On January 1, 2003, the Company acquired Isuzu's share of Subaru of Indiana Automotive, Inc. (SIA), to make SIA a wholly owned subsidiary of the Company, and SIA was assigned to produce certain Isuzu vehicles as well as Subaru vehicles.

Acquisition cost of the Isuzu's share of SIA was determined in consideration of certain losses on the disposal of fixed assets, losses on cancellation of capital leases, and losses related to personnel reduction, incurring during and after the consigned production activities. Consequently, the consolidation adjustments (credit side) arose.

The portion of the consolidation adjustments that clearly corresponds to the forecasted future losses has been amortized according to the generation of those losses, and the remaining portion has been amortized by the straight-line method over 5 years.

The annual amortization based on currently forecasted losses is as follows:

(Unit: Millions of yen)

Fiscal year ended	Forecasted amortization amount
March 31, 2005	¥ 21,300
March 31, 2006	¥ 5,700
March 31, 2007	¥ 4,400
March 31, 2008	¥ 900
March 31, 2009 and thereafter	¥ 11,666

The amortization of the consolidation adjustments for the current semi-annual period is ¥ 3,660 million.

Revenue recognition

The Company changed the revenue recognition policy for Aerospace Division's production contracts with the production term exceeding one year and the amount of each contract exceeding ¥ 5,000 million, from the delivery basis to the percentage-of-completion method since 2nd half of fiscal 2004. Since the change was made in 2nd half of fiscal 2004, revenues from such contracts were recognized upon delivery of the products in 1st half of fiscal 2004. Net sales would have been increased by ¥ 3,519 million and gross profit, operating income, ordinary income and income before income taxes and minority interest would have been increased by ¥ 208 million, if the percentage-of-completion method for revenue recognition had been applied retroactively to 1st half of the fiscal 2004. The impact of such change on segments information is stated at accounting footnote.

Notes to Consolidated Semi-annual Financial Statements

(Consolidated Balance Sheet)

1. Pledged assets and secured liabilities

   (1) Pledged assets and secured liabilities are as follows:

   a) Pledged assets:

	(Unit: Millions of yen)
Notes and accounts receivable, trade	¥ 21,630
Other current assets	205
Buildings and structures	30,645
	[19,049]
Machinery, equipment and vehicles	20,943
	[20,398]
Land	39,169
	[1,917]
Other fixed assets	239
Total	¥ 112,831
	[41,364]

   b) Secured liabilities:

	(Unit: Millions of yen)
Short-term borrowings	¥ 68,147
	[10,819]
Long-term debts	15,551
	[4,365]
Bonds	300
Total	¥ 83,998
	[15,184]

Notes: 1. The above amounts in parentheses represent a mortgage of the factory foundation and the related liabilities.
2. In addition to other current assets, lease receivables of ¥ 506 million for auto leases of Subaru Finance Co. have been pledged.

   (2) "Other" under "Investment and other assets" includes ¥ 27,711 million in restricted collateral cash of Subaru of Indiana Automotive, Inc. (SIA), which has been pledged as alternative credit for collateral to secured the lease payment of production equipment of Isuzu vehicles.

2. Accumulated depreciation for property, plant and equipment: ¥ 634,185 million

3. Investments in non-consolidated subsidiaries and affiliated companies:

	(Unit: Millions of yen)
Investments and other assets	
Investment securities (stocks)	¥ 5,534
Other (investments in capital)	¥ 1,178

4. Consolidation adjustments included in intangible assets: ¥ 1,015 million

5. Contingent liabilities

The Company's guarantees for the indebtedness from financial institutes are as follows:

	(Unit: Millions of yen)
Employees	¥ 24,998
Customers of Subaru Canada, Inc.	7,401
Other	4,594
Total	¥ 36,993

6. The unexecuted balance of overdraft facilities and lending commitments at a consolidated subsidiary (Subaru Finance Co., Ltd.) is as follows:

	(Unit: Millions of yen)
Total overdraft facilities and lending commitments	¥ 12,320
Less amounts currently executed	(5,591)
Unexecuted balance	¥ 6,729

A portion of the overdraft facilities and lending commitments above is subject to credit considerations as documented in the customer contracts. Therefore, the total balance above is not always executable.

7. The unexecuted balance of commitments for borrowings by the Company and consolidated subsidiaries (Subaru of America, Inc. and Subaru Europe N.V./S.A.) are as follows:

	(Unit: Millions of yen)
Total commitments	¥ 105,598
Less amounts currently executed	(19,131)
Unexecuted balance	¥ 86,467

(Consolidated Statement of Income)

1. Major components of selling, general and administrative expenses are as follows:

	(Unit: Millions of yen)
1) Salary and bonus	¥ 22,207
2) Provision for accrued bonus	¥ 6,713
3) Pension and severance cost	¥ 1,684
4) Sales incentives	¥ 15,064
5) Advertisement cost	¥ 25,052
6) Research and development cost	¥ 27,312

2. Research and development cost included in general and administrative expenses and cost of sales: ¥ 27,809 million

3. Gain on sale of fixed assets are as follows:

	(Unit: Millions of yen)
Buildings and structures	¥ 24
Land	40
Other	17
Total	¥ 81

4. Loss on sale and disposal of fixed assets are as follows:

	(Unit: Millions of yen)
Buildings and structures	¥ 380
Machinery, equipment and vehicles	826
Other	133
Total	¥ 1,339

(Consolidated Statement of Retained Earnings)

Increase of retained earnings-other in the consolidated statements of retained earnings represents "Comprehensive income" from a consolidated subsidiary in the U.S., based on generally accepted accounting principal in the U.S.

(Consolidated Statement of Cash Flows)

1. Breakdown of the ending balances of cash and cash equivalents out of balance sheet amount of each related account of the current semi-annual period end are as follows:

(Unit: Millions of yen)

	Balance sheet amounts	Cash and cash equivalents
Cash and time deposits	¥ 32,202	¥ 31,889
Marketable securities	¥130,242	101,294
Short-term loans	¥105,718	4,021
Cash and cash equivalents		¥ 137,204

2. Significant non-cash transaction

On August 2004, the Company executed the share exchange agreement and made Yusoki Kogyo K.K. a wholly owned subsidiary of the Company. As a result of the share exchange, consolidation adjustments increased by ¥ 833 million and treasury stock decreased by ¥ 942 million.

(Leases)

1. Finance leases without transfer of ownership

Information as lessee

1. Acquisition cost, accumulated depreciation/amortization and net book value of leased assets:

(Unit: Millions of yen)

	Acquisition cost	Accumulated depreciation /amortization	Net book value at end of the period
Machinery, equipment and vehicles	¥1,252	¥ 387	¥ 865
Other tangible assets	¥2,293	¥1,146	¥ 1,147
Intangible assets	¥ 125	¥ 97	¥ 48
Total	¥3,670	¥1,630	¥ 2,040

2. The future minimum lease payments:

	(Unit: Millions of yen)
Due within one year	¥ 529
Due after one year	1,604
Total	¥ 2,133

3. Rent paid, depreciation/amortization expense and interest expense portion:

	(Unit: Millions of yen)
Rent paid	¥ 350
Depreciation/amortization expense	¥ 316
Interest expense portion	¥ 29

4. Method of depreciation/amortization:

The straight-line method over the lease term with no residual value

5. Method for computing interest:

Interest has been computed as the difference between the total lease payments and the value of leased assets and has been allocated to each period using the effective interest method.

Information as lessor

1. Acquisition cost, accumulated depreciation/amortization and net book value of leased assets:

(Unit: Millions of yen)

	Acquisition cost	Accumulated depreciation /amortization	Net book value at end of the period
Machinery, equipment and vehicles	¥22,667	¥10,010	¥12,657
Other tangible assets	¥ 9,962	¥ 5,537	¥ 4,425
Intangible assets	¥ 1,315	¥ 443	¥ 872
Total	¥33,944	¥15,990	¥17,954

2. The future minimum lease payments receivable:

	(Unit: Millions of yen)
Due within one year	¥ 8,577
Due after one year	13,281
Total	¥ 21,858

3. Rent received, depreciation/amortization expense and interest income portion:

	(Unit: Millions of yen)
Rent received	¥ 4,656
Depreciation/amortization expense	¥ 3,574
Interest income portion	¥ 642

4. Method for computing interest:

Interest has been computed as the difference between the total lease payments and the value of leased assets and has been allocated to each period using the interest method.

1. Operating leases

Information as lessee

The future minimum rent payments:

	(Unit: Millions of yen)
Due within one year	¥ 6,493
Due after one year	49,150
Total	¥ 55,643

Information as lessor

The future minimum rent payments receivable:

	(Unit: Millions of yen)
Due within one year	¥ 4,279
Due after one year	4,507
Total	¥ 8,786

(Securities and Investments)

1. Securities and investments for which fair market value are available

(Unit: Millions of yen)

	1st Half Year Fiscal 2005 (as of September 30, 2004)			Fiscal 2004 (as of March 31, 2004)		
	Book value	Fair market value	Difference	Book value	Fair market value	Difference
Held-to-maturity debt securities:						
(1) Government bonds	–	–	–	5	5	–
Total	–	–	–	5	5	–
	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Other investment securities (available-for-sale securities):						
(1) Equity securities	20,554	41,548	20,994	20,880	38,056	17,176
(2) Debt securities						
Government and municipal bonds	6,611	6,497	(114)	6,818	6,821	3
Corporate bonds	10,292	10,265	(27)	10,100	10,130	30
Other	3,147	3,258	111	1,582	1,707	125
(3) Other	7,440	7,424	(16)	6,418	6,418	0
Total	48,044	68,992	20,948	45,798	63,132	17,334

2. Major securities without available fair market value (except for held-to-maturity debt securities stated in 1 above)

(Unit: Millions of yen)

1st Half Year Fiscal 2005 (as of September 30, 2004)		Fiscal 2004 (as of March 31, 2004)	
	Book value		Book value
Other securities:		Other securities:	
Commercial paper	53,898	Money management fund	52,202
Money management fund	36,692	Commercial paper	31,062
Medium-term government bond fund		Beneficiary rights to the trust	8,367
Unlisted stocks (excluding over-the-counter stocks)	11,000	Unlisted stocks (excluding over-the-counter stocks)	6,640
Beneficiary rights to the trust	6,680	Medium-term government bond fund	4,500
Medium-term government bond fund	5,340	Free financial fund	501
	4,501		

Note: The Company and consolidated subsidiaries recognized ¥ 109 million in loss on devaluation of securities in the current semi-annual period.

For purpose of recording the loss on devaluation of securities, the Company and consolidated subsidiaries consider all securities whose fair value has fallen below 50% of the book value to be permanently impaired, and records the relevant loss on devaluation. For securities whose fair value has declined between 30% to 50% in relation to book value, the Company and consolidated subsidiaries specifically consider the probability of recovery of the fair value, and records a loss on devaluation in an amount deemed sufficient.

(Derivative Transactions)

Derivative financial instruments' contract amount, fair value and valuation gain or loss

(1) Foreign currency contracts

(Unit: Millions of yen)

Type of transactions	1st Half Year Fiscal 2005 (as of September 30, 2004)				Fiscal 2004 (as of March 31, 2004)			
	Contract amount	Over 1 year	Fair value	Valuation gain/(loss)	Contract amount	Over 1 year	Fair value	Valuation gain/(loss)
Transactions other than market: Forward exchange contract								
Sell US$	59,768	–	60,339	(571)	–	–	–	–
CAN$	6,506	–	6,848	(342)	–	–	–	–
Euro €	5,165	–	5,224	(59)	–	–	–	–
Transactions other than market: Foreign currency option contract								
Sell								
Call: US$	55,283	–			29,726	–		
	[996]		1,337	(341)	[398]		93	305
Buy								
Put: US$	55,177	–			29,571	–		
	[990]		683	(307)	[398]		255	(143)
Total	181,899	–	74,431	(1,620)	59,297	–	348	162

Notes: 1. Method to determine fair value is based on quotations obtained from financial institutions.
2. Derivative financial instruments that qualify as a hedge and are accounted for using the deferred hedge accounting method are excluded from the above disclosure.

(2) Interest rate contracts

(Unit: Millions of yen)

Type of transactions	1st Half Year Fiscal 2005 (as of September 30, 2004)				Fiscal 2004 (as of March 31, 2004)			
	Contract amount	Over 1 year	Fair value	Valuation gain/(loss)	Contract amount	Over 1 year	Fair value	Valuation gain/(loss)
Transactions other than market:								
Interest swap contracts								
Receive floating rate, pay fixed rate	–	–	–	–	5,300	5,000	(74)	(74)
Total	–	–	–	–	5,300	5,000	(74)	(74)

Notes: 1. Method to determine fair value is based on quotations obtained from financial institutions.
2. Derivative financial instruments that qualify as a hedge and are accounted for using the deferred hedge accounting method are excluded from the above disclosure.

Segment Information

(1) Business segment information

1st Half Year Fiscal 2005 (from April 1, 2004 to September 30, 2004) (Unit: Millions of yen)

	Automobiles	Industrial products	Aerospace	Other	Total	Elimination and corporate	Consolidated total
I. Sales and operating income (loss)							
Sales							
(1) Outside customer	628,709	23,607	27,397	11,078	690,791	–	690,791
(2) Inter-segment	1,832	125	22	1,646	3,625	(3,625)	–
Total sales	630,541	23,732	27,419	12,724	694,416	(3,625)	690,791
Operating cost and expense	614,699	23,211	28,138	13,180	679,228	(3,938)	675,290
Operating income (loss)	15,842	521	(719)	(456)	15,188	313	15,501

1st Half Year Fiscal 2004 (from April 1, 2003 to September 30, 2003) (Unit: Millions of yen)

	Automobiles	Industrial products	Aerospace	Other	Total	Elimination and corporate	Consolidated total
I. Sales and operating income (loss)							
Sales							
(1) Outside customer	606,689	20,970	25,759	11,971	665,389	–	665,389
(2) Inter-segment	1,891	32	185	1,870	3,978	(3,978)	–
Total sales	608,580	21,002	25,944	13,841	669,367	(3,978)	665,389
Operating cost and expense	589,984	21,053	25,229	15,010	651,276	(4,195)	647,081
Operating income (loss)	18,596	(51)	715	(1,169)	18,091	217	18,308

Fiscal 2004 (from April 1, 2003 to March 31, 2004) (Unit: Millions of yen)

	Automobiles	Industrial products	Aerospace	Other	Total	Elimination and corporate	Consolidated total
I. Sales and operating income (loss)							
Sales							
(1) Outside customer	1,316,951	42,257	56,632	23,611	1,439,451	–	1,439,451
(2) Inter-segment	3,847	333	218	3,284	7,682	(7,682)	–
Total sales	1,320,798	42,590	56,850	26,895	1,447,133	(7,682)	1,439,451
Operating cost and expense	1,268,684	42,889	57,177	28,377	1,397,127	(8,000)	1,389,127
Operating income (loss)	52,114	(299)	(327)	(1,482)	50,006	318	50,324

Notes: 1. Definition of business segments
Business segments are defined based on product line and market.
2. Main products by each business segment

Business segment	Main products
Automobiles	Passenger cars, mini-cars
Industrial products	General-purpose engines, power generators
Aerospace	Aircraft, parts of space-related devises
Other	Specialized vehicles, real estate

3. All operating costs and expenses are allocated to each business segment.

4. "Houses" are excluded from main products of "Other segment" as a result of transfer the business to a non-consolidated subsidiary, which is accounted for by the equity method, on April 1, 2004.

5. Change of accounting policy
   Method of hedge accounting
   As stated in "Change of Accounting Policy", the Company stopped applying the hedge accounting from this semi-annual period. As a result of this change, net sales and operating income increased by ¥ 126 million in Automobile segment and ¥ 37 million in Industrial products segments as compared with amounts assumed by application of previous hedge accounting policy.

6. Revenue recognition
   As stated in "Additional Information", the Company has recognized revenues of the Aerospace Division's production contracts with the production term exceeding one year and the amount of each contract exceeding ¥ 5,000 million by the percentage-of-completion method. Since the change was made in 2nd half of fiscal 2004, revenues from such contracts were recognized upon delivery of the products in 1st half of fiscal 2004. Net sales would have been increased by ¥ 3,519 million and operating income would have been increased by ¥ 208 million, if the percentage-of-completion method for revenue recognition had been applied retroactively to 1st half of the fiscal 2004.

(2) Segment information by geographic area

1st Half Year Fiscal 2005 (from April 1, 2004 to September 30, 2004) (Unit: Millions of yen)

	Japan	North America	Other	Total	Elimination and corporate	Consolidated total
I. Sales and operating income (loss)						
Sales						
(1) Outside customer	439,761	243,314	7,716	690,791	–	690,791
(2) Inter-segment	135,700	805	199	136,704	(136,704)	–
Total sales	575,461	244,119	7,915	827,495	(136,704)	690,791
Operating cost and expense	554,088	251,834	7,697	813,619	(138,329)	675,290
Operating income (loss)	21,373	(7,715)	218	13,876	1,625	15,501

1st Half Year Fiscal 2004 (from April 1, 2003 to September 30, 2003) (Unit: Millions of yen)

	Japan	North America	Other	Total	Elimination and corporate	Consolidated total
I. Sales and operating income (loss)						
Sales						
(1) Outside customer	387,899	276,069	1,421	665,389	–	665,389
(2) Inter-segment	146,878	861	158	147,897	(147,897)	–
Total sales	534,777	276,930	1,579	813,286	(147,897)	665,389
Operating cost and expense	518,290	280,097	1,487	799,874	(152,793)	647,081
Operating income (loss)	16,487	(3,167)	92	13,412	4,896	18,308

Fiscal 2004 (from April 1, 2003 to March 31, 2004) (Unit: Millions of yen)

	Japan	North America	Other	Total	Elimination and corporate	Consolidated total
I. Sales and operating income						
Sales						
(1) Outside customer	840,330	590,271	8,850	1,439,451	–	1,439,451
(2) Inter-segment	263,260	1,692	344	265,296	(265,296)	–
Total sales	1,103,590	591,963	9,194	1,704,747	(265,296)	1,439,451
Operating cost and expense	1,065,920	590,892	8,935	1,665,747	(276,620)	1,389,127
Operating income	37,670	1,071	259	39,000	11,324	50,324

Notes:
1. Geographic areas are based on geographical proximity.
2. Principal countries or districts in each geographic area:
   North America: United States and Canada
   Other: Europe
3. All operating costs and expenses are allocated to each segment.
4. Change of accounting policy
   Method of Hedge accounting
   As stated in "Change of Accounting Policy", the Company stopped applying the hedge accounting from this semi-annual period. As a result of this change, net sales and operating income increased by ¥ 1,493 million in Japan segment as compared with amounts assumed by application of previous hedge accounting policy.
5. Revenue recognition
   As stated in "Additional Information", in Japan, the Company has recognized revenues of the Aerospace Division's production contracts with the production term exceeding one year and the amount of each contract exceeding ¥ 5,000 million by the percentage-of-completion method. Since the change was made in 2nd half of fiscal 2004, revenues from such contracts were recognized upon delivery of the products in 1st half of fiscal 2004. Net sales would have been increased by ¥ 3,519 million and operating income would have been increased by ¥ 208 million, if the percentage-of-completion method for revenue recognition had been applied retroactively to 1st half of the fiscal 2004.

(3) Overseas sales

1st Half Year Fiscal 2005 (from April 1, 2004 to September 30, 2004) (Unit: Millions of yen)

	North America	Europe	Other	Total
Overseas sales	273,554	59,249	52,950	385,753
Consolidated net sales				690,791
Percentage of overseas sales over consolidated sales (%)	39.6%	8.6%	7.6%	55.8%

1st Half Year Fiscal 2004 (from April 1, 2003 to September 30, 2003) (Unit: Millions of yen)

	North America	Europe	Other	Total
Overseas sales	294,030	41,042	38,178	373,250
Consolidated net sales				665,389
Percentage of overseas sales over consolidated sales (%)	44.2%	6.2%	5.7%	56.1%

Fiscal 2004 (from April 1, 2003 to March 31, 2004) (Unit: Millions of yen)

	North America	Europe	Other	Total
Overseas sales	624,372	101,049	86,113	811,534
Consolidated net sales				1,439,451
Percentage of overseas sales over consolidated sales (%)	43.4%	7.0%	6.0%	56.4%

Notes:
1. Geographic areas are based on geographical proximity.
2. Principal countries or districts in each geographic area:
   North America: United States and Canada
   Europe: Germany, Switzerland and England
   Other: Australia
3. Overseas sales are sales outside of Japan by the Company and consolidated subsidiaries.
4. Revenue recognition
   As stated in "Change of Accounting Policy", the Company stopped applying the hedge accounting from this semi-annual period. As a result of this change, net sales increased by ¥124 million in North America and ¥39 million in Europe as compared with amounts assumed by application of previous hedge accounting policy.

Production, Accepted Orders and Sales Results Information

(1) Production

Actual production during the current semi-annual period by each segment is as follows:

(Unit: Millions of yen, except for Automobiles)

Segments		1st Half Year Fiscal 2005 (From April 1, 2004 to September 30, 2004)	Changes from prior semi-annual period (%)
Automobiles	Mini-cars	85,259	31.2
	Compact cars	212,183	1.8
	Consignment production of Isuzu vehicles	12,183	(9.1)
Sub-total		309,625	7.9
Industrial products		21,670	27.7
Aerospace		29,297	(3.9)
Other		9,389	(17.6)

Notes: 1. Amounts are based on sales prices and inter-segment transactions are eliminated.
2. The above amounts exclude consumption taxes.

(2) Accepted orders

Accepted orders in the current semi-annual period by each segment are as follows (automobiles and industrial products are produced based on order forecasts):

(Unit: Millions of yen)

Segments	1st Half Year Fiscal 2005 (From April 1, 2004 to September 30, 2004)			
	Accepted orders	Changes from prior semi-annual period (%)	Order balance	Changes from prior semi-annual period (%)
Aerospace	30,668	235.7	124,035	24.4
Other	9,877	(9.9)	4,772	(17.5)
Total	40,545	101.7	128,807	22.1

Note: The above amounts exclude consumption taxes.

(3) Sales results

Sales results for the current semi-annual period by each segment are as follows:

(Unit: Millions of yen)

Segments	1st Half Year Fiscal 2005 (From April 1, 2004 to September 30, 2004)	Changes from prior semi-annual period (%)
Automobiles	628,709	3.6
Industrial products	23,607	12.6
Aerospace	27,397	6.4
Other	11,078	(7.5)
Total	690,791	3.8

Notes: 1. Amounts are based on sales prices and inter-segment transactions are eliminated.
2. The above amounts exclude consumption taxes.

Non-consolidated Semi-annual Financial Results for Fiscal 2005

Nov. 12, 2004

For Immediate Release

Company Name : **Fuji Heavy Industries Ltd.**
Name of Stock Exchange : Tokyo Stock Exchange (First Section)
Code No. : 7270
Location of Head Office : Tokyo, Japan
URL : http://www.fhi.co.jp/fina/index.html
Representative : Mr. Kyoji Takenaka, President and CEO
Contact for Inquiries : Mr. Shunji Yonekura, General Manager of Administration Department
Tel: (03) 3347-2005

Date of the Board of Directors Meeting Held for Approving the Financial Results: November 12, 2004
Date of Interim Dividends: December 9, 2004
Provision for Interim Dividends: Provision exists
Number of Shares in Unit Share System: 1,000 shares

1. Performance in 1st Half Year Fiscal 2005 (from April 1, 2004 to September 30, 2004)

Note that all amounts have been rounded down to the nearest million yen, unless otherwise specified.

(1) Results of Operations

(Unit: Millions of yen, except for per share figures)

	Net sales		Operating income		Ordinary income	
1st Half of FY 2005	¥486,402	(6.9%)	¥19,961	(37.9%)	¥16,896	(4.1%)
1st Half of FY 2004	¥455,163	(2.5%)	¥14,472	(-41.2%)	¥16,227	(-29.5%)
Fiscal 2004	¥936,911		¥30,143		¥28,496	

(Unit: Millions of yen, except for per share figures)

	Net income		Net income per share, basic (Yen)
1st Half of FY 2005	¥ 6,706	(-39.0%)	¥ 8.60
1st Half of FY 2004	¥10,985	(7.5%)	¥14.79
Fiscal 2004	¥19,012		¥24.86

Notes:
1. Average number of shares outstanding during the periods : 1st Half of FY 2005 : 779,086,059 shares
   1st Half of FY 2004 : 742,574,652 shares
   Fiscal 2004 : 760,753,377 shares
2. Accounting change : See "Change of Accounting Policy" section
3. Percentage figures in the net sales, operating income, ordinary income and net income columns represent changes from prior semi-annual period.

(2) Dividends

(Unit: Yen)

	Cash dividends per share	
	Semi-annual	Year-end
1st Half of FY 2005	¥4.50	–
1st Half of FY 2004	¥4.50	–
Fiscal 2004	–	¥9.00

(3) Financial Position

(Unit: Millions of yen, except for per share figures)

	Total assets	Shareholders' equity	Shareholders' equity to total assets	Shareholders' equity per share (Yen)
1st Half of FY 2005	¥960,405	¥510,488	53.2%	¥654.83
1st Half of FY 2004	¥945,049	¥497,233	52.6%	¥638.43
Fiscal 2004	¥947,124	¥504,566	53.3%	¥647.76

Notes:

1. Number of shares outstanding at end of the periods :
   - 1st Half of FY 2005 : 779,562,381 shares
   - 1st Half of FY 2004 : 778,831,681 shares
   - Fiscal 2004 : 778,785,713 shares

2. Number of treasury stock at end of the periods :
   - 1st Half of FY 2005 : 3,303,492 shares
   - 1st Half of FY 2004 : 4,034,192 shares
   - Fiscal 2004 : 4,080,160 shares

2. Projections for Fiscal 2005 (from April 1, 2004 to March 31, 2005)

(Unit: Millions of yen, except for per share figures)

	Net sales	Ordinary income	Net income	Fiscal 2005 cash dividends per share	
				Year-end	
Full year	¥965,000	¥36,000	¥14,000	¥4.50	¥9.00

Reference: Projected net income per share (full year): ¥17.96

The above projections are made based on available information and assumptions as of Nov. 12, 2004, and are subject to the uncertainties of future operations. Therefore, actual results could differ materially from those anticipated. The assumptions used for the above projections are stated on page 9.

Non-consolidated Balance Sheets

(Unit: Millions of yen)

	1st Half Year Fiscal 2005 (as of September 30, 2004)	Fiscal 2004 (as of March 31, 2004)	Changes Increase/ (Decrease)	1st Half Year Fiscal 2004 (as of September 30, 2003)
ASSETS				
Current assets	**425,292**	**408,744**	**16,548**	**413,976**
Cash and time deposits	13,273	25,336	(12,063)	37,168
Notes receivable, trade	1,844	2,585	(740)	2,983
Accounts receivable, trade	106,038	120,090	(14,051)	89,996
Marketable securities	110,224	75,850	34,374	97,393
Finished products	37,231	31,774	5,457	35,637
Raw materials	5,456	4,988	467	5,289
Work in process	50,977	51,140	(163)	50,779
Supplies	1,280	1,580	(299)	1,648
Advances paid	19,040	15,305	3,735	12,020
Prepaid expenses	3,627	2,248	1,379	2,811
Deferred tax assets	16,176	16,045	131	17,864
Accounts receivable, other	18,687	24,658	(5,971)	17,656
Short-term loans	40,037	31,437	8,599	38,026
Other	1,431	5,746	(4,314)	5,007
Allowance for doubtful accounts	(35)	(44)	9	(307)
Fixed assets	**535,112**	**538,380**	**(3,267)**	**531,072**
Property, plant and equipment, net	**238,448**	**241,788**	**(3,340)**	**246,784**
Buildings	50,776	51,548	(772)	52,152
Structures	6,666	6,920	(254)	6,501
Machinery and equipment	83,198	88,002	(4,803)	87,788
Aircrafts	89	107	(18)	135
Vehicles	1,394	1,465	(70)	1,289
Tools	9,897	11,179	(1,282)	10,883
Land	81,991	80,274	1,717	79,076
Construction in progress	4,434	2,289	2,144	8,955
Intangible assets	**20,413**	**20,117**	**295**	**17,078**
Industrial rights	10	11	0	13
Software	11,871	13,219	(1,348)	9,826
Other	8,530	6,886	1,644	7,238
Investments and other assets	**276,251**	**276,474**	**(222)**	**267,209**
Investment securities	46,097	42,480	3,616	38,255
Investments in subsidiaries and affiliated companies	139,168	138,336	832	137,226
Investment securities, other than stock	34	32	1	33
Investments in subsidiaries and affiliated companies, other than stock	453	453	–	453
Long-term loans	61,596	60,279	1,316	52,990
Long-term prepaid expenses	2,951	3,102	(151)	2,879
Deferred tax assets	29,621	31,985	(2,364)	35,012
Other	7,651	7,827	(177)	8,179
Allowance for devaluation of investments	(5,680)	(280)	(5,400)	–
Allowance for doubtful accounts	(5,643)	(7,746)	2,103	(7,820)
Total assets	**960,405**	**947,124**	**13,281**	**945,049**

(Unit: Millions of yen)

	1st Half Year Fiscal 2005 (as of September 30, 2004)	Fiscal 2004 (as of March 31, 2004)	Changes Increase/ (Decrease)	1st Half Year Fiscal 2004 (as of September 30, 2003)
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities	**300,384**	**304,489**	**(4,104)**	**298,349**
Notes payable, trade	3,441	3,762	(321)	4,802
Accounts payable, trade	179,237	172,465	6,772	164,339
Short-term borrowings	25,040	25,040	–	25,040
Current portion of long-term debts	7,016	7,018	(2)	145
Current portion of bonds	10,000	10,000	–	10,000
Accounts payable, other	10,650	14,716	(4,066)	15,376
Accrued expenses	31,700	41,196	(9,496)	41,984
Accrued income taxes	3,154	447	2,706	7,295
Advances received	6,912	1,885	5,027	3,573
Deposits received	803	699	103	969
Income in advance	170	132	37	129
Accrued bonus	11,285	11,417	(132)	11,499
Accrued warranty claims	8,713	9,180	(467)	9,232
Notes payable for acquisition of fixed assets	580	2,075	(1,494)	2,373
Other	1,679	4,449	(2,770)	1,588
Long-term liabilities	**149,532**	**138,068**	**11,463**	**149,466**
Bonds	100,000	90,000	10,000	90,000
Long-term debts	4,779	4,794	(15)	10,807
Long-term accounts payable, other	780	1,675	(894)	2,206
Long-term deposits received	1,420	1,404	16	2,455
Accrued pension and severance liability	42,405	40,067	2,338	43,777
Accrued directors' severance and retirement benefits	145	127	18	94
Allowance for losses on guarantees	–	–	–	125
Other	0	–	0	–
Total liabilities	**449,916**	**442,557**	**7,359**	**447,816**
Shareholders' equity				
Common stock	**153,795**	**153,795**	–	**153,795**
Capital surplus	**160,070**	**160,070**	–	**160,070**
Capital reserve	160,070	160,070	–	160,070
Retained earnings	**186,884**	**183,892**	**2,991**	**179,370**
Legal reserve	7,901	7,901	–	7,901
Dividends reserve	–	6,000	(6,000)	6,000
Retirement reserve	–	1,000	(1,000)	1,000
Advanced depreciation reserve	687	–	687	–
General reserve	85,335	78,335	7,000	78,335
Unappropriated retained earnings	92,961	90,656	2,304	86,134
Net unrealized holding gains on securities	**11,917**	**9,579**	**2,337**	**6,744**
Less treasury stock, at cost	**(2,179)**	**(2,771)**	**592**	**(2,747)**
Total shareholders' equity	**510,488**	**504,566**	**5,921**	**497,233**
Total liabilities and shareholders' equity	**960,405**	**947,124**	**13,281**	**945,049**

Non-consolidated Statements of Income

(Unit: Millions of yen)

	1st Half Year Fiscal 2005 (ended September 30, 2004)		1st Half Year Fiscal 2004 (ended September 30, 2003)		Changes Increase/ (Decrease)	Fiscal 2004 (ended March 31, 2004)	
	Amount	Ratio of Total (%)	Amount	Ratio of Total (%)	Amount	Amount	Ratio of Total (%)
Net sales	**486,402**	**100.0**	**455,163**	**100.0**	**31,238**	**936,911**	**100.0**
Cost of sales	388,832	79.9	362,904	79.7	25,928	750,315	80.1
Gross profit	97,569	20.1	92,259	20.3	5,310	186,596	19.9
Selling, general and administrative expenses	77,607	16.0	77,786	17.1	(178)	156,452	16.7
Operating income	**19,961**	**4.1**	**14,472**	**3.2**	**5,488**	**30,143**	**3.2**
Non-operating income	**4,134**	**0.8**	**5,131**	**1.1**	**(996)**	**6,804**	**0.7**
Interest and dividends income	1,264		1,227		37	1,863	
Gain on revaluation of derivatives	–		1,726		(1,726)	–	
Other	2,869		2,176		692	4,940	
Non-operating expenses	**7,199**	**1.4**	**3,376**	**0.7**	**3,822**	**8,451**	0.9
Interest expenses	809		831		(21)	1,601	
Loss on revaluation of derivatives	1,782		–		1,782	–	
Other	4,607		2,545		2,062	6,850	
Ordinary income	**16,896**	**3.5**	**16,227**	**3.6**	**668**	**28,496**	3.0
Extraordinary gains	**239**	**0.0**	**4,979**	**1.1**	**(4,739)**	**6,687**	0.7
Gain on sale of fixed assets	7		21		(14)	1,479	
Gain on sale of investment securities	220		4,035		(3,815)	4,036	
Reversal of allowance for doubtful accounts	12		35		(23)	75	
Reversal of allowance for losses on guarantees	–		–		–	47	
Gain on prior year adjustment	–		886		(886)	1,049	
Extraordinary losses	**6,467**	**1.3**	**3,685**	**0.8**	**2,782**	**5,832**	**0.6**
Loss on sale and disposal of fixed assets	1,065		3,550		(2,485)	4,968	
Loss on sale of investment securities	–		–		–	390	
Loss on devaluation of securities	1		56		(54)	193	
Allowance for losses on guarantees	–		78		(78)	–	
Allowance for devaluation of investments	5,400		–		5,400	280	
Income before income taxes	10,668	2.2	17,522	3.9	(6,853)	29,351	3.1
Income taxes-current	3,319	0.7	7,804	1.7	(4,484)	8,691	0.9
Income taxes-deferred	(641)	0.1	(1,267)	(0.2)	1,909	1,646	0.2
Net income	**6,706**	**1.4**	**10,985**	**2.4**	**(4,278)**	**19,012**	**2.0**
Unappropriated retained earnings brought forward	**86,365**		**75,148**		**11,216**	**75,148**	
Loss on disposal of treasury stock	**110**		**–**		**110**	–	
Interim dividends	–		–		–	3,504	
Unappropriated retained earrings at end of the period	**92,961**		**86,134**		**6,826**	**90,656**	

Summary of Significant Accounting Policies

1. Method and Basis for Valuation of Marketable Securities and Investment Securities

(1) Held-to-maturity debt securities: The amortized interest cost method (the straight-line method)

(2) Investments in subsidiaries and affiliated companies: Stated at cost determined by the moving-average method.

(3) Other securities:

a) Securities for which fair market value is available: Stated at fair value as of the balance sheet date with unrealized holding gains and losses included as a component of shareholders' equity until realized. Realized gains and losses on sale of securities are principally computed using the moving-average method.

b) Securities for which fair market value is not available: Stated principally at cost determined by the moving-average method, after devaluation for any permanent impairment.

2. Method and Basis for Valuation of Derivative Instruments

Derivative instruments are stated at fair values.

3. Method and Basis for Valuation of Inventories

(1) Finished products: Stated principally at cost determined by the moving-average method (the first-in, first-out method is used for certain items).

(2) Raw materials, work in process and supplies: Stated principally at cost determined by the first-in, first-out method (the moving-average method is used for certain items).

4. Depreciation/Amortization Method of Fixed Assets

(1) Property, plant and equipment

Depreciation of the property, plant and equipment is principally computed by the declining-balance method, except for the buildings (excluding building improvements) acquired on or after April 1, 1998, for which the straight-line method is applied.

Estimated useful lives for depreciable assets are as follows:

Building and structures:	7~50 years
Machinery, equipment and vehicles:	4~11 years

(2) Intangible assets

Intangible assets are principally amortized by the straight-line method. Computer software used internally by the Company is amortized by the straight-line method over the relevant economic useful lives (3 or 5 years).

5. Method for Valuation of Deferred Assets

Bond issuing costs are expensed as incurred.

6. Basis for Significant Accruals and Reserves

(1) Allowance for doubtful accounts

Allowance for doubtful accounts is provided based on the amount calculated at the actual ratio of bad debt for ordinary receivables, and an amount required for uncollectible account for specific doubtful receivables.

(2) Allowance for devaluation of investments

Allowance for devaluation of investments is provided for losses from decrease in the value of investment securities for which fair value is not available and investments in subsidiaries and affiliated companies based on the evaluation of the investees' financial conditions, such as net assets and the probability of recovering the value.

(3) Accrued bonus

Accrued bonus is recorded based on the estimated future payments pro-rated for employee services received during the current semi-annual period.

(4) Accrued warranty claims

The Company provides for accrued warranty claims on products sold based on its past experiences of warranty services and estimated future warranty costs.

(5) Accrued pension and severance liability

Accrued pension and severance liability for employees is provided based on the estimated amounts of projected pension and severance obligation and fair value of plan assets at end of the current semi-annual period. Actuarial gains and losses have been amortized from the following fiscal year by the straight-line method over the periods (18 years), which are shorter than the average remaining service periods of the eligible employees.

(6) Accrued directors' severance and retirement benefits

Directors and statutory auditors of the Company are entitled to receive lump-sum payments at the time of severance or retirement, subject to the approval of the shareholders. The liabilities for such benefits are determined based on the Company's internal rules.

(7) Allowance for losses on guarantees

Allowance for losses on guarantees is provided in the amount sufficient to cover potential losses from guarantees based on the assessment of the financial conditions of the parties to which guarantees are provided.

7. Revenue recognition

Revenues of the Aerospace Division's production contracts with the production term exceeding one year and the amount each contract exceeding ¥ 5,000 million are recognized by the percentage-of-completion method.

8. Basis for Translation of Foreign Currency Accounts

Monetary assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rates prevailing at each semi-annual balance sheet date with the resulting gain or loss included in the accompanying statement of income.

9. Accounting for Leases

Finance leases which do not transfer ownership of the leased assets to lessees are accounted for as operating leases.

10. Accounting for Consumption Taxes

Consumption taxes are excluded from the related transaction amounts and are accounted for separately.

Change of Accounting Policy

Method of Hedge accounting

Previously, for foreign exchange contracts used as hedges and which meet certain hedging criteria, the Company translated hedged foreign currency receivables using the contracted forward rates, for forward exchange contracts hedging future transactions, the Company deferred recognition of gains or losses resulting from changes in fair value of the foreign exchange contracts until related gains or losses on the hedged items are recognized. However, the Company stopped applying the hedge accounting from this semi-annual period.

The reason for the change is that the Company reconsidered appropriateness of application of the hedge accounting in connection with reviewing the hedge policy and the management activities for foreign exchange contracts.

As a result of this change, operating income increased by ¥ 1,493 million and ordinary income and income before income taxes and minority interest decreased by ¥ 955 million as compared with amounts assumed by application of previous hedge accounting policy.

Additional Information

Revenue recognition

The Company changed the revenue recognition policy for Aerospace Division's production contracts with the production term exceeding one year and the amount of each contract exceeding ¥ 5,000 million, from the delivery basis to the percentage-of-completion method since 2nd half of fiscal 2004. Since the change was made in 2nd half of fiscal 2004, revenues from such contracts were recognized upon delivery of the products in 1st half of fiscal 2004. Net sales would have been increased by ¥ 3,519 million and gross profit, operating income, ordinary income and income before income taxes and minority interest would have been increased by ¥ 208 million, if the percentage-of-completion method for revenue recognition had been applied retroactively to 1st half of the fiscal 2004. The impact of such change on segments information is stated at accounting footnote.

Notes to Non-consolidated Semi-annual Financial Statements

(Balance Sheet)

1. Accumulated depreciation for property, plant and equipment: ¥438,327 million

2. Pledged assets and secured liabilities

Pledged assets are as follows:

(Unit: Millions of yen)

Buildings and structures	¥ 15,298 [15,298]
Machinery and equipment	19,157 [19,157]
Land	1,190 [1,190]
Total	¥ 35,646 [35,646]

Secured liabilities are as follows:

(Unit: Millions of yen)

Current portion of long-term debts	¥ 7,000 [7,000]
Long-term debts	¥ 3,700 [3,700]
Total	¥ 10,700 [10,700]

The above amounts in parentheses represent a mortgage of the factory foundation and the related liabilities.

3. Balance with affiliated companies

(Unit: Millions of yen)

Notes and accounts receivable, trade	¥ 62,143
Short-term loans	¥ 40,037
Long-term loans	¥ 60,312
Other assets - total	¥ 9,822
Notes and accounts payable, trade	¥ 17,402
Accrued expenses	¥ 9,265
Other liabilities - total	¥ 563

4. Contingent liabilities

The Company's guarantees for the indebtedness from financial institutes are as follows:

(Unit: Millions of yen)

Subaru Finance Co., Ltd.	¥ 99,200
Employees	24,253
Subaru of Indiana Automotive, Inc. and 4 other entities	14,173
Sub-total	¥ 137,626

The Company's guarantees for the lease payment on equipment with leveraged lease are as follows:

Subaru of Indiana Automotive, Inc.	¥ 25,885
Total	¥ 163,511

In addition, the Company's guarantees for the indebtedness of the affiliated companies are ¥452 million.

5. The unexecuted balances of commitments for borrowings are as follows:

	(Unit: Millions of yen)
Total commitments	¥ 71,000
Less amounts currently executed	(19,000)
Unexecuted balance	¥ 52,000

(Statement of Income)

1. Research and development cost included in general and administrative expenses:
¥27,718 million

2. Depreciation/Amortization expense

	(Unit: Millions of yen)
Property, plant and equipment	¥ 13,179
Intangible assets	¥ 2,240

(Marketable Securities)

Investments in subsidiaries and affiliated companies with fair market value
(1st half of fiscal 2005)

(Unit: Millions of yen)

	Book value	Fair market value	Difference
Investment in subsidiaries	1,758	6,079	4,320
Investment in affiliated companies	–	–	–
Total	1,758	6,079	4,320

(Leases)

1. Finance leases without transfer of ownership

a) Acquisition cost, accumulated depreciation/amortization and net book value of leased assets:

(Unit: Millions of yen)

	Acquisition cost	Accumulated depreciation /amortization	Net book value at end of the period
Vehicles	37	32	5
Tools	4,167	2,238	1,929
Software	13	4	8
Total	4,218	2,274	1,943

b) The future minimum lease payments:

(Unit: Millions of yen)

Due within one year	¥ 930
Due after one year	1,162
Total	¥ 2,093

c) Rents paid, depreciation/amortization expense and interest expense portion:

(Unit: Millions of yen)

Rents paid	¥ 543
Depreciation/amortization expense	¥ 502
Interest expense portion	¥ 35

d) Method of depreciation/amortization:

The straight-line method over the lease term with no residual value

e) Method of computing interest:

Interest has been computed as the difference between the total lease payments and the value of leased assets and has been allocated to each period using the effective interest method.

2. Operating leases

The future minimum rent payments:

(Unit: Millions of yen)

Due within one year	¥ 39
Due after one year	10
Total	¥ 49

<Reference for the First Half of FY2005(Apr. 2004 to Sep. 2004) Consolidated Financial Results>

(Nov. 12, 2004)

Fuji Heavy Industries Ltd.

(in 100 millions of yen) (in thousands of units)	RESULTS 1st HALF of FY2004 Apr. 2003 to Sep. 2003	RESULTS 1st HALF of FY2005 Apr. 2004 to Sep. 2004		RESULTS FY2004 Apr. 2003 to Mar. 2004	FORECAST FY2005 Apr. 2004 to Mar. 2005		FORECAST FY2005 (August 2004) Apr. 2004 to Mar. 2005
Net Sales	6,653	6,907	3.8 %	14,394	14,500	0.7 %	14,700
Domestic	2,921	3,050	4.4 %	6,279	6,500	3.5 %	6,800
Overseas	3,732	3,857	3.3 %	8,115	8,000	-1.4 %	7,900
Margin Percentage	2.8%	2.2%		3.5%	3.1%		3.1%
Operating Income	183	155	-15.3 %	503	450	-10.6 %	450
Margin Percentage	3.7%	2.2%		3.9%	3.2%		3.2%
Ordinary Income	244	150	-38.5 %	566	470	-17.0 %	470
Margin Percentage	2.9%	1.2%		2.7%	2.2%		2.2%
Net Income	194	82	-57.4 %	386	320	-17.2 %	320
Factors of Change in Operating Income		**Gain factors** Reduction in cost 70 Decrease in R&D expenses 26 Decrease of expenses and others 15 **Loss factors** Foreign exchange 121 Decrease in sales mix 18			**Gain factors** Reduction in cost 163 Decrease of expenses and others 28 Decrease in R&D expenses 25 **Loss factors** Foreign exchange 176 Decrease in sales mix 93		**Gain factors** Reduction in cost 162 Increase in sales mix 27 Decrease of expenses and others 6 **Loss factors** Foreign exchange 238 Increase in R&D expenses 10
Capital Investment	357	405		745	770		820
Depreciation and Amortization	272	255		532	520		520
R&D Expenses	304	278		575	550		585
Interest bearing debt	3,966	4,055		3,789	4,100		4,100
Performance of Operation		Net Sales to increase Net Income to decrease Best Net Sales			Net Sales to increase Net Income to decrease Best Net Sales		
Domestic Sales	113	124	9.5 %	246	265	7.8 %	282
Small Cars	52	50	-2.8 %	111	110	-1.3 %	110
Minicars	61	73	19.9 %	134	155	15.3 %	172
Overseas Sales	135	152	12.2 %	306	323	5.8 %	329
North America	93	94	1.0 %	206	210	2.1 %	222
Europe	22	31	40.6 %	54	59	10.0 %	58
Other	20	27	32.8 %	46	54	17.4 %	50
Units Total	248	275	10.9 %	551	588	6.7 %	611
SIA Isuzu SUVs	13	12	-9.1 %	25	13	-47.9 %	13

* Figures of Total Sales are the sum of retail sales units of the Japanese subsidiary dealers, wholesale units of the overseas subsidiary distributors, and wholesale units of FHI to other distributors/dearlers.

<Reference for the First Half of FY2005(Apr. 2004 to Sep. 2004) Non-Consolidated Financial Results>

(Nov. 12, 2004)
Fuji Heavy Industries Ltd.

(in 100 millions of yen) (in thousands of units)	RESULTS 1st HALF of FY2004 Apr. 2003 to Sep. 2003	RESULTS 1st HALF of FY2005 Apr. 2004 to Sep. 2004		RESULTS FY2004 Apr. 2003 to Mar. 2004	FORECAST FY2005 Apr. 2004 to Mar. 2005		FORECAST FY2005 (May 2004) Apr. 2004 to Mar. 2005
Net Sales	4,551	4,864	6.9 %	9,369	9,650	3.0 %	9,850
Domestic	2,144	2,183	1.8 %	4,648	4,621	-0.6 %	5,030
Overseas	2,407	2,680	11.4 %	4,720	5,029	6.5 %	4,820
Margin Percentage	3.2%	4.1%		3.2%	4.0%		3.6%
Operating Income	144	199	37.9 %	301	390	29.4 %	355
Margin Percentage	3.6%	3.5%		3.0%	3.7%		3.4%
Ordinary Income	162	168	4.1 %	284	360	26.3 %	330
Margin Percentage	2.4%	1.4%		2.0%	1.5%		1.8%
Net Income	109	67	-39 %	190	140	-26.4 %	180
Factors of Change in Operating Income		**Gain factors** Reduction in cost 64 Decrease of expenses and others 56 Increase in sales mix 43 Decrease in R&D expenses 26 **Loss factors** Foreign exchange 134			**Gain factors** Reduction in cost 126 Decrease of expenses and others 103 Increase in sales mix 30 Decrease in R&D expenses 29 **Loss factors** Foreign exchange 199		**Gain factors** Increase in sales mix 189 Reduction in cost 120 Decrease of expenses and others 51 **Loss factors** Foreign exchange 302 Increase in R&D expenses 4
Foreign Exchange Rate YEN/US$	120	110		116	108		105
Capital Investment	200	108		327	280		320
Depreciation and Amortization	135	132		294	270		280
R&D Expenses	302	277		573	544		577
Interest bearing debt	1,359	1,468		1,368	1,400		1,550
Performance of operation		Net Sales to increase Operation Income to increase Best Net Sales			Net Sales to increase Operation Income to increase Best Net Sales		
Domestic Production Volume	222	253	13.8 %	465	487	4.6 %	513
Domestic Sales	119	133	12.0 %	262	276	5.4 %	302
Small Cars	56	52	-8.6 %	119	110	-7.3 %	113
Minicars	63	82	30.7 %	144	166	16.0 %	189
Export	97	114	17.1 %	201	212	5.5 %	214
North America	56	60	7.2 %	106	105	-0.8 %	119
Europe	21	27	27.3 %	49	52	7.9 %	49
Other	20	27	33.3 %	46	54	17.4 %	46
Knock Down Parts	46	58	27.4 %	90	119	32.3 %	121

<Reference for the First Half of FY2005(Apr. 2004 to Sep. 2004) Consolidated Financial Results>

(Nov. 12, 2004)
Fuji Heavy Industries Ltd.

(in 100 millions of yen) (in thousands of units)	RESULTS 1st HALF of FY2004 Apr. 2003 to Sep. 2003	RESULTS 1st HALF of FY2005 Apr. 2004 to Sep. 2004		RESULTS FY2004 Apr. 2003 to Mar. 2004	FORECAST FY2005 Apr. 2004 to Mar. 2005		FORECAST FY2005 (August 2004) Apr. 2004 to Mar. 2005
Net Sales	6,653	6,907	3.8 %	14,394	14,500	0.7 %	14,700
Domestic	2,921	3,050	4.4 %	6,279	6,500	3.5 %	6,800
Overseas	3,732	3,857	3.3 %	8,115	8,000	-1.4 %	7,900
Margin Percentage	2.8%	2.2%		3.5%	3.1%		3.1%
Operating Income	183	155	-15.3 %	503	450	-10.6 %	450
Margin Percentage	3.7%	2.2%		3.9%	3.2%		3.2%
Ordinary Income	244	150	-38.5 %	566	470	-17.0 %	470
Margin Percentage	2.9%	1.2%		2.7%	2.2%		2.2%
Net Income	194	82	-57.4 %	386	320	-17.2 %	320
Factors of Change in Operating Income		**Gain factors** Reduction in cost 70 Decrease in R&D expenses 26 Decrease of expenses and others 15 **Loss factors** Foreign exchange 121 Decrease in sales mix 18			**Gain factors** Reduction in cost 163 Decrease of expenses and others 28 Decrease in R&D expenses 25 **Loss factors** Foreign exchange 176 Decrease in sales mix 93		**Gain factors** Reduction in cost 162 Increase in sales mix 27 Decrease of expenses and others 6 **Loss factors** Foreign exchange 238 Increase in R&D expenses 10
Capital Investment	357	405		745	770		820
Depreciation and Amortization	272	255		532	520		520
R&D Expenses	304	278		575	550		585
Interest bearing debt	3,966	4,055		3,789	4,100		4,100
Performance of Operation		Net Sales to increase Net Income to decrease Best Net Sales			Net Sales to increase Net Income to decrease Best Net Sales		
Domestic Sales	113	124	9.5 %	246	265	7.8 %	282
Small Cars	52	50	-2.8 %	111	110	-1.3 %	110
Minicars	61	73	19.9 %	134	155	15.3 %	172
Overseas Sales	135	152	12.2 %	306	323	5.8 %	329
North America	93	94	1.0 %	206	210	2.1 %	222
Europe	22	31	40.6 %	54	59	10.0 %	58
Other	20	27	32.8 %	46	54	17.4 %	50
Units Total	248	275	10.9 %	551	588	6.7 %	611
SIA Isuzu SUVs	13	12	-9.1 %	25	13	-47.9 %	13

* Figures of Total Sales are the sum of retail sales units of the Japanese subsidiary dealers, wholesale units of the overseas subsidiary distributors, and wholesale units of FHI to other distributors/dearlers.

<Reference for the First Half of FY2005(Apr. 2004 to Sep. 2004) Non-Consolidated Financial Results>

(Nov. 12, 2004)

Fuji Heavy Industries Ltd.

(in 100 millions of yen) (in thousands of units)	RESULTS 1st HALF of FY2004 Apr. 2003 to Sep. 2003	RESULTS 1st HALF of FY2005 Apr. 2004 to Sep. 2004		RESULTS FY2004 Apr. 2003 to Mar. 2004	FORECAST FY2005 Apr. 2004 to Mar. 2005		FORECAST FY2005 (May 2004) Apr. 2004 to Mar. 2005
Net Sales	4,551	4,864	6.9 %	9,369	9,650	3.0 %	9,850
Domestic	2,144	2,183	1.8 %	4,648	4,621	-0.6 %	5,030
Overseas	2,407	2,680	11.4 %	4,720	5,029	6.5 %	4,820
Margin Percentage	3.2%	4.1%		3.2%	4.0%		3.6%
Operating Income	144	199	37.9 %	301	390	29.4 %	355
Margin Percentage	3.6%	3.5%		3.0%	3.7%		3.4%
Ordinary Income	162	168	4.1 %	284	360	26.3 %	330
Margin Percentage	2.4%	1.4%		2.0%	1.5%		1.8%
Net Income	109	67	-39 %	190	140	-26.4 %	180
Factors of Change in Operating Income		**Gain factors** Reduction in cost 64 Decrease of expenses and others 56 Increase in sales mix 43 Decrease in R&D expenses 26 **Loss factors** Foreign exchange 134			**Gain factors** Reduction in cost 126 Decrease of expenses and others 103 Increase in sales mix 30 Decrease in R&D expenses 29 **Loss factors** Foreign exchange 199		**Gain factors** Increase in sales mix 189 Reduction in cost 120 Decrease of expenses and others 51 **Loss factors** Foreign exchange 302 Increase in R&D expenses 4
Foreign Exchange Rate YEN/US$	120	110		116	108		105
Capital Investment	200	108		327	280		320
Depreciation and Amortization	135	132		294	270		280
R&D Expenses	302	277		573	544		577
Interest bearing debt	1,359	1,468		1,368	1,400		1,550
Performance of operation		Net Sales to increase Operation Income to increase Best Net Sales			Net Sales to increase Operation Income to increase Best Net Sales		
Domestic Production Volume	222	253	13.8 %	465	487	4.6 %	513
Domestic Sales	119	133	12.0 %	262	276	5.4 %	302
Small Cars	56	52	-8.6 %	119	110	-7.3 %	113
Minicars	63	82	30.7 %	144	166	16.0 %	189
Export	97	114	17.1 %	201	212	5.5 %	214
North America	56	60	7.2 %	106	105	-0.8 %	119
Europe	21	27	27.3 %	49	52	7.9 %	49
Other	20	27	33.3 %	46	54	17.4 %	46
Knock Down Parts	46	58	27.4 %	90	119	32.3 %	121



PRESS INFORMATION

The All-New Subaru B9X will Debut at the North American International Auto Show 2005

Tokyo, November 5, 2004 – Fuji Heavy Industries Ltd. (FHI), a global manufacturer of transportation and aerospace-related products and the maker of Subaru automobiles today announced that its U.S. subsidiary, Subaru of America, Inc.*, revealed the name of its all-new crossover utility vehicle, the Subaru B9X, at the 2004 South Florida International Auto Show, which opened today and runs through November 14. Subaru of America also announced that the B9X will make its world premiere at the North American International Auto Show, which will be held from January 9 through January 23, 2005.

The B9X is the first-ever Subaru crossover utility vehicle with seven-passenger seating and is the largest model in the Subaru lineup. It combines sporty, dynamic and present design, with the legendary Subaru Symmetrical All-Wheel Drive system. The new vehicle features outstanding driving performance and comfort, while delivering fun-to-drive handling and maneuverability on rough terrain.

Developed as a strategic Subaru model for the U.S. market, the Subaru B9X will be built at the Subaru of Indiana Automotive (SIA) plant in Lafayette, Indiana, and will be introduced in the U.S. as the 2006 Subaru B9X. It is also scheduled to be marketed in the Canadian and Chile market starting in 2005.

* Subaru of America, Inc. is a wholly-owned subsidiary of FHI. Based in Cherry Hill, New Jersey, the company markets and distributes Subaru vehicles, parts and accessories in the U.S.



Subaru B9X



PRESS INFORMATION

Subaru R2 was awarded 2005 RJC* Car of the Year "Special Award for Best Mini Passenger Car"

Tokyo, November 17, 2004 — Fuji Heavy Industries Ltd. (FHI), a global manufacturer of transportation and aerospace-related products, and the maker of Subaru automobiles, today announced that the Subaru R2, a mini passenger car launched on December 2003 to Japanese market, was awarded 2005 RJC* Car of the Year "Special Award for Best Mini Passenger Car".

The recipient of this award is selected from among all mini passenger cars that are available for retail sales through authorized dealers. The R2 received the most points in the Best Mini Passenger Car category at the 2005 RJC Car of the Year Test Day, which was held on November 15 and 16, 2004, at Twin Ring Motegi (Haga-gun, Tochigi Prefecture in Japan).

The R2 is featuring a beautiful design that is unique to a small car, rational packaging, excellent fuel efficiency and collision safety, and crisp and easy steering. The R2 is a mini passenger car that meets potential market needs by pursuing new values of the minicar.

This model has received an excellent response for its unique exterior with flowing and smooth styling, luxurious interior, superior acceleration, and steady driving performance, as well as for its excellent fuel efficiency.

Previously, the Subaru Pleo won the 1999 RJC Car of the Year Award for the Mini Passenger Car Category.

* The RJC (the Automotive Researchers' & Journalists' Conference of Japan) was established in 1991 to research various automotive related issues including products, technologies and society, and to provide unbiased opinion to interested parties. Prof. Emeritus Katsumi Kageyama of Nihon University and the late Prof. Emeritus Osamu Hirao of Tokyo University (both having contributed greatly to Japanese automotive engineering) and a group of leading Japanese automotive journalists were key establishing members of this organization. The RJC was converted into an NPO (Non-Profit Organization) in 2001, and has 89 members. The current chairman is Mr. Sadayuki Kuriyama.



Subaru R2



November 22, 2004

Construction of new Aircraft Manufacturing Plant in Handa City, Aichi Prefecture

Fuji Heavy Industries Ltd. (FHI) announced the construction of new Aircraft manufacturing plant in Handa City, Aichi Prefecture on the owned land situated next to Yusouki Kogyo K.K., which is wholly-owned subsidiary of the Company. FHI will manufacture mainly the adhesive bonding parts made of composite materials.
FHI is planning to start operation of this plant in 2006, producing components of Center Wing which joints Body and Main Wing of Boeing 7E7 and parts for next-generation Maritime Patrol Aircraft and Cargo Transport Aircraft (CX/PX).

Aerospace Company of FHI is featured as the technology of development and production of composite materials and has an operational presence at Utsunomiya Manufacturing Division (Utsunomiya City, Tochigi Prefecture). However, it is required to establish new plant to expand production capacity of parts made of composite materials, though there is no more space at Utsunomiya for that. Therefore, from the point of view of efficiency of transportation and utilization of their property, FHI was considering establishing new plant near existed Handa Plant where the Company will assemble Center Wing of 7E7 as the final stage.

The construction of new plant will start November 2004 and the completed building area will be 7,500 m^2. This plant is to be the front edge manufacturing of the composite materials furnished with the world biggest autoclave and non-destructive inspection system. Capital expenditure of this plant is estimated more than 5 billion yen.



PRESS INFORMATION

Fuji Heavy Industries Introduces the Subaru R1, an All-New Mini Car

Tokyo, December 24, 2004 – Fuji Heavy Industries, Ltd. (FHI), a global manufacturer of transportation and aerospace-related products and the maker of Subaru automobiles, today announced the introduction of the Subaru R1,* an all-new mini car for the Japanese market. The company will begin the sale of the R1 through its Subaru dealerships nationwide on January 4, 2005.

Build on a concept of a unique mini car with streamlined packaging, the R1 model boasts outstanding fuel economy, a high level of safety features, emotional design and high quality looks, and a comfortable and functional interior space. While the new car has been designed as a 3-door mini car that essentially seats 2 passengers, it features flexible rear space that can become either two seats or a spacious luggage area.

Sophisticated exterior designs project a smooth, flowing silhouette. Dubbed a *one-motion form*, the exterior style outlines a flowing eggshell shape from front to rear that has been engineered to effectively absorb crash impact. Interior designs emphasize the sportiness of the R1 by adopting the color combination of black and red, as do the sculptured instrument panel designs.

Equipped with a 4-cylinder, DOHC, naturally aspirated engine (658 cc) with an active valve control system (AVCS) as well as the i-CVT (intelligent continuously variable transmission), the R1 has achieved fuel economy of 24.0 km/L (10-15 mode cycle; 2WD model), ranking it among the most fuel efficient mini cars in Japan. The R1 meets Japan's Ultra Low Emission Vehicle (U-LEV) standards set forth by the Ministry of Land, Infrastructure and Transport (MLIT), which call for the reduction of an additional 50% of emissions from the levels of the 2005 exhaust emission regulations, and it also achieves the 2010 fuel economy standards plus an additional 5%, all without compromising on superb driving performance.

* R of R1 indicates the code for Subaru mini cars. 1 symbolizes the concept and size of the car to differentiate it from the R2 model.



SUBARU R1

Major Features of the R1

1. Design and packaging

- Focusing on convenient personal use, packaging of the R1 emphasizes front passenger space that is not restrained by the concept of a mini car. Optimal roominess for an individual mini car has been achieved.
- An eggshell silhouette, which extends from the front hood to the rear edge of the roof, and curbed side panels compose a dynamic and sophisticated form.
- The spread-wing grille design, which is reminiscent of aircraft wings, directly relates to the FHI's origins as an aircraft manufacturer, while expressing its current applications of Subaru's advanced technology.
- Designed to express a stable, high-performance drive, the powerful wheel arches house 15-inch wheels (155/60R15), the largest size in the mini car category.
- Six body colors, which emphasize sophisticated exterior styling, are available.
- Interior colors are a combination of black and red, fortifying the individual mini car concept.
- Electroluminescent displays are laid out in the 3-dimensional design of the instrument panel meters. The panel not only emphasizes the sportiness of the car, but it also enables easy reading of it various meters.
- While the cabin is designed primarily for 2 passengers and a spacious luggage area, its flexible rear space can accommodate 2 passengers with its 2x2 seating arrangement.
- The combination of genuine leather and Alcantara† for the seats and interior are available as an option that heightens the feel of polished details and sportiness.

† Alcantara is artificial fabric with a natural suede look, manufactured by Toray Industries, Inc.

2. Safety features

- The one-motion form has been engineered to effectively absorb frontal crash impact.
- Adopting new ring-shaped reinforcement frames, the R1 achieves high levels of rigidity with low weight.
- Front and rear frames to support bumpers are positioned higher than the floor and are laid out straight, horizontal to the ground. This layout design helps reduce impact in a collision with a larger vehicle.
- Safety pedals release their brackets at frontal crash impact, allowing the pedals to retract so that a driver's risk of lower-limb injury is reduced.
- High stiffness headrests are mounted on the front seats, supporting the front occupants' heads and helping reduce the risk of neck injury in a rear collision.
- The double pretensioner seatbelt is adopted, which retracts to tighten and take up slack in both the shoulder and the lap belts, holding the occupant more securely in the seat.
- The anti-lock braking system (ABS) with Brake Assist, which comes with the electronic brake-force distribution system (EBD), is standard on all models.

- A universal ISO FIX child-seat tether anchor and a lower tether anchor are mounted. (Child seats that are specifically approved for use with the R1 and the base unit for an ISOFIX child seat must be purchased separately.)

3. Engine and Suspension

- The R1 is equipped with an in-line, 4-cylinder, DOHC, 16-valve engine with the active valve control system (AVCS). The naturally aspirated DOHC engine excels in performance at practical driving speeds as well as in fuel economy.
- An independent strut-type suspension ensures a smooth, accommodating drive.

4. Environmental considerations

- The combination of an electronic throttle control, AVCS, and i-CVT not only provides a powerful, smooth drive, but also achieves superb fuel economy.
- The AWD system with its viscous coupling unit features a lightweight, compact transfer case, as well as a highly rigid aluminum case in its rear differential unit. By minimizing weight compared to the 2WD model, FHI engineers have improved fuel economy on the AWD model.
- The R1 is certified as an Ultra Low Emission Vehicle (U-LEV) because the model's emission level is 50% less that 2005 exhaust emission regulations. It also meets 2010 fuel economy standards plus an additional 5%.
- Mounted with the fuel-efficient engine and i-CVT, the R1 provides an energy-conserving drive while delivering smooth acceleration. It also comes with the Info-Eco mode, which displays fuel economy information and actively promotes fuel-saving driving patterns.

5. Convenience and other functions

- Side door hinges move flexibly toward the front and allow a larger door opening for easy entry and exit.
- A seat-lifting dial design makes adjusting to the optimal driving position easy.
- The front passenger seat back folds forward, and its flat back can be used as a table. The rear seat can also be folded flat. When the passenger seat is folded flat, it is on the same level as the rear luggage deck, which allows long cargo to lie flat in the cabin.
- A 20-cm deep sub-trunk space is available under the rear luggage deck.

[Sales target]

800 units/month (in Japanese market)

Suggested retail prices including consumption tax

(Pre-tax prices in parentheses)

Models:	drive system	transmission	Price(Yen)	Body colors
SUBARU R1	2WD	i-CVT	1,260,000 (1,200,000) < 1,233,750 (1,175,000)[2]>	Titanium gray metallic Amethyst gray metallic Topaz yellow Silky white pearl[1] Berry red metallic Obsidian black pearl
	AWD		1,369,200 (1,304,000) < 1,342,950 (1,279,000)[2]>	

i-CVT (intelligent continuously variable transmission)

A dual SRS airbag system is standard on all models.

1) Silky white pearl: add ¥15,750 (including consumption tax)

2) Price without a car audio system

Add ¥5,250 for the 2WD cold weather specification model.



PRESS INFORMATION

Fuji Heavy Industries Names its All-New Crossover Vehicle the SUBARU B9 TRIBECA

Tokyo, December 17, 2004 – Fuji Heavy Industries Ltd. (FHI), a global manufacturer of transportation and aerospace-related products and the maker of Subaru automobiles, today announced that it has named its new crossover vehicle "SUBARU B9 TRIBECA." The first-ever Subaru crossover utility vehicle with seven-passenger seating will be unveiled at the North American International Auto Show in Detroit on January 10, 2005, and will be introduced in the North American market next year.

"B9" of SUBARU B9 TRIBECA denotes Subaru's signature, horizontally-opposed Boxer engine and the number 9, which comes from a part of Subaru's product line-up category codes. Tribeca is a vibrant New York City neighborhood with many distinctive boutiques, galleries, and restaurants, where young artists work and cutting-edge trends are created that attract worldwide attention. Its name is an abbreviation of Triangle Below Canal Street (a triangle-shaped area south of Canal Street and north of Wall Street in Manhattan).

Upon receiving feedback from Subaru owners, potential customers, and business partners on the name that was originally announced, the SUBARU B9X, FHI selected the name SUBARU B9 TRIBECA for the all-new vehicle.

"We feel that the name SUBARU B9 TRIBECA has a greater resonance in the North American marketplace and will more effectively position the car when it is launched next early summer," said Kyoji Takenaka, President and CEO of FHI. "Subaru can leverage the vested equity already associated with the progressive style, art, and culture that the name TRIBECA represents."


SUBARU

PRESS INFORMATION

The Subaru B9 Tribeca Makes its World Premiere at the 2005 North American International Auto Show

Tokyo, January 11, 2005 – Fuji Heavy Industries Ltd. (FHI), a global manufacturer of transportation and aerospace-related products and the maker of Subaru automobiles, today announced that its U.S. subsidiary, Subaru of America, Inc.*, has unveiled the all-new Subaru B9 Tribeca, at the 2005 North American International Auto Show, which is being held from January 9 through 23, 2005.

The Subaru B9 Tribeca was developed on the concept of a progressive sport utility vehicle (SUV) that represents the next generation of crossover vehicles. The Subaru B9 Tribeca features Subaru Symmetrical All-Wheel Drive (AWD) with a horizontally opposed boxer engine that delivers agile and stable control while ensuring superb maneuverability as a SUV, and is the first – ever Subaru with available seating for seven passengers.

The largest model in the Subaru lineup, the all-new Subaru B9 Tribeca reveals its roominess in flexible seating arrangements in three rows for seven passengers. Its sporty and dynamic exterior design contrasts with a sophisticated interior design that accentuates stylish comfort and safety.

The Subaru B9 Tribeca will be built at the Subaru of Indiana Automotive (SIA) plant in Lafayette, Indiana, and will be introduced in the U.S. early summer of 2005 as the 2006 Subaru B9 Tribeca. It is also scheduled to be sold in Canada and Chile starting in 2005.

Since FHI introduced the Subaru Outback in North America in 1995, Subaru has been recognized as a pioneer in crossover vehicles by offering both the comfort of a passenger car and the rugged versatility of a SUV. The Outback is a variant of the Subaru Legacy with more sporty handling and maneuverability. The new Subaru B9 Tribeca will further expand the Subaru crossover product line.

* Subaru of America, Inc. is a wholly-owned subsidiary of FHI. Based in Cherry Hill, New Jersey, the company markets and distributes Subaru vehicles, parts and accessories in the U.S.



SUBARU B9 TRIBECA

Major Features of the Subaru B9 Tribeca

1. Outstanding driving performance

The horizontally opposed, 6-cylinder boxer engine maintains engine revolutions in perfect balance and delivers smooth acceleration. Responding accurately to the driver, the Subaru full-time All-Wheel Drive and suspension systems ensure high-quality handling. While the Subaru B9 Tribeca offers the fun-to-drive maneuverability of an SUV with its high road clearance, it delivers the comfort, agility, and stable ride of a sporty sedan, which is achieved by the low center of gravity of the Symmetrical AWD.

- A 3-liter, horizontally opposed, 6-cylinder DOHC engine provides flawless torque up to high rotations. The excellent balance of engine revolutions ensures smooth acceleration, which promises a high-quality drive.
- Nimble cornering, agility, and stability are realized by the light weight, compact engine and well-balanced powertrain unit of the Subaru B9 Tribeca.
- Acceleration response has been further enhanced. A driver can experience a high level of performance in the Subaru B9 Tribeca through its smooth acceleration at zero-to-cruising speeds, as well as through powerful acceleration when overtaking another car at high speed.
- With the road clearance of 213 mm, the supple suspension stroke enhances superb riding comfort, even on rugged terrain.
- An all-new double wishbone rear suspension design provides roominess in the cabin while reducing vibration and impact and heightening vehicle dynamics and riding comfort.
- 5-speed automatic transmission is adopted on all models. Smooth gear changes and sporty driving are made possible by finely tuned gear ratios.

2. Superb interior and packaging options

The Subaru B9 Tribeca is a flexible seven-passenger vehicle.** Five adults can be leisurely accommodated in the front and second-row rear seats, and the optional third row easily seats two more passengers.

** Subaru also offers the five-passenger Subaru B9 Tribeca without the third-row rear seats.

- The second row of seats slides back as far as 200 mm, providing outstanding roominess.
- Second row rear seats feature a sixty–forty split bench and a forty–twenty–forty split rear seat back with fold-flat capability. According to the number of passengers and size of the cargo, seats can be flexibly arranged for convenience and utility.
- A large, 9-inch-wide screen, which is stored away in the ceiling, as well as a DVD player with video game and video camera feed capabilities is available as an option.

3. Bold new designs

Exterior designs express the sporty and dynamic feel of the Subaru B9 Tribeca and represent the vehicle's originality that distinguishes it from other SUVs and adds a sense of presence. Interior accommodates the driver not only with sense of security to be in the lap of high quality product, but also with excitement of driving pleasure.

- A dynamic body silhouette extends from the front fascia to the end of the roof, and a powerful wheel arch design creates a strong athletic stance on the road. The well-packaged rear design further enhances the expression of dynamic motion.
- The front air intake design is highlighted by its spread-wing grille design, which is reminiscent of aircraft wings. Directly relating to the history of FHI as an aircraft manufacturer, the design illustrates the Subaru commitment to engineering excellence.
- A tachometer and speedometer are independently laid out, which emphasizes the depth and 3-dimensional design of the instrument panel.
- A variety of indirect lights throw warm illumination onto the switchgear, cup holder, front and rear seat footings, and entrances. While creating high-quality ambiance in the cabin, well-positioned lights also are functional in many instances, including facilitating easy access in and out of the car at night.

4. Safety

While the outstanding agile handling and driving performance of the Subaru B9 Tribeca helps improve accident avoidance, its body construction is engineered to reduce the risk of injury in a crash. The vehicle is also equipped with safety devices to protect passengers.

- In addition to the Symmetrical AWD's low center of gravity for excellent stability, its Vehicle Dynamics Control (VDC) system, which is standard on the vehicle, simultaneously co-ordinates control of torque distribution, engine output and adjusting individual wheel braking as needed for helping diminish roll-over risks.

- The Subaru B9 Tribeca features body construction that effectively absorbs crash impact from all the directions. Adopting trim parts that also absorb impact, high levels of safety are obtained in all passenger spaces. Other standard features include dual-stage passenger and driver air bags, as well as seat-mounted side-impact air bags and side-curtain air bags.

# # #

2006 SUBARU B9 TRIBECA PRELIMINARY SPECIFICATIONS

GENERAL INFORMATION

Wheelbase	108.2 in. (2,749 mm)
Length	189.8 in. (4,822 mm)
Width	73.9 in. (1,878 mm)
Height	66.4 in. (1,686 mm)
Ground Clearance	8.4 in. (213 mm)

ENGINE AND TRANSMISSION

Engine	SUBARU BOXER 3.0-liter H6 DOHC
Horsepower	250hp @ 6,600 rpm
Torque	219 lb.-ft. @ 4,200 rpm
Transmission	Automatic, 5-speed with SPORTSHIFT* manual control

WEIGHTS AND CAPACITIES

Curb Weight	4,245 lbs. (1,925kg)
Towing Capacity	2,000lbs. (907kg) in Standard
	3,500lbs. (1,587kg) with Optional Equipment
Oil Capacity	7.6 Quarts (7.2L)
Fuel Capacity	16.9 gallons (64L)

WHEELS

Type	Cast Aluminum/7-Spoke
Size	18 x 8.0

TIRES

Type	Goodyear Eagle LS2
Size	255/55 R18

Specifications are based on the seven-passenger configuration. A five-passenger model is also available.

KEY STANDARD FEATURES (Seven Passenger)

- Symmetrical AWD
- Vehicle Dynamics Control (VDC)
- Power tilt/sliding glass moonroof
- Front heated seats
- Electroluminescent lighting gauges
- Security system with door sensor
- 100-Watt AM/FM stereo with MP3-compatible single-disc in-dash CD player, 6 audio speakers
- Keyless entry system
- Occupant sensing, dual stage passenger and driver air bags (SRS)**
- Side-curtain air bags (SRS)**
- Front-seat side impact air bags (SRS)**
- Tire-pressure monitoring system
- Power steering
- 4-Channel 4-sensor ABS with Electronic brake-force Distribution
- Foldable, body color side mirrors with integrated turn signals
- Quad-beam, halogen projector-type headlights
- Front fog lights
- Air-filtration system
- Heated side mirrors, wiper de-icer
- Homelink ***
- 10 Cup holders

* SPORTSHIFT is a refisterred trademark of Prodrive Ltd.

** SRS: Supplemental Restraint System

*** Homelink is a registered trademark of Prince Corporation, a wholly owned subsidiary of Johnson Controls.

Major optional features

- Touch-screen navigation system
- 160-Watt AM/FM stereo with MP3-compatible 6-disc in dash CD player, 9 audio speakers
- Rear seat entertainment DVD system

###





PRESS INFORMATION

January 14,2005

Subaru Sales and Production Plans for 2005

1.Projected Automobile Sales

(Units)

			Results for 2004		Plans for 2005	
			Vehicles	Chg.from prev.year(%)	Vehicles	Chg.from prev.year(%)
Domestic Sales	Small Cars		112,858	99.3	113,000	100.1
	Mini Cars		165,564	124.4	166,000	100.3
	Sub Total		278,422	112.8	279,000	100.2
Overseas Sales	Export	Small Cars	211,187	104.2	195,000	92.3
		Mini Cars	0	—	0	—
		Total	211,187	104.2	195,000	92.3
	Knocked-down units		109,413	115.4	126,000	115.2
	Sub Total		320,600	107.8	321,000	100.1
Grand Total			599,022	110.1	600,000	100.2

2.Projected Automobile Production

(Units)

		Results for 2004		Plans for 2005	
		Vehicles	Chg.from prev.year(%)	Vehicles	Chg.from prev.year(%)
Domestic Production	Small Cars	319,964	101.7	308,000	96.3
	Mini Cars	167,163	123.5	166,000	99.3
	Total	487,127	108.2	474,000	97.3
Overseas Production		105,551	108.8	126,000	119.4
Grand Total		592,678	108.3	600,000	101.2

Consignment production of Isuzu vehicles	13,150	52.1	* —	—

* Production of Isuzu vehicles was closed in July 2004.


SUBARU
PRESS INFORMATION

Fuji Heavy Industries Gives the Subaru Forester a Major Facelift

Tokyo, January 27, 2005 – Fuji Heavy Industries, Ltd. (FHI), a global manufacturer of transportation and aerospace-related products and the maker of Subaru automobiles, today announced the introduction of its new Subaru Forester models in Japan. The facelift Forester models went on sale through its Subaru dealerships nationwide today.

In further advancing the basic concept of crossover SUV with the best of both worlds,* Subaru engineers have made substantial improvements on the Forester and raised its product appeal. Not only were driving performance and utilities enhanced, but sophisticated design and quality looks have been significantly improved. While the exterior design expresses dynamism and power, the interior design focuses on convenience, improved utility and quality, and includes such features as water-resistant fabric and interior lining, a multifunctional center console, and greater functionality in the rear luggage space.

* Blending the best features of an SUV and a passenger car, the crossover SUV presents a vehicle suited to every driving occasion.

From its foundation of outstanding driving performance, the handling stability of the Forester has been further enhanced through strengthened rigidity in its chassis, as well as in improvements made in suspension tuning, giving the driver peace of mind and a stable grip on the road, particularly on highways and winding mountainous roads.

The 2.0-liter, horizontally opposed, 4-cylinder, SOHC natural aspiration engine has adopted the *equal length/constant pulsation independent exhaust system*, substantially elevating acceleration performance through improved engine response and high torque delivered in low to mid speed ranges. This engine also features environmental friendliness and fuel economy, achieving Japan's Ultra Low Emission Vehicle (U-LEV) standards set by the Ministry of Land, Infrastructure and Transport (MLIT), which call for the reduction of an additional 50% of emissions from the levels of the 2005 exhaust emission regulations.

FHI today also released a *TransCare Wing Seat* version of the new Forester, equipped with a power-lift front passenger seat. (The TransCare Wing Seat is not available on the model with SRS side airbags.)


SUBARU
SEC MAIL
RECEIVED
PROCESSING
SECTION
WASH. D.C.

PRESS INFORMATION

February 1, 2005

Exhibition outlines of the 75th Geneva International Motor Show

Fuji Heavy Industries Ltd. (FHI), a global manufacturer of transportation and aerospace-related products and the maker of Subaru automobiles, today announced that it will exhibit its new crossover vehicle SUBARU B9 TRIBECA and all-new mini car SUBARU R1 at the 75th Geneva International Motor Show to be held at Geneva, Switzerland. The show will open its doors to the public from March 3 through 13 (Press day: March 1 and 2).

A press briefing is scheduled for Tuesday, March 1st at the Subaru booth.



SUBARU B9 TRIBECA



SUBARU R1

1. SUBARU B9 TRIBECA (Reference vehicle : Prototype for US market)

The Subaru B9 Tribeca was developed on the concept of a progressive sport utility vehicle (SUV) that represents the next generation of crossover vehicles. The Subaru B9 Tribeca features Subaru Symmetrical All-Wheel Drive (AWD) with a horizontally opposed boxer engine that delivers agile and stable control while ensuring superb maneuverability as a SUV. Its sporty and dynamic exterior design contrasts with a sophisticated interior design for 7 passengers that accentuates stylish comfort and safety.

2. SUBARU R1 (Reference vehicle: Japanese market model)

Build on a concept of a unique mini car with streamlined packaging, the Subaru R1 boasts outstanding fuel economy, a high level of safety features, emotional design and high quality looks, and a comfortable and functional interior space.

3. Other vehicles exhibited (* models will be exhibited on public days only)

Legacy Sedan 3.0R Spec. B, Legacy Wagon 3.0R Spec. B, Legacy Wagon 3.0R, Legacy Wagon 2.0i*, Outback 3.0R, Outback 2.5i, Forester 2.5XT, Forester 2.0XT, Forester 2.0X*, Impreza WRX STi, Impreza Sedan WRX*, Impreza Sports Wagon WRX, Impreza Wagon 1.6*, G3X Justy 1.5

###

Outline of Financial Results for the 3rd Quarter of Fiscal 2005 (Consolidated)

Feb.14, 2005

For Immediate Release

Company Name : **Fuji Heavy Industries Ltd.** (Code No.: 7270: Tokyo Stock Exchange First Section)

(URL: http://www.fhi.co.jp/fina/index.html)

Representative : Mr. Kyoji Takenaka, President and CEO

Contact for Inquiries : Mr. Shunji Yonekura, General Manager of Administration Department
TEL(03)3347-2005

1. Basis for preparation of financial results of this quarter

(1) Adoption of simplified accounting practices: Yes

Income taxes are calculated using a simplified accounting method.

(2) Accounting change from prior year: Yes

Previously, for foreign exchange contracts used as hedges and which meet certain hedging criteria, the Company translated hedged foreign currency receivables using the contracted forward rates, for forward exchange contracts hedging future transactions, the Company deferred recognition of gains or losses resulting from changes in fair value of the foreign exchange contracts until related gains or losses on the hedged items are recognized. However, the Company stopped applying the hedge accounting since 1st quarter of fiscal 2005.

As a result of this change, operating income increased by ¥195 million and ordinary income and income before income taxes and minority interest increased by ¥465 million as compared with amounts assumed by application of previous hedge accounting policy.

(3) Changes in scope of consolidation and application of the equity method: Yes

Consolidated subsidiaries:
Newly included: 1

Companies accounted for by the equity method:
Newly included: 5

2. Performance in the 3rd Quarter of Fiscal 2005 (from April 1, 2004 to Dec 31, 2004)

Note that all amounts have been rounded off to the nearest million yen, unless otherwise specified

(1) Consolidated Results of Operations

(Unit: Millions of yen, except for per share figures)

	Net sales	Operating income	Ordinary income	Net income
3rd Quarter of FY 2005	¥ 1,050,410 (2.1%)	¥ 26,473 (-25.7%)	¥ 28,622 (-33.7%)	¥ 20,723 (-27.9%)
3rd Quarter of FY 2004	¥ 1,028,357 —	¥ 35,646 —	¥ 43,197 —	¥ 28,743 —
Fiscal 2004	¥ 1,439,451 —	¥ 50,324 —	¥ 56,614 —	¥ 38,649 —

	Net income per share, basic (Yen)	Net income per share, diluted (Yen)
3rd Quarter of FY 2005	¥ 26.60	¥ 26.60
3rd Quarter of FY 2004	¥ 38.48	¥ 37.10
Fiscal 2004	¥ 50.62	¥ 49.66

Note: Percentage figures in the net sales, operating income, ordinary income and net income columns represent changes from prior 3rd quarter period.

Information on the Progress of Consolidates Operating Results

Consolidated net sales for the first nine months of this fiscal year increased to ¥150.4 billion, up ¥22.1 billion, or 2.1%, from the same period of previous fiscal year. This rise attributes to the large increase in the domestic minicar sales volume, led by the Subaru R2, over the same period of the previous year. Also, another factor is the continuation of solid sales in the overseas markets of Europe and Australia.

Despite our efforts to reduce material cost and various expenses, operating income was ¥26.5 billion, down ¥9.2 billion, or 25.7%, compared to the corresponding period due to the negative impact of the appreciation of the yen and deterioration of model mix. Ordinary income was ¥28.6 billion, down ¥14.6 billion, or 33.7%. Net income for the nine months fell to ¥20.7 billion, down ¥8.0 billion, or 27.9%.

(2) Financial Position

(Unit: Millions of yen, except for per share figures)

	Total assets	Shareholders' equity	Shareholders' equity to total assets (%)	Shareholders' equity per share (Yen)
3rd Quarter of FY 2005	¥ 1,357,870	¥ 480,987	35.4 %	¥ 617.25
Fiscal 2004	¥ 1,349,727	¥ 453,708	33.6 %	¥ 582.60

Information on the Consolidated Financial Condition

Total assets as of the end of the first nine months of this fiscal year increased to 1,357.9 billion yen, up ¥8.1 billion, compared to the end of the previous fiscal year. Tangible fixed assts and marketable investment securities increased, while current assets decreased.

Liabilities fell to ¥873.5 billion, down ¥19.2 billion, from the end of the previous fiscal year. The main contributing factors were a decrease in current liabilities and the amortization of the consolidation adjustments.

Shareholders' equity rose to ¥481.0 billion, up ¥27.3 billion from the end of the previous fiscal year. The main contributing factor was increase of retained earnings including net income of ¥20.7 billion.

[Reference]

Projections for Fiscal 2005 (From April 1, 2004 to March 31, 2005)

(Unit: Millions of yen)

	Net sales	Ordinary income	Net income
Full year	¥ 1,450,000	¥ 43,000	¥ 28,000

Reference: Projected net income per share (full year): ¥ 35.93

Information on the forecast of financial performance

Net sales is proceeding along with the previous projection, which was announced on November 12, 2004. Yet, The company revises the forecasts of Ordinary income from ¥47 billion to ¥43 billion and Net income from ¥32 billion to ¥28 billion, respectively, due to the negative impact of deterioration of model mix in the domestic market, and slower progress of expense reduction programs than the plan.

The above projections are made based on available information and assumptions as of Feb.14, 2005, and are subject to the uncertainties of future operations. Therefore, actual results could differ materially from those anticipated.

[Consolidated Financial Statements]

(1) Summary of Consolidated Balance Sheets

(Unit: Millions of yen)

	3rd Quarter of 2005 (as of Dec 31, 2004)	Fiscal 2004 (as of March 31, 2004)	Changes Increase/(Decrease)
ASSETS			
Current assets	**631,643**	**654,879**	**(23,236)**
Cash and time deposits	65,767	46,684	19,083
Notes and accounts receivable, trade	97,867	122,724	(24,857)
Marketable securities	70,875	113,490	(42,615)
Inventories	190,386	179,338	11,048
Short-term loans	107,929	101,871	6,058
Deferred tax assets	33,609	34,149	(540)
Other	66,020	57,284	8,736
Allowance for doubtful accounts	(810)	(661)	(149)
Fixed assets	**726,227**	**694,848**	**31,379**
Property, plant and equipment, net	**531,732**	**509,743**	**21,989**
Buildings and structures	130,036	117,446	12,590
Machinery, equipment and vehicles	169,347	161,950	7,397
Land	169,667	166,518	3,149
Construction in progress	13,619	20,935	(7,316)
Other	49,063	42,894	6,169
Intangible assets	**42,389**	**40,453**	**1,936**
Investments and other assets	**152,106**	**144,652**	**7,454**
Investment securities	68,791	57,045	11,746
Long-term loans	5,067	4,918	149
Deferred tax assets	22,295	29,707	(7,412)
Other	58,954	57,938	1,016
Allowance for devaluation of investments	(280)	(280)	—
Allowance for doubtful accounts	(2,721)	(4,676)	1,955
Total assets	**1,357,870**	**1,349,727**	**8,143**

	3rd Quarter of 2005 (as of Dec 31, 2004)	Fiscal 2004 (as of March 31, 2004)	Changes Increase/(Decrease)
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities	**566,577**	**603,231**	**(36,654)**
Notes and accounts payable, trade	168,500	193,186	(24,686)
Short-term borrowings	217,829	227,917	(10,088)
Commercial paper	25,000	10,000	15,000
Current portion of bonds	10,300	10,000	300
Accrued income taxes	6,842	5,092	1,750
Accrued expenses	57,999	69,784	(11,785)
Accrued bonus	8,277	17,165	(8,888)
Accrued warranty claims	29,537	26,959	2,578
Other	42,293	43,128	(835)
Long-term liabilities	**306,910**	**289,469**	**17,441**
Bonds	100,500	90,800	9,700
Long-term debts	55,309	40,279	15,030
Deferred tax liabilities on revaluation of land	478	478	—
Accrued pension and severance liability	63,595	61,654	1,941
Accrued directors' severance and retirement benefits	1,064	1,228	(164)
Consolidation adjustments	28,533	44,027	(15,494)
Other	57,431	51,003	6,428
Total liabilities	**873,487**	**892,700**	**(19,213)**
Minority interest in consolidated subsidiaries	**3,396**	**3,319**	**77**
Shareholders' equity			
Common stock	**153,795**	**153,795**	**—**
Capital surplus	**160,071**	**160,107**	**(36)**
Retained earnings	**180,462**	**165,192**	**15,270**
Revaluation reserve for land	**421**	**421**	**—**
Net unrealized holding gains on securities	**15,538**	**10,291**	**5,247**
Translation adjustments	**(27,085)**	**(33,300)**	**6,215**
Less treasury stock, at cost	**(2,215)**	**(2,798)**	**583**
Total shareholders' equity	**480,987**	**453,708**	**27,279**
Total liabilities and shareholders' equity	**1,357,870**	**1,349,727**	**8,143**

(2) Summery of Consolidated Statements of Income

(Unit: Millions of yen)

	3rd Quarter of FY 2005 (ended Dec 31 ,2004)	3rd Quarter of FY 2004 (ended Dec 31 ,2003)	Changes Increase/(Decrease)		Fiscal 2004 (ended March 31 ,2004)
	Amount	Amount	Amount	%	Amount
Net sales	**1,050,410**	**1,028,357**	**22,053**	**2.1**	**1,439,451**
Cost of sales	802,739	766,220	36,519	4.8	1,085,716
Gross profit	247,671	262,137	(14,466)	(5.5)	353,735
Selling, general and administrative expenses	221,198	226,491	(5,293)	(2.3)	303,411
Operating income	**26,473**	**35,646**	**(9,173)**	**(25.7)**	**50,324**
Non-operating income	**10,892**	**13,735**	**(2,843)**	**(20.7)**	**17,943**
Interest and dividends income	1,613	1,707	(94)		2,081
Amortization of consolidation adjustments	5,327	5,040	287		4,912
Other	3,952	6,988	(3,036)		10,950
Non-operating expenses	**8,743**	**6,184**	**2,559**	**41.4**	**11,653**
Interest expenses	1,896	1,850	46		2,416
Equity loss from affiliated companies	527	—	527		—
Other	6,320	4,334	1,986		9,237
Ordinary income	**28,622**	**43,197**	**(14,575)**	**(33.7)**	**56,614**
Extraordinary gains	**3,213**	**6,327**	**(3,114)**	**(49.2)**	**8,353**
Gain on sale of fixed assets	219	664	(445)		2,600
Gain on sale of investment securities	295	4,575	(4,280)		4,564
Gain on prior period adjustment	—	887	(887)		1,049
Other	2,699	201	2,498		140
Extraordinary losses	**2,762**	**5,652**	**(2,890)**	**(51.1)**	**8,701**
Loss on sale and disposal of fixed assets	1,819	4,692	(2,873)		5,689
Loss on sale of investment securities	0	405	(405)		411
Loss on devaluation of securities	110	201	(91)		221
Other	833	354	479		2,380
Income before income taxes and minority interest	29,073	43,872	(14,799)	(33.7)	56,266
Tax expense	8,266	15,339	(7,073)	(46.1)	17,633
Minority interest in (income) loss of consolidated subsidiaries	(84)	210	(294)	—	16
Net income	**20,723**	**28,743**	**(8,020)**	**(27.9)**	**38,649**

Note: "Extraordinary gain-other" amounting to ¥2,699 million includes ¥2,525 million of gain, which is the amount after offsetting ¥10,168 million of depreciation expense of the consolidation adjustments (credit side), arose from making Subaru of Indiana Automotive, Inc. (SIA) a wholly owned subsidiary of the Company, against ¥7,643 million of losses related to operating lease equipments in the Consignment Division of SIA.

(3) Segment Information

[Business segment information]

3rd Quarter of FY2005 (from April 1, 2004 to Dec 31, 2004) (Unit: Millions of yen)

	Automobiles	Industrial products	Aerospace	Other	Total	Elimination and corporate	Consolidated total
I. Sales and operating income (loss)							
Sales							
(1) Outside customer	959,347	34,050	41,334	15,679	1,050,410	—	1,050,410
(2) Inter-segment	2,843	200	31	2,291	5,365	(5,365)	—
Total sales	962,190	34,250	41,365	17,970	1,055,775	(5,365)	1,050,410
Operating cost and expense	935,501	33,769	42,027	18,501	1,029,798	(5,861)	1,023,937
Operating income (loss)	26,689	481	(662)	(531)	25,977	496	26,473

3rd Quarter of FY2004 (from April 1, 2003 to Dec 31, 2003) (Unit: Millions of yen)

	Automobiles	Industrial products	Aerospace	Other	Total	Elimination and corporate	Consolidated total
I. Sales and operating income (loss)							
Sales							
(1) Outside customer	944,569	30,492	35,944	17,352	1,028,357	—	1,028,357
(2) Inter-segment	2,885	112	208	2,585	5,790	(5,790)	—
Total sales	947,454	30,604	36,152	19,937	1,034,147	(5,790)	1,028,357
Operating cost and expense	911,038	31,003	35,312	21,424	998,777	(6,066)	992,711
Operating income (loss)	36,416	(399)	840	(1,487)	35,370	276	35,646

[Overseas sales]

3rd Quarter of FY2005 (from April 1,2004 to Dec 31, 2004)

(Unit: Millions of yen)

	North America	Europe	Other	Total
Overseas sales	437,323	88,048	79,553	604,924
Consolidated net sales				1,050,410
Percentage of overseas sales over consolidated sales (%)	41.6 %	8.4 %	7.6 %	57.6 %

3rd Quarter of FY2004 (from April 1, 2003 to Dec 31, 2003)

(Unit: Millions of yen)

	North America	Europe	Other	Total
Overseas sales	459,342	73,978	62,153	595,473
Consolidated net sales				1,028,357
Percentage of overseas sales over consolidated sales (%)	44.7 %	7.2 %	6.0 %	57.9 %

<Reference for the 3rd Quarter of FY2005 Consolidated Financial Results>

(Feb. 14, 2005)
Fuji Heavy Industries Ltd.

(in 100 millions of yen) (in thousands of units)	RESULTS 3rd Quarter of FY2004 Apr. 2003 to Dec. 2003	RESULTS 3rd Quarter of FY2005 Apr. 2004 to Dec. 2004		RESULTS FY2004 Apr. 2003 to Mar. 2004	FORECAST FY2005 Apr. 2004 to Mar. 2005		FORECAST FY2005 (November 2004) Apr. 2004 to Mar. 2005
Net Sales	10,284	10,504	2.1 %	14,395	14,500	0.7 %	14,500
Domestic	4,329	4,455	2.9 %	6,279	6,400	1.9 %	6,500
Overseas	5,955	6,049	1.6 %	8,115	8,100	-0.2 %	8,000
Margin Percentage	3.5%	2.5%		3.5%	2.8%		3.1%
Operating Income	356	265	-25.7 %	503	400	-20.5 %	450
Margin Percentage	4.2%	2.7%		3.9%	3.0%		3.2%
Ordinary Income	432	286	-33.7 %	566	430	-24.0 %	470
Margin Percentage	2.8%	2.0%		2.7%	1.9%		2.2%
Net Income	287	207	-27.9 %	386	280	-27.6 %	320
Factors of Change in Operating Income		**Gain factors** Reduction in cost 90 Decrease of expenses and others 42 Decrease in R&D expenses 27 **Loss factors** Foreign exchange 151 Decrease in sales mix 99			**Gain factors** Reduction in cost 166 Decrease in R&D expenses 25 Decrease of expenses and others 7 **Loss factors** Foreign exchange 178 Decrease in sales mix 123		**Gain factors** Reduction in cost 163 Decrease of expenses and others 28 Increase in R&D expenses 25 **Loss factors** Foreign exchange 176 Decrease in sales mix 93
Exchange rate YEN/US$	118	109		116	108		108
R&D Expenses	427	400		575	550		550
Interest bearing debt	3,894	4,089		3,790	4,100		4,100
Performance of Operation		Net Sales to increase Net Income to decrease			Net Sales to increase Net Income to decrease Best Net Sales		
Domestic Sales	166	179	7.9 %	246	263	7.2 %	265
Small Cars	77	72	-5.5 %	111	108	-2.6 %	110
Minicars	89	107	19.4 %	134	155	15.3 %	155
Overseas Sales	219	240	9.4 %	306	326	6.6 %	323
North America	146	153	5.0 %	206	209	1.5 %	210
Europe	40	45	13.9 %	54	60	12.2 %	59
Other	34	42	23.3 %	46	57	22.5 %	54
Units Total	385	419	8.8 %	551	589	6.8 %	588
SIA Isuzu SUVs	19	13	-31.2 %	25	13	-47.9 %	13

* Figures of Total Sales are the sum of retail sales units of the Japanese subsidiary dealers, wholesale units of the overseas subsidiary distributors, and wholesale units of FHI to other distributors/dealers.

*Exchange rate is the non-consolidated base of Fuji Heavy Industries Ltd..

<Reference for the 3rd Quarter of FY2005 Consolidated Financial Results>

(Feb. 14, 2005)

Fuji Heavy Industries Ltd.

(in 100 millions of yen) (in thousands of units)	RESULTS 3rd Quarter of FY2004 Apr. 2003 to Dec. 2003	RESULTS 3rd Quarter of FY2005 Apr. 2004 to Dec. 2004		RESULTS FY2004 Apr. 2003 to Mar. 2004	FORECAST FY2005 Apr. 2004 to Mar. 2005		FORECAST FY2005 (November 2004) Apr. 2004 to Mar. 2005
Net Sales	10,284	10,504	2.1 %	14,395	14,500	0.7 %	14,500
Domestic	4,329	4,455	2.9 %	6,279	6,400	1.9 %	6,500
Overseas	5,955	6,049	1.6 %	8,115	8,100	-0.2 %	8,000
Margin Percentage	3.5%	2.5%		3.5%	2.8%		3.1%
Operating Income	356	265	-25.7 %	503	400	-20.5 %	450
Margin Percentage	4.2%	2.7%		3.9%	3.0%		3.2%
Ordinary Income	432	286	-33.7 %	566	430	-24.0 %	470
Margin Percentage	2.8%	2.0%		2.7%	1.9%		2.2%
Net Income	287	207	-27.9 %	386	280	-27.6 %	320
Factors of Change in Operating Income		**Gain factors** Reduction in cost 90 Decrease of expenses and others 42 Decrease in R&D expenses 27 **Loss factors** Foreign exchange 151 Decrease in sales mix 99			**Gain factors** Reduction in cost 166 Decrease in R&D expenses 25 Decrease of expenses and others 7 **Loss factors** Foreign exchange 178 Decrease in sales mix 123		**Gain factors** Reduction in cost 163 Decrease of expenses and others 28 Increase in R&D expenses 25 **Loss factors** Foreign exchange 176 Decrease in sales mix 93
Exchange rate YEN/US$	118	109		116	108		108
R&D Expenses	427	400		575	550		550
Interest bearing debt	3,894	4,089		3,790	4,100		4,100
Performance of Operation		Net Sales to increase Net Income to decrease			Net Sales to increase Net Income to decrease Best Net Sales		
Domestic Sales	166	179	7.9 %	246	263	7.2 %	265
Small Cars	77	72	-5.5 %	111	108	-2.6 %	110
Minicars	89	107	19.4 %	134	155	15.3 %	155
Overseas Sales	219	240	9.4 %	306	326	6.6 %	323
North America	146	153	5.0 %	206	209	1.5 %	210
Europe	40	45	13.9 %	54	60	12.2 %	59
Other	34	42	23.3 %	46	57	22.5 %	54
Units Total	385	419	8.8 %	551	589	6.8 %	588
SIA Isuzu SUVs	19	13	-31.2 %	25	13	-47.9 %	13

* Figures of Total Sales are the sum of retail sales units of the Japanese subsidiary dealers, wholesale units of the overseas subsidiary distributors, and wholesale units of FHI to other distributors/dearlers.

*Exchange rate is the non-consolidated base of Fuji Heavy Industries Ltd..



Certificate Regarding Timely Disclosure

February 25, 2005

To Tokyo Stock Exchange, Inc.
President & CEO
Mr. Takuo, Tsurushima

Fuji Heavy Industries Ltd. acknowledges that timely and appropriate disclosure of our company information provided to investors is essential for sound securities market.
In addition to that, from the investors' viewpoint, we try to fulfill the company structure, which makes us to disclose the speedy, accurate and fair company information constantly.
I declare that we, Fuji Heavy Industries Ltd. will execute these processes in order to disclose company information timely and appropriately with earnest sincerity.

Fuji Heavy Industries Ltd.
President & CEO
Kyoji Takenaka


SEC MAIL
RECEIVED
PROCESSING
WASH, D.C.
SECTION



PRESS INFORMATION

March 15, 2005

Subaru Legacy Cumulative Production Hits 3 Million Mark

Tokyo, – Fuji Heavy Industries, Ltd. (FHI), a global manufacturer of transportation and aerospace-related products and the maker of Subaru automobiles, today announced that cumulative worldwide production of the Subaru Legacy[1] reached 3 million units on March 14. This milestone was achieved 16 years and 4 months after the company started production of the Legacy in its Gunma Yajima Plant in November 1988.

Developed as a successor to the Subaru Leone, the first-generation Legacy was introduced in Japan in February 1989. Since its birth, the Legacy has been designed and built to ensure driving pleasure. The first-generation Legacy established a new FIA-certified, world speed record in the continuous 100,000-kilometer drive with an average speed of 223.345 km/h[2], a record that still stands today, which testifies to the model's high performance and reliability.

The Station Wagon GT, which features the distinctive design of a station wagon in combination with a high-performance engine, was introduced in Japan in 1993 and quickly gained popularity in the growing market for recreational vehicles, playing a pioneering role in Japan's emerging market for station wagons.

In as early as September 1989, production of the Legacy began in the U.S. at Subaru Isuzu Automotive Inc. (now known as Subaru of Indiana Automotive Inc., SIA). Based on the Legacy wagon and created around the concept of a *crossover sport-utility vehicle*, in which the best of both worlds is combined in the rugged versatility of an SUV and the comfort of a passenger car, the Outback model was introduced in the U.S. in 1995, boosting Subaru sales and elevating the Legacy to the status of a major model that has become strategically important for FHI.



Legacy Sedan RS (1989, Japan)



Legacy Outback (2004, Japan)

more

Today, the fourth-generation Legacy continues to enjoy popularity and high acclaim from car enthusiasts. The Legacy has further improved driving performance and achieved unprecedented levels of weight reduction, while still ensuring crashworthiness in its safety performance. The current Legacy model was awarded the Car of the Year in Japan for 2003-2004. Worldwide sales in 2004 amounted to 201,645 units.

###

Note

1) Including Outback model.

2) In 1989, from January 2 through 21, the Legacy set a new 100,000-kilometer world speed record at the Arizona Test Center located on the outskirts of Phoenix, Arizona. The 100,000-kilometer distance was covered in 447 hours, 44 minutes, and 9.887 seconds, with an average speed of 223.345 km/h; the result was certified by the Fédération Internationale de L'Automobile (FIA).

[Chronology of the Legacy]

November 1988	Production of the Legacy starts at the Gunma Yajima Plant
January 1989	The Legacy sets a new FIA-certified 100,000-kilometer world speed record with an average speed of 223.345 km/h.
February 1989	Introduction in Japan
April 1989	Introduction in U.S.
September 1989	Introduction in Europe
September 1989	Production starts at SIA
October 1989	200PS turbo-engine GT launched in Japan
April 1990	Legacy enters the World Rally Championship (WRC)
August 1993	Legacy wins New Zealand Rally in WRC
September 1993	The second-generation Legacy (Station Wagon) sets an FIA-certified world speed record for 1 km in the mass-produced, unmodified station wagon division at the Bonneville Speedway near Salt Lake City, Utah, with an average speed of 249.981 km/h.
October 1993	The second-generation Legacy debuts in Japan
October 1994	250T version with a 2.5-liter, 4-cylinder, horizontally opposed engine added in Japan
June 1995	Production of the Outback starts at SIA
July 1995	Engine assembly begins at SIA
June 1996	GT-B introduced in Japan, with a 280PS engine and Bilstein twin-tube shock absorber (inverted-type)
January 1997	Cumulative production in Japan reaches the 1-million mark
April 1998	The third-generation Legacy (Station Wagon) sets a new FIA-certified world speed record for 1 km with an average speed of 270.532 km/h.
June 1998	All-new, third-generation Legacy introduced in Japan
December 1998	B4 Sedan debuts in Japan
December 1998	Awarded RJC New Car of the Year for 1998-99 in Japan
February 2000	B4 Blitzen version introduced in Japan
May 2000	Lancaster 6 with a 3-liter, 6-cylinder, horizontally opposed engine introduced in Japan
June 2002	SIA celebrates the 1-million-unit milestone in its production of Subaru vehicles.
January 2003	SIA is made a wholly owned subsidiary of FHI
May 2003	The fourth-generation Legacy launched in Japan
November 2003	Awarded the Car of the Year for 2003-2004 in Japan
December 2003	Sales surpasses the 1-million mark in Japan
March 2005	Production surpasses the 3-million mark worldwide

[Breakdown of 3 million units] (as of March 14, 2005)

	Japan	SIA	Total
First-generation Legacy	620,444	204,168	824,612
Second-generation Legacy	495,471	466,354	961,825
Third-generation Legacy	434,624	467,447	902,071
Fourth-generation Legacy	204,776	106,716	311,492
Total	1,755,315	1,244,685	3,000,000



Exhibit B

Summaries in English

No English versions or translations have been prepared for the below listed documents, and therefore, we have prepared English summaries to these Japanese language documents below:

1. Annual Securities Report for the fiscal year ended March 31, 2004, as filed with the Kanto Local Finance Bureaus on June 28, 2004, which includes:

- Corporate information

  A. Corporate overview
     1. Five-year history of changes in major business indices
     2. History of the company and its associated companies
     3. Overview of business
     4. Affiliated companies
     5. Employee information

  B. Business
     1. Discussion of business results
     2. Production, orders and sales
     3. Management issues
     4. Risk factors
     5. Material contracts
     6. Research and development
     7. Discussion and analysis of financial condition and results of operation

  C. Capital assets
     1. Overview of capital expenditure
     2. Important capital assets
     3. Plans for new construction projects and disposition of facilities

  D. Company information
     1. Share information
        a. Total number of shares
        b. Stock acquisition rights
        c. Number of shares outstanding, changes in capital stock
        d. Shareholder information
        e. Major shareholders
        f. Voting rights
        g. Stock options

2. Treasury stocks
3. Dividend policy
4. Changes in share price
5. Directors and corporate auditors
6. Corporate governance

E. Financial Information and Independent Auditors' Report
   1. Consolidated Financial Statements
      a. Consolidated Financial Statements
      b. Others
   2. Non-consolidated Financial Statements
      a. Non-consolidated Financial Statements
      b. Major Assets and Liabilities
      c. Others

F. Share handling information

G. Reference materials

H. Information of Guaranty Company and Others
(including Independent Auditors' Report)

2. Amendment to the Annual Securities Report for the fiscal year ended March 31, 2004, as filed with the Kanto Local Finance Bureaus on December 16, 2004.

3. Semi-annual Securities Report for the six months ended September 30, 2004, as filed with the Kanto Local Finance Bureaus on December 17, 2004, which includes:

- Corporate information

A. Corporate overview
   1. Five-year history of changes in major business indices
   2. History of the company and its associated companies
   3. Overview of business
   4. Affiliated companies
   5. Employee information

B. Business
   1. Discussion of business results
   2. Production, orders and sales
   3. Management issues
   4. Material contracts
   5. Research and development

C. Capital assets
   1. Important capital assets
   2. Plans for new construction projects and disposition of facilities

D. Company information
   1. Share information
      a. Total number of shares
      b. Stock acquisition rights
      c. Number of shares outstanding, changes in capital stock
      d. Major shareholders
      e. Voting rights
   2. Changes in share price
   3. Directors and corporate auditors

E. Interim Financial Information and Independent Auditors' Report
   1. Interim Consolidated Financial Statements
      a. Interim Consolidated Financial Statements
      b. Others
   2. Interim Non-consolidated Financial Statements
      a. Interim Non-consolidated Financial Statements
      b. Others

F. Reference Materials

G. Information of Guaranty Company and Others
   (including Independent Auditors' Report)

4. Annual Business Report for the fiscal year ended March 31, 2005, as provided to shareholders on June 25, 2004, which includes:

A. Message to shareholders from CEO
B. Business overview & business results
C. Business report for each business segment
D. Company news
E. Consolidated balance sheets
F. Consolidated statements of income
G. Consolidated statements of cash flows
H. Activity report
I. Non-consolidated balance sheet
J. Non-consolidated statements of income
K. Appropriation of earnings
L. Share information
M. Directors and corporate auditors

5. Interim Business Report for the six months ended September 30, 2004, as provided to shareholders on December 8, 2004, which includes:

A. Message to shareholders from CEO
B. Business overview & business results
C. Business report for each business segment
D. Activity report
E. Company news
F. Consolidated balance sheets
G. Consolidated statements of income
H. Consolidated statements of cash flow
I. Non-consolidated balance sheets
J. Non-consolidated statements of income
K. Interim Dividend information
L. Share information
M. Directors and corporate auditors

6. Extraordinary Report regarding the issuance of stock acquisition rights, as filed with the Kanto Local Finance Bureaus on August 27, 2004.

7. Amendment to the Extraordinary Report regarding the issuance of stock acquisition rights, as field with the Kanto Local Finance Bureaus on September 6, 2004.

8. Vehicle Recall Information posted on the company's website: (http://www.fhi.co.jp/recall/main.htm)

- Isuzu Motors Limited reported recalls of Isuzu Trooper, a type of vehicle provided by Isuzu Motors Limited to Fuji Heavy Industries Ld., due to defective accelerator cable to the Ministry of Land, Infrastructure and Transportation on April 13, 2004

- Fuji Heavy Industries Ltd. reported recalls of Legacy and Impreza due to defective shock wave sensor for the air-bag systems to the Ministry of Land, Infrastructure and Transport on July 20, 2004

- Isuzu Motors Limited reported recalls of Isuzu Trooper, a type of vehicle provided by Isuzu Motors Limited to Fuji Heavy Industries Ld., due to defective design of interior heater to the Ministry of Land, Infrastructure and Transportation on July 28, 2004

- Fuji Heavy Industries Ltd. reported recalls of Impreza and Forester due to loose bolts for oil control valves to the Ministry of Land, Infrastructure and Transport on September 15, 2004

- Fuji Heavy Industries Ltd. reported recalls of Legacy due to defective design of a stabilizer and improper assembly of fuel tank to the Ministry of Land, Infrastructure and Transportation on February 14, 2005